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As filed with the Securities and Exchange Commission on March 20, 2008

Registration No. 333-148151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

PROMETHEUS LABORATORIES INC.
(Exact name of Registrant as
specified in its charter)

California	2834	33-0685754
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9410 Carroll Park Drive
San Diego, CA 92121
(858) 824-0895
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Joseph M. Limber
President and Chief Executive Officer
Prometheus Laboratories Inc.
9410 Carroll Park Drive San Diego, CA 92121
(858) 824-0895
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael W. Hall, Esq. Cheston J. Larson, Esq. Michael E. Sullivan, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 (858) 523-5400	William Franzblau, Esq. Vice President, Legal Affairs Prometheus Laboratories Inc. 9410 Carroll Park Drive San Diego, CA 92121 (858) 824-0895	Mark K. Hyland, Esq. Shearman & Sterling LLP 525 Market Street San Francisco, CA 94105 (415) 616-1100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 20, 2008.

                  Shares

Prometheus Laboratories Inc.

Common Stock

          This is an initial public offering of shares of common stock of Prometheus Laboratories Inc.

          Prometheus is offering             shares to be sold in the offering. [The selling shareholders identified in this prospectus are offering an additional              shares. Prometheus will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.]

          Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $              and $             . Application has been made for the listing of the common stock on the Nasdaq Global Select Market under the symbol "RXDX."

          See "Risk Factors" on page 12 to read about factors you should consider before buying shares of the common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Prometheus	$	$
[Proceeds, before expenses, to the selling stockholders	$	$]

          To the extent that the underwriters sell more than             shares of common stock, the underwriters have the option to purchase up to an additional             shares from Prometheus at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on                          , 2008.

Goldman, Sachs & Co.	Credit Suisse
Banc of America Securities LLC	Cowen and Company	Pacific Growth Equities, LLC

Prospectus dated                          , 2008.

TABLE OF CONTENTS

Prospectus

        Through and including            , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

        This summary does not contain all of the information you should consider before buying shares of our common stock. You should carefully read the entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding to invest in shares of our common stock. Unless the context requires otherwise, references in this prospectus to "Prometheus," "we," "us" and "our" refer to Prometheus Laboratories Inc. and references to "diagnostic tests" or "diagnostic testing" refer to laboratory tests developed by us and laboratory tests developed by third parties and purchased by us that have either been cleared for use by the U.S. Food and Drug Administration, or FDA, or that we have validated for such use.

Prometheus Laboratories Inc.

Overview

        Prometheus is a specialty pharmaceutical company committed to developing and commercializing novel pharmaceutical and diagnostic products to help physicians individualize patient care. We are currently focused on the detection, diagnosis and treatment of gastrointestinal diseases and disorders in the United States. Our strategy includes the marketing and delivery of pharmaceutical products complemented by proprietary, high-value diagnostic testing services. By integrating pharmaceutical products and diagnostic testing services, we believe we can address the full continuum of care, thereby providing physicians with a comprehensive solution to treat chronic diseases.

        We believe our business model of offering pharmaceuticals combined with our diagnostic testing services differentiates us from other pharmaceutical and specialty pharmaceutical companies, and provides our sales force greater access to physicians. Our approximately 180 person sales force, including sales representatives, sales management and national account managers, has significant experience and technical knowledge of the gastroenterology market. Currently, we principally market our pharmaceutical and diagnostic products and services to the approximately 12,000 gastroenterologists in the United States, of whom approximately 80% prescribed our ENTOCORT® EC (budesonide) Capsules or at least one of our diagnostic products during 2007. We believe our sales success, access to physicians and proprietary diagnostic testing services may also provide us with an advantage in gaining access to or acquiring additional pharmaceutical and diagnostic products.

        We currently operate under two business segments: (1) the pharmaceutical products segment that markets and sells prescription drugs, and (2) the diagnostic testing services segment that offers diagnostic testing services. Our aggregate net sales have grown from $69.6 million in 2003 to $220.9 million in 2007, representing a compounded annual growth rate, or CAGR, of 33.5%. During this same period, our aggregate net sales of pharmaceutical products grew from $30.5 million to $143.7 million, representing a CAGR of 47.3%, and our aggregate net sales of diagnostic testing services grew from $39.1 million to $77.3 million, representing a CAGR of 18.6%. Growth in our pharmaceutical and diagnostics segments is due principally to the addition of Entocort EC in 2005 and the introduction of new or improved diagnostic testing services.

        In addition, in January 2008, we acquired exclusive rights to LOTRONEX® (alosetron hydrochloride) Tablets in the United States from GlaxoSmithKline. Lotronex is the only prescription drug approved by the FDA for use in female patients with severe diarrhea-predominant irritable bowel syndrome, or IBS, who meet the conditions stated in the label. Prior to our acquisition of Lotronex, GlaxoSmithKline voluntarily withdrew Lotronex from the market in 2000 after failing to reach agreement with the FDA on how to best manage risks associated with the product. The FDA approved a supplemental New Drug Application for Lotronex in 2002 with a more limited indication and it was subsequently re-introduced to the market. In order to reduce the potential for harmful side effects of Lotronex, the drug is subject to a special prescribing program designed to ensure that only doctors who have enrolled in the Prescribing Program for Lotronex™ write prescriptions for the drug. In connection with their enrollment into the prescribing program, the physicians must have an understanding of IBS and be familiar with the side effects and risks of Lotronex.

        In November 2007, we entered into an exclusive license agreement to develop and commercialize COLAL-PRED® (prednisolone metasulfobenzoate sodium), a development-stage product for the treatment of gastrointestinal diseases or other applications, in North America from a subsidiary of Alizyme plc. Colal-Pred has not been approved by the FDA, and we will not be able to commercialize Colal-Pred in the United States until we receive approval from the FDA. We plan to begin a Phase 2 clinical trial to evaluate Colal-Pred for the treatment of patients with ulcerative colitis in the first half of 2008. We submitted an Investigational New Drug Application, or IND, to the FDA in February 2008 for the commencement of the Phase 2 clinical trial.

        We expect to continue to grow through the development, licensing and acquisition of additional pharmaceuticals and diagnostic testing services. As we grow, we also expect to expand into additional therapeutic areas that are consistent with our business model of offering pharmaceuticals complemented by proprietary diagnostics.

  Our Industry

        Inflammatory bowel disease, or IBD, represents a group of chronic, progressive, recurring and debilitating inflammatory disorders of the gastrointestinal tract. Crohn's disease and ulcerative colitis are the two main types of IBD diseases. According to The National Institute of Diabetes and Digestive and Kidney Diseases, in 2001 Crohn's disease and ulcerative colitis together affected up to 1.2 million individuals in the United States. The main difference between Crohn's disease and ulcerative colitis is the location and nature of the inflammation. Because the symptoms of Crohn's disease and ulcerative colitis are so similar, it is sometimes difficult to establish a definite diagnosis. However, differentiating between the two diseases is extremely important as treatment may be very different. Historically, accurate diagnosis could only be done invasively by endoscopy with biopsy of lesions. In the past ten years, non-invasive diagnostic tests have been introduced that provide information to aid physicians in diagnosing IBD and differentiating Crohn's disease from ulcerative colitis.

        Irritable bowel syndrome is a disorder characterized most commonly by cramping, abdominal pain, bloating, constipation and diarrhea. IBS causes substantial discomfort and distress, but it is not characterized by intestinal inflammation or permanent intestinal damage unlike IBD. For severe cases however, IBS can be disabling. According to the American College of Gastroenterology, in 2003 almost 60 million, or 20%, of the U.S. population had symptoms of IBS, making it one of the most common disorders diagnosed by physicians. It occurs more often in women than in men, and it generally begins in late adolescence or early adult life and rarely appears for the first time after the age of 50 years. Unfortunately, many people suffer from IBS for a long time before seeking medical treatment. Up to 75% of people suffering from IBS are believed not to be receiving medical care for their symptoms, due in part to the current difficulties of diagnosing IBS.

        Celiac disease is an autoimmune digestive disease that damages the small intestine, interfering with the absorption of nutrients from food. People with celiac disease cannot tolerate a protein called gluten which is found in wheat, barley and rye. Symptoms of celiac disease will vary significantly from person to person and include, but are not limited to, diarrhea, abdominal pain, skin rash, and weight loss. According to a study published in the Archives of Internal Medicine in 2003, the largest multi-center study on the prevalence of celiac disease in the United States found that one in 300 people live with celiac disease and the disease is greatly undiagnosed. The average time between the onset of symptoms and the time celiac disease is confirmed is estimated to be 11 years, according to a study published in the American Journal of Gastroenterology in 2001. The number of diagnosed patients is expected to increase significantly over the next several years, driven by broad-based educational campaigns,

National Institutes of Health research funding and widely-available genetic and blood tests for highly-specific antibodies.

  Pharmaceutical Products

        We market and promote Entocort EC, a glucocorticosteroid, which is currently the only FDA-approved drug indicated for the induction and maintenance of clinical remission in mild to moderate active Crohn's disease involving the ileum and/or the ascending colon. In January 2005, our sales force began promoting Entocort EC in the United States under an exclusive, six-year distribution agreement with AstraZeneca LP. Entocort EC is designed to release primarily in the ileum and/or the ascending colon, so that as little as 10% of the drug enters systemic circulation. Entocort EC can benefit patients by reducing the frequency of glucocorticosteroid-related side effects, such as acne, bruising easily and puffiness of the face, as compared to those patients taking prednisolone. Entocort EC prescriptions have increased approximately 74% in 2007 over 2004, the year before we began selling the product. In 2007, net sales from Entocort EC were $110.8 million, an increase of approximately 140.3% from 2005 net sales of $46.1 million and 30.2% from 2006 net sales of $85.1 million.

        In January 2008, we acquired exclusive rights to Lotronex in the United States from GlaxoSmithKline. Lotronex is the only prescription drug approved by the FDA for use in female patients with severe diarrhea-predominant irritable bowel syndrome who meet the conditions stated in the label.

        We also sell but do not promote a number of other branded drugs, including Imuran® for use as an adjunct for the prevention of rejection in kidney transplantation and the management of active rheumatoid arthritis, Helidac® Therapy for use together with an H2 antagonist for the eradication of Helicobacter pylori bacteria, the leading cause of peptic ulcers, and Ridaura® for the management of rheumatoid arthritis. Through a third-party distributor, we also sell a generic formulation of mercaptopurine, which is approved as a maintenance therapy for acute lymphatic leukemia as part of a combination regimen. Although not approved or promoted for gastrointestinal diseases, Imuran and mercaptopurine are often prescribed by physicians for such use. Our aggregate net sales from our non-promoted pharmaceutical products were $30.3 million in 2007, a decrease from net sales of $37.9 million and $34.0 million in 2005 and 2006, respectively.

        In November 2007, we entered into an exclusive license agreement with a subsidiary of Alizyme plc to develop and commercialize Colal-Pred in North America. Colal-Pred is based on a drug delivery technology designed to release an anti-inflammatory steroid in the colon to provide the efficacy of steroids while limiting their undesirable systemic side effects. Alizyme is currently conducting Phase 3 clinical trials with Colal-Pred in Europe for the treatment of patients with ulcerative colitis. We plan to begin a Phase 2 clinical trial with Colal-Pred for the treatment of patients with ulcerative colitis in the first half of 2008. We submitted an IND to the FDA in February 2008 for the commencement of the Phase 2 clinical trial.

  Diagnostic Testing Services

        Our diagnostic testing services include specific immunoassays to detect and differentiate diseases, pharmacogenetic testing and drug metabolite monitoring. Our tests can help physicians to detect and differentiate IBD from other bowel disorders and to stratify Crohn's disease from ulcerative colitis. In addition, we offer tests that assist physicians in using and monitoring thiopurine drugs and the detection, diagnosis or treatment of celiac disease, lactose intolerance and other related disorders. We currently perform all our diagnostic testing services in our laboratory located in San Diego, California, which is certified for highly-complex testing under the Clinical Laboratory Improvement Amendments of 1988.

        We believe our PROMETHEUS® IBD Serology 7 is the most comprehensive IBD diagnostic testing service available to help physicians detect and differentiate IBD from other disorders that have similar symptoms such as IBS, celiac disease and lactose intolerance. In addition, this product helps physicians differentiate Crohn's disease from ulcerative colitis with an overall predictive accuracy of 89% based on validation studies. IBD Serology 7 incorporates seven tests, three of which are proprietary, and a proprietary algorithm. While there are other laboratories offering IBD tests, we do not believe they have the level of accuracy of our IBD Serology 7 product.

        Our tests for thiopurine management provide information that helps physicians better manage therapeutic treatment, achieve better clinical outcomes and lower the potential for toxicity when prescribing thiopurine drugs. As with many drugs, the effectiveness and side effects associated with thiopurines vary from person to person due to each person's ability to metabolize or process thiopurines. Most people have no problem metabolizing thiopurines; however, a very small percentage of patients, approximately 0.3%, have almost no ability to metabolize these drugs. Failure to metabolize thiopurines can result in liver toxicity and potentially death.

        We offer three celiac tests, including antibody tests, a celiac genetics test and a panel that combines both the antibody and genetic tests. We believe our Celiac Serology, a panel of celiac antibody tests, is one of the few five-analyte serology panels currently being offered. It is designed to help physicians make a more accurate diagnosis. Celiac Genetics, our genetics test, has almost a 100% accuracy to aid in lifelong celiac disease rule-out. Both the serology and genetics tests are also offered together in our Celiac PLUS test panel.

        We develop new diagnostic testing services, enhance our existing diagnostics and scale up, validate and commercialize technologies through our internal research and development capabilities. We also acquire or license intellectual property covering our diagnostic testing products from third parties, which we generally further develop and validate for commercialization. We are completing the development of a diagnostic test to help physicians diagnose IBS and are in the early stages of development for diagnostic tests that may be used in conjunction with certain cancer therapies; however, there can be no assurance that we will be successful in developing or commercializing any of these products.

  Our Competitive Strengths

        We believe that we bring the following competitive advantages or strengths to the markets and customers we serve:

  •
  Differentiated, Physician-Focused Business Model - Our business model of offering pharmaceuticals combined with complementary diagnostic testing services differentiates us from most other pharmaceutical and specialty pharmaceutical companies. We believe it creates value for the physician and a different dynamic as compared to a traditional pharmaceutical sales call.

  •
  A Leader in Commercializing Diagnostic Technologies - We believe we are a technological leader in helping to develop and commercialize diagnostic testing services for gastrointestinal diseases. We have developed and commercialized a number of new diagnostics designed to help gastroenterologists and believe we are well positioned to maintain a leading position in developing or acquiring access to new technologies related to gastroenterology.

  •
  Highly-Trained and Effective Sales Force - Unlike many pharmaceutical sales forces that are trained only to understand the mechanism of action, side effects and comparative benefits of their pharmaceuticals, our sales representatives are also trained to understand how our diagnostics relate to diseases. We believe this creates a more collaborative and science-based interaction with physicians resulting in longer sales calls with, and greater access to, physicians.

  •
  Applying the Principles of Personalized Medicine - Personalized medicine recognizes that individual patients respond differently to medications and that the same disease can vary significantly from patient to patient. While being discussed widely in medicine, there have only been limited applications of personalized medicine in the United States to date. By integrating our non-invasive diagnostics with our pharmaceuticals to facilitate a rapid and accurate diagnosis and an efficacious treatment, we believe we can help physicians resolve clinical complexity and begin to fulfill the promise of "personalized medicine."

  •
  Management Team with Proven Track Record - Our senior management has an average of over 20 years experience in the healthcare industry. Under our current management, we have built a strong financial foundation. We believe our strong financial condition, coupled with the experience and proven track record of our senior management team, positions us well to capitalize on additional opportunities. In addition, our team has executed our product acquisition and in-licensing strategy by acquiring rights to Entocort EC, Lotronex and Colal-Pred within the last three and a half years.

  Our Strategy for Growth

        Our strategy for growth is focused on leveraging our differentiated business model to acquire, develop and commercialize proprietary pharmaceutical products and complementary high-value diagnostic testing services in the United States. We intend to leverage our sales force and the relationships our sales force has created with physicians to market and sell these additional products and services. In addition to capitalizing on our current strengths, we intend to pursue growth by:

  •
  expanding our access to marketed proprietary pharmaceutical products or products in later-stage development for gastrointestinal diseases through acquisitions, licensing or distribution agreements, co-promotion or co-marketing agreements or strategic mergers or acquisitions;

  •
  adding diagnostic testing services and new technologies through collaborations, internal development programs, in-licensing or acquisitions that complement our products and sales strategy;

  •
  increasing the market penetration of our existing products and services through product enhancements, targeted promotion and by educating physicians and payors as to the clinical and cost benefits of our products and services; and

  •
  carefully expanding into additional therapeutic areas that are consistent with our business model.

        While our current focus is on gastroenterology products and diagnostic services in the United States, we are looking to carefully expand into other therapeutic areas. We may also consider expanding outside the United States in the future.

Risk Factors

        Our business and our ability to execute on our business strategy are subject to a number of risks that you should be aware of before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in "Risk Factors" beginning on page 12:

  •
  Our revenues and financial results depend significantly on a limited product line, including our leading pharmaceutical product, Entocort EC, and our three leading diagnostic product groups, IBD Serology 7 and our thiopurine management and celiac tests, and factors adversely affecting the pricing of, or demand for, these products would have a material adverse effect on our business.

  •
  Our exclusive right to promote Entocort EC in the United States expires at the end of 2010, and we cannot assure you that our rights to promote Entocort EC will be extended beyond the end of 2010 or that the distribution agreement pursuant to which we have the exclusive right to promote Entocort EC will not terminate earlier due to a change of control or otherwise.

  •
  We may be unable to successfully commercialize Lotronex as planned and we may be unable to secure an adequate long-term supply of Lotronex to meet market demand.

  •
  We cannot be certain that our planned clinical development program for Colal-Pred will be sufficient to obtain regulatory approval, that we will obtain regulatory approval within a specific time-frame or that we will be able to successfully commercialize the product candidate.

  •
  The inability to expand our business through strategic product, technology or company acquisitions or licenses, or the inability to integrate new products or technologies, may cause our competitive position in the specialty pharmaceutical and diagnostic industries to suffer.

  •
  Our future growth depends, in part, on our ability to develop proprietary diagnostic products and our ability to commercialize any of the products we develop, and these development or commercialization efforts may fail.

  •
  Continuing and increased regulation by the Department of Health and Human Services, including the FDA and the Centers for Medicare and Medicaid Services, or other government regulatory bodies regulating drugs and laboratory-developed tests, analyte-specific reagents or genetic testing could lead to increased costs and delays in introducing new products and may subject our currently available products to increased regulatory scrutiny, which may result in increased costs or withdrawal from the market.

  •
  If we lose or are unable to secure collaborators or partners, or if our collaborators or partners do not apply adequate resources to their relationships with us, our product development and potential for profitability will suffer.

Corporate Information

        We were incorporated in California in December 1995. Our principal executive offices are located at 9410 Carroll Park Drive, San Diego, California 92121, and our telephone number is (858) 824-0895. Our website address is http://www.prometheuslabs.com. The information on, or accessible through, our website is not part of this prospectus.

Trademarks and Trade Names

        We own or have rights to use certain trademarks or trade names in conjunction with the operation of our business including, without limitation, ENTOCORT®, LOTRONEX®, the Lotronex design mark, the Prescribing Program for Lotronex™, COLAL-PRED®, COLALPRED®, COLAL®, Helidac®, Imuran®, PROMETHEUS®, Ridaura®, Trandate®, Zyloprim®, LactoTYPE®, FIBROSpect®, BreathTek™, "for the person in every patient®," "practice to practice®," "get help going where you want to go with Lotronex™," "help your patients get where they want to go with Lotronex™" and our interlink logo design.

THE OFFERING

Common stock offered by us	shares (or shares, if the underwriters exercise their option to purchase additional shares in full)
[Common stock offered by the selling shareholders	shares]
Total offering	shares (or shares, if the underwriters exercise their option to purchase additional shares in full)
Common stock to be outstanding after the offering	shares
Proposed Nasdaq Global Select Market symbol	RXDX
Use of proceeds
As described in "Use of Proceeds," we intend to use the net proceeds of this offering for working capital purposes and for other general corporate purposes, including to finance in-licensing and acquisition opportunities, research and development for new products, sales and marketing activities and capital expenditures. [We will not receive any proceeds from the sale of shares by the selling shareholders.]
Dividend Policy	Following the consummation of the offering, we do not expect to pay any dividends on our common stock for the foreseeable future.
Risk Factors	You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our common stock.

        The number of shares of common stock shown to be outstanding after the offering is based on the number of shares of common stock outstanding as of December 31, 2007. This number does not include:

  •
  8,292,814 shares of common stock reserved for future issuance upon the exercise of stock options outstanding under our 1997 and 2000 Equity Incentive Award Plans, at a weighted average exercise price of $2.92 per share;

  •
  shares of common stock reserved for future issuance under our 2008 Equity Incentive Award Plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to herein as the Exchange Act;

  •
  shares of common stock reserved for future issuance under our 2008 Employee Stock Purchase Plan; and

  •
  4,384,536 shares of common stock reserved for future issuance upon the exercise of outstanding warrants at a weighted average exercise price of $0.18 per share.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  that our shares of common stock will be sold at $                        per share, which is the midpoint of the range set forth on the cover of this prospectus;

  •
  no exercise by the underwriters of their option to purchase up to                        additional shares from us;

  •
  the filing of our amended and restated articles of incorporation and adoption of our amended and restated bylaws upon completion of this offering;

  •
  the conversion of all outstanding shares of our preferred stock into 35,415,856 shares of common stock upon the completion of this offering;

  •
  no outstanding options have been exercised since December 31, 2007; and

  •
  no outstanding warrants have been exercised or repurchased since December 31, 2007.

        In January 2008, we issued 1,250,000 shares of our common stock to GlaxoSmithKline in connection with the acquisition of LOTRONEX® (alosetron hydrochloride) Tablets.

SUMMARY FINANCIAL DATA

        The following table provides a summary of our consolidated financial data for the periods indicated. The summary historical consolidated financial data for each of the fiscal years ended December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. You should read this information together with our consolidated financial statements and related notes, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Years Ended December 31,
	2005	2006	2007
	(In thousands, except per share data)
Consolidated Statement of Income:
Net sales:
Pharmaceutical products(1)	$83,965	$119,150	$143,655
Diagnostic testing services(2)	54,978	68,261	77,285

Total net sales	138,943	187,411	220,940

Operating expenses:
Cost of sales (excludes amortization of acquired product rights)	43,555	66,688	87,306
Selling, general and administrative	49,216	57,075	60,985
Research and development	3,712	4,622	13,024
Amortization of acquired product rights	3,255	3,255	3,255

Total operating expenses	99,738	131,640	164,570

Income from operations	39,205	55,771	56,370
Interest income	1,072	2,514	4,316
Interest expense—warrants(3)	25	(2,015)	(31,085)
Interest expense—other(4)	(5,850)	(1,993)	(3,120)
Other income, net	50	236	130

Income before income taxes	$34,502	$54,513	$26,611

Net income(5)	$28,944	$32,239	$4,318

Net income per common share(6):
Basic	$0.14	$0.37	$—
Diluted	$0.12	$0.33	$—
Shares used to compute net income per common share(6):
Basic	9,348	9,692	10,004
Diluted	11,626	10,676	10,004
Pro forma net income per common share (unaudited)(6):
Basic	$0.82	$0.76	$0.78
Diluted	$0.78	$0.74	$0.72
Shares used to compute pro forma net income per common share (unaudited)(6):
Basic	44,764	45,108	45,420
Diluted	47,041	46,092	49,017
Other Data:
Depreciation and amortization	$5,184	$5,469	$5,643
Capital expenditures(7)	$6,744	$1,446	$1,043

        The following table presents a summary of our balance sheet as of December 31, 2007 on an actual and on a pro forma as adjusted basis assuming:

  •
  the conversion of all outstanding shares of our preferred stock into 35,415,856 shares of common stock;

  •
  the holders of our outstanding senior note warrants exercise but do not put their warrants or the related warrant shares to us and, therefore, upon completion of a qualified initial public offering, the fair value of such warrant shares of $41.4 million as of December 31, 2007 was reclassified from liabilities to shareholders' equity because of the termination of the senior note warrant redemption right; and

  •
  the issuance and sale by us of    shares of common stock in this offering and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $                  per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

        The pro forma information below, which also gives effect to the filing of our amended and restated articles of incorporation, is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing, and the actual actions of the holders of the senior note warrants to put, exercise or hold their warrants. You should read this table together with the sections entitled "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2007
	Actual	Pro Forma as Adjusted(8)
		(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$81,915	$
Working capital(9)	51,186
Total assets	261,025
Total long-term debt, less current portion	71,250	71,250
Total shareholders' equity	104,970

        If we had assumed all the holders of the senior notes warrants put their warrants to us immediately prior to this offering and we repurchased such warrants for their fair value of $41.4 million at December 31, 2007, our pro forma as adjusted amounts as of December 31, 2007 would have been cash, cash equivalents and marketable securities of $     million, working capital of $    million, total assets of $     million, total long-term-debt, less current portion of $71.3 million and total shareholders' equity of $    million.

(1)
We entered into an exclusive agreement with AstraZeneca LP for the marketing, sale and distribution of ENTOCORT® EC (budesonide) Capsules in the United States beginning January 1, 2005. Entocort EC sales are included in our results of operations since that date. In November 2007, we began selling LOTRONEX® (alosetron hydrochloride) Tablets in the United States under a distribution agreement with GlaxoSmithKline. We also launched a generic mercaptopurine product through a third-party distributor in February 2004. See Notes 1 and 2 to our consolidated financial statements included elsewhere in this prospectus.

(2)
The year ended December 31, 2006 includes a $3.6 million increase in net sales as a result of a change in estimate. See Note 1 to the consolidated financial statements included elsewhere in this prospectus.

(3)
Reflects the accretion of the redeemable warrants to their estimated fair value. See Note 10 to our consolidated financial statements included elsewhere in this prospectus.

(4)
Interest expense includes the accelerated amortization of debt discount of $1.0 million due to the early repayment of debt in the year ended December 31, 2005. See Note 8 to our consolidated financial statements included elsewhere in this prospectus.

(5)
On the adoption of Financial Accounting Standard Board Staff Position No. 150-5, we reclassified the fair value of our redeemable warrants as determined by our Board of Directors as of July 1, 2005 from shareholders' equity to liabilities and the change in the fair value of the warrants since the date of issuance to June 30, 2005 was reported as a cumulative effect of a change in accounting principle in the statement of income. Net income assuming this change in accounting principle was applied retroactively would have been $36.3 million for 2005.

(6)
See Note 1 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the earnings and shares used in computing earnings per share. The pro forma basic and diluted net income per common share assumes the completion of this public offering at the beginning of the period being presented. Both pro forma basic and diluted net income per share have been computed to give effect to the conversion of all of our preferred stock into common stock and the termination of the put option on our redeemable warrants.

(7)
The increase in capital expenditures in 2005 relates to leasehold improvements made prior to our move in January 2006 into a larger laboratory, research and administrative facility.

(8)
Does not include the acquisition of the exclusive rights to Lotronex in the United States completed in January 2008. On the closing of the Lotronex acquisition, we paid GlaxoSmithKline $80.0 million and issued GlaxoSmithKline 1,250,000 shares of our common stock.

(9)
Working capital is calculated by subtracting total current liabilities from total current assets.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our revenues and financial results depend significantly on a highly concentrated product line and a single market.

        ENTOCORT® EC (budesonide) Capsules, our leading pharmaceutical product, accounted for approximately 45% and 50% of our net revenues in the years ended December 31, 2006 and 2007, respectively. In addition, 33% of our net sales in both the years ended December 31, 2006 and 2007 were derived from our three leading diagnostic product groups, PROMETHEUS® IBD Serology 7 for the diagnosis and stratification of inflammatory bowel disease, or IBD, and our thiopurine management and celiac disease testing products. Although we have other products and intend to introduce additional products in the future, we expect sales of these key products to continue to account for a substantial portion of our near-term revenue. Because our business is highly dependent on these products and on the gastrointestinal disease and disorder market, factors adversely affecting the pricing of, or demand for, these products would have a material and adverse effect on our business and could cause the value of our stock to decline substantially. In addition, market acceptance of our products is dependent upon acceptance of our products by gastroenterologists, who comprise a relatively small number of physicians within the medical field. Further, we cannot ensure the continued availability of Entocort EC in commercial quantities at acceptable costs, nor can we assure the availability of our leading diagnostic tests at acceptable costs.

Our exclusive right to promote Entocort EC expires at the end of 2010.

        Pursuant to our distribution agreement with AstraZeneca LP, or AstraZeneca, we have the exclusive right to promote, distribute, market and sell Entocort EC, our leading pharmaceutical product, in the United States. Our right to promote Entocort EC under the distribution agreement terminates on December 31, 2010. In addition, upon the occurrence of a change in control of our company or in the event of a material uncured breach of the distribution agreement by us, AstraZeneca has the option to terminate the distribution agreement. Under the distribution agreement, a change in control will be deemed to have occurred if: (1) any person or entity (including persons acting as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such as a syndicate or group), other than one who owned stock as of the effective date of the distribution agreement, becomes the beneficial owner of 50% or more of our outstanding capital stock; (2) we liquidate, dissolve or wind-up our business, or merge, consolidate, reorganize or enter into a similar transaction where our outstanding voting securities prior to the transaction represent after the transaction is less than 50% of our voting power or the voting power of the entity that survives the transaction; or (3) after our initial public offering, any person or entity, other than one who owned stock as of the effective date of the distribution agreement, acquires 19.9% or more of the voting power of our outstanding capital stock. Termination of our right to promote Entocort EC will adversely affect our operating results and would cause our business to suffer.

We may be unable to secure an adequate supply of LOTRONEX® (alosetron hydrochloride) Tablets to meet market demand.

        In January 2008, we acquired exclusive rights to Lotronex in the United States from GlaxoSmithKline. GlaxoSmithKline has agreed to supply us with Lotronex for a period of two years after the completion of the acquisition, subject to our right to renew the term for additional one-year periods upon advance notice given six months prior to the end of the then-current term, although the supply price will increase should we seek to renew the supply agreement for more than one additional one-year period. Notwithstanding our right to renew the supply agreement for additional one-year periods, GlaxoSmithKline may terminate the supply agreement (1) upon notice to us that it no longer possesses enough active pharmaceutical ingredient, or API, to produce a standard batch size of the finished product; (2) upon 90 days prior written notice to us if we commit a material breach of the supply agreement and fail to cure such breach within such 90-day period; provided, however that GlaxoSmithKline will be relieved of its obligations to supply product if we fail to make payment within 30 days of the date when such payment is due (which would be 30 days after receipt of an invoice from GlaxoSmithKline); (3) at the end of the initial two-year term if we fail to submit filings to the U.S. Food and Drug Administration, or FDA, seeking approval of a third-party supplier to manufacture the product within 24 months after the completion of the acquisition; (4) at its discretion at the end of the first one-year renewal term; or (5) upon our filing for bankruptcy.

        GlaxoSmithKline has agreed to cooperate with our transition to an alternative supplier. However, we cannot assure you that we will be able to find an alternative source of supply for the product on reasonable terms, or at all.

        If we fail to secure an alternative source of supply of Lotronex prior to the termination of our supply agreement with GlaxoSmithKline, we will be unable to supply the product after existing product in our inventory is sold or expires. In order to obtain an alternate supplier, we will be required, among other things, to obtain approval from the FDA through the submission of additional regulatory filings.

        Under our supply agreement, GlaxoSmithKline has agreed to manufacture a specific amount of API for Lotronex. While we believe the amount of API that GlaxoSmithKline has agreed to manufacture will be sufficient to meet market demands for Lotronex throughout the original two-year term of the supply agreement, we cannot assure you that the quantity of API will be sufficient. In addition, if the API is later determined to be defective for any reason, or is otherwise damaged, lost or destroyed, we may be unable to secure sufficient replacement API to be used in the manufacture of Lotronex. GlaxoSmithKline has not manufactured the raw materials for Lotronex's API since 2000 and has not manufactured the API for Lotronex since 2005. As such, despite its commitment to replace defective API, we cannot assure you that GlaxoSmithKline will have the capability to do so.

        The risk of a supply failure in the case of Lotronex is especially acute given the length of the order process and the 24-month shelf life for the finished product. Forecasts for orders are binding for four months in advance and orders of finished product must be placed 120 days prior to delivery. Thus, disruption of the source of supply for any reason could lead to diminished product inventory for a substantial period of time. In addition, we have limited remedies under the supply agreement in the event of a breach of the agreement by GlaxoSmithKline. If GlaxoSmithKline fails to meet its obligations under the supply agreement, our ability to obtain a sufficient supply of Lotronex will be impaired and we may be unable to meet commercial demand for the product.

        Failure to secure an adequate supply of Lotronex for any of the foregoing reasons could adversely affect our business, financial condition and results of operations.

The development of new drugs is a high risk undertaking which involves a lengthy process, and we cannot assure you that our drug discovery and development activities will result in the successful commercialization of COLAL-PRED® (prednisolone metasulfobenzoate sodium) on the time schedule we have planned, or at all.

        Colal-Pred is currently in the development stage of clinical trials and is prone to the risks of failure inherent in drug development. Through one or more third-party clinical research organizations, or CROs, we plan to initiate the clinical development of Colal-Pred in the United States with a Phase 2 clinical trial for the treatment of patients with ulcerative colitis in the first half of 2008. We will need to conduct additional third-party clinical trials, and may also need to conduct additional third-party preclinical studies, before we can demonstrate that Colal-Pred is safe and effective to the satisfaction of the FDA and other regulatory authorities. Preclinical studies and clinical trials are expensive and uncertain processes that take years to complete. Failure can occur at any stage of the process, and we cannot assure you that Colal-Pred will receive FDA approval, or even if it does, that it will result in a commercially successful product.

        We cannot assure you that our planned clinical trials for Colal-Pred will be completed on schedule, or at all, or whether our planned clinical trials will start in a timely manner. The commencement of our planned clinical trials could be substantially delayed or prevented by a number of factors, including:

  •
  difficulty obtaining regulatory approval to commence a clinical trial;

  •
  the limited number of, and competition for, suitable patients for enrollment in the clinical trials;

  •
  the limited number of, and competition for, suitable sites to conduct the clinical trials;

  •
  delays or failures in obtaining sufficient quantities of product for use in clinical trials;

  •
  delays or failures in reaching agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites;

  •
  delays or failures in obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site; and

  •
  manufacturing or formulation changes as a result of modifications in regulatory requirements for the contents of the final drug product, including but not limited to the level and the percent of certain impurities.

        The completion of our clinical trials could also be substantially delayed or prevented by a number of factors, including:

  •
  slower than expected rates of patient recruitment and enrollment;

  •
  failure of patients to complete the clinical trials;

  •
  failure of our third-party vendors to timely or adequately perform their contractual obligations relating to the clinical trials;

  •
  unforeseen safety issues;

  •
  failure to demonstrate efficacy during clinical trials or failure to achieve specified endpoints;

  •
  lack of adequate funding to continue the clinical trials;

  •
  termination of the clinical trials by one or more clinical trial sites;

  •
  inability or unwillingness of patients or medical investigators to follow our clinical trial protocols;

  •
  failure to conduct clinical trials in accordance with regulatory requirements or clinical protocols;

  •
  conditions imposed on us by the FDA regarding the scope or design of our clinical trials or the need to conduct additional trials;

  •
  unforeseen delays by the FDA after submission of our results;

  •
  an unfavorable FDA inspection of our contract manufacturers of API or drug product; and

  •
  inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold.

        Even if we obtain FDA or other regulatory approvals, Colal-Pred may not achieve market acceptance among physicians, patients and third-party payors and, ultimately, may not be commercially successful. Any failure or significant delay in completing clinical trials for Colal-Pred and achieving market acceptance would harm the commercial prospects for Colal-Pred and adversely affect our financial results. See "—The regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of Colal-Pred."

        Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our planned clinical trials for Colal-Pred, the commercial prospects for Colal-Pred may be harmed and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Colal-Pred.

If we cannot implement our strategy to expand our business through strategic product, technology or company acquisitions or licenses, our competitive position and our business may suffer.

        We have historically increased our sales and net income through strategic acquisitions or licenses of pharmaceutical and diagnostic products and the development of proprietary diagnostic products. Our strategy is, in part, focused on increasing sales and enhancing our competitive standing through the acquisition of products, technologies or companies or in-licensing additional products or technologies in order to complement our business and enable us to promote and sell new products and services. Since we engage in limited proprietary research activity with respect to product development, we rely heavily on purchasing or in-licensing products from other companies.

        Other companies, many of which have substantially greater financial, marketing and sales resources than we do, compete with us for the acquisition of products, technologies and companies and the in-license of products and technologies. We may not be able to in-license or acquire rights to additional pharmaceutical products, diagnostic technologies or companies on acceptable terms, or at all, or may not be able to obtain future financing for acquisitions or licenses on acceptable terms, or at all. The inability to effect in-licenses or acquisitions of additional products, technologies or companies could limit the overall growth of our business and adversely affect our business, financial condition and results of operations.

        Furthermore, even if we obtain additional rights to pharmaceutical products or diagnostic technologies, or if we acquire a company, we may not be able to generate sales sufficient to create a profit or otherwise avoid a loss. For example, our marketing strategy, distribution channels and levels of competition with respect to acquired products or technologies may be different than those of our current pharmaceutical products or diagnostic technologies, limiting our ability to compete favorably in those product categories.

Our future growth depends, in part, on our ability to develop proprietary diagnostic products and we may be unable to commercialize any of the products we develop internally.

        Our future growth will depend, in part, on our ability to develop, obtain regulatory approval for and commercialize proprietary diagnostic products that we develop internally. For example, our current development programs include a blood test to aid physicians in diagnosing irritable bowel syndrome, or IBS. This process involves a high degree of risk and may take several years. We cannot be sure that we will be successful, especially if we enter into markets beyond gastroenterology. Internally-developed products or technologies may not result in commercial products and we may abandon development of a product candidate at any time. We may have to make significant investments in development, marketing and selling any diagnostic product candidate. Our diagnostic product development or commercialization efforts may fail for many reasons which would affect our results of operations and financial condition.

Risks associated with integrating acquisitions or internally developing products could disrupt our business.

        As part of our business strategy, we will consider and, as appropriate, make acquisitions of technologies, products and businesses and, in addition, may internally develop proprietary diagnostic products. As discussed above under the heading "—We may be unable to secure an adequate supply of LOTRONEX® (alosetron hydrochloride) Tablets to meet market demand," in January 2008, we acquired exclusive rights to Lotronex in the United States from GlaxoSmithKline. Acquisitions, and to a lesser extent, internally-developed products or technologies, typically entail many risks, and acquisitions could result in difficulties integrating the operations, personnel, technologies and products of the companies acquired, some of which may result in significant charges to earnings. Our ability to manage our acquisitions and internally-developed products or technologies will require us to continue to implement and improve our operational, financial and management information systems and to motivate and effectively manage an increasing number of employees. In connection with acquisitions, we could experience disruption in our business or employee base, or key employees of companies that we acquire may seek employment elsewhere, including with our competitors. Furthermore, the products of companies we acquire or products we develop internally may overlap with our existing products or those of our customers, creating conflicts with existing relationships or with other commitments that are detrimental to the integrated businesses. If we are unable to successfully integrate our acquisitions and internally-developed products or technologies with our existing business, we may not obtain the advantages that the acquisitions or developments were intended to create, which may materially adversely affect our business, results of operations, financial condition and cash flows, our ability to develop and introduce additional new products and the market price of our stock. We have never acquired a company before and therefore have no experience in integrating a company into our business.

        If we are unable to achieve the desired revenues from one or more of our acquisitions, we may consider the disposition of one or more product lines. We may not be able to consummate any divestiture at a fair market price. We may also be unable to reinvest the proceeds from any disposition to produce the same level of operating profit as the divested product lines or to generate a commensurate rate of return on the amount of our investment.

Lotronex was temporarily withdrawn from the market and has been the subject of substantial litigation. If additional litigation occurs with respect to Lotronex or if the FDA takes negative regulatory action against Lotronex, our reputation, financial position and results of operations may suffer.

        Lotronex has been linked to reports of ischemic colitis and severe constipation. Ischemic colitis is a condition in which reduced blood flow to the intestines usually causes transient injury to the colon and can lead to hospitalization, and in rare cases, blood transfusions, surgery and death. GlaxoSmithKline voluntarily withdrew Lotronex from the market in 2000 after failing to reach agreement with the FDA on how to best manage risks associated with the product. The FDA approved a supplemental New Drug Application for Lotronex in 2002 with a more limited indication, and Lotronex is now approved to treat only women with severe cases of IBS involving diarrhea and whose symptoms have not been improved satisfactorily by other treatments. In addition, Lotronex has been the subject of a number of lawsuits against GlaxoSmithKline, principally based on an alleged failure to adequately warn patients of potentially harmful side effects. GlaxoSmithKline has advised us that all of these lawsuits have been resolved with the exception of three which are in the process of being dismissed. Although Lotronex was re-approved in 2002, it still carries the risk of harmful side effects. Although we are only liable for claims relating to Lotronex arising after our acquisition of the product, patients treated with Lotronex who suffer from side effects may resort to litigation against us, which may be costly and time-consuming and may result in damage to our reputation, financial position and results of operations.

Our ability to expand sales of Lotronex may be limited which may adversely impact our financial position and results of operations.

        In addition to the inherent risks associated with integrating any new product, our ability to expand sales of Lotronex is subject to further risks associated with its potential for harmful side effects and related "black box" warnings in the product label containing expanded warning statements. In order to limit the potential for harmful side effects of Lotronex, it is subject to a special prescribing program designed to ensure that only doctors who have enrolled write prescriptions for it. In connection with enrolling in the Prescribing Program for Lotronex™, the physicians must have an understanding of IBS and be familiar with Lotronex and its potential side effects. The prescribing program instructs the prescribing physician to review the medication guide with the patient and ask the patient to sign a patient-physician agreement prior to prescribing Lotronex, which indicates that the patient has been advised of and understands the risks and benefits of Lotronex. The physician then places a blue sticker on the prescription, signifying to the pharmacist that he or she is an enrolled physician. Because the prescribing program for Lotronex restricts the physicians who should prescribe Lotronex to those who have enrolled in the prescribing program, it may limit the number of prescriptions written for Lotronex. As of December 31, 2007 there were approximately 8,100 physicians in the United States enrolled in the prescribing program. Moreover, physicians and patients may avoid Lotronex due to the administrative burdens of the prescribing program or due to concerns over side effects. Limitations on the number of prescriptions written for Lotronex as a result of the prescribing program or concerns over side effects may limit our ability to expand sales of Lotronex and adversely impact our financial position and results of operations.

We operate in a highly competitive business environment.

        The pharmaceutical and diagnostic industries are highly competitive and require an ongoing, extensive search for technological innovation. They also require, among other things, the ability to effectively discover, develop, test, commercialize, market and promote products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical professionals.

        Many of our competitors have greater resources than we have. This enables them, among other things, to spread their marketing and promotion costs over a broader revenue base. Other competitive factors in the pharmaceutical and diagnostic industries include quality and price, product technology, reputation, customer service and access to technical information.

        Many large, well-capitalized companies offer products in the United States that compete with Entocort EC. Entocort EC currently competes with other therapies including aminosalicylates, such as sulfasalazine or mesalamine, and other corticosteroids, such as hydrocortisone, prednisone or prednisolone, none of which is currently approved for the treatment of Crohn's disease but which are often prescribed by physicians for such use. To date, other than Lotronex, Zelnorm® (tegaserod maleate) is the only other pharmaceutical product that has been approved to treat IBS. Zelnorm was withdrawn from the U.S. market in 2007 and is currently only available under investigational new drug protocols for the most severe cases of IBS with constipation. In addition, our branded pharmaceutical products Imuran®, Trandate® and Zyloprim® face intense competition from generic products. Imuran also faces competition from newer products that have come to market, and Ridaura® faces competition from newer and more effective pharmaceutical products. Zyloprim also competes with other non-generic anti-gout agents, such as probenecid, sulfinpyrazone and colchicines. In addition, our Helidac® product faces competition from TAP Pharmaceutical's PREVPAC® and Axcan Pharma Inc.'s recently-launched three-in-one capsule for the eradication of Helicobacter pylori. Our generic mercaptopurine product competes with other generic mercaptopurine products, including a generic product launched by Teva Pharmaceuticals in April 2005. In addition to competing with these generic products, mercaptopurine also competes with Imuran and generic azathiopurine products.

        Our diagnostic testing services compete with several large, national laboratories including Quest Diagnostics Incorporated, or Quest, and Laboratory Corporation of America Holdings and also compete with regional and hospital laboratories. The larger competitors have substantially greater financial and human resources, as well as a much larger infrastructure than we do.

        A third party, Specialty Laboratories, has a co-existing license to the intellectual property partly underlying our TPMT Genetics diagnostic test. Quest purchased Specialty Laboratories' parent company, and its commercialization of the intellectual property may strengthen Quest's competitive position against us with respect to this product.

        It is possible that developments by our competitors could make our products or technologies less competitive or obsolete. Our future growth depends, in part, on our ability to provide products which are more effective than those of our competitors and to keep pace with rapid medical and scientific change. For instance, for Entocort EC to be successful, we must be able to effectively market the product and show a sufficient number of gastroenterologists that Entocort EC can help their patients.

        Sales of our existing products may decline rapidly if a new product is introduced by a competitor, particularly if a new product represents a substantial improvement over any of our existing products. In addition, the high level of competition in our industry could force us to reduce the price at which we sell our products or require us to spend more to market our products.

        Additionally, we compete to acquire the intellectual property assets that we require to continue to develop and broaden our product range. In addition to our in-house research and development efforts, we seek to acquire rights to new intellectual property through corporate acquisitions, asset acquisitions, licensing and joint venture arrangements. Competitors with greater resources may acquire assets that we seek, and even where we are successful, competition may increase the acquisition price of such assets or prevent us from capitalizing on such acquisitions or licensing opportunities. If we fail to compete successfully, our growth may be limited.

If we lose or are unable to secure collaborators or partners, or if our collaborators or partners do not apply adequate resources to their relationships with us, our product development and potential for profitability will suffer.

        We have entered into, or may enter into, distribution, co-promotion, partnership and other arrangements for development, manufacturing, sales, marketing and other commercialization activities relating to our products. For example, we have entered into a distribution agreement with AstraZeneca for the right to promote, distribute, market and sell Entocort EC and have also entered into agreements with Cedars-Sinai Medical Center and the University of California Los Angeles relating to the development and commercialization of diagnostic discoveries related to IBD. In addition, we have entered into an agreement with Alizyme Therapeutics Limited, a wholly-owned subsidiary of Alizyme plc, for the development and commercialization of Colal-Pred. The amount and timing of resources applied by these or other potential collaborators are largely outside of our control.

        If any of our current or future collaborators breaches or terminates our agreements, or fails to conduct our collaborative activities in a timely manner, our commercialization of products could be diminished or blocked completely. It is possible that collaborators will change their strategic focus, pursue alternative technologies or develop alternative products, either on their own or in collaboration with others. The effectiveness of our partners, if any, in marketing our products will also affect our revenues and earnings.

        We desire to enter into new collaborative agreements. However, we may not be able to successfully negotiate any additional collaborative arrangements and, if established, these relationships may not be scientifically or commercially successful. Our success in the future depends in part on our ability to enter into agreements with other highly-regarded organizations. This can be difficult due to internal and external constraints placed on these organizations. Some organizations may have insufficient administrative and related infrastructure to enable collaborations with many companies at once, which can extend the time it takes to develop, negotiate and implement a collaboration. Once news of discussions regarding possible collaborations are known in the medical community, regardless of whether the news is accurate, failure to announce a collaborative agreement or the entity's announcement of a collaboration with another entity may result in adverse speculation about us, resulting in harm to our reputation and our business.

        Disputes could also arise between us and our existing or future collaborators, as to a variety of matters, including financial and intellectual property matters or other obligations under our agreements. These disputes could be both expensive and time-consuming and may result in delays in the development and commercialization of our products or could damage our relationship with a collaborator.

Our success also depends on our branded non-promoted, pharmaceutical products, which face competition from generic products.

        In addition to our proprietary pharmaceutical products Entocort EC and Lotronex, we sell a number of branded pharmaceutical products that we do not actively promote, which, in the aggregate, accounted for approximately 18% and 14% of our net revenues in the years ended December 31, 2006 and 2007, respectively. Many of our branded pharmaceutical products, including Imuran, Trandate and Zyloprim, face competition from less expensive generic products. Even if physicians prescribe our products, third-party payors and pharmacists can substitute generic products. Government agencies and third-party payors often put pressure on patients to purchase generic products instead of brand-name products as a way to reduce healthcare costs. An increase in the amount of generic competition against our branded products would lower our unit sales and revenues.

We do not currently have any manufacturing facilities and depend on others for the manufacture and supply of all of the pharmaceutical products we offer.

        We have no manufacturing facilities, and we rely on third-party manufacturers to provide us with an adequate and reliable supply of our pharmaceutical products on a timely basis. AstraZeneca manufactures Entocort EC and GlaxoSmithKline currently manufactures Lotronex. For the manufacturers and suppliers of our non-promoted pharmaceutical products, see "Business—Manufacturing and Testing—Pharmaceutical Products." Our manufacturers must comply with U.S. regulations, including current Good Manufacturing Practices, or cGMPs, of the FDA applicable to the manufacture of pharmaceutical products, and their facilities must be inspected by the FDA and other regulatory agencies as part of their business. cGMP requirements relate to the control and organization of personnel, buildings, facilities, equipment, control of components, drug product, containers and closure, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned and salvaged products. Ongoing compliance with cGMPs is monitored through periodic inspections and market surveillance by state and federal agencies, including the FDA. In addition, because some of our manufacturers are located outside of the United States, they must also comply with applicable foreign laws and regulations.

        We have limited control over our third-party manufacturers, including with respect to regulatory compliance and quality assurance matters. Any delay or interruption of supply related to a third-party manufacturer's failure to comply with regulatory or other requirements could limit our ability to make, or cause us to cease, sales of our pharmaceutical products. Any manufacturing defect or error discovered after products have been produced and distributed could result in even more significant consequences, including costly recall procedures, re-stocking costs, damage to our reputation and potential for product liability claims. In addition, the importation of pharmaceutical products into the United States is subject to regulation by the FDA, and the FDA can refuse to allow an imported product into the United States if it is not satisfied that the product complies with applicable laws or regulations. Moreover, our third-party manufacturers and suppliers may experience difficulties related to their overall business and financial stability.

        Each of our pharmaceutical products and many of the raw materials required to manufacture such products are sourced from single manufacturers. Many of our relationships with these suppliers are subject to short-term contracts or contracts that have expired and have not been renewed. We cannot assure you that we will be able to renew any such contracts at all or on terms that would be acceptable to us. We plan to continue outsourcing the manufacture of all of our pharmaceutical products in the foreseeable future. Although alternative sources of supply exist, the number of third-party manufacturers with the manufacturing and regulatory expertise and facilities to manufacture the finished forms of our pharmaceutical products or the raw materials incorporated in our products on a commercial scale is limited, and it could be expensive and take a significant amount of time to arrange for alternative manufacturers, which could have a material adverse effect on our business.

        Any new manufacturer of products or active pharmaceutical ingredients would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing such products or ingredients. Any drug product manufactured by that manufacturer could also require FDA approval for the new manufacturing site. The FDA may require us to conduct additional clinical trials, collect stability data and provide additional information concerning any new supplier in order to obtain such approval. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property rights could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs which may be passed on to us.

        For example, we expect to qualify and validate new manufacturers for two of our non-promoted pharmaceutical products, Imuran and Zyloprim. In 2007, we also began the process of finding new sources of metronidazole and tetracycline, which are components of our non-promoted Helidac product. Each of these changes will require FDA approvals. The process of qualifying and validating a new manufacturer generally takes between 12 and 24 months but may take significantly longer. During that process, the products for which we are seeking a new manufacturer are not being manufactured, and we instead rely on sales from inventories stockpiled at the time we begin the process. It is possible that our inventories of any of these products could be entirely depleted prior to the completion of qualifying the new manufacturer, which would result in our inability to continue to sell such product pending completion of the qualification process. Our inability to continue our sales of any product would likely permanently damage that product's market position and our financial condition or results of operations would be harmed.

We will rely on third parties to conduct clinical trials for Colal-Pred. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize Colal-Pred within our expected timeframes or at all.

        We intend to commence Phase 2 clinical trials for Colal-Pred in the first half of 2008 for treatment of patients with ulcerative colitis. We will depend on CROs and/or independent clinical investigators to conduct any clinical trials. We may also retain third parties to manage data collection for any clinical trials we oversee. Third parties that execute clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. CROs and investigators would not be our employees, and we would have limited ability to control the amount or timing of resources that they devote to our programs. If the CROs, consultants or independent investigators we retain fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, it could delay or prevent the potential approval of our regulatory applications and the commercialization of Colal-Pred. In addition, the execution of clinical trials, and the subsequent compilation and analysis of the data produced, requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another. Moreover, these independent investigators and CROs may also have relationships with other commercial entities, some of which may compete with us. If independent investigators and CROs assist our competitors, it could harm our competitive position.

If advances in technology allow others to perform diagnostic tests which are similar to or better than ours or to perform such services in a more efficient or cost-effective manner than is currently possible, the demand for our diagnostic testing services may decrease.

        The diagnostic industry is characterized by advancing technology that may enable clinical laboratories, hospitals, physicians or other medical providers to perform diagnostic testing services similar to or better than ours in a more efficient or cost-effective manner than is currently possible. If these or other advances in technology result in a decreased demand for our diagnostic testing services, our financial condition and results of operations would be harmed. In addition, in order for our business to be successful, we may need to develop new diagnostic tests or improve existing diagnostic tests. There is no assurance, however, that we will be able to develop or improve tests in the future. Even if we successfully develop such tests in a timely manner, these new tests may not be utilized by our customers. If we fail to develop new tests or release new or improved tests on a timely basis, or if such tests do not obtain market acceptance, our financial condition and results of operations could also be harmed.

If we are unable to maintain adequate levels of payment or reimbursement for our pharmaceutical products, their commercial success may be severely hindered.

        Our ability to sell our pharmaceutical products may depend in large part on the extent to which payment or reimbursement for the costs of our products is available from private health insurers, managed care organizations, government entities and others. Third-party payors are increasingly attempting to contain their costs. We cannot predict actions third-party payors may take, or whether they will limit the coverage and level of payment or reimbursement for our pharmaceutical products or refuse to provide any coverage at all. Reduced or partial payment or reimbursement coverage could make our pharmaceutical products less attractive to patients, suppliers and prescribing physicians and may not be adequate for us to maintain price levels sufficient to realize an appropriate return on our investment in our products or compete on price.

        In some cases, insurers and other healthcare payment organizations try to encourage the use of less expensive generic brands through their prescription benefits coverage and payment or reimbursement policies. Insurers and other healthcare payment organizations may make the generic alternatives more attractive to the patient by providing different amounts of coverage or out-of-pocket expenses so that the net cost of the generic product to the patient is less than the net cost of a branded product. The prescription benefit policies of insurers could also have a negative effect on our product revenues and profitability.

        Many managed care organizations negotiate the price of medical services and products and develop formularies which establish pricing and reimbursement levels. Exclusion of a product from a formulary can lead to its sharply reduced usage in the managed care organization's patient population. If our pharmaceutical products are not included within an adequate number of formularies or adequate payment or reimbursement levels are not provided, or if those policies increasingly favor generic products, our market share and gross margins could be negatively affected, which would have a material adverse effect on our overall business and financial condition. In addition, managed care initiatives to control costs may influence primary care physicians to refer fewer patients to gastroenterologists and other specialists. Reductions in these referrals could have a material adverse effect on the size of our potential market and increase costs to effectively promote our pharmaceutical products.

        Our account managers contact private health insurers, managed care organizations, government entities and other third-party payors, seeking coverage for our products. The process for obtaining coverage can be lengthy and time-consuming, in some cases taking several months or years before a particular payor initially reviews our pharmaceutical product, and we may ultimately be unsuccessful in obtaining coverage. Our competitors generally have larger account management organizations, as well as existing business relationships with third-party payors relating to their products. If we fail to successfully secure and maintain coverage for our pharmaceutical products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our pharmaceutical products and our business will be materially adversely affected.

If third-party payors do not pay for or adequately reimburse our customers, market acceptance of our diagnostic testing services may be impaired, which may adversely affect our revenues and our operating results.

        Market acceptance of our diagnostic testing services and the majority of our diagnostics sales depend, in large part, on the availability of adequate payment or reimbursement from insurance plans, including government plans such as Medicare, managed care organizations, private insurance plans and other third-party payors. Reimbursement by a third-party payor may depend on a number of factors, including a payor's determination that a product is not experimental or investigational, and that it is medically necessary, appropriate for a specific patient, cost effective or supported by peer-reviewed publications. Because each third-party payor individually approves payment or reimbursement, obtaining these approvals can be a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of these products to each third-party payor separately with no assurance that approval will be obtained. This individualized process or any action by the government negatively affecting payment for or reimbursement of our products can delay the market acceptance of new products and may have a negative effect on our revenues and operating results.

        We believe third-party payors are increasingly limiting coverage for diagnostic testing services, and in many instances are exerting pressure on product suppliers to reduce their prices. Consequently, third-party payment or reimbursement may not be consistently available or adequate to cover the cost of our products. Additionally, third-party payors who have previously approved a specific level of payment or reimbursement may reduce that level. Under prospective payment systems, in which healthcare providers may be paid or reimbursed a set amount based on the type of diagnostic procedure performed, such as those utilized by Medicare and in many private managed care systems, the cost of our diagnostic products may not be justified and reimbursed. Any limitations on payment or reimbursement for our services could limit our ability to commercialize and sell new services or to continue to sell our existing services, or may cause the selling prices of our existing services to be reduced, which would adversely affect our revenues and operating results.

Adverse results in material litigation matters could have a material adverse effect upon our business.

        We may become subject in the ordinary course of business to material legal action related to, among other things, intellectual property disputes, professional liability, contract disputes, shareholder litigation and employee-related matters, as well as inquiries from governmental agencies and Medicare or Medicaid requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. Legal actions could result in substantial monetary damages as well as damage to our reputation with customers, which could have a material adverse effect upon our business.

        In June 2004, we filed a complaint against Mayo Collaborative Services in the U.S. District Court for the Southern District of California for infringement of two patents, both of which relate to our Thiopurine Metabolites diagnostic testing services. We are an exclusive licensee of these patents pursuant to a license agreement with Sainte-Justine Hospital. In December 2005, Mayo Clinic Rochester was added to the case as a defendant. We believe that Mayo Collaborative Services and Mayo Clinic Rochester have infringed these patents. Mayo Collaborative Services and Mayo Clinic Rochester have answered our complaint and asserted affirmative defenses and counterclaims, including that our patents are invalid, not infringed and unenforceable. We have denied these counterclaims. We are seeking a court order that would prevent Mayo Collaborative Services or Mayo Clinic Rochester from commercializing products which infringe either of the two patents.

        In November 2005, the court granted our motion for summary judgment of infringement, holding that Mayo Collaborative Services infringed one of the claims of one patent. The court has also denied Mayo Collaborative Services' motion for summary judgment that it had not infringed either patent. A consolidated hearing on a number of other motions for summary judgment, including a motion related to the validity of the patents, was held on May 10, 2007, however the court has not yet entered an order on these motions. Fact and expert discovery has closed. No trial date has been set. An adverse judgment to us in this litigation could result in the introduction of competitive products into the marketplace and may consequently have a negative effect on our revenues and operating results.

Product or professional liability claims and product recalls could limit our ability to sell products.

        We may be exposed to product or professional liability claims in the event that the use of our pharmaceutical products or diagnostic testing services is alleged to have resulted in adverse effects or inaccurate diagnosis. Side effects of our pharmaceutical products or marketing or manufacturing problems pertaining to any of our products or services or errors in reporting the results of our diagnostic tests could harm our business by, among other things, reducing demand for our products, injuring our reputation and creating significant adverse media attention or litigation. Product or professional liability claims could also be expensive or could result in withdrawal of approval to market a product or the recall of a product. These problems often occur with little or no notice in connection with the sale of pharmaceutical products. Such risks will exist even with respect to those pharmaceutical products or diagnostic tests that receive regulatory approval for commercial sale. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant product or professional liability exposure. If we do not have sufficient capital resources to pay a judgment our creditors could levy against our assets, including our intellectual property, which could have a material adverse effect on our business.

        We currently maintain both product and professional liability insurance coverage. However, such insurance coverage might not be sufficient to fully cover any potential claims. Such insurance can be expensive and difficult to obtain. Adequate insurance coverage may not be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect us against any such liability. Any product or professional liability claim in excess of insurance coverage would have to be paid out of our cash reserves which would have a detrimental effect on our financial condition. If we do not have sufficient capital resources to pay a judgment our creditors could levy against our assets, including our intellectual property, which could have a material adverse effect on our business.

        In addition, the manufacturers of our pharmaceutical products may be exposed to product liability claims in the event that the use of our pharmaceutical products is alleged to have resulted in adverse effects. Product liability claims against any of the manufacturers of our pharmaceutical products could be expensive for the manufacturers and, as a result, they may be unable or unwilling to continue manufacturing our products.

        We cannot assure you that a product liability claim or series of claims brought against us would not have an adverse effect on our business, financial condition, and results of operations. If any claim is brought against us, regardless of the success or failure of the claim, we cannot assure you that we will be able to obtain or maintain product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities or the cost of a recall.

We may not be able to maintain our current insurance policies covering our business, assets, directors and officers and product liability claims and we may not be able to obtain new policies in the future.

        We currently maintain property, product liability, directors' and officers' and general liability insurance. Due to recent concerns over corporate governance in the United States, corporate accounting scandals and product liability lawsuits related to pharmaceuticals, liability and other types of insurance can be more difficult and costly to obtain. Unanticipated additional insurance costs could have a material adverse effect on our results of operations and cash flows. We expect that our insurance costs will increase upon completion of this offering and due to changes that often occur in the insurance markets from time to time. There can be no assurance that we will be able to maintain our existing insurance policies or obtain new policies in meaningful amounts or at a reasonable cost. Any failure to obtain or maintain any necessary insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

All of our diagnostic testing services are performed at a single laboratory and, in the event this facility was to be affected by man-made or natural disasters, our operations could be severely impaired.

        We currently perform all our diagnostic testing services in our laboratory located in San Diego, California. Despite precautions taken by us, any future natural or man-made disaster at this laboratory, such as a fire, earthquake or terrorist activity, could cause substantial delays in our operations, damage or destroy our equipment and biological samples or cause us to incur additional expenses. In the event of an extended shutdown of our laboratory, we may be unable to perform our diagnostic testing services in a timely manner or at all and therefore would be unable to operate our business in a commercially competitive manner. Despite carrying business interruption insurance, there is no assurance that we could recover quickly from a serious natural or man-made disaster or that we would not permanently lose customers as a result of any such business interruption. This could harm our operating results and financial condition.

        In order to rely on a third party to perform our diagnostic testing services, we could only use another facility with established state licensure and accreditation under The Clinical Laboratory Improvement Amendments of 1988, or CLIA. We cannot assure you that we would be able to find another CLIA-certified facility and comply with applicable procedures, or that any such laboratory would be willing to perform the tests for us on commercially reasonable terms. In order to establish a redundant laboratory facility, we would have to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees and establishing the infrastructure necessary to support a second facility. Additionally, any new laboratory opened by us would be subject to certification under CLIA and licensure by various states, which would take a significant amount of time and result in delays in our ability to begin operations.

Failure to timely or accurately bill for our diagnostic testing services could have a material adverse effect on our net revenues and bad debt expense.

        Billing for diagnostic testing can be extremely complicated. Depending on the billing arrangement and applicable law, we must bill various payors, such as insurance companies, Medicare, Medicaid, physicians, hospitals, employer groups and patients, all of which have different billing requirements. Additionally, compliance with applicable laws and regulations as well as internal compliance policies and procedures adds further complexity to the billing process. Changes in laws and regulations could negatively impact our ability to bill our clients or increase our costs. The Centers for Medicare and Medicaid Services, or CMS, also establishes procedures and continuously evaluates and implements changes to the reimbursement process for billing government programs.

        Missing or incorrect information on test requisitions adds complexity to and slows the billing process, creates backlogs of unbilled tests, and generally increases the aging of accounts receivable and bad debt expense. Failure to timely or correctly bill may lead to our not being reimbursed for our services or an increase in the aging of our accounts receivable, which could adversely affect our results of operations and cash flows. Failure to comply with applicable laws relating to billing federal healthcare programs could also lead to various penalties, including:

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  exclusion from participation in Medicare/Medicaid programs;

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  asset forfeitures;

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  civil and criminal fines and penalties; and

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  the loss of various licenses, certificates and authorizations necessary to operate our business.

        Any of these penalties or sanctions could have a material adverse effect on our results of operations or cash flows.

Failures in our information technology systems could disrupt our operations, which could reduce our customer base and result in lost revenues.

        Information technology, or IT, systems are used extensively in virtually all aspects of our business, including laboratory testing, billing, customer service, logistics and management of medical data. Our success depends, in part, on the continued and uninterrupted performance of our IT systems. IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, software malfunctions, equipment failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, system failures could still occur and sustained or repeated system failures could adversely affect our reputation and result in a loss of customers and net revenues.

        In addition, public and private initiatives to create Health Information Technology, or HIT, standards and to mandate standardized clinical coding systems for the electronic exchange of clinical information, including laboratory results, could require costly modifications to our existing IT systems. While we do not expect HIT standards to be adopted or implemented without adequate time to comply, failure or delay in implementing HIT or clinical coding standards, interoperability standards, or in adopting and incorporating standardized clinical coding systems in our IT systems, could result in a loss of customers, a loss of business opportunities, and could adversely affect our reputation and operating results.

If we are unable to attract and retain key personnel, our business will suffer.

        As of January 31, 2008, we had 374 employees. Our success depends on our continued ability to attract, retain and motivate highly-qualified management, business development, sales and marketing, laboratory, product development and other personnel. We may not be able to recruit and retain qualified personnel, particularly for senior sales and marketing, laboratory and research and development positions, in the future due to intense competition for personnel among businesses like ours, and the failure to do so could have a significant negative impact on our future product revenues and business results. A loss of key research personnel or their work product could hamper or prevent our ability to market existing or new products, which could severely harm our business.

        Our success depends on a number of key management and technical personnel, including Joseph M. Limber, our President and Chief Executive Officer. Although we have entered into an employment agreement with Mr. Limber, this agreement provides for at-will employment and is terminable at any time, with or without notice, subject to severance payments under certain conditions. Therefore, we may not be able to retain his services. In addition, we do not have "key person" insurance policies on any of our executive officers that would compensate us for the loss of their services. If we lose the services of one or more of these individuals, replacement could be difficult and may take an extended period of time, while significantly impeding the achievement of our business objectives. This may harm our results of operations and financial condition.

We have a highly-focused sales force and the acquisition or development of additional products or technologies for fields beyond gastroenterology may require us to hire additional sales representatives, who may be costly and difficult to integrate.

        Our sales force is focused on the gastrointestinal disease and disorder market and its over 12,000 gastroenterologists in the United States. As of January 31, 2008, we had an approximately 180 person sales force, including sales representatives, national account managers and sales managers (including open positions) located throughout the United States. Our sales representatives complete a comprehensive, disease-level sales training program and are required to participate in regular, ongoing training activities. This training is in addition to training on the mechanism of action, side effects and comparative benefits of pharmaceuticals typically given to pharmaceutical representatives.

        Additional product acquisitions or other developments may require us to expand our sales force. Training of additional sales representatives can be costly and time consuming, particularly given the level of experience and sophistication we seek in our sales force. In addition, if we acquire or develop products outside the field of gastroenterology, it would increase the difficulty of integrating and training new sales representatives. If we are unable to effectively retain, train and integrate additional sales representatives, it may adversely affect our ability to effectively market and sell our products.

We depend on wholesale pharmaceutical distributors for retail distribution of our branded pharmaceutical products, and if we lose any of our significant wholesale pharmaceutical distributors, our business could be harmed.

        We sell a majority of our pharmaceutical products to wholesale pharmaceutical distributors who, in turn, sell the products to hospitals, pharmacies and other customers. Three wholesale pharmaceutical distributors, Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation, individually comprised 39%, 36% and 19%, respectively, of our branded pharmaceutical product sales for the year ended December 31, 2006 and 38%, 38% and 19%, respectively, of our branded pharmaceutical product sales for the year ended December 31, 2007. Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation collectively comprised 90%, 94% and 95% of our branded pharmaceutical product sales for the years ended December 31, 2005, 2006 and 2007, respectively. The loss of any of these wholesale pharmaceutical distributors' accounts or a material reduction in their purchases could harm our business, financial condition or results of operations.

        In addition, these wholesale customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network has undergone, and may continue to undergo, significant consolidation marked by mergers and acquisitions. As a result, a smaller number of large wholesale distributors control a significant share of the market. Consolidation of drug wholesalers has increased, and may continue to increase, competitive and pricing pressures on pharmaceutical products. In addition, at times, wholesaler purchases may exceed customer demand, resulting in reduced wholesaler purchases in later quarters. We cannot assure you that we can manage these pricing pressures or that wholesaler purchases will not decrease as a result of this potential excess buying.

        Our sales can be greatly affected by the inventory levels our wholesalers carry. We monitor wholesaler inventory of our products using a combination of methods. Pursuant to distribution service agreements with our two largest wholesale customers, we receive inventory level reports. For most other wholesalers where we do not receive inventory level reports, however, our estimates of wholesaler inventories may differ significantly from actual inventory levels. Significant differences between actual and estimated inventory levels may result in excessive inventory production, inadequate supplies of products in distribution channels, insufficient product available at the retail level, and unexpected increases or decreases in orders from our wholesalers. Forward buying by wholesalers, for example, may result in significant and unexpected changes in customer orders from quarter to quarter. These changes may cause our revenues to fluctuate significantly from quarter to quarter, and in some cases may cause our operating results for a particular quarter to be below our expectations or internal projections. If our financial results are below expectations for a particular period, the market price of our securities may drop significantly.

We rely on third parties to perform many necessary services for our commercial products, including services related to the distribution, storage and transportation of our products.

        We have retained third-party service providers to perform a variety of functions related to the sale and distribution of our products, key aspects of which are out of our direct control. For example, we rely on one third-party service provider, Integrated Commercialization Solutions, Inc., or ICS, to provide services related to warehousing and inventory management, distribution, contract administration and chargeback processing, accounts receivable management and call center management, and, as a result, most of our inventory is stored at a single warehouse maintained by ICS. We rely on ICS as well as other third-party providers that perform services for us, including draw site collection and transportation of pharmaceuticals and patient samples. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter damage at their facilitates, our ability to deliver products and services to meet commercial demand would be significantly impaired. In addition, we utilize third parties to perform various other services for us relating to the return and destruction of nonsaleable pharmaceutical products. We do not currently have the internal capacity to perform these important commercial functions, and although there are other service providers who can perform these functions, we may not be able to maintain commercial arrangements for these services on reasonable terms.

Risks Related to Regulatory Matters

The regulatory approval process is expensive, time consuming and uncertain and may prevent us from obtaining approvals for the commercialization of Colal-Pred.

        The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of pharmaceutical products are subject to extensive regulation by the FDA and other regulatory authorities in the United States. We will not be permitted to market Colal-Pred in the United States until we receive approval of a new drug application, or NDA, from the FDA. We have not yet submitted an application for or received marketing approval for Colal-Pred. Obtaining approval of an NDA can be a lengthy, expensive and uncertain process.

        Prior to receiving approval to commercialize Colal-Pred in the United States, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA, that Colal-Pred is safe and effective for its intend use. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for Colal-Pred is promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering Colal-Pred to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials for Colal-Pred and result in the FDA or other regulatory authorities denying approval of the product.

        Regulatory approval of an NDA or NDA supplement is uncertain, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon clinical trials, repeat clinical trials or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. The FDA can delay, limit or deny approval of a product candidate for many reasons, including, but not limited to, the following:

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  a drug candidate may not be deemed safe or effective;

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  the FDA may not find the data from preclinical studies and clinical trials sufficient;

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  the FDA might not approve our or our third-party manufacturers' processes or facilities; or

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  the FDA may change its approval policies or adopt new regulations.

        If Colal-Pred fails to demonstrate safety and efficacy in clinical trials or does not gain regulatory approval, our potential for growth will be limited.

We are subject to ongoing regulatory review of our pharmaceutical products, and compliance with applicable regulations can be costly and time-consuming. Failure to comply with applicable regulations may result in fines, penalties, removal of our products from the market or criminal prosecution.

        Like all pharmaceutical companies, we are subject to extensive, complex, costly and evolving regulation by the federal government, principally the Department of Health and Human Services, or HHS, which includes the FDA, CMS, and similar state government agencies, as well as by varying regulatory agencies in foreign countries where our products are being manufactured. The Federal Food, Drug, and Cosmetic Act, the Prescription Drug Marketing Act, the Federal Anti-Kickback Statute, the False Claims Act, the Controlled Substances Act and other federal and state statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products and require, among other things, ongoing compliance with the FDA's cGMP regulations. In addition, under California law we must also comply with the Pharmaceutical Research and Manufacturers of America Code on Interactions with

Healthcare Professionals and the Office of the Inspector General, or OIG, Compliance Program Guidance for Pharmaceutical Manufacturers.

        Under certain of these regulations, the FDA requires post-marketing testing and surveillance to monitor the effects of approved pharmaceutical products or places conditions on any approvals, which restrict the commercial applications of such products. In addition, the subsequent discovery of previously unknown problems with any pharmaceutical product may result in restrictions on the product, including withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, we may be subject to warning letters, product recall, restrictions on marketing, product seizure, injunction, civil penalties, and criminal prosecution.

        In regard to Entocort EC, AstraZeneca is responsible for a post-marketing pediatric study for the product in accordance with the FDA's requirements imposed at the time of NDA approval for the product. AstraZeneca is required to consult with us concerning any proposed material changes in the label for Entocort EC. We are entitled to have a representative participate in any substantive meeting with the FDA for the pediatric study accompanying a representative from the AstraZeneca team. AstraZeneca is required to fund any post-marketing obligations required for the product. AstraZeneca has requested that the FDA waive the post-marketing pediatric study requirement as AstraZeneca has been unable to successfully engage an adequate number of patients to perform the study. In addition, we are responsible to continue the conduct of ongoing GlaxoSmithKline initiated post-marketing studies with respect to monitoring the occurrence of serious adverse events associated with Lotronex, compliance with the Prescribing Program for Lotronex, and the effectiveness of such program. Of such studies, all have been completed with the exception of a mucosal blood flow study and a patient survey program. The mucosal blood flow study is in the final stage of completion and is expected to be submitted to the FDA in the second quarter of 2008. The patient survey program is ongoing and is currently being managed for us by GlaxoSmithKline through a third party service provider. We intend to utilize the same service provider to assist us with managing this program.

        In addition to our currently marketed pharmaceutical products, as part of our business strategy, we regularly consider and, as appropriate, make acquisitions of technologies, products and businesses that we believe are complementary to our business or our business strategy. In connection with any acquisitions of new pharmaceutical products, we may be required to obtain governmental approval to manufacture and market such products. In general, the process for obtaining governmental approval to manufacture and market new pharmaceutical products is rigorous, time-consuming and costly, and we cannot predict the extent to which we may be affected by new or existing legislative and regulatory developments. We are dependent on receiving FDA and other governmental or third-party approvals prior to manufacturing, marketing and distributing our pharmaceutical products. If we do not obtain FDA or other necessary approvals, or if the rate, timing and cost of such approvals are excessive, our product introduction plans, results of operations and stock price will be adversely affected. Despite the time and expense exerted, regulatory approval remains uncertain.

        Moreover, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. This practice is regulated by the FDA and other governmental authorities, including, in particular, requirements concerning record keeping and control procedures. Any failure to comply with the regulations may result in significant criminal and civil penalties as well as damage to our credibility in the marketplace.

We have not obtained all relevant state manufacturer and/or wholesale distributor licenses necessary to ship or sell prescription drugs that we distribute into several states, and our ability to ship or sell prescription drugs in these states may be affected if these states require us to cease further marketing and distribution activities until such licenses are obtained.

        To date, we have not obtained all relevant state manufacturer and/or wholesale distributor licenses necessary to ship or sell prescription drugs into several states. Our ability to ship into or sell prescription drugs in these states may be affected if these states require us to cease further marketing and distribution activities until such licenses are obtained. Further, these states may seek monetary penalties for failure to maintain appropriate licenses. Any disciplinary action taken by a state may adversely affect our ability to obtain necessary state licenses in the future.

Our diagnostics business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, federal or state laws and regulations.

        The clinical laboratory testing industry is subject to extensive regulation, and many of these statutes and regulations have not been interpreted by the courts. CLIA, which is implemented and enforced by CMS, extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. CLIA is intended to ensure the quality and reliability of non-research laboratory testing performed on the patient samples collected in the United States and its territories by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality and inspections. While our laboratory is currently CLIA certified, the sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory's CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties.

        In addition, we are subject to regulation under state law. State laws may require that laboratories and/or laboratory personnel meet certain qualifications, specify certain quality controls or require maintenance of certain records. For example, New York State requires us to obtain approval for any diagnostic test prior to offering it for sale or soliciting patient samples from New York. Compliance with such standards is verified by periodic inspections and requires participation in proficiency testing programs. No assurances can be given that our facility will pass all future inspections conducted to ensure compliance with federal or any other applicable licensing or certification laws. Substantial expenditures may be required on an ongoing basis to ensure that we comply with existing regulations and to bring us into compliance with newly-instituted regulations.

        We cannot assure you that applicable statutes and regulations will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect our business. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could have a material adverse effect on our business. In addition, compliance with future legislation or regulations could impose additional requirements on us which may be costly and difficult to implement.

Proposed FDA regulation of laboratory-developed tests, analyte specific reagents, or genetic testing could lead to increased costs and delays in introducing new diagnostic tests.

        The FDA has regulatory responsibility over instruments, test kits, reagents and other devices used to perform diagnostic testing by clinical laboratories. In the past, the FDA also claimed regulatory authority over laboratory-developed tests, but had stated that it was exercising enforcement discretion in not regulating laboratory-developed tests performed by high complexity, CLIA-certified laboratories. However, in September 2006, the FDA published two draft guidance documents pertaining to its regulation of laboratory-developed tests. In addition, bills proposing various regulatory schemes may be introduced in Congress which, if passed into law, could also materially change the regulation of laboratory-developed tests.

        The first draft guidance document described various manufacturer practices and products that the FDA believes would take certain reagent products out of the Class I (exempt) Analyte Specific Reagent, or ASR, category. The FDA issued the final ASR Guidance Document in September 2007. The final ASR Guidance Document may restrict laboratory access to certain products, if in response to its adoption, manufacturers withdraw their products from the market. Although we do not believe the impact of the final ASR Guidance Document on our current laboratory-developed tests to be material, the final ASR Guidance Document could limit how we are able to perform or develop new tests in the future should certain reagent products be withdrawn from, or be delayed in getting to, the market.

        The other draft guidance document described certain laboratory-developed tests that the FDA intends to regulate as in vitro diagnostic test systems (i.e., as medical devices). The FDA calls this category of laboratory-developed tests "In Vitro Diagnostic Multivariate Index Assays," or IVDMIAs. The first draft of the guidance pertaining to IVDMIAs was issued by the FDA in September 2006. The FDA issued a revised draft guidance pertaining to IVDMIAs in July 2007. In the document, the FDA defines an IVDMIA as a device that combines the values of multiple variables using an interpretation function to yield a single, patient-specific result that is intended for use in the diagnosis of a disease or other condition, or in the cure, mitigation, treatment, or prevention of disease, and that provides a result that cannot be independently derived or verified by the end user and whose derivation is non-transparent. The IVDMIA draft guidance, if adopted as published, would extend FDA oversight over laboratories that offer laboratory-developed tests which meet this definition. We believe that some of our currently marketed tests may be defined as IVDMIAs under the draft guidance, as may the diagnostic tests that we currently have under development.

        FDA regulation of laboratory-developed tests or increased regulation of the various medical devices used in laboratory-developed testing would lead to an increased regulatory burden and additional costs and delays in introducing new tests, including genetic tests. IVDMIAs would be subject to the regulatory requirements applicable generally to devices. For example, under the IVDMIA draft guidance, the new diagnostic tests that we are currently developing in the United States would require either pre-market notification, also known as 510(k) clearance, or pre-market approval, from the FDA prior to marketing. The overall 510(k) clearance process usually takes from three to 12 months from the time of submission to the time that the manufacturer or laboratory can begin to market and distribute a product in the United States, but can take significantly longer and such clearance may never be obtained. The pre-market approval process, often referred to as the PMA process, is much more costly, lengthy and uncertain and generally takes between one and three years from submission to PMA approval, but may take significantly longer and such approval may never be obtained. In addition, generating the clinical data to support a 501(k) or PMA can take six months or longer.

        We believe FDA regulation of laboratory-developed tests and the increased regulation of the various reagent products used in laboratory-developed testing will lead to a substantially increased regulatory burden, additional costs and delays in introducing new diagnostic tests. Laboratories under FDA regulation will also have to operate in compliance with Good Laboratory Practices and cGMPs. To date, the FDA has held a public hearing and requested public response to the draft IVDMIA guidance documents. Industry representatives and others have communicated their concerns to the FDA. It is not possible to predict when or if the FDA might issue a final IVDMIA guidance or what changes might be made from the draft document that will impact our currently marketed diagnostic tests or our diagnostic tests currently under development.

Compliance with the HIPAA security regulations and privacy regulations may increase our costs.

        We are subject to regulation under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA. HIPAA privacy and security regulations establish comprehensive federal standards with respect to the uses and disclosures of protected health information by health plans, healthcare providers and healthcare clearinghouses, in addition to setting standards to protect the confidentiality, integrity and availability of protected health information. Generally, protected health information is any individually identifiable information, including demographic information, related to the past, present or future physical or mental health condition, the provision of healthcare to an individual, or the past, present or future payment for such healthcare, which is created or received by a healthcare entity. The regulations establish a complex regulatory framework on a variety of subjects, including:

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  the circumstances under which uses and disclosures of protected health information are permitted or required without a specific authorization by the patient, including but not limited to treatment purposes, activities to obtain payments for services and healthcare operations activities;

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  a patient's rights to access, amend and receive an accounting of certain disclosures of protected health information;

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  the content of notices of privacy practices for protected health information; and

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  administrative, technical and physical safeguards required of entities that use or receive protected health information.

        We have implemented policies and procedures related to compliance with the HIPAA privacy and security regulations, as required by law. The privacy regulations establish a "floor" and do not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy regulations and varying state privacy laws.

        The privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of protected health information, including potential civil and criminal fines and penalties. Although the HIPAA statute and regulations do not expressly provide for a private right of damages, we also could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information.

Regulations requiring the use of "standard transactions" for healthcare services issued under HIPAA may negatively impact our profitability and cash flows.

        Pursuant to HIPAA, the Secretary of HHS, has issued final regulations designed to improve the efficiency and effectiveness of the healthcare system by facilitating the electronic exchange of information in certain financial and administrative transactions while protecting the privacy and security of the information exchanged.

        The HIPAA transaction standards are complex, and subject to differences in interpretation by third-party payors. For instance, some third-party payors may interpret the standards to require us to provide certain types of information, including demographic information not usually provided to us by physicians. As a result of inconsistent application of transaction standards by third-party payors or our inability to obtain certain billing information not usually provided to us by physicians, we could face increased costs and complexity, a temporary disruption in accounts receivable and ongoing reductions in reimbursements and net revenues. In addition, requirements for additional standard transactions, such as claims attachments or use of a national provider identifier, could prove technically difficult, time-consuming or expensive to implement, all of which could harm our business.

We may incur significant liability if it is determined that we are promoting the "off-label" use of drugs.

        Although not approved or promoted for gastrointestinal diseases, several of our non-promoted pharmaceutical products, including Imuran and mercaptopurine are often prescribed by physicians for such use. Companies may not promote drugs for "off-label" uses, which are uses that are not described in the product's labeling and that differ from those approved by the FDA. Physicians may prescribe drug products for off-label uses, and such off-label uses are common across medical specialties. Although the FDA and other regulatory agencies do not regulate a physician's choice of treatments, the Federal Food, Drug, and Cosmetic Act and FDA regulations restrict communications on the subject of off-label uses of drug products by pharmaceutical companies. The OIG and FDA both actively enforce laws and regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.

        Although we believe that all of our communications regarding all of our products are in compliance with the relevant legal requirements, the OIG or the FDA may disagree, and we may be subject to significant liability, including civil and administrative remedies, as well as criminal sanctions. In addition, management's attention could be diverted from our business operations and our reputation could be damaged.

We may incur liability if our continuing medical or health education programs and/or product promotions are determined, or are perceived, to be inconsistent with regulatory guidelines.

        The FDA provides guidelines with respect to appropriate promotion and continuing medical and health education activities. Although we endeavor to follow these guidelines, the FDA or OIG may disagree, and we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management's attention could be diverted and our reputation could be damaged.

If we fail to comply with healthcare laws and regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

        In addition to FDA rules and regulations on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict and govern certain marketing practices in the pharmaceutical and clinical laboratory industries in recent years. These laws include anti-kickback, false claims and Stark Act statutes.

        The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute applies to laboratory services and has also been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and any remuneration to or from a prescriber or purchaser of healthcare services may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

        Federal false claims laws prohibit any person from knowingly presenting or causing to be presented a false claim for payment to the federal government, or knowingly making or causing to be made a false statement to get a false claim paid. Pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company's marketing of the product for unapproved, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. These false claims statutes allow any person to bring suit in the name of the government alleging false and fraudulent claims presented to or paid by the government (or other violations of the statutes) and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in the healthcare industry in recent years. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines and imprisonment.

        Under another federal statute, known as the Stark Act or "self-referral" prohibition, physicians who have an investment or compensation relationship with an entity may not refer Medicare patients for designated health services, which include clinical laboratory services, regardless of the intent of the parties, unless an exception applies. Similarly, entities may not bill Medicare or any other party for services furnished pursuant to a prohibited referral. Unlike the federal anti-kickback statute, the Stark Act is strict liability, meaning that all of the requirements of a Stark Act exception must be met in order to take advantage of the exception. Many states have their own self-referral laws as well, which in some cases apply to all patient referrals, not just Medicare.

        Because of the breadth of these laws and the narrowness of the safe harbors and exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge, regardless of the outcome, could have a material adverse effect on our business, business relationships, reputation, financial condition and results of operations.

        If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could harm our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Our reporting and payment obligations under the Medicaid rebate program and other governmental purchasing and rebate programs are complex and may involve subjective decisions, and any determination of failure to comply with those obligations could subject us to penalties and sanctions, which could have a material adverse effect on our business.

        The regulations regarding reporting and payment obligations with respect to Medicaid reimbursement and rebates and other governmental programs are complex and several pharmaceutical companies are currently defendants in a number of suits filed by state attorneys general and are subject to an investigation by the U.S. Department of Justice with respect to Medicaid reimbursement and rebates. Our calculations and methodologies are subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could result in material changes. In addition, because our processes for these calculations and the judgments involved in making these calculations involve, and will continue to involve, subjective decisions and complex methodologies, these calculations are subject to the risk of errors.

        Any governmental agencies that may commence an investigation of us could impose, based on a claim of violation of fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal healthcare programs (including Medicare and Medicaid). Some of the applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity with regard to how to properly calculate and report payments, and even in the absence of any such ambiguity, a governmental authority may take a position contrary to a position that we have taken, and may impose civil and/or criminal sanctions. Any such penalties or sanctions could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Healthcare cost control initiatives could cause us to sell our products at lower prices, resulting in decreased revenues.

        Government payors, such as Medicare and Medicaid, as well as insurers, including managed care organizations, have increased their efforts to control the cost, utilization and delivery of healthcare services. From time to time, Congress has considered and implemented changes in the Medicare fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement for Medicare services or changes in policy regarding coverage of tests may be implemented from time to time. Recently, Congress has mandated that CMS conduct a demonstration project that uses competitive acquisition for payment of certain clinical laboratory services that would otherwise be using Medicare fee schedules. The amounts to be paid to contractors under this demonstration project are likely to be less than the Medicare fee schedule. At this time, we are uncertain how or whether this competitive bid process will affect our business. Reductions in the reimbursement rates of other third-party payors may occur as well. Such changes in the past have resulted in reduced prices as well as added costs and have decreased test utilization for the clinical laboratory industry by adding more complex and new regulatory and administrative requirements. Further changes in federal, state, local and third-party payor regulations or policies may have a material adverse impact on our business. Actions by agencies regulating insurance or changes in other laws, regulations, or policies may also have a material adverse effect upon our business.

        Legislative proposals and enactments to reform healthcare and government insurance programs, including the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, and the Deficit Reduction Act of 2005, or DRA, could significantly influence the manner in which pharmaceutical and diagnostic products are prescribed and purchased. For example, effective January 1, 2006, the MMA established a new Medicare outpatient prescription drug benefit under Part D. The MMA also established a competitive acquisition program, or CAP, in which physicians who administer drugs in their offices are offered an option to acquire drugs covered under the Medicare Part B benefit from vendors who are selected in a competitive bidding process. Implementation of CAP began in July 2006. Further, the DRA requires CMS to amend certain formulas used to calculate pharmacy reimbursement under Medicaid. These changes could lead to reduced payments to pharmacies for certain pharmaceutical products. Such cost containment measures and healthcare reforms could adversely affect our ability to sell our products.

        The MMA created a new prescription drug coverage program for people with Medicare through a new system of private market insurance providers; the program began in January 2006. This new benefit may result in an increased use of formularies such that, in the event a Medicare beneficiary's medications are not listed on the applicable formulary, such Medicare beneficiary may not receive reimbursement for such medications. Moreover, once these formularies are established, Medicare will not be obligated to pay for drugs omitted from a formulary, and the cost of these non-covered drugs will not be counted towards the $3,600 annual out-of-pocket beneficiary deductible established by the MMA. Further, Medicare prescription drug program beneficiaries are not permitted to purchase private insurance policies, known as "Medigap" policies, to cover the cost of off-formulary medications. If our products are excluded from these new formularies, demand for our products may decrease, and we may be forced to lower prices for our products, which may adversely affect our business and our results of operations.

        Furthermore, individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and diagnostic product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our results of operations and financial condition.

        We expect there will continue to be federal and state laws and/or regulations, proposed and implemented, that could limit the amounts that federal, state and foreign governments will pay for healthcare products and services. The extent to which future legislation or regulations, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted or what effect such legislation or regulation would have on our business remains uncertain. Such measures or other healthcare system reforms that are adopted could have a material adverse effect on our ability to successfully commercialize our products or could limit or eliminate our spending on development projects and affect our ultimate profitability.

        In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical and diagnostic products and which suppliers will be included in their prescription drug and other healthcare programs. This can reduce demand for our products or put pressure on our product pricing, which could negatively affect our revenues and profitability.

Our business involves the use of hazardous materials and we and our third-party manufacturers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

        Our third-party manufacturers' activities and our own activities involve the controlled storage, use and disposal of hazardous materials, including the components of our pharmaceutical products, test samples and reagents, biological materials and other hazardous compounds. We and our manufacturers are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. Although we believe that the safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, state or federal authorities may curtail our use of these materials and/or interrupt our business operations. In addition, if an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. Although we maintain hazardous material insurance coverage under our general insurance policy, it is limited in both the scope and amount of coverage. We cannot assure you that our policy would be sufficient to cover any claims. Any substantial unexpected costs we may incur could significantly harm our financial condition and results of operations.

Failure to comply with environmental, health and safety laws and regulations, including the federal Occupational Safety and Health Administration Act and the Needlestick Safety and Prevention Act, may result in fines and penalties and loss of licensure, and have a material adverse effect upon our business.

        We are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials as well as regulations relating to the safety and health of laboratory employees. Our laboratory is subject to applicable federal and state laws and regulations relating to biohazard disposal of all laboratory specimens, and we utilize outside vendors for disposal of such specimens. In addition, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These requirements, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. In addition, the Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace.

        Failure to comply with federal, state and local laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions which would have a material adverse effect on its business. In addition, compliance with future legislation could impose additional requirements on us, which may be costly.

Risks Related to Intellectual Property

Our ability to protect our proprietary technology, which is vital to our business, is uncertain, and if we are unable to obtain or enforce our intellectual property rights, our competitors may develop and market products or services with similar features to ours.

        Our commercial success, competitive position and amount of future income will depend in part on obtaining and maintaining patent, trademark and trade secret protection for our branded pharmaceuticals, our diagnostic tests or any other proprietary products, technologies or services that we are developing or may develop, in-license or otherwise acquire in the future. Our success will also depend on whether we are able to successfully assert or use these intellectual property rights against infringing competitors. We will only be able to protect our products, technologies and services from unauthorized use by third parties to the extent that valid and enforceable patents, trademarks or trade secrets cover them.

        Our policy is to seek patent protection and enforce the intellectual property rights we own and license. We cannot assure you that patent applications we submit and have submitted will result in patents being issued. If a patent application is made that qualifies as a joint invention, the joint inventor or his or her employer may have rights in the invention. We cannot assure you that a third party will not infringe upon, design around or develop uses not covered by any patent issued or licensed to us or that these patents will provide any measure of commercial exclusivity. Even issued patents may later be modified or revoked by the U.S. Patent and Trademark Office, or the USPTO, or invalidated in legal proceedings.

        Moreover, we believe that obtaining foreign patents may be more difficult than obtaining domestic patents because of differences in patent laws and, accordingly, our patent position may be stronger in the United States than abroad. Foreign patents may be more difficult and/or expensive to defend and/or the remedies available may be less extensive than in the United States. Various countries limit the subject matter that can be patented and limit the ability of a patent owner to enforce patents in the medical and other related fields. This may limit our ability to obtain or utilize those patents internationally.

        Patent applications in the United States are maintained in secrecy until at least 18 months after the filing of the application with the USPTO and, since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries, we cannot be certain that we were the first creator of the inventions covered by pending patent applications or the first to file patent applications on those inventions. We cannot assure you that any of the pending patents for which we have filed applications will be issued, or, if issued, whether the scope of the claims allowed will be sufficient to protect our products, technologies and services.

        Several pharmaceutical and diagnostic companies and research and academic institutions have developed technologies, filed patent applications or received patents for technologies that may be related to our business. Others may file patent applications and may receive patents that may overlap or conflict with patents or patent applications we have obtained or licensed for our use, either by claiming the same methods or compounds or by claiming methods or compounds that could dominate those owned by or licensed to us. Litigation or other patent office proceedings to establish the validity of patents, to defend against patent infringement claims of others and to assert patent infringement claims against others can be expensive and time-consuming even if the outcome is favorable to us. If the outcome is unfavorable to us, this could have a material adverse effect on our business. We have taken and may, in the future, take steps to enhance our patent protection, but we cannot assure you that these steps will be sufficient or that, if unsuccessful, our patent protection will be adequate.

        The patent positions of pharmaceutical and diagnostic companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Key questions of patent law underlying pharmaceutical and diagnostic patents remain unresolved or in flux in the United States and even more so outside the United States. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the validity or scope of enforceability of claims that may be allowed in our patents or in third-party patents.

        The degree of future protection afforded by our proprietary rights is uncertain, because legal means provide only limited protection that may not be adequate to protect our rights or permit us to gain or keep our competitive advantage. For example:

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  we, or the parties from whom we have acquired or licensed patent rights, may not have been the first to file the underlying patent applications or the first to make the inventions covered by such patents;

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  the named inventors or co-inventors of patents or patent applications that we have licensed or acquired may be incorrect, which may give rise to inventorship disputes or invalidate the patents;

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  others may independently develop similar or alternative technologies or duplicate any of our products, technologies or services or design around our patents;

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  it is possible that none of the pending patent applications licensed to us will result in issued patents;

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  the issued patents covering our products, technologies or services may not provide us with any competitive advantages;

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  the issued patents may be challenged, invalidated, circumvented or rendered unenforceable;

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  issued patents covering our products, technologies or services may ultimately be deemed or adjudicated as obvious, anticipated and/or otherwise invalid;

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  we may not develop or acquire additional proprietary technologies that are patentable;

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  our trademarks may be invalid or subject to a third party's prior use; or

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  our ability to enforce our patent rights will depend on our ability to detect infringement, and litigation to enforce patent rights is costly and time-consuming.

        The term of exclusivity for the two U.S. patents covering Entocort EC expire in May 2011 and January 2015, respectively. Therefore, even if we are able to extend our exclusive contractual right with AstraZeneca to promote Entocort EC beyond 2010, Entocort EC may face increased competition from generic products upon the expiration of either of the patents. Additionally, the U.S. patents covering Helidac expire in October 2010, April 2012 and February 2014; and the five U.S. patents covering Lotronex expire in May 2011, January 2013, January 2018, October 2018 and October 2018. In the United States, Colal-Pred is covered by two issued patents that expire in May 2009 and March 2011, respectively. In addition, a separate pending application exists in United States, Canada and Mexico which covers Colal-Pred, and if issued, would expire in February 2023.

        We also rely on trade secrets to protect our products, technology and services, particularly where we do not believe patent protection is appropriate or obtainable. However, trade secrets can be difficult to protect. While we use commercially reasonable efforts to protect our trade secrets, our licensors, employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose such trade secret information to third parties and competitors. We attempt to protect our proprietary technology in large part by entering into confidentiality and non-disclosure agreements with our employees, consultants and other contractors. We cannot assure you, however, that these agreements will not be breached, that we will have adequate remedies for any breach or that competitors will not know of, or independently discover, our trade secrets. We cannot assure you that others will not independently develop substantially equivalent proprietary information or be issued patents that may prevent the sale of our products, technologies, services or know-how or require licensing and the payment of significant fees or royalties by us in order to produce our products, technologies or services. Moreover, we cannot assure you that our technology does not infringe upon any valid claims of patents that other parties own. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop or acquire equivalent knowledge, methods or know-how.

        If our licensors or we fail to obtain or maintain patent protection or trade secret protection for our products, technologies, services or any other product candidate we may in-license or acquire, third parties could use our proprietary information, which could impair our ability to compete in the market and adversely affect our ability to generate revenues and maintain profitability.

We also rely on our licensors to protect our patent rights, and if our licensors fail to adequately protect such rights or if we do not have exclusivity for the marketing of our products or services, our ability to gain exclusivity for our products or services could suffer.

        Our distribution agreement with AstraZeneca grants us the exclusive right for the promotion and sale in the United States of Entocort EC, our leading pharmaceutical product. In addition, we have licensed a number of patents, including patents related to Colal-Pred and our IBD Serology 7 and thiopurine management diagnostic tests, with respect to which we depend substantially on third parties to protect the proprietary rights covering these diagnostic tests. With regard to some of these proprietary rights, we have limited, if any, control over the amount or timing of resources that such parties devote on our behalf or the priority they place on obtaining and maintaining these patent rights and prosecuting these patent applications to our advantage. Our business may significantly suffer if one or more of these agreements terminates or expires, if we or any of our licensors fail to abide by the terms of such agreements or fail to prevent infringement by third parties, or if the subject patents are found to be invalid. Without the protection of the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. Failure to take appropriate steps to protect against infringement of intellectual property rights could jeopardize our ongoing efforts to promote them and could adversely affect our ability to generate revenues and maintain profitability.

        If our licenses are terminated for any of our products, product candidates or diagnostic testing services, we may not be able to continue developing or offering such products or services. In addition, if we breach the terms of the distribution agreement with AstraZeneca, the license agreement with Alizyme or any of our other licenses, or otherwise lose our rights under these agreements, we may be unable to continue developing and selling our products, including, without limitation, Entocort EC and Colal-Pred. AstraZeneca or others may dispute the scope of our rights under the distribution agreement, and our licensors or others may dispute the scope of our rights under our licenses. AstraZeneca may breach the terms of the distribution agreement or, similarly, the licensors under our licenses may breach the terms of their respective licenses. Any such breach could materially and adversely affect our ability to generate revenues and profitability and, if not cured, may result in the termination of the applicable agreement. In addition, under the distribution agreement, AstraZeneca has the right to require us to discontinue promoting Entocort EC in the event of a claim by a third party that the sale of the product infringes a third party's patents in the United States.

If the use or sale of our technologies or the manufacture or sale of certain products or services infringe the intellectual property rights of third parties, we may incur substantial liabilities and be unable to commercialize products or services based on these technologies in a profitable manner, if at all.

        Other companies may have or may acquire patent rights that they could enforce against us. If they do so, we may be required to alter our technologies, pay licensing fees or cease activities. If our products, technologies or services infringe the patent rights of others, they could bring legal action against us or our licensees, suppliers, vendors, resellers, distributors, customers or collaborators, claiming damages and seeking to enjoin manufacturing and marketing of the affected products, technologies or services.

        Because patent applications can take many years to issue, there may be currently pending applications unknown to us or reissue applications that may later result in issued patents upon which our products, technologies or services may infringe. There could also be existing patents of which we are unaware that our products, technologies or services may infringe. In addition, if third parties file patent applications or obtain patents claiming products, technologies or services also claimed by us in pending applications or issued patents, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention. If third parties file oppositions in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of our filed foreign patent applications.

        If a third party claims that we infringe its proprietary or intellectual property rights, it could cause our business to suffer in a number of ways, including:

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  we may become involved in time-consuming and expensive litigation, even if the claim is without merit, the third party's patent is ultimately invalid or we are ultimately found to have not infringed;

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  we may become liable for substantial damages for past infringement if a court decides that our technologies infringe upon a third party's patent;

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  we may be ordered by a court to stop making, selling or licensing our products or services without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross-licenses to our patents; and

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  we may have to redesign our product so that it does not infringe upon others' patent rights, which may not be possible or could require substantial investment or time.

        If any of these events occur, our business could suffer and the market price of our common stock may decline.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

        Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our patents or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our shareholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

If we are involved in intellectual property claims and litigation, the proceedings may divert and consume our resources and subject us to significant liability for damages, substantial litigation expense and/or the loss of our proprietary rights.

        Litigation may be necessary to assert or defend against infringement claims, enforce our issued and licensed patents, protect our trade secrets or know-how or determine the enforceability, scope and validity of the proprietary rights of others. Our involvement in intellectual property claims and litigation could:

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  divert and consume existing management, legal, scientific and financial resources;

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  subject us to significant liabilities;

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  allow our competitors to market competitive products or services without obtaining a license from us;

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  cause product shipment delays and lost sales;

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  require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all; or

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  force us to discontinue selling or to modify our products, to discontinue providing services, or to cease developing new products or services.

        There can be no assurance that any such litigation will result in a favorable outcome to us. Additionally, at times, other commercial laboratories that are also our customers have used assays that we believe infringe the patents underlying our licenses. When this occurs, commencing litigation, or otherwise accusing our customers of infringement, may cause them to reduce or eliminate the number of assays that they refer to us.

        For a description of current litigation involving our intellectual property, see "Business—Legal Proceedings."

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

        Many of our employees or consultants were previously employed at universities or other diagnostic or biotechnology companies, including our current and potential competitors. Although we are not aware of any claims currently pending against us, we may be subject to claims that these employees, consultants or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or both.

If we cannot obtain intellectual property owned by third parties that we desire to use or incorporate into new products we plan to develop, we may not be able to develop or commercialize these future products.

        As part of our business strategy, we regularly consider and, as appropriate, may make acquisitions or purchases of technologies, products, assets and businesses that we believe are strategically desirable or complementary to our business. As part of this strategy, we may develop additional diagnostic tests or acquire the rights to additional pharmaceutical products. The technology that we ultimately may use in the development and commercialization of these future products may be protected by patent and other intellectual property rights owned by third parties. If we are unable to obtain rights to use necessary third-party intellectual property under commercially reasonable terms, or at all, we may be unable to develop these products, and this could harm our ability to expand our commercial product offerings and to generate additional revenue from these products.

Under our distribution agreement with AstraZeneca, we do not have the right to determine what action will be taken in the event of any infringement of the ENTOCORT® trademark.

        We have the exclusive right to distribute, market and sell Entocort EC in the United States and to use the trademark, ENTOCORT®, under our distribution agreement with AstraZeneca. We believe the protection of the ENTOCORT® trademark is critical to the commercial success of Entocort EC and to our competitive position. Under the distribution agreement, AstraZeneca has the exclusive right to determine what action, if any, will be taken in the event of any infringement or threatened infringement on the above patents or the trademark. We cannot be certain that AstraZeneca will take any action in the event of an infringement or a threatened infringement of the trademark. If AstraZeneca does not adequately protect the ENTOCORT® trademark from infringement, any goodwill that has been developed in that mark may be lost or impaired.

Many of our diagnostic products and services depend upon third-party computer software.

        Many of our diagnostic products and services use, are based upon or incorporate third-party or "open source" computer software. If we are unable to maintain or obtain a license to such software or keep any "open source" proprietary or if software is found to contain errors that cannot be fixed, then we may be unable to offer these diagnostic products and services, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Risks Related to Our Finances and Capital Requirements

Our quarterly operating results may fluctuate significantly.

        We expect our operating results to be subject to quarterly fluctuations. Our operating results will be affected by numerous factors, including:

  •
  acquisitions and sales of new products, technologies or businesses;

  •
  expenditures incurred to acquire and promote additional products, technologies or businesses;

  •
  changes in our relationships with any collaborators;

  •
  competitive pricing pressures and general economic and industry conditions which affect customer demand;

  •
  the introduction of new products by us or our competitors;

  •
  a changing customer base;

  •
  changes in sales and marketing expenditures;

  •
  the mix of products that we sell during any time period;

  •
  changes in treatment practices of physicians that currently prescribe our products;

  •
  changes in third-party insurance coverage and reimbursement policies;

  •
  supply interruptions;

  •
  varying levels of research and development expenditures due to the timing of validation studies and clinical trials and related costs, among other factors;

  •
  expenditures as a result of legal actions and the outcome of any such legal action;

  •
  the impairment and write-down of intangibles or other assets;

  •
  federal, state or international regulatory actions;

  •
  additions or departures of key personnel;

  •
  implementation of new or revised accounting or tax rules or policies;

  •
  termination or expiration of, or the outcome of disputes relating to, patents, license agreements, trademarks and other rights;

  •
  whether and when holders of our senior note warrants exercise their rights to put their warrants to us;

  •
  interest expenses related to changes in the carrying value of the liability related to our redeemable warrants;

  •
  the timing and amount of milestone payments by us;

  •
  increases in insurance rates for existing products and the cost of insurance for new products; and

  •
  timing of revenue recognition related to licensing agreements.

        If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We may require additional funding, and our future access to capital is uncertain. Insufficient funds could cause us to delay, scale back or choose not to pursue some or all of our potential product acquisitions and licensing opportunities.

        We believe that our available cash balances, marketable securities, anticipated cash flows from operations and the proceeds we receive from the exercise of stock options and this offering will be sufficient to support our current operating needs for the foreseeable future. However, our business can change unpredictably due to a variety of factors, including competition, regulation, legal proceedings or other events, which could impact our funding needs or our cash flow from operations. In addition, we may acquire products or other assets in the future that could require additional funds. Furthermore, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Accordingly, we could seek additional funding through public or private financing, including equity and debt offerings. Adequate funds, whether through the financial markets or from other sources, may not be available when we need them or on terms acceptable to us. Insufficient funds could cause us to delay, scale back or choose not to pursue some or all of our potential product acquisitions and licensing opportunities.

Raising additional capital may cause dilution to existing shareholders, restrict our operations or require us to relinquish rights.

        We may seek the additional capital necessary to fund our operations through public or private equity offerings, debt financings, and collaborative and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted and the terms may include liquidation or other preferences or rights that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or products, or grant licenses on terms that are not favorable to us.

Our indebtedness could adversely affect our financial health.

        As of December 31, 2007, we had $75.0 million of indebtedness. Our existing indebtedness could:

  •
  impair our ability to obtain additional financing in the future for working capital needs, capital expenditures and general corporate purposes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  make it more difficult for us to satisfy other debt obligations we may incur in the future;

  •
  require us to dedicate a substantial portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a disadvantage compared to our competitors that have less indebtedness; and

  •
  expose us to higher interest expense in the event of increases in interest rates because our indebtedness under our credit agreement bears, and future borrowings may bear, interest at a variable rate.

        For a description of our credit agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments."

Covenants in our credit agreement may limit our ability to operate our business.

        Under the credit agreement we entered into on September 21, 2007, we are subject to certain affirmative and negative covenants, including limitations on our ability: to grant liens; to make investments; to create, incur, assume, guarantee or be liable with respect to certain indebtedness; to merge, dissolve, liquidate or consolidate our business; to convey, sell, transfer, license, lease or otherwise dispose of assets; to pay dividends and make certain other restricted payments; or to enter into any sale lease-back transactions. We are also subject to certain covenants that require us to maintain certain financial ratios.

        As a result of these covenants and ratios, we have certain limitations on the manner in which we can conduct our business, and we may be restricted from engaging in favorable business activities or financing future operations or capital needs. In addition, if we default under the credit agreement because of a covenant breach or otherwise, all outstanding amounts could become immediately due and payable, which would negatively impact our liquidity and reduce the availability of our cash flows to fund working capital needs, capital expenditures and other general corporate purposes.

Impairment of our significant long-lived assets may reduce our profitability.

        Our long-lived assets consist of property, equipment, acquired and licensed product rights, patents and trademarks. We regularly review the carrying amount of our long-lived assets. Some factors we consider important in assessing whether or not impairment exists include performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the assets or the strategy for our overall business and significant negative industry or economic trends. If the carrying value of the asset exceeds projected undiscounted cash flows, the asset will be written down to its fair value, which could result in an impairment of our long-lived assets. Any impairment of our long-lived assets in the future may reduce our profitability and have a material adverse effect on our results of operations and financial condition. Our net long-lived assets were $24.2 million at December 31, 2007.

We may be required to repurchase certain outstanding warrants or the underlying shares, which could adversely affect our financial health.

        In conjunction with the issuance of our senior notes in April 2001, we issued warrants to purchase 4,466,224 shares of our common stock at $0.01 per share, or the senior note warrants, of which warrants for 3,945,165 shares were outstanding as of December 31, 2007. In the event that certain existing holders of our preferred stock sell more than 50% of their capital stock prior to our initial public offering, we must offer to repurchase the senior note warrants or any shares issued on exercise of such warrants at the fair value thereof. Furthermore, unless we have consummated a public offering from which we receive net proceeds of at least $35.0 million at a per share price to the public of at least $6.74, the senior note warrant holders may require us, at any time from April 30, 2007 through April 30, 2008, to repurchase their senior note warrants or any shares issued on the exercise of such warrants at the fair value thereof. In July 2007, we repurchased senior note warrants to purchase 521,059 shares of common stock for $2.7 million. As of December 31, 2007, the fair value of the outstanding senior note warrants, or any shares issued therefrom, was $41.4 million. We cannot predict with any certainty whether or not additional senior note warrant holders will elect to require us to repurchase their warrants or the related shares or whether the fair value of such warrants or shares will significantly increase or decrease prior to any such election. If we are required to repurchase additional senior note warrants, our existing cash balance would be reduced significantly, thereby reducing funds available to operate our business or to acquire or in-license new products or product candidates.

Risks Relating to Securities Markets and Investment in Our Stock

There may not be a viable public market for our common stock.

        Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us [, the selling shareholders] and the underwriters and may not be indicative of the market price of our common stock following this offering. Among the factors considered in such negotiations are the history and prospects for the industry in which we compete, market valuations of other companies that we and the representative of the underwriters believe to be comparable to us, prospects for our future earnings, the present state of our development and other factors deemed relevant. See "Underwriting" for additional information.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

        The initial public offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Investors purchasing shares of common stock in this offering will pay a price that substantially exceeds the value of our tangible assets after subtracting liabilities. As a result, investors will:

  •
  incur immediate dilution of $                per share, based on an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, assuming the conversion of our convertible preferred stock; and

  •
  contribute        % of the total amount invested to date to fund our company based on an assumed initial offering price to the public of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, but will own only        % of the shares of common stock outstanding after the offering.

        To the extent outstanding stock options or warrants are exercised, or if the senior note warrants are put to us or exercised, there will be further dilution to new investors.

        We believe that our existing cash, cash equivalents and short-term investments, together with the borrowing capacity under our credit agreement will be sufficient to meet our projected operating requirements for the foreseeable future. However, because we may need to raise additional capital in the future, we may conduct substantial additional equity offerings. These future equity issuances, together with the exercise of outstanding options or warrants and any additional shares issued in connection with acquisitions, will result in further dilution to investors.

We expect that the price of our common stock will fluctuate substantially.

        The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation between the representative of the underwriters and us. This price may not reflect the market price of our common stock following this offering. The price of our common stock may decline. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

  •
  fluctuations in our operating results;

  •
  acquisitions and sales of new products, technologies or businesses;

  •
  regulatory developments affecting any development-stage product candidates;

  •
  the outcome of legal actions to which we are party;

  •
  additions or departures of key personnel;

  •
  announcements concerning product development results or intellectual property rights of others;

  •
  approvals or disapprovals of regulatory filings we have submitted;

  •
  changes in regulatory laws and regulations in the United States or announcements relating to these matters;

  •
  new legislation in the United States relating to the sale or pricing of pharmaceuticals;

  •
  deviations in our operating results from the estimates of securities analysts or other analyst comments;

  •
  discussion of us or our stock price by the financial and scientific press and in online investor communities; and

  •
  economic and other external factors, including disasters and other crises.

        The realization of these or any of the risks described in these "Risk Factors" could have a dramatic and material adverse impact on the market price of our common stock.

Approximately    % of our outstanding common stock has been deposited into a voting trust, which could affect the outcome of shareholder actions.

        Before completion of this offering, approximately                        shares of our common stock owned by affiliates of Credit Suisse Securities (USA) LLC, representing approximately    % of our common stock then outstanding, will become subject to a voting trust agreement pursuant to which the shares will be voted by an independent voting trustee.

        The voting trust agreement requires that the trustee cause the shares subject to the voting trust to be represented at all shareholder meetings for purposes of determining a quorum, but the trustee is not required to vote the shares on any matter. The voting trust agreement does not provide any criteria that the trustee must use in determining whether or not to vote on a matter. If the trustee votes the shares on any matter subject to a shareholder vote, including proposals involving the election of directors, changes of control and other significant corporate transactions, the shares will be voted in the same proportion as votes cast "for" or "against" those proposals by our other shareholders. As long as these shares continue to be held in the voting trust, if the trustee determines to vote the shares on a particular matter, the voting power of all other shareholders will be magnified by the operation of the voting trust. With respect to matters such as the election of directors, California law provides that the requisite shareholder vote is based on the shares actually voted. Accordingly, with respect to these matters, the voting trust will make it possible to control the "majority" vote of our shareholders with only    % of our outstanding common stock. In addition, with respect to other matters, including the approval of a merger or acquisition of us or substantially all of our assets, a majority or other specified percentage of our outstanding shares of common stock must be voted in favor of the matter in order for it to be adopted. If the trustee does not vote the shares subject to the voting trust on these matters, the effect of the non-vote would be equivalent to a vote "against" the matter, making it substantially more difficult to achieve shareholder approval of the matter. See "Description of Capital Stock—Voting Trust Agreement" for more information regarding the voting trust agreement.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

        The net proceeds from this offering may be used for working capital purposes and for other general corporate purposes, including to finance in-licensing or acquisition opportunities, the research and development of new products, sales and marketing activities and other capital expenditures. Although we may also use a portion of the net proceeds to in-license or acquire complementary products or to acquire or to enter into collaborations with complementary businesses, we have no current binding commitments or agreements to do so. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Future sales of our common stock may depress our stock price.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have            outstanding shares of common stock based on the number of shares outstanding as of December 31, 2007, after giving effect to the conversion of all of the shares of our preferred stock outstanding as of December 31, 2007 into shares of common stock in connection with this offering. This also includes the shares that we are selling in this offering, which may be resold in the public market immediately. Of the remaining shares,            shares are currently restricted as a result of securities laws or lock-up agreements but will be available for resale in the public market as described in the "Shares Eligible for Future Sale" section of this prospectus. As a result of the lock-up agreements between our underwriters and our security holders and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

  •
                   shares are eligible for sale under Rule 144 as of the date of this prospectus;

  •
                   shares will be eligible for sale under Rule 701 upon the expiration of the lock-up agreements, beginning as soon as 180 days after the date of this prospectus;

  •
                   shares will be eligible for sale under Rule 144 upon the expiration of the lock-up agreements, subject to volume limitations, manner of sale requirements and other restrictions, beginning as soon as 180 days after the date of this prospectus;

  •
                   shares will be eligible for sale under Rule 144 upon expiration of the lock-up agreements without volume limitations, manner of sale requirements or other restrictions, beginning as soon as 180 days after the date of this prospectus;

  •
                   shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning as soon as 180 days after the date of this prospectus; and

  •
                   shares will be eligible for sale upon exercise of outstanding warrants, upon the expiration of the lock-up agreements, beginning as soon as 180 days after the date of this prospectus.

        Moreover, after this offering, holders of approximately            shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. These rights will continue following this offering and will terminate on April 30, 2011, or for any particular holder with registration rights who holds less than 1% of our outstanding capital stock and less than 100,000 shares of our capital stock. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the "Underwriting" section of this prospectus.

Our executive officers and directors and their affiliates will exercise control over shareholder voting matters in a manner that may not be in the best interests of all of our shareholders.

        Immediately following this offering, our executive officers and directors and their affiliates will together control approximately            % of our outstanding common stock. As a result, these shareholders will collectively be able to significantly influence all matters requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions. The concentration of ownership may delay, prevent or deter a change in control of our company even when such a change may be in the best interests of some shareholders, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.

Anti-takeover provisions under our charter documents and California law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our shareholders to replace or remove our current management.

        Our amended and restated articles of incorporation and amended and restated bylaws, which are to become effective at the closing of this offering, will contain provisions that could delay or prevent a change of control of our company or changes in our Board of Directors that our shareholders might consider favorable. Some of these provisions will include:

  •
  a Board of Directors divided into three classes serving staggered three-year terms, such that not all members of the Board of Directors will be elected at one time;

  •
  a prohibition on shareholder action through written consent;

  •
  advance notice requirements for shareholder proposals and nominations;

  •
  a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by shareholder action, or to amend specific provisions of our articles of incorporation; and

  •
  the authority of the Board of Directors to issue preferred stock on terms determined by the Board of Directors without shareholder approval.

        In addition, we are governed by the provisions of the California Corporations Code, which could discourage a party from acquiring, or make it more difficult for a party to acquire, control of our company without approval of our Board of Directors. In particular, the provisions of Section 1203 of the California Corporations Code require us to provide a fairness opinion to our shareholders in connection with their consideration of any proposed "interested party" reorganization transaction. These and other provisions in our amended and restated articles of incorporation, amended and restated bylaws and California law could make it more difficult for shareholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by the then-current Board of Directors, including to delay or impede a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our Board of Directors could cause the market price of our common stock to decline.

We have never paid dividends on our capital stock, and because we do not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, of our common stock will be your sole source of gain on an investment in our stock.

        We have paid no cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Furthermore, our credit agreement restricts our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We may become involved in securities class action litigation that could divert management's attention and harm our business.

        The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management's attention and resources, which could adversely affect our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. These forward-looking statements are contained in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others:

  •
  our dependence on a highly-concentrated product line and a single market;

  •
  changes in the price of, or demand for, our leading pharmaceutical product, ENTOCORT® EC (budesonide) Capsules, or our leading diagnostic products;

  •
  the expiration of our exclusive right to promote Entocort EC;

  •
  the potential for a change in control event under our distribution agreement with AstraZeneca LP which may result in termination of our exclusive right to promote Entocort EC;

  •
  our ability to achieve expected sales of LOTRONEX® (alosetron hydrochloride) Tablets and maintain a reliable supply of the product;

  •
  our ability to successfully expand our business through increased strategic product or technology in-licensings or acquisitions or through development of proprietary diagnostic products;

  •
  our ability to obtain regulatory approval for the sale and commercialization of COLAL-PRED® (prednisolone metasulfobenzoate sodium);

  •
  the timing or likelihood of regulatory filings and approvals;

  •
  our ability to successfully commercialize Colal-Pred;

  •
  the risk of side effects of Lotronex or any other product candidates;

  •
  the competitive environment in which we operate;

  •
  the effect of government regulations and changes in laws and regulations governing the pharmaceutical and diagnostic industries;

  •
  our ability to continue to secure collaborators or partners;

  •
  competition from generic products for our branded non-promoted pharmaceutical products;

  •
  our reliance on third parties for the manufacture and supply of all of the pharmaceutical products we offer;

  •
  our ability to secure alternative manufacturers of our pharmaceutical products or active pharmaceutical ingredients in the event that our agreement with any single source manufacturer is terminated;

  •
  our ability to maintain coverage and reimbursement for any of our pharmaceutical or diagnostic products;

  •
  our reliance on a limited number of wholesale pharmaceutical distributors for a majority of our pharmaceutical sales;

  •
  our ability to protect the intellectual property covering our products and the outcome of existing litigation to enforce the intellectual property covering our products; and

  •
  the prospect of acquiring other pharmaceutical product candidates in clinical development.

        Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential," or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

        The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $                              million from the sale of the shares of common stock offered by us in this offering, or appropriately $                      million if the option to purchase additional shares is exercised in full, in each case based on an assumed initial public offering price of $                              per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Each $1.00 increase or decrease in the assumed public offering price of $                              per share would increase or decrease the net proceeds to us from this offering by approximately $                              million, or appropriately $                      million if the option to purchase additional shares is exercised in full, in each case assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

        The principal purposes for this offering are to create a public market for our common stock and to increase our ability to access the capital markets in the future. Although we believe that our available cash balances before the proceeds from this offering, marketable securities, anticipated cash flows from operations and proceeds from stock option exercises will be sufficient to satisfy our operating needs for the foreseeable future, we may elect to use the net proceeds of this offering for working capital purposes and other general corporate purposes, including to finance in-licensing and acquisition opportunities, the research and development of new products, sales and marketing activities, and capital expenditures. However, the use of net proceeds for such purposes is uncertain at this time, and the amounts and timing of our actual expenditures may vary significantly from our expectations depending on numerous factors, including our results of operations, financial condition and capital requirements. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending their use, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

        Although we may also use a portion of the net proceeds to in-license or acquire complementary products or to acquire or to enter into collaborations with complementary businesses, we have no current binding commitments or agreements to do so.

        [We will not receive any of the proceeds from the sale of shares by the selling shareholders.]

DIVIDEND POLICY

        We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our credit agreement restricts us from paying any cash dividends to our shareholders. Any future determination related to dividend policy will be made at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions and such other factors as our Board of Directors deems relevant.

CAPITALIZATION

        The following table presents a summary of our balance sheet as of December 31, 2007 on an actual and on a pro forma as adjusted basis assuming:

  •
  the conversion of all outstanding shares of our preferred stock into 35,415,856 shares of common stock;

  •
  the holders of our outstanding senior note warrants exercise but do not put their warrants or the related warrant shares to us and, therefore, upon completion of a qualified initial public offering, the fair value of such warrant shares of $41.4 million as of December 31, 2007 was reclassified from liabilities to shareholders' equity because of the termination of the senior note warrant redemption right; and

  •
  the issuance and sale by us of            shares of common stock in this offering and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $    per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

        The pro forma information below, which also gives effect to the filing of our amended and restated articles of incorporation, is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing, and the actual actions of the holders of the senior note warrants to put, exercise or hold their warrants. You should read this table together with the sections entitled "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2007
	Actual	Pro Forma as Adjusted(1)
		(Unaudited)
	(In thousands, except share amounts and par values)
Long-term debt(2)	$75,000	$75,000
Shareholders' Equity:
Preferred stock, $0.001 par value: 36,000,000 shares authorized, 35,415,856 convertible preferred shares issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma as adjusted	35	—
Common stock, $0.001 par value; 60,000,000 shares authorized, 6,042,491 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted	6
Additional paid-in capital	82,005
Accumulated earnings	22,924
Total shareholders' equity	104,970

Total capitalization	$179,970

(1)
Each $1.00 increase or decrease in the assumed public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease, respectively, the amount of cash, cash equivalents and marketable securities, additional paid-in capital and total shareholders' equity by approximately $             million, $            million and

  $            million, respectively, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

(2)
We have $25.0 million in revolving loans available to us under a credit agreement. No revolving loans were outstanding as of December 31, 2007.

        If we had assumed all the holders of the senior notes warrants put their warrants to us immediately prior to this offering and we repurchased such warrants for their fair value of $41.4 million at December 31, 2007, our pro forma capitalization would have been cash, cash equivalents and marketable securities of $    million, additional paid-in capital of $    million, total shareholders' equity of $    million and total capitalization of $    million.

        The number of shares of common stock shown in the table above to be outstanding after the offering is based on the number of shares of common and preferred stock outstanding as of December 31, 2007 and pro forma warrant shares. This number does not include:

  •
  8,292,814 shares of common stock reserved for future issuance upon the exercise of stock options outstanding under our 1997 and 2000 Equity Incentive Award Plans at a weighted average exercise price of $2.92 per share;

  •
  shares of common stock reserved for future issuance under our 2008 Equity Incentive Award Plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to herein as the Exchange Act;

  •
  shares of common stock reserved for future issuance under our 2008 Employee Stock Purchase Plan; and

  •
  439,371 shares of common stock reserved for future issuance upon the exercise of outstanding warrants at a weighted average exercise price of $1.75 per share.

        In January 2008, we issued 1,250,000 shares of our common stock to GlaxoSmithKline in connection with the acquisition of LOTRONEX® (alosetron hydrochloride) Tablets.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent the initial public offering price per share of our common stock exceeds the historical net tangible book value per share of our common stock. As of December 31, 2007, our historical net tangible book value was $87.4 million, or $2.11 per share of common stock, based on 6,042,491 shares of our common stock outstanding and the assumed conversion of all outstanding shares of our preferred stock into 35,415,856 shares of common stock. Our historical net tangible book value represents the amount of our total tangible assets reduced by the amount of our total liabilities.

        Our net tangible book value per share would increase by $0.73 per share on a pro forma basis assuming the holders of our outstanding senior note warrants exercise but do not put their warrants or the related warrant shares to us and, therefore, upon completion of a qualified initial public offering, the fair value of such warrant shares of $41.4 million as of December 31, 2007 was reclassified from liabilities to shareholders' equity because of the termination of the senior note warrant redemption right. This results in a pro forma net tangible book value of $2.84 per share as of December 31, 2007 before giving effect to this offering.

        After giving pro forma effect to our sale in this offering of shares of our common stock at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us, our pro forma, as adjusted, net tangible book value as of December 31, 2007 would have been $            million, or $            per share of our common stock. This represents an immediate increase of net tangible book value of $            per share to our existing shareholders and an immediate dilution of $            per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2007	$2.11
Pro forma increase per share attributable to reclassification of redemption liability for the senior note warrants to shareholders' equity	0.73

Pro forma net tangible book value as of December 31, 2007 before giving effect to this offering	2.84
Increase per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value per share, as adjusted to give effect to this offering

Dilution to investors in this offering		$

        Each $1.00 increase or decrease in the assumed public offering price of $            per share would increase or decrease our pro forma as adjusted, net tangible book value by approximately $            , our pro forma as adjusted net tangible book value per share by approximately $            per share and the dilution to investors in this offering by approximately $            per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

        However, if we assumed all the holders of the senior notes warrants put their warrants to us immediately prior to this offering and we repurchased such warrants for their fair value of $41.4 million at December 31, 2007, the pro forma net tangible book value per share as adjusted to give effect to this offering would have been $            per share resulting in $            per share dilution to the investors in this offering.

        If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted, net tangible book value per share after giving effect to this offering would be $            per share, and the dilution to investors in this offering would be $            per share assuming the senior note warrants are not put to us before this offering or $            and $            per share, respectively, assuming the senior note warrants are repurchased by us prior to this offering.

        The following table summarizes, as of December 31, 2007, on a pro forma as adjusted basis assuming the senior note warrants are exercised but not put to us before this offering, the differences between the number of shares of common stock purchased from us, the total effective cash consideration paid to us, and the average price per share paid by our existing shareholders and by our new investors purchasing stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The following table is illustrative only and the total consideration paid and the average price per share are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. [The following table does not reflect the impact of the sale of shares by the selling shareholders.]

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(In thousands)
Existing shareholders before this offering(1)	45,404%		$75,187%		$1.66
New Investors participating in this offering(2)

Total		100.0%		$100.0%

(1)
Assumes the holders our outstanding senior note warrants have exercised such warrants. If such warrants were not exercised, the average price per share purchased prior to this offering and after the offering would have been $1.87 per share and $            per share, respectively, and our existing shareholders, including the holders of the senior note warrants, would own        % and our new investors in this offering would own        % of the total number of shares of our common stock outstanding after this offering.

(2)
Excludes            shares to be sold by the selling shareholders to the new investors in this offering and for which we will not receive any proceeds.

        [Taking into account the sales by the selling shareholders of                        shares, the number of shares held by existing shareholders, upon completion of this offering, will be                        , or approximately      % of the total shares of common stock outstanding, and the number of shares held by new investors participating in this offering, upon completion of this offering, will be      , or approximately      % of the total shares of common stock outstanding.]

        Each $1.00 increase or decrease in the assumed public offering price of $            per share would increase or decrease total gross consideration paid by new investors, total gross consideration paid by all shareholders and the average price per share paid by all shareholders by $            million, $            million and $            per share, respectively, assuming the number of shares offered by us, as set forth on the cover of this prospectus exclusive of the additional shares subject to the underwriters' option to purchase, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

        If the underwriters exercise their option to purchase additional shares in full, our existing shareholders would own        % and our new investors would own        % of the total number of shares of our common stock outstanding after this offering.

        The discussions and tables above assume no exercise of the outstanding options or warrants with exercise prices that are below the assumed initial public offering price except where noted above with respect to the senior note warrants. To the extent any of these options or warrants are exercised, there will be further dilution to investors in the offering.

SELECTED FINANCIAL DATA

        The following table summarizes certain of our selected consolidated financial data. The selected consolidated financial data as of and for each of the five years ended December 31, 2007 is derived from our audited financial statements. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands except per share amounts)
Consolidated Statement of Operations:
Net sales:
Pharmaceutical products(1)	$30,537	$38,874	$83,965	$119,150	$143,655
Diagnostic testing services(2)	39,051	50,727	54,978	68,261	77,285

Total net sales	69,588	89,601	138,943	187,411	220,940

Operating expenses:
Cost of sales (excludes amortization of acquired product rights)	12,326	18,876	43,555	66,688	87,306
Selling, general and administrative	32,674	35,421	49,216	57,075	60,985
Research and development	8,044	5,275	3,712	4,622	13,024
Amortization of acquired product rights	5,432	4,335	3,255	3,255	3,255
Write-down in carrying value of product rights and termination of license agreement(3)	—	51,935	—	—	—

Total operating expenses	58,476	115,842	99,738	131,640	164,570

Income (loss) from operations	11,112	(26,241)	39,205	55,771	56,370
Interest income	276	428	1,072	2,514	4,316
Interest expense—warrants(4)	—	—	25	(2,015)	(31,085)
Interest expense—other(5)	(9,540)	(9,958)	(5,850)	(1,993)	(3,120)
Other income, net	136	63	50	236	130

Income (loss) before income taxes	1,984	(35,708)	34,502	54,513	26,611
Provision (benefit) for income taxes	(1,969)	29	(2,055)	22,274	22,293

Income (loss) before cumulative effect of a change in accounting principle	3,953	(35,737)	36,557	32,239	4,318
Cumulative effect of a change in accounting principle(6)	—	—	(7,613)	—	—

Net income (loss)	3,953	(35,737)	28,944	32,239	4,318
(Accretion to) reversal of redemption value of redeemable convertible preferred stock	(5,458)	(5,458)	(5,458)	(5,161)	35,176

Net income (loss) attributable to common shareholders	$(1,505)	$(41,195)	$23,486	$27,078	$39,494

Net income (loss) per common share(7)
Basic	$—	$(3.87)	$0.14	$0.37	$—
Diluted	$—	$(3.87)	$0.12	$0.33	$—
Shares used to compute net income (loss) per common share(7)
Basic	9,236	9,243	9,348	9,692	10,004
Diluted	9,236	9,243	11,626	10,676	10,004
Pro forma net income per common share (unaudited)(7):
Basic	$0.09	$(0.80)	$0.82	$0.76	$0.78
Diluted	$0.08	$(0.80)	$0.78	$0.74	$0.72
Shares used to compute pro forma net income (loss) per common share (unaudited)(7):
Basic	44,652	44,659	44,764	45,108	45,420
Diluted	47,045	44,659	47,041	46,092	49,017

	As of December 31,
	2003	2004	2005	2006	2007
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$32,110	$34,906	$44,270	$78,291	$81,915
Working capital(8)	44,136	47,125	50,023	72,751	51,186
Total assets	148,060	97,995	130,570	167,331	261,025
Total long-term debt, less current portion	57,686	44,008	24,700	22,700	71,250
Redeemable preferred stock(9)	86,327	91,786	97,244	102,405	—
Total shareholders' equity (deficit)(9)	(12,210)	(53,307)	(34,648)	(6,987)	104,970

(1)
We entered into an exclusive agreement with AstraZeneca LP for the marketing, sale and distribution of ENTOCORT® EC (budesonide) Capsules in the United States beginning January 1, 2005. Entocort EC sales are included in our operations since that date. In November 2007, we began selling LOTRONEX® (alosetron hydrochloride) Tablets in the United States under a distribution agreement with GlaxoSmithKline. We also launched a generic mercaptopurine product through a third-party distributor in February 2004. See Notes 1 and 2 to our consolidated financial statements included elsewhere in this prospectus.

(2)
The year ended December 31, 2006 includes a $3.6 million increase in net sales as a result of a change in estimate. See Note 1 to the consolidated financial statements included elsewhere in this prospectus.

(3)
In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we determined that an impairment in the carrying value of certain pharmaceutical product rights had occurred during 2004 and, as a result, wrote down the carrying value of these assets by approximately $47.0 million. Also in 2004, we terminated an exclusive license agreement and recorded a charge of $5.0 million to write-off the balance of our investment in the licensing agreement.

(4)
Reflects the accretion of the redeemable warrants to their estimated fair value. See Note 10 to our consolidated financial statements included elsewhere in this prospectus.

(5)
Interest expense includes a prepayment penalty and the accelerated amortization of debt discount of $1.2 million and $1.0 million for the early repayment of debt in the years ended December 31, 2004 and 2005, respectively.

(6)
On the adoption of Financial Accounting Standard Board Staff Position No. 150-5, we reclassified the fair value of our redeemable warrants as of July 1, 2005 as determined by our Board of Directors from shareholders' equity to liabilities and the change in the fair value of the warrants since the date of issuance to June 30, 2005 was reported as a cumulative effect of a change in accounting principle in the statement of income. See Note 1 to our consolidated financial statements included elsewhere in this prospectus. Pro forma net income (loss) (in thousands) assuming this change in accounting principle was applied retroactively would have been $4.0 million, $(37.9) million and $36.3 million for 2003, 2004 and 2005, respectively.

(7)
See Note 1 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the earnings and shares used in computing earnings per share. The pro forma basic and diluted net income (loss) per common share assumes the completion of this offering at the beginning of the period presented. Both pro forma basic and diluted net income (loss) per share have been computed to give effect to the conversion of all of our preferred stock into common stock and the termination of the put option on our redeemable warrants.

(8)
Working capital is calculated by subtracting total current liabilities from total current assets.

(9)
Prior to April 10, 2007, the holders of each series of the Series C, Series D and Series E Preferred Stock could have also elected to have their shares redeemed by us for the applicable liquidation value. However, the holders of the Series C, Series D and Series E Preferred Stock did not exercise the redemption right during the election period which ended on April 10, 2007 and, as a result, there are no further redemption rights with respect to the Series C, Series D and Series E Preferred Stock. Accordingly, the Series C, Series D and Series E Preferred Stock were reclassified to shareholders' equity as of that date.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a specialty pharmaceutical company committed to developing and commercializing novel pharmaceutical and diagnostic products to help physicians individualize patient care. We sell both pharmaceutical products and complementary diagnostic testing services. To date, our products and services have focused on the detection, diagnosis and treatment of gastrointestinal diseases and disorders in the United States. We have experienced significant sales growth in both our pharmaceutical products and diagnostic testing services segments in 2005, 2006 and 2007 through the addition of new or improved products and services and through the growth of existing products and services. We expanded our sales force and began selling ENTOCORT® EC (budesonide) Capsules in 2005 under a distribution agreement with AstraZeneca LP, significantly increasing our sales and selling, general and administrative costs to support the product. We also began selling LOTRONEX® (alosetron hydrochloride) Tablets in the United States in November 2007 under a distribution agreement with GlaxoSmithKline. Prior to 2005, our sales force principally promoted our diagnostic testing services.

        Growth in our pharmaceuticals segment reflects the addition of Entocort EC in January 2005. Sales of Entocort EC have grown significantly since that date. Our other pharmaceutical products principally consist of branded products that we do not promote as they no longer have any patent protection. Consistent with our expectations, sales of these products have and are expected to continue to decline as market share is lost to generics and competitive products. We also launched a generic pharmaceutical product, mercaptopurine, in February 2004 through a third-party distributor. As with other generic products, sales of mercaptopurine have declined each year since its introduction as additional generics have entered the market.

        Since 2005, growth in our diagnostics segment has been principally driven by product improvements and the growth of our existing products. Our fastest growing testing services over the last three calendar years have been for inflammatory bowel disease, or IBD, and celiac disease. We introduced improvements to our testing services for both IBD and celiac disease in 2006.

        In January 2008, we acquired exclusive rights to Lotronex in the United States from GlaxoSmithKline. Lotronex is a pharmaceutical product for the treatment of severe diarrhea-predominant irritable bowel syndrome, or IBS, in female patients who meet the conditions stated in the label. We sold Lotronex under an exclusive distribution agreement from November 1, 2007 until the acquisition was completed. As a result of the acquisition and the anticipated launch of a diagnostic test we are developing to help physicians diagnose IBS we have expanded our sales force by approximately 50% and will incur significantly higher costs for marketing and other supporting costs.

        In November 2007, we entered into an exclusive license agreement with a subsidiary of Alizyme plc to develop and commercialize COLAL-PRED® (prednisolone metasulfobenzoate sodium) in North America. Colal-Pred is based on a drug delivery technology designed to release an anti-inflammatory steroid in the colon to provide the efficacy of steroids while limiting their undesirable systemic side effects. Alizyme is currently conducting Phase 3 clinical trials with Colal-Pred in Europe for treatment of patients with ulcerative colitis. Colal-Pred has not been approved by the U.S Food and Drug Administration, or FDA, and we will not be able to commercialize Colal-Pred in the United States until we receive approval from the FDA. We plan to begin a Phase 2 clinical trial to evaluate Colal-Pred for the treatment of patients with ulcerative colitis in the first half of 2008. We submitted an Investigational New Drug Application, or IND, to the FDA in February 2008 for the commencement of the Phase 2 clinical trial. We expect to incur substantial and increased costs over the next several years in conjunction with the clinical development of Colal-Pred.

Critical Accounting Policies, Estimates and Assumptions

        The preparation and presentation of financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires us to establish policies and to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Accounting assumptions and estimates are inherently uncertain and actual results may differ materially from our estimates. Our significant accounting policies are more fully described in Note 1 to the consolidated financial statements included elsewhere in this prospectus.

  Revenue Recognition—Pharmaceutical Products

        Revenues from pharmaceutical product sales are generally recognized upon delivery and passage of title to customers and are presented net of amounts estimated for cash discounts, returns, rebates, wholesaler chargebacks and other allowances. These reductions are estimated based on contractual requirements, historical experience, trends in physicians' prescribing patterns, and analysis of the estimated inventory levels in the distribution channel and product lot expiration dates.

        We utilize wholesalers as the principal means of distributing our products to healthcare providers such as hospitals and pharmacies. We monitor sales and estimate the inventory levels held by the wholesalers using data obtained from wholesalers who currently make up over 75% of our pharmaceutical product sales. We have inventory management agreements with two of our largest wholesalers which provide us with data on inventory levels and demand. In addition, these wholesalers have agreed to manage their inventory levels within certain limits based on demand. We regularly review the inventory data as compared to prescription trends, lot expirations and expected market changes in estimating allowances for returns, rebates and wholesaler chargebacks. We believe wholesaler inventory levels are being maintained at reasonable levels given demand.

        Accruals for sales allowances are recorded in the same period that the related sales are recognized as a reduction to product sales. Pharmaceutical product sales are net of the following sales allowances in 2005, 2006 and 2007:

	2005	2006	2007
	(In thousands)
Sales returns	$3,548	$3,514	$4,205
Medicaid rebates	3,942	3,120	2,186
Wholesaler chargebacks	4,560	4,388	5,625
Discounts and other allowances	2,546	4,006	4,619

Total sales allowances	$14,596	$15,028	$16,635

% of gross sales	15%	11%	10%

Pharmaceutical sales allowances have increased from $14.6 million in 2005 to $16.6 million in 2007 primarily reflecting the addition of and substantial growth in sales of Entocort EC in 2005, 2006 and 2007. Relative to sales, Entocort EC has a proportionately lower level of returns due to its high volume and turnover, and of wholesaler chargebacks reflecting smaller discounts and fewer purchasing agreements, as compared to our other pharmaceutical products.

        The following table provides a summary of activity with respect to our pharmaceutical allowances:

	Sales Returns	Managed Care, Medicare and Medicaid Rebates	Wholesaler Chargebacks	Discounts and Other Allowances
	(in thousands)
Balance December 31, 2004	$1,705	$1,206	$1,959	$769
Current Provision(1)	3,898	3,942	5,010	2,546
Credits Issued(2)	(1,872)	(2,424)	(4,973)	(2,397)
Changes in Prior Year Estimate(3)	(350)	—	(450)	—

Balance December 31, 2005	3,381	2,724	1,546	918
Current Provision(1)	3,514	3,220	4,488	4,006
Credits Issued(2)	(1,215)	(3,587)	(4,420)	(4,066)
Changes in Prior Year Estimate(3)	—	(100)	(100)	—

Balance December 31, 2006	5,680	2,257	1,514	858
Current Provision(1)	4,205	2,296	5,625	4,619
Credits Issued(2)	(2,697)	(3,184)	(5,777)	(5,012)
Changes in Prior Year Estimate(3)	—	(110)	—	—

Balance December 31, 2007	$7,188	$1,259	$1,362	$465

(1)
Represents increases in the allowances for sales returns, managed care, Medicare and Medicaid rebates, wholesaler chargebacks, discounts and other allowances related to sales in the applicable year.

(2)
Credits are reported in the year that they are issued. In general, sales returns are received in years subsequent to the year of sale while credits for the other allowances relate to sales in both the current year and the immediately preceding year.

(3)
Changes in estimate represent adjustments to allowances related to prior years' sales.

  Sales Returns

        Our wholesale and retail customers can return our pharmaceutical products for up to 12 months following the date of expiration. We base our sales returns allowance on our actual returns history, known or expected market events, trend experience, lot expiration dates and estimated inventory levels in the distribution channel. We also consider product demand and the impact of product price increases. In addition, we consider external factors such as competitive pricing pressure, known or expected introductions of new products or possible generic encroachment that may impact our estimates for sales returns. We monitor this activity and re-evaluate returns allowance rates on a periodic basis.

        Accrued sales returns were $3.4 million, $5.7 million and $7.2 million as of December 31, 2005, 2006 and 2007, respectively. The increase in accrued sales returns from 2005 to 2007 principally reflects the addition of Entocort EC in 2005 and increased sales. Returns as a percentage of sales have decreased from 3.6% in 2005 to 2.6% in 2007, due primarily to the addition of Entocort EC in 2005. As Entocort EC sales are growing, product turns over more rapidly reducing the overall returns rate. Products with declining sales generally experience higher returns rates as a percent of sales. As reflected in the table above, we have not experienced significant changes in estimates related to returns over the past three years.

  Medicaid Rebates

        Medicaid rebates are amounts we are required to rebate to the extent we participate in certain federal and state Medicaid programs. These allowances are recorded based on historical trends, projected changes in pricing and our level of participation in such programs, as well as any expected changes in product sales into such programs. We monitor our rebate activity and reserve rates on a periodic basis.

        Accrued Medicaid rebate allowances were $2.7 million, $2.3 million and $1.3 million as of December 31, 2005, 2006 and 2007, respectively. In 2006 and 2007, Medicaid rebates as a percentage of sales decreased significantly as compared to 2005 due to the impact of new Medicare legislation, which became effective January 1, 2006. As a result of the new legislation, certain patients who had been eligible for Medicaid coverage in the prior years are now covered under Medicare.

  Chargebacks

        Wholesaler chargebacks are generated from contractual agreements that we have entered into to sell our pharmaceutical products to customers at the prices specified in such agreements. These customers purchase our products through wholesalers at the contracted prices. The wholesaler then charges us for the incremental difference between the wholesaler's selling price and the contracted price at which the product was sold. These chargebacks are processed by the wholesaler, reported to us and netted against amounts due to us from the wholesalers. We base our allowance for chargebacks on historical rates, adjusting for the addition of new or for terminated contracts, and changes in buying patterns or pricing. Most of our contracts are for discounts off list price and therefore move in a manner consistent with price increases. We monitor chargeback activity and re-evaluate reserve rates on a periodic basis.

        Accrued chargebacks were $1.5 million, $1.5 million and $1.4 million as of December 31, 2005, 2006 and 2007, respectively. The nominal decline in accrued chargebacks from 2005 to 2007 is primarily due to improved managed care contract pricing in 2006 and 2007, offset by an increase in sales over the period.

  Discounts and Other Allowances

        We record an allowance for prompt payment discounts and other allowances, if any, based on payment and other contractual terms extended to customers. Prompt pay discounts move in tandem with sales.

  Revenue Recognition—Diagnostic Testing Services

        Revenues from diagnostic testing services are recognized once the services have been performed and the results have been reported to the customer. For diagnostic testing services, we typically invoice laboratories or hospitals with which we have a direct bill agreement, or commercial and governmental insurance providers on behalf of patients, as the primary payors of amounts due for the services we perform. We recognize sales to our direct bill accounts based on their negotiated fee schedule, while sales billed to commercial and governmental insurance providers are invoiced at list price. We provide for estimated contractual allowances as a reduction in gross revenues at the time of sale based upon contracts, past payment experience and consideration of other payor-specific factors such as test-specific coverage policies. Contractual allowances as a percentage of gross diagnostic revenues were approximately 9%, 8% and 6% (exclusive of a change in estimate related to prior years) for 2005, 2006 and 2007, respectively. Contractual allowances as a percentage of gross diagnostic revenues has decreased as direct bill arrangements with laboratories and hospitals have increased, as discussed below. In addition, improvements in the billing and collections processes, including increased billing frequency and claims appeal follow-up, have contributed to improved collections from commercial payors.

        We invoice patients for amounts uncollected from third parties, when allowed by law and not restricted by contract, and for those amounts directly owed by patients. A bad debts allowance is also recorded at the time of sale for estimated losses on amounts estimated to be ultimately due from patients. The collection of receivables due from patients is subject to credit risk and the ability of the patients to pay. Charges for bad debts are charged to general and administrative expense. Bad debts as a percentage of gross diagnostic revenues were approximately 6%, 5% and 3% in 2005, 2006 and 2007, respectively. The decrease in bad debts allowance as a percentage of gross diagnostic revenues is attributable to a decrease in balances transferred from commercial payors to patients, improved payor collections as discussed above, and improvements in the billing process including increased billing frequency and dispute resolution.

        We estimate contractual and bad debt allowances based on a number of factors, including our collection history and trends, payor reimbursement levels, and market events. We review our estimates at least quarterly and regularly meet with our billing and trade groups to identify collection issues and contract changes or new pricing agreements which may impact our receivables and allowances. In addition, over the past several years, we have increased the number of "direct bill" accounts. These accounts include hospitals and other commercial laboratories which are billed based on a negotiated fee schedule. Our direct bill accounts pay us directly and then bill and collect from insurance companies and other payors without recourse to us, reducing our exposure to contractual allowances and collection risks.

        The majority of direct billings are paid within contractual terms. Any accounts past due will be contacted by collections personnel as needed to resolve any issues. Amounts billed to, but not paid by, commercial insurance providers are billed to patients; however, unpaid insurance claims might not be transferred to patients for several months depending on the reasons for the denial of the claims and the timing of the appeals process, if any. Other receivables due from insurance providers are written-off as uncollectible against the allowance for doubtful accounts after reasonable collection efforts have been exhausted. Patients are invoiced on a monthly basis until collected. Patient accounts that are significantly past due are written-off and transferred to a third-party collection agency, generally no sooner than six months from the date of service. At the end of each calendar year, any remaining diagnostic accounts receivable with a date of service of over 24 months prior to such year end are written-off unless subject to current collection activities.

        The following table sets forth our accounts receivable balances outstanding by aging category for each major payor source as of December 31, 2007:

	Days Outstanding
	<60	61-120	>120	Total
	(In thousands)
Direct bill	$7,898	$1,438	$833	$10,169
Commercial payors	2,560	484	207	3,251
Patient	1,634	1,110	1,727	4,471
Medicare/Medicaid and other	218	—	221	439

Total accounts receivable	$12,310	$3,032	$2,988	18,330

Less: Allowances for doubtful accounts				(1,984)

Accounts receivable, net				$16,346

        The following table sets forth our accounts receivable balances outstanding by aging category for each major payor source as of December 31, 2006:

	Days Outstanding
	<60	61-120	>120	Total
		(In thousands)
Direct bill	$8,055	$1,862	$314	$10,231
Commercial payors	2,891	778	72	3,741
Patient	2,594	1,266	2,701	6,561
Medicare/Medicaid and other	171	10	143	324

Total accounts receivable	$13,711	$3,916	$3,230	20,857

Less: Allowances for doubtful accounts				(4,394)

Accounts receivable, net				$16,463

        Our day's sales outstanding, which is computed on net accounts receivable, decreased from 88 days at December 31, 2006 to 75 days at December 31, 2007. The decrease is primarily due to improvements made in our collection processes and an increase in collections personnel, both of which have improved the timeliness and increased the frequency of our collection activities. The allowance for doubtful accounts as a percentage of accounts receivable related to our diagnostic testing services decreased from 21% as of December 31, 2006 to 11% as of December 31, 2007. This decrease was principally due to the timing of write-offs of amounts due from patients against our allowance for doubtful accounts and the collection efforts discussed above.

  Change in Accounting Estimate

        In 2006, we recognized a reduction in contractual allowances resulting in an increase in the recognition of net sales of diagnostic testing services and in net income of approximately $3.6 million and $2.2 million, respectively. The $3.6 million reduction in contractual allowances was related to the years ended December 31, 2003, 2004 and 2005 in the amounts of $1.5 million, $1.2 million and $0.9 million, respectively, or 3.6%, 2.0% and 1.5% of the respective year's gross diagnostic sales. The change in contractual allowances reflects improvements in the collections process and collections from third-party commercial payors, including payments received from a certain payor that had previously disputed prior payments and had issued a coverage policy stating it would not provide payment for certain of our diagnostic testing services. This change in accounting estimate was recorded as a cumulative adjustment in the period of change in accordance with Accounting Principles Board Opinion No. 20, Accounting Changes, and Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. If we were to experience a change in estimate of between 1.5% and 3.6% based on the gross diagnostic sales for the year ended December 31, 2007, it would result in a change to our net diagnostic revenues and to our net diagnostic receivables of $1.2 million to $3.0 million for the period.

  Intangibles and Long-Lived Assets

        Intangibles and long-lived assets, including fixed assets, are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment charge, measured as the amount by which the carrying value exceeds the fair value of the asset. We estimate fair value by discounting the projected cash flows expected to be generated by the applicable asset over their remaining useful life.

        We believe the fair values as of December 31, 2007, and the useful lives, of our intangible and long-lived assets are appropriate based upon the current and future cash flows expected from such assets and our estimates and assumptions used in projecting such cash flows to be reasonable given available facts and circumstances.

  Stock-Based Compensation

        Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (Revised), Share Based Payment, or SFAS No. 123R, which requires the measurement and recognition of compensation expense for all share-based payments made to employees and directors. Under SFAS No. 123R, the fair value of share-based awards is estimated at the grant date using an option-pricing model, and the portion that is ultimately expected to vest is recognized as compensation expense over the requisite service period. We adopted SFAS No. 123R using the prospective method. Under the prospective method periods prior to adoption of SFAS No. 123R are not restated.

        Prior to the adoption of SFAS No. 123R, we accounted for share-based awards using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation, or SFAS No. 123. Under the intrinsic value method, no share-based compensation was recognized for employees or directors if the exercise price of the award was equal to or above the fair market value of the underlying stock on the date of grant. In accordance with SFAS No. 123R, we will continue to account for non-vested employee awards outstanding at the date of adoption using the intrinsic method described in APB 25.

        We did not make and have not made any significant changes to our stock-based compensation programs or the securities granted under such programs in anticipation of, or in consideration of, the adoption of SFAS No. 123R. We recognized stock-based compensation expense of approximately $0.2 million and $2.1 million pursuant to SFAS No. 123R for the years ended December 31, 2006 and 2007, respectively. Due to the prospective method of adoption, such stock-based compensation expense will increase over the average vesting period of our stock awards even assuming similar levels of stock grants and fair values in future years. Stock-based compensation may also fluctuate significantly based on changes in fair market value due to changes in stock prices, volatility, exercise patterns and the other factors as discussed below used to value stock-based compensation.

        The process of estimating the fair value of share-based compensation awards and recognizing share-based compensation expense over the related requisite service period involves significant estimates and assumptions. We estimate the fair value of share-based awards on the date of grant using a Black-Scholes option-pricing model, which requires management to make certain assumptions including (1) the expected volatility in the market price of our common stock; (2) a risk-free rate of interest; (3) an estimated dividend yield; (4) the period of time employees are expected to hold the award prior to exercise; (5) a rate of forfeiture, including option expiration and cancellations, that will occur prior to or during the vesting term; and (6) the fair value of the underlying common stock.

        To estimate the expected volatility under the Black-Scholes option pricing model, we utilized the disclosed stock price volatility of industry peers of a similar size whose shares are publicly-traded, due to our lack of a trading history. The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of our share-based grants. There is no assumed dividend yield as we do not expect to pay dividends for the foreseeable future. We estimated the expected term of the options using the "simplified" method allowed under SEC Staff

Accounting Bulletin No. 107, Share-Based Payment, or SAB 107. Under this method, the expected term is calculated as the average of the time-to-vesting and the contractual life of the option. SFAS No. 123R also requires us to estimate the expected impact of forfeited awards and to recognize stock-based compensation expense only for those awards expected to vest. We used historical experience to estimate our projected rate of forfeitures. If actual forfeiture rates are materially different from our estimates, stock-based compensation expense could be significantly different from what we have recorded. We periodically review actual forfeiture rates and revise our estimates as considered necessary. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate will be recognized as compensation expense in the period of the revision.

        The following table summarizes by grant date the number of shares of common stock subject to options granted in 2006 and 2007, the associated per share exercise price and the per share estimated fair value of the common stock. The exercise prices were set by our Board of Directors at prices believed to equal or exceed the fair value of our common stock at each of the grant dates. The estimated per share fair values are based on the contemporaneous valuations as described below.

Grant Date	Number of Options Granted	Per Share Exercise Price	Estimated Per Share Fair Value
March 8, 2006	187,500	$2.75	$1.38
June 8, 2006	601,715	$2.75	$1.38
July 3, 2006	125,000	$2.75	$1.38
November 15, 2006	498,700	$2.75	$2.50
December 8, 2006	25,000	$3.00	$2.50
March 8, 2007	92,200	$3.87	$3.87
June 14, 2007	490,040	$5.23	$5.23
July 1, 2007	125,000	$5.23	$5.23
July 17, 2007	700,000	$5.23	$5.23
September 13, 2007	90,200	$7.80	$7.80
November 8, 2007	151,100	$10.34	$10.34

        From January 2004 through December 2006, stock option exercise prices ranging from $2.25 per share to $3.00 per share as set by our Board of Directors exceeded the estimated fair value of our common stock. As shown in the table above, beginning in March 2007, our Board of Directors set stock option exercise prices at estimated fair value. Prior to 2006, fair values were determined on market multiples of historical and projected revenues and earnings prepared by management and the other qualitative and quantitative factors set forth below. Beginning in March 2006, our Board of Directors also considered contemporaneous valuations provided by management in determining the fair value of our common stock. Such valuations were prepared in March and October 2006 and January, May, August and November 2007, and valued the common stock at $1.38, $2.50, $3.87, $5.23, $7.80 and $10.34 per share, respectively.

        The contemporaneous valuations were prepared consistent with the American Institute of Certified Public Accountants Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation," or the Practice Aid. We used both market approaches, which compare our company to similar publicly-traded companies or transactions, and an income approach, which looks at projected future cash flows, to value our company from among the alternatives discussed in the Practice Aid. In addition, as we have several series of preferred stock outstanding, it was also necessary to allocate our company's value to the various classes of stock, including warrants and stock options. As provided in the Practice Aid, there are several approaches for allocating enterprise value of a privately-held company among the securities held in a complex capital structure. The possible methodologies include the probability-weighted expected return method, the option-pricing method and the current value method. The current value method is more applicable to an early stage company and was therefore not used.

        The option-pricing method was used for the stock valuations for October 2006, January 2007 and May 2007 and is considered appropriate when the range of possible future outcomes is difficult to predict. Under the option-pricing method, our company's value is allocated first to the preferred stock by determining a series of call options with exercise prices based on the liquidation preferences and the conversion rights for each series preferred stock, with the balance of the value allocated to the common stock. The common stock valuations for August and November 2007 used the probability-weighted expected return method. Under the probability-weighted expected return method, shares are valued based upon the probability-weighted present value of expected future returns, considering various future outcomes available to the company, as well as the rights of each share class. The valuations also reflect a marketability discount ranging from 10% to 14% for the differences in market value of a publicly-traded stock versus privately-held stock, which has additional risk related to a lack of liquidity. The market discounts were calculated using a Black-Scholes option pricing model.

        The option-pricing method was believed to be the most appropriate allocation method from March 2006 until August 2007 considering the participating rights and preferences of the preferred stock, and considering that the preferred shareholders hold a controlling voting interest in our company. As a result of the participation rights and preferences, the preferred shareholders will receive substantially more of our company's value in the event of the dissolution or liquidation of our company, such as in a buy-out or sale of our company, or on the payment of the dividends. For example, on a buy-out or sale of our company, the preferred shareholders were entitled to receive an average liquidation preferences of $2.96, $2.99 and $3.05 per share in October 2006, January 2007 and May 2007, respectively, before then participating equally with the common shareholders in the remaining value of our company. Further, across this period and at the direction of the Board of Directors (which includes three directors representing a majority of our preferred shareholders), we were evaluating several liquidity alternatives that would have resulted in significant preference payments to the preferred shareholders. However, during this period we agreed not to pursue an initial public offering until another substantial pharmaceutical product could be acquired, which did not occur until October 2007.

        We began using the probability-weighted expected return method in August 2007, when the Board of Directors and management determined it was probable that an acquisition of a substantial pharmaceutical product would be completed before the end of 2007 and, therefore, an initial public offering or sale of our company was substantially more likely to be pursued and completed in 2008. Under the probability-weighted expected return method, the common shares were valued by weighting the estimated enterprise values of likely future outcomes, including an initial public offering or the sale of our company.

        The table below summarizes discounted per share value of our company (assuming conversion of the preferred stock to common and the exercise of vested, in the money warrants and options), the discounted average per share value allocated to our preferred stock, the discounted per share value allocated to our common stock and the marketability discount applied at each valuation date from October 2006 to November 2007.

Valuation Date	As Converted Stock Value(1)	Average Preferred Stock Value	Estimated Fair Value of Common Stock	Marketability Discount
Option Pricing Method:
October 2006	$4.53	$5.23	$2.50	14%
January 2007	$5.72	$6.50	$3.87	14%
May 2007	$7.09	$7.88	$5.23	10%
Probability-Weighted Expected Return Method:
August 2007	$7.80	$7.80	$7.80	11%
November 2007	$10.34	$10.34	$10.34	13%

(1)
Represents the estimated enterprise values divided by the total common shares outstanding, assuming conversion of the preferred stock to common shares and the exercise of vested, in-the-money warrants and options.

        The increases in estimated fair value from March 2006 through November 2007 primarily reflect increasing historical and projected sales and earnings, a reduction in the expected time to liquidity and the termination of the preferred shareholder redemption rights in April 2007. In addition, from May to November 2007, the valuations reflect progress in developing a new diagnostic test expected to be launched in mid-2008. Based on progress in developing and acquiring products, the August and November 2007 valuations considered an initial public offering as the most probable route to liquidity for investors and, accordingly, such valuations did not give effect to any preferred stock preferences and assumed the conversion of the preferred stock to common stock. The November 2007 valuation also reflected the expected effect of an agreement signed in October 2007 to acquire exclusive rights to Lotronex, a marketed drug for the treatment of female patients with severe diarrhea-predominant IBS who meet the conditions stated in the label, in the United States.

        The other quantitative and qualitative factors considered by our Board of Directors in determining the fair value of our common stock have included:

  •
  the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock (including Series C, Series D and Series E redemption rights, preferences held by the preferred stock with respect to dividend payments, and preference payments and participation of the preferred stock with the common stock on a voluntary or involuntary dissolution, liquidation or winding up of the affairs of our company, including a sale of our company, which factors were particularly significant until such time as our Board of Directors approved proceeding with an initial public offering concurrent with our entering into the agreements to distribute and acquire Lotronex);

  •
  our current and projected operating and financial performance which was impacted by increasing sales from Entocort EC in 2005, 2006 and 2007, and from expected sales from Lotronex beginning in November 2007 and the anticipated launch of a diagnostic test for IBS;

  •
  the status of new product development or acquisitions;

  •
  general financial market conditions and the market prices of similar publicly-held specialty pharmaceutical and diagnostic companies;

  •
  the fact that the option grants involved illiquid securities in a private company; and

  •
  the likelihood of achieving a liquidity event, such as an initial public offering or the sale of our company, given our performance, the need for additional capital or liquidity for investors and prevailing market conditions.

        There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance, the time to completing an initial public offering or other liquidity event, and the timing of and probability of launching additional products as well as determinations of the appropriate valuation methods. If we had made different assumptions, our deferred stock-based compensation amount, our stock-based compensation expense, net income and net income per share could have been significantly different.

        We have also granted performance-based stock options with terms that allow the recipients to vest in a specific number of shares based upon the achievement of performance goals as specified in the awards. Share-based compensation expense associated with these performance-based stock options is recognized using management's best estimates of the time to vesting for the achievement of the performance milestones. If the actual achievement of the performance milestones varies from our estimates, share-based compensation expense could be materially different than what is recorded in the period. The cumulative effect on current and prior periods of a change in the estimated time to vesting for performance-based stock options will be recognized as compensation cost in the period of the revision, and recorded as a change in estimate.

        While the assumptions used to calculate and account for share-based compensation awards represents management's best estimates, these estimates involve inherent uncertainties and the application of management's judgment. As a result, if revisions are made to our underlying assumptions and estimates, our share-based compensation expense could vary significantly from period to period.

        The total estimated compensation cost related to non-vested awards not yet recognized in accordance with SFAS No. 123R was $1.8 million and $5.1 million as of December 31, 2006 and 2007, respectively. The weighted-average period over which this expense in expected to be recognized is approximately 2.1 years. See Notes 1 and 10 to the consolidated financial statements located in this prospectus for further discussion of share-based compensation.

Results of Operations

        We have two reportable business segments: pharmaceutical products and diagnostic testing services. The pharmaceuticals segment includes Entocort EC for the treatment of mild to moderate active Crohn's disease involving the ileum and/or ascending colon, Lotronex for the treatment of severe diarrhea-predominant IBS in women beginning in November 2007, and non-promoted pharmaceutical products including, but not limited to, Imuran® for use as an adjunct for the prevention of rejection in kidney transplantation and the management of active rheumatoid arthritis, Helidac® Therapy, or Helidac, for the eradication of Helicobacter pylori, the leading cause of peptic ulcers, and Ridaura® for the management of rheumatoid arthritis. The diagnostics segment includes specialized diagnostic tests including specific immunoassays to detect and differentiate certain diseases, drug metabolite monitoring and pharmacogenetic testing. We have no inter-segment revenues.

        As both pharmaceutical products and diagnostics testing services are sold through the same sales force and managed by the same personnel, we report, manage and evaluate our business segment performance on net revenues and gross margin. We do not allocate selling, general and administrative, research and development, and other indirect costs to our business segments for performance assessment. Accordingly, our segment discussion and analysis for the years ended December 31, 2005, 2006 and 2007 only addresses net sales and the gross margin.

  Comparison of the Years Ended December 31, 2006 and 2007

  Net Sales

        The following table sets forth the net sales of our pharmaceutical products and diagnostic testing services segments for the years ended December 31, 2006 and 2007 and the increase or decrease between these periods.

	2006	2007	Increase/ (Decrease)	% Increase/ (Decrease)
	(In thousands)
Pharmaceutical products:
Entocort EC	$85,123	$110,848	$25,725	30%
Lotronex	—	2,471	2,471	—
Non-promoted	34,027	30,336	(3,691)	(11)%

Total	119,150	143,655	24,505	21%
Diagnostic testing services	68,261	77,285	9,024	13%

Net sales	$187,411	$220,940	$33,529	18%

        Net sales increased to $220.9 million in 2007 from $187.4 million in 2006. The increase was the result of increased pharmaceutical product sales due to higher volume and price increases, the addition of Lotronex in November 2007, and increased diagnostic testing services due to higher volume from existing products, offset by a decrease in non-promoted pharmaceutical products due to continued generic encroachment.

  Pharmaceutical Products

        Pharmaceutical product sales increased to $143.7 million in 2007 from $119.2 million in 2006. The increase of $24.5 million, or 21%, in 2007 was the result of an increase in Entocort EC unit volume and a price increase, which resulted in increased product sales of $25.7 million. Beginning November 1, 2007, we also began selling Lotronex under an exclusive distribution agreement. Sales of Lotronex under the distribution agreement were approximately $2.5 million in 2007. Sales of our non-promoted pharmaceutical products decreased due to continued volume erosion caused by generic competition. Among our non-promoted pharmaceutical products, sales of mercaptopurine dropped by $2.5 million across the same period as pricing and volume fell due to competitive pressure from generic products.

  Diagnostic Testing Services

        Net sales of diagnostic testing services increased to $77.3 million in 2007 from $68.3 million in 2006. The increase of $9.0 million, or 13%, was primarily due to an increase in the number of tests performed, led by IBD Serology 7, a diagnostic test to aid physicians in detecting and diagnosing inflammatory bowel disease. Sales of IBD Serology 7, when combined with and compared to its predecessor tests, resulted in a net sales increase of $7.8 million in 2007 as compared to 2006. Increased volume of our celiac and other testing services contributed to the increase by $4.5 million and $0.3 million in 2007 over 2006, respectively.

        Additionally, in 2006, we recognized a reduction in contractual allowances resulting in an increase in net sales of diagnostics testing services of approximately $3.6 million. The reduction in contractual allowances reflected improvements in our collections process and collections from third-party commercial payors, including payments received from a certain payor that had previously disputed prior payments and had issued a coverage policy that stated it would not provide payment for certain of our diagnostic testing services. This change in estimate was recorded as a cumulative adjustment in 2006.

  Gross Margin

        The following table sets forth the gross margin on sales for our pharmaceutical products and diagnostic testing services segments for the years ended December 31, 2006 and 2007 and the increase between the years.

	2006	2007	Increase	% Increase
	(In thousands)
Pharmaceutical products	$61,111	$67,940	$6,829	11%
Diagnostic testing services	56,357	62,439	6,082	11%

Gross margin	$117,468	$130,379	$12,911	11%

Gross margin percentage	63%	59%

        Our gross margin increased to $130.4 million in 2007 from $117.5 million in 2006. The increase of $12.9 million was primarily a result of an increase in sales, partially offset by a change in the pharmaceutical product mix discussed below. The overall gross margin percentage declined to 59% in 2007 from 63% in 2006, reflecting a lower overall gross margin in our pharmaceutical products segment. Gross margin includes the amortization of acquired product rights and intangibles of $3.3 million in each of 2006 and 2007.

  Pharmaceutical Products

        Pharmaceutical product gross margin increased to $67.9 million in 2007 from $61.1 million in 2006. The increase in gross margin was primarily a result of increased net sales of $24.5 million in 2007 over the same period in 2006. Our pharmaceutical product gross margin percentage decreased to 47% in 2007 from 51% in 2006 as sales of Entocort EC were proportionately larger in 2007 as compared to 2006. Due to the royalty structure under the distribution agreement with AstraZeneca, Entocort EC has a significantly lower gross margin than most of our other pharmaceutical products. In addition, the royalty rates for Entocort EC were higher in 2007 than in 2006. The effective royalty rate for Entocort EC in 2008 is not expected to change significantly from 2007.

  Diagnostic Testing Services

        The gross margin on diagnostic testing services increased to $62.4 million in 2007 from $56.4 million in 2006. The increase was primarily a result of increased net revenues of $9.0 million. The gross margin percentage on diagnostic testing services was 81% in 2007 and 82% (exclusive of the change in estimate discussed above) in 2006.

  Operating Expenses

        The following table sets forth our operating expenses for the years ended December 31, 2006 and 2007.

	2006		2007
	Operating Expense	% of Net Sales	Operating Expense	% of Net Sales	Increase	% Increase
	(Dollars in thousands)
Sales and marketing	$37,233	20%	$37,350	17%	$117	—%
General and administrative	19,842	11%	23,635	11%	3,793	19%
Research and development	4,622	2%	13,024	6%	8,402	182%

  Sales and Marketing

        Sales and marketing expense slightly increased to $37.3 million in 2007 from $37.2 million in 2006. The increase was due to additional headcount in 2007 resulting in an increase of $1.1 million of salary and related benefits, and increases of $0.3 million and $0.4 million relating to consulting and travel expenses, respectively. These increases are offset by decreases of $1.7 million in promotional and market research expenditures. Sales and marketing expenses as a percentage of net sales decreased to 17% in 2007 from 20% in 2006 as a result of the increase in net sales for 2007 as compared to 2006.

  General and Administrative

        General and administrative expense increased to $23.6 million in 2007 from $19.8 million in 2006. The increase is primarily due to an increase in headcount, resulting in additional salaries and wages of $1.0 million, incentive and other employee compensation of $1.7 million, and an increase in stock based compensation of $1.4 million, offset by a net decrease in other general operating expenses of $0.3 million. General and administrative expense as a percentage of net sales remained flat at 11% in 2007 from 2006. In 2008, as a public company, we expect to incur additional legal, accounting and other expenses that we did not incur as a private company. For example, we expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404 of the Sarbanes-Oxley Act which relates to our internal controls over financial reporting. In addition, we have hired and expect to hire additional accounting and investor relations personnel.

  Research and Development

        Research and development expenses increased to $13.0 million in 2007 from $4.6 million in 2006. The increase was primarily a result of increases in salaries, benefits, and other employee expenses of $1.7 million from an increase in headcount, costs for the development and validation of new diagnostic products of $2.9 million, upfront payments for the licensing of Colal-Pred of $2.5 million and $1.3 million for other general research and development operating expenses. Research and development expense as a percentage of net sales increased to 6% in 2007 as compared to 2% in 2006 as a result of the increase in research and development costs, offset by the increase in sales. We expect to continue to incur significant research and development expenses in 2008 related to diagnostic development activities. In addition, we also expect to incur significant expenses due to our anticipated commencement of a Phase 2 clinical trial to evaluate Colal-Pred for the treatment of patients with ulcerative colitis in 2008. However, these development activities involve a high degree of risk and uncertainty, and we may abandon development of any product candidate at any time.

  Interest Expense

        In conjunction with a loan agreement entered into in June 2000 and the issuance of the senior notes in April 2001, we issued warrants to purchase Series D Redeemable Preferred Stock and common stock, respectively, collectively referred to as the redeemable warrants. As the holders of the redeemable warrants have certain rights that may require us to repurchase the warrants or the related shares, subsequent to June 30, 2005, increases or decreases in the fair value of the redeemable warrants have been and will be recorded as interest expense in the statement of income until the redemption rights expire. The redemption rights related to the warrants to purchase the Series D Redeemable Preferred Stock expired in April 2007. Redemption rights with respect to the warrants to purchase common stock issued in connection with our senior notes in April 2001 will expire on the earlier of the date the warrants are put to us for repurchase, the date we complete an initial public offering meeting certain minimum requirements or April 30, 2008. Prior to redemption or the expiration of the redemption rights, we may continue to experience significant fluctuations in interest expense based on changes in the fair value of redeemable warrants or the related shares. See Notes 1 and 10 to our consolidated financial statements located elsewhere in this prospectus.

        Interest expense increased to $34.2 million in 2007 from $4.0 million in 2006. Interest expense in 2007 included $3.1 million related to bank credit agreements and $31.1 million related to increases in the fair value of the redeemable warrants as discussed above. Interest expense in 2006 included interest expense of $2.0 million related to our bank credit agreements and $2.0 million for the accretion to fair value of the redeemable warrants.

  Interest and Other Income

        Net interest and other income increased to $4.4 million in 2007 from $2.8 million in 2006. The increase of $1.6 million was principally related to interest income on higher levels of invested cash. Cash, cash equivalents and marketable securities grew to $161.9 million (which includes a net increase in borrowings of $51.3 million in September 2007 and restricted cash of $80.0 million) as of December 31, 2007 from $78.3 million as of December 31, 2006.

  Provision for Income Taxes

        Income tax expense remained flat at $22.3 million, or 83.8% of pretax income, in 2007 from $22.3 million, or 40.9% of pretax income, in 2006. The significant increase in the effective tax rate for 2007 was primarily the result of $31.1 million in non-deductible interest expense associated with the increase in the fair value of the redeemable warrants (see Notes 1 and 10 to our consolidated financial statements located elsewhere in this prospectus).

  Comparison of the Years Ended December 31, 2005 and 2006

  Net Sales

        The following table sets forth the net sales of our pharmaceuticals and diagnostics segments for the years ended December 31, 2005 and 2006 and the change between the years.

	2005	2006	Increase/ (Decrease)	% Increase/ (Decrease)
	(In thousands)
Pharmaceutical products:
Entocort EC	$46,064	$85,123	$39,059	85%
Non-promoted	37,901	34,027	(3,874)	(10)%

Total	83,965	119,150	35,185	42%
Diagnostic testing services	54,978	68,261	13,283	24%

Net sales	$138,943	$187,411	$48,468	35%

        Net sales increased to $187.4 million in 2006 from $138.9 million in 2005. The increase was the result of both increased pharmaceutical product sales due to higher volume and price increases and increased diagnostic testing services due to higher volume from existing products and the launch of an improved diagnostic test as discussed below.

  Pharmaceutical Products

        Pharmaceutical product sales increased to $119.2 million in 2006 from $84.0 million in 2005. The increase of $35.2 million, or 42%, in 2006 was the result of an increase in Entocort EC unit volume as well as a price increase, which resulted in increased product sales of $39.1 million, and an increase in Helidac sales, which included a price increase, of $1.6 million in 2006 as compared to 2005. These increases were offset by a $5.5 million decline in sales of our generic pharmaceutical product, mercaptopurine, due both to lower unit sales and a lower average selling price, and of certain of our other non-promoted brands. Generally, our non-promoted and generic pharmaceutical products are continuing to decline each year due to competition from generic and other products.

  Diagnostic Testing Services

        Net sales of diagnostic testing services increased to $68.3 million in 2006 from $55.0 million in 2005. The increase of $13.3 million, or 24%, was primarily due to an increase in the number of tests performed, led in the third quarter of 2006 by the launch of IBD Serology 7, an improved diagnostic test to aid physicians in detecting and diagnosing inflammatory bowel disease. Sales of IBD Serology 7, when combined with and compared to its predecessor tests, resulted in a net sales increase of $5.4 million in 2006 as compared to 2005. Increased volume of our celiac, thiopurine management and other diagnostic testing services contributed to the increase by $2.2 million, $1.8 million and $0.4 million over 2005, respectively.

        Additionally, in 2006, we recognized a reduction in contractual allowances resulting in an increase in net sales of diagnostic testing services of approximately $3.6 million. The reduction in contractual allowances reflected improvements in the process over collections and collections from third-party commercial payors, including payments received from a certain payor that had previously disputed prior payments and had issued a coverage policy that stated it would not provide payment for certain of our diagnostic testing services. This change in estimate was recorded as a cumulative adjustment in 2006.

  Gross Margin

        The following table sets forth the gross margin on sales for our pharmaceuticals and diagnostics segments for the years ended December 31, 2005 and 2006 and the increase between the years.

	2005	2006	Increase	% Increase
	(In thousands)
Pharmaceutical products	$46,546	$61,111	$14,565	31%
Diagnostic testing services	45,587	56,357	10,770	24%

Gross margin	$92,133	$117,468	$25,335	27%

Gross margin percentage	66%	63%

        Our gross margin increased to $117.5 million in 2006 from $92.1 million in 2005. The increase was primarily a result of an increase in sales, partially offset by a change in the pharmaceutical product mix discussed below. The overall gross margin percentage declined to 63% in 2006 from 66% in 2005 reflecting a lower overall gross margin percentage in our pharmaceuticals segment. There were no significant changes in the gross margin percentage for our diagnostics segment between 2005 and 2006. Gross margin includes the amortization of acquired product rights and intangibles. Amortization of acquired product rights and intangibles was $3.3 million in each of 2005 and 2006.

  Pharmaceutical Products

        Pharmaceutical product gross margin increased to $61.1 million in 2006 from $46.5 million in 2005. The increase in gross margin was primarily a result of increased net sales of $35.2 million in 2006. Our pharmaceutical product gross margin percentage decreased to 51% in 2006 from 55% in 2005 as sales of Entocort EC were proportionately larger in 2006 as compared to 2005. Due to the royalty structure under the distribution agreement with AstraZeneca, Entocort EC has a significantly lower gross margin than for most of our other pharmaceutical products.

  Diagnostic Testing Services

        The gross margin on diagnostic testing services increased to $56.4 million in 2006 from $45.6 million in 2005. The increase was primarily a result of increased net sales. The gross margin percentage on diagnostic testing services was 82% in 2006 (exclusive of the change in estimate discussed above) and 83% in 2005.

  Operating Expenses

        The following table sets forth our operating expenses for the years ended December 31, 2005 and 2006.

	2005		2006
	Operating Expense	% of Net Revenues	Operating Expense	% of Net Revenues	Increase	% Increase
	(Dollars in thousands)
Sales and marketing	$33,349	24%	$37,233	20%	$3,884	12%
General and administrative	15,867	11%	19,842	11%	3,975	25%
Research and development	3,712	3%	4,622	2%	910	25%

  Sales and Marketing

        Sales and marketing expense increased to $37.2 million in 2006 from $33.3 million in 2005. The increase was primarily a result of higher salaries, benefits, and related expenses of $3.4 million due to the addition and timing of hiring of personnel to our commercial analytics, customer service and marketing departments during 2005 and 2006. Promotional expenses and sales support costs increased $1.1 million in 2006 partially offset by a reduction in market research and consulting expenses of $0.7 million. Sales and marketing expenses as a percentage of net sales decreased 4% to 20% in 2006 from 24% in 2005 as sales grew faster than sales and marketing costs in 2006.

  General and Administrative

        General and administrative expense increased to $19.8 million in 2006 from $15.9 million in 2005. The increase in 2006 principally reflects increased costs associated with ongoing patent litigation matters of $2.5 million, an increase in salaries, benefits and other employee expenses of $0.9 million primarily due to an increase in headcount and an increase in consulting fees of $0.4 million. We expect to continue to incur significant and increasing litigation costs until such matters are resolved. General and administrative expense as a percentage of net sales was unchanged at 11% for 2006 and 2005.

  Research and Development

        Research and development expenses increased to $4.6 million in 2006 from $3.7 million in 2005. The increase in 2006 was primarily a result of an increase of $0.5 million in salaries and benefits due to an increase in headcount over 2005 and a related increase in costs of $0.5 million directed toward the development and validation of new diagnostic products. Research and development expense as a percentage of net sales decreased to 2% for 2006 from 3% from 2005 due to the increase in sales in 2006.

  Interest Expense

        Interest expense decreased to $4.0 million in 2006 from $5.8 million in 2005. Interest expense in 2006 included $2.0 million related to a bank credit agreement and $2.0 million related to the redeemable warrants, while interest expense in 2005 included $5.1 million related to our senior notes and $0.7 million related to the bank credit agreement. We paid the senior notes down from

$45.0 million to $30.0 million in June 2005 and refinanced the balance under the bank credit agreement in August 2005. The bank credit agreement had an effective interest rate of 7.27% in 2006 as compared to an effective interest rate of 15.7% for the senior notes.

  Interest and Other Income

        Net interest and other income increased to $2.8 million in 2006 from $1.1 million in 2005. The increase of $1.7 million, or 155%, was principally related to interest income on higher levels of invested cash. Cash, cash equivalents and marketable securities grew from $34.9 million to $44.3 million to $78.3 million as of December 31, 2004, 2005 and 2006, respectively.

  Provision (Benefit) for Income Taxes

        The provision for income taxes increased to $22.3 million in 2006 as compared to a tax benefit of $2.1 million in 2005. In 2005, we reversed a valuation allowance related to our net deferred tax assets and recognized a $15.2 million tax benefit. Our effective tax rates were 38.2% (exclusive of the reversal of the valuation allowance) and 40.2% in 2005 and 2006, respectively. The increase in the effective rate in 2006 principally reflects higher state income taxes and interest expense recorded related to the accretion of our redeemable warrants for which there is no related tax benefit.

Liquidity and Capital Resources

        Since our inception, we have financed our operations primarily through private placements of our preferred stock, debt financings and sales of our pharmaceutical products and diagnostic testing services. At December 31, 2007, we had $81.9 million in cash, cash equivalents and marketable securities as compared to $34.9 million at December 31, 2004, $44.3 million at December 31, 2005 and $78.3 million at December 31, 2006. At December 31, 2007 we also had $80.0 million in restricted cash that was used in January 2008 for an upfront payment to acquire Lotronex. We believe that our existing funds, cash expected to be generated from operations and our access to financing should be adequate to satisfy the working capital, capital expenditure and debt repayment requirements of our present business for the foreseeable future.

  Cash Flows

        The following table summarizes our cash flow activity for the periods indicated:

	For the Years Ended December 31,
	2005	2006	2007
	(In thousands)
Net cash provided by operating activities	$31,018	$40,076	$38,003
Net cash used in investing activities	(5,935)	(24,672)	(75,603)
Net cash provided by (used in) financing activities	(16,354)	(3,767)	48,339

  Operating Activities

        Cash provided by operating activities has been and is expected to continue to be our primary recurring source of funds. Cash generated from operations has grown from $31.0 million in 2005, to $40.1 million in 2006 and $38.0 million in 2007, primarily as a result of increases in net income offset by increases in working capital to support our growth. Cash from operations in 2007 is net of $2.7 million paid to the holders of senior note warrants for the purchase of 521,059 shares of common stock that were put to us and repurchased by us in July 2007. The growth in working capital across these periods principally reflects increases in receivables and inventories due to higher sales levels offset by related increases in accounts payable and accrued liabilities.

  Investing Activities

        Cash used in investing activities increased from $5.9 million in 2005 to $24.7 million in 2006 and to $75.6 million in 2007. Investing activities included the net investment of cash and cash equivalents in excess of our operating needs of $0.6 million and $22.4 million for the years ended December 31, 2005 and 2006, respectively, into marketable securities and net sales of marketable securities of $7.1 million for the year ended December 31, 2007. In addition, our investing activities have included purchases of product rights, investment to protect intellectual property and capital expenditures to support the growth of our business. As discussed above, $80.0 million in cash was invested in a restricted account during 2007 and was used in January 2008 for an upfront payment to acquire Lotronex. Deferred acquisition costs incurred for this acquisition were $1.0 million in 2007.

        Purchases of product rights and intangible assets were $0.5 million, $0.8 million and $0.7 million in 2005, 2006 and 2007, respectively. In 2005, purchases of product rights were offset by a $1.9 million payment we received under the distribution agreement with AstraZeneca representing an adjustment related to wholesaler inventory levels of Entocort EC as of January 1, 2005. Such investing activities in 2006 and 2007 primarily relate to licenses for diagnostic technologies. We are continuing to pursue the acquisition of pharmaceutical products and diagnostic technologies and expect to continue to invest in acquiring access to such products and technologies in the future. Such investments could be substantial.

        Capital expenditures were $1.4 million and $1.0 million in 2006 and 2007, respectively, principally reflecting equipment for our laboratory operations and leasehold improvements to support our growth. During 2005, capital expenditures totaled $6.7 million as we entered into a lease for a larger laboratory, research and administrative facility and made a substantial investment in leasehold improvements, equipment and furniture, primarily related to the build out of the laboratory.

  Financing Activities

        Cash used in financing activities decreased from $16.4 million in 2005 to $3.8 million in 2006. Cash provided by financing activities was $48.3 million in 2007.

        Most of our financing activities have related to borrowings and the repayment of debt. We made a payment of $15.0 million in June 2005 to reduce the balance due under our senior notes to $30.0 million. The senior notes were originally issued in April 2001 to finance the acquisition of several pharmaceutical products and were due in April 2006. In August 2005, we entered into a bank credit agreement under which we borrowed $30.0 million pursuant to a term loan. The proceeds of the term loan were used to pay off the remaining balance of our senior notes.

        In addition to the above, payments of debt include principal payments under a bank credit agreement of $1.2 million in 2005, $4.1 million in 2006 and $1.0 million in 2007. In September 2007, we paid off the $23.7 million balance outstanding and terminated our then-existing credit agreement. Concurrently, we borrowed $75.0 million ($73.7 net of fees and costs) pursuant to a new term loan entered into under a new bank credit agreement.

        Net cash outflows for financing activities in 2005, 2006 and 2007 were offset by proceeds from the exercise of stock options by $0.5 million, $0.3 million and $0.8 million, respectively. Net cash inflows in 2007 also included an excess tax benefit from the exercise of non-qualified stock options of $0.4 million. Deferred costs of the initial public offering resulted in a cash outflow of $1.9 million in 2007.

  Future Financing Requirements

        We believe that our available cash balances, marketable securities, anticipated cash flows from operations and proceeds from stock option exercises, will be sufficient to satisfy our operating needs for the foreseeable future. However, our business can change unpredictably due to a variety of factors including competition, regulation, legal proceedings and other events.

        In January 2008, we acquired exclusive rights to Lotronex in the United States from GlaxoSmithKline for $80.0 million in cash and 1,250,000 shares of our common stock. In addition to the upfront fee, we will pay royalties to GlaxoSmithKline based on net sales of Lotronex and may also make payments of up to $100.0 million on the achievement of certain sales-based milestones. In November 2007, we made a $2.5 million payment in conjunction with entering into the exclusive license agreement for Colal-Pred. Under the license agreement, we are responsible for the clinical development and commercialization of Colal-Pred in North America, and for the payment of up to $15.0 million on the successful achievement of development milestones and, assuming the successful completion of clinical trials and regulatory approval, royalties based on net sales of Colal-Pred. We are selectively pursuing further acquisitions, licenses or other collaborations to obtain access to proprietary pharmaceutical products and diagnostic technologies which could require additional funding.

        In April 2001 in conjunction with the issuance of our senior notes, we issued warrants to purchase 4,466,224 shares of our common stock at $0.01 per share, referred to herein as the senior note warrants, of which warrants to purchase 3,945,165 shares remain outstanding as of December 31, 2007. Under the purchase agreement related to the senior notes, unless we have consummated a public offering from which we receive net proceeds of at least $35.0 million at a per share price to the public of at least $6.74, certain groups of senior note warrant holders may require us to repurchase their senior note warrants or any shares issued on the exercise of such warrants at any time from April 30, 2007 through April 30, 2008 at the then-current fair value. In addition, if certain existing holders of our preferred stock sell more than 50% of their capital stock prior to our initial public offering, we must offer to repurchase the senior note warrants or underlying shares at the fair value of the common stock. As of December 31, 2007, the fair value of the senior note warrants, or any shares issued therefrom, was $41.4 million.

        We cannot predict with any certainty whether or not additional senior note warrant holders will elect to require us to repurchase some or all of their senior note warrants or the related shares or whether the fair value of such warrant or shares will significantly increase or decrease prior to any such election. If we are required to repurchase additional senior note warrants, our existing cash balance would be reduced significantly, thereby having a material adverse effect on our financial position. To the extent available, we would expect to use existing cash balances to repurchase additional senior note warrants or the related shares put to us.

        As a result of the above, in the future we could need additional funds to support our existing operations, to repurchase the senior note warrants or the underlying shares, to acquire new products or technologies, to commercialize new products and services, to develop and perform clinical trials related to these technologies or to expand our infrastructure. Accordingly, we may need to raise additional funds through the sale of equity or debt securities or from credit facilities; however, additional funds, if needed, may not be available on satisfactory terms, if at all.

Contractual Obligations and Commercial Commitments

        Contractual obligations and commercial commitments represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which we cannot reasonably predict future payment.

  Bank Credit Agreement

        In September 2007, we entered into a new amended and restated credit agreement which provides for a term loan of $75.0 million and, subject to meeting certain requirements at the time of the borrowing, revolving loans of up to $25.0 million. As of December 31, 2007, we had $75.0 million of borrowings outstanding under the term loan and no outstanding borrowings under the revolving loans. Pursuant to the terms of the credit agreement, the revolving loans may not be used to repurchase the senior note warrants. The loans mature and the credit agreement terminates in September 2012. Under the credit agreement, we pay a commitment fee of 0.20% to 0.50% per annum on amounts available under the revolving loans, based upon our consolidated leverage ratio. The new term loan and any borrowings under revolving loans bear interest, at our election, either at (1) LIBOR plus an increment of 1.25% to 2.00% or (2) the bank's prime rate (or the federal funds rate plus 0.5%, whichever is higher) plus an increment of 0.25% to 1.00%, such increments being based on our consolidated leverage ratio. In entering into the credit agreement, we incurred loan fees of $1.3 million, which are included in other assets and are being amortized as a component of interest expense over the term of the credit agreement. The credit agreement requires us to comply with various financial and restrictive covenants. As of December 31, 2007, we were in compliance with all covenants.

  Commercial Commitments

        The following table summarizes our contractual obligations as of December 31, 2007. The expected timing of payment of the obligations presented below is estimated based upon current information or contractual terms. Timing of payments and actual amounts paid may be different depending on the timing of receipt of goods or services or changes to agreed-upon terms or amounts for some obligations. The table does not include the $80.0 million paid to GlaxoSmithKline pursuant to the purchase agreement for Lotronex or any milestone, royalty or other contingent payments. There are no contractual obligations due after 2012.

	Payments Due by Period
	Total	Less than 1 Year	Years 2-3	Years 4-5
	(In thousands)
Term loan principal payments	$75,000	$3,750	$15,000	$56,250
Term loan interest payments(1)	18,045	4,747	8,333	4,965
Credit agreement commitment fees(2)	241	51	101	89
Operating lease obligations(3)	6,358	1,200	2,508	2,650
Licensing obligations(4)	15,401	5,000	10,401	—
Purchasing and other obligations	245	245	—	—
Redeemable warrants(5)	41,424	41,424	—	—

Total	$156,714	$56,417	$36,343	$63,954

(1)
Assumes the December 31, 2007 interest rate of approximately 6.35% for all periods, scheduled debt payments and no borrowings under revolving loans.

(2)
Assumes a 0.20% commitment fee on $25.0 million in revolving loans for all periods. Assumes there are no borrowings during the term of the credit agreement.

(3)
Reflects the future minimum lease payments due under the operating lease for our laboratory, research and administrative facility.

(4)
Amounts represent the estimated minimum levels of promotional spending required in each period under the marketing, sale and distribution agreement for Entocort EC.

(5)
Represents the estimated fair value of the redeemable warrants as of December 31, 2007. The senior note warrants are exercisable at any time through April 30, 2008. The fair value may increase or decrease over time and these changes will be reflected in the carrying value of the warrants.

Off-Balance Sheet Arrangements

        Since inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to changes in interest rates, primarily from our investments in available-for-sale marketable securities as well as our variable-rate term and revolving loans, if any.

        We invest primarily in tax-exempt variable rate demand notes or money market funds. The tax exempt notes include features whereby the interest rates are reset during the term by the market. The interest rates on these securities generally reset every seven days. We may sell these securities on the reset date. Due to the nature of our short-term investments, to date, we have not been subject to any material market risk exposure related to these investments.

        Our term and revolving loans bear interest, at our election, at LIBOR, or the applicable bank's prime rate (or the federal funds rate plus 0.5%, whichever is higher), plus an increment based on our consolidated leverage ratio. We do not believe that the interest rate risk represented by our floating rate debt is material as of December 31, 2007.

        Under our current policies, we do not use interest rate derivatives instruments to manage our exposure to interest rate changes. A hypothetical 1.0% adverse move in interest rates would not materially affect the fair value of our financial instruments or variable rate debt that is exposed to changes in interest rates.

        We have no operations outside the United States and do not have any foreign currency or other derivative financial instruments.

BUSINESS

Overview

        Prometheus is a specialty pharmaceutical company committed to developing and commercializing novel pharmaceutical and diagnostic products to help physicians individualize patient care. We are currently focusing on the detection, diagnosis and treatment of gastrointestinal diseases and disorders in the United States. Our strategy includes the marketing and delivery of pharmaceutical products complemented by proprietary, high-value diagnostic testing services. By integrating pharmaceutical products and diagnostic testing services, we believe we can address the full continuum of care, thereby providing physicians with a comprehensive solution to treat chronic diseases. We believe Prometheus is a leader in applying the principles of personalized medicine to the diagnosis and treatment of gastrointestinal diseases. Personalized medicine recognizes that individual patients respond differently to medications and that the same disease can vary significantly from patient to patient.

        We believe our business model of offering pharmaceuticals combined with our diagnostic testing services differentiates us from other pharmaceutical and specialty pharmaceutical companies, and provides our sales force greater access to physicians. Our approximately 180 person sales force has significant experience and technical knowledge of the gastroenterology market. Our average sales time with physicians was approximately 11 minutes in 2007, which we believe to be longer than the industry average. Currently, we principally market our pharmaceutical and diagnostic products and services to the over 12,000 gastroenterologists in the United States, of whom approximately 80% prescribed ENTOCORT® EC (budesonide) Capsules or at least one of our diagnostic products during 2007. We believe our sales success, access to physicians and proprietary diagnostic testing services may also provide us an advantage in gaining access to or acquiring additional pharmaceutical and diagnostic products.

        Our portfolio of branded pharmaceutical products includes Entocort EC, which is indicated for the treatment of mild to moderate active Crohn's disease involving the ileum and/or the ascending colon. In January 2005, our sales force began promoting Entocort EC in the United States under an exclusive, six-year distribution agreement with AstraZeneca LP, or AstraZeneca. In addition, in January 2008, we acquired exclusive rights to LOTRONEX® (alosetron hydrochloride) Tablets in the United States from GlaxoSmithKline. Lotronex is the only prescription drug approved for use in female patients with severe diarrhea-predominant irritable bowel syndrome who meet the conditions stated in the label. From November 1, 2007 through the completion of the acquisition, we marketed and sold Lotronex under an exclusive distribution agreement. We also sell but do not promote a number of branded drugs, including Imuran® for use as an adjunct for the prevention of rejection in kidney transplantation and the management of active rheumatoid arthritis, Helidac® Therapy for use together with an H2 antagonist for the eradication of Helicobacter pylori bacteria, the leading cause of peptic ulcers and Ridaura® for the management of rheumatoid arthritis. In February 2004, we also introduced the first generic mercaptopurine product through a third-party distributor. Mercaptopurine is approved as a maintenance therapy for acute lymphatic leukemia as part of a combination regimen. Although not approved or promoted for gastrointestinal diseases, Imuran and mercaptopurine are often prescribed by physicians for such use.

        In November 2007, we entered into an exclusive license agreement with a subsidiary of Alizyme plc to develop and commercialize COLAL-PRED® (prednisolone metasulfobenzoate sodium) in North America. Colal-Pred is based on a drug delivery technology designed to release an anti-inflammatory steroid in the colon to provide the efficacy of steroids while limiting their undesirable systemic side effects. Alizyme is currently conducting Phase 3 clinical trials with Colal-Pred in Europe for treatment of patients with ulcerative colitis. Colal-Pred has not been approved by the U.S. Food and Drug Administration, or FDA, and we will not be able to commercialize Colal-Pred in the United States until we receive approval from the FDA. We plan to begin a Phase 2 clinical trial to evaluate Colal-Pred for the treatment of patients with ulcerative colitis in the first half of 2008. We submitted an Investigational New Drug Application, or IND, to the FDA in February 2008 for the commencement of the Phase 2 clinical trial. Subject to successful completion of all necessary clinical trials, we would anticipate submitting a new drug application, or NDA, for Colal-Pred to the FDA in 2011.

        In conjunction with university and academic research collaborators, we have identified a number of unmet needs in the chronic gastrointestinal disease market and have developed or in-licensed diagnostic tests targeting these diseases and disorders. Our diagnostic testing services include specific immunoassays to detect and differentiate diseases, pharmacogenetic testing and drug metabolite monitoring. Our highly specific tests can help physicians to detect and differentiate inflammatory bowel disease from other bowel disorders and to stratify Crohn's disease from ulcerative colitis. In addition, we offer tests that assist physicians in the detection, diagnosis or treatment of celiac disease, lactose intolerance and other related disorders. We currently perform all our diagnostic testing services in our laboratory located in San Diego, California, which is certified for highly-complex testing under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, and accredited by the College of American Pathologists, or CAP.

        We currently operate under two business segments: (1) the pharmaceutical products segment that markets and sells prescription drugs, and (2) the diagnostic testing services segment that offers diagnostic testing services. Our aggregate net sales have grown from $69.6 million in 2003 to $220.9 million in 2007 (a compound annual growth rate of 33.5%), with aggregate net sales of pharmaceutical products growing from $30.5 million to $143.7 million (a compounded annual growth rate of 47.3%) and aggregate net sales of diagnostic testing services growing from $39.1 million to $77.3 million (a compounded annual growth rate of 18.6%) across the same period.

        Prometheus was founded and incorporated in California in December 1995 to license, develop and commercialize diagnostic discoveries related to inflammatory bowel disease originally made by Cedars-Sinai Medical Center, or Cedars-Sinai, and the University of California at Los Angeles, or UCLA. We have grown, and expect to continue to grow, through the development, licensing and acquisition of pharmaceuticals and diagnostic technologies. We also expect to expand into additional therapeutic areas that are consistent with our business model of offering proprietary pharmaceuticals complemented by proprietary diagnostics.

Gastrointestinal Diseases

        In 2006, gastrointestinal anti-inflammatory prescription drugs accounted for sales of over $3.0 billion in the United States, according to IMS Health. Despite the relatively high number of patients suffering from gastrointestinal diseases and disorders, there are only approximately 12,000 gastroenterologists in the United States. Historically, our products focus primarily on the diagnosis and treatment of inflammatory bowel disease and celiac disease. However, in addition to selling Lotronex, we are also completing the development of a diagnostic test for irritable bowel syndrome.

  Inflammatory Bowel Disease

        Inflammatory bowel disease, or IBD, represents a group of chronic, progressive, recurring and debilitating inflammatory disorders of the gastrointestinal tract. The immune system normally protects the body from infection. In people with IBD, however, the immune system reacts inappropriately by launching an attack on the body's own tissues. In the process, the body sends white blood cells into the lining of the intestines, where they produce chronic inflammation. These cells then generate harmful products that ultimately lead to ulcerations and bowel injury. IBD typically has an onset before 30 years of age and is a lifelong illness that can be potentially life-threatening. Although IBD has no known cause, there is a presumed genetic component to susceptibility. IBD may be triggered by environmental factors and although IBD is not thought to be caused by dietary factors, dietary modification may reduce discomfort.

        Crohn's disease and ulcerative colitis are the two main types of IBD diseases. According to The National Institute of Diabetes and Digestive and Kidney Diseases, Crohn's disease and ulcerative colitis together affected up to 1.2 million individuals in the United States in 2001. The main difference between Crohn's disease and ulcerative colitis is the location and nature of the inflammation. Because the symptoms of Crohn's disease and ulcerative colitis are so similar, it is sometimes difficult to establish a definite diagnosis. However, differentiating between the two diseases is extremely important as treatment may be very different. Historically, accurate diagnosis could only be done invasively by endoscopy with biopsy of lesions. In the past ten years, non-invasive diagnostic tests have been introduced that provide information to aid physicians in diagnosing IBD.

  Crohn's Disease

        Crohn's disease is a chronic disorder that causes inflammation of the digestive or gastrointestinal tract. Crohn's disease most commonly affects the end of the small intestine, or the ileum, and the beginning of the large intestine, or the colon, although it may involve any part of the gastrointestinal tract. Crohn's disease may involve all layers of the intestine, and there can be normal healthy bowel in between patches of diseased bowel. The inflammation extends deep into the lining of the affected area and primarily causes ulcerations, or breaks in the lining, of the small and large intestines. Flare-ups of the disease can range from mild to severe and typically involve symptoms such as diarrhea, abdominal pain, fever and sometimes rectal bleeding.

        Treatment for Crohn's disease depends on the location and severity of the disease, complications and response to previous treatment. Mild symptoms may be treated with an antidiarrhea medication. For mild to moderate symptoms, the only FDA-approved medication is Entocort EC; however, although not approved for such use, physicians also prescribe aminosalicylates, such as sulfasalazine or mesalamine. Corticosteroids, such as hydrocortisone or prednisone, are also given orally to control inflammation. However, corticosteroids are not generally used for prolonged treatment due to serious side effects including acne, bruising easily and puffiness of the face, among others.

        Depending on the severity of the disease, patients may also take medications that suppress the immune system, such as azathioprine, mercaptopurine or methotrexate. Moderate to severe disease may be treated with biologics, such as infliximab and adalimumab, which inhibit the action of certain factors that lead to inflammation. When medical treatment does not control the disease, or when the side effects of steroids or other drugs threaten a person's health, surgery may be required. However, inflammation may return next to the area of the bowel that was removed.

        Crohn's disease is often expensive to treat because many patients may require long-term medical care, including multiple hospitalizations, surgeries and expensive therapeutics. The condition can be difficult to manage clinically and consumes a substantial amount of healthcare resources in terms of physician time, procedures and medications. The National Institute of Diabetes and Digestive and Kidney Diseases estimated 500,000 Americans had Crohn's disease in 2001.

  Ulcerative Colitis

        Ulcerative colitis is a chronic disease of the colon and rectum. The disease is marked by inflammation and ulceration of the innermost lining of the colon, whereas Crohn's disease can affect all layers of the intestine. Ulcerative colitis involves inflammation of the entire rectum and extends up the colon in a continuous manner. There are no areas of normal intestine between the areas of diseased intestine. Because the inflammation makes the colon empty frequently, symptoms typically include diarrhea (sometimes bloody) and often crampy abdominal pain. Ulcerative colitis may, however, also affect parts of the body outside the intestine, producing symptoms resembling arthritis in other parts of the body.

        Ulcerative colitis can be painful and debilitating, and at times it can lead to life-threatening complications. The goal of medical treatment is to reduce the inflammation and to induce remission initially with medication, followed by the administration of maintenance medication to prevent a relapse of the disease. Treatment for ulcerative colitis depends on the severity of the disease, complications and response to previous treatment. Most patients with mild to moderate ulcerative colitis will first be treated with aminosalicylates, such as sulfasalazine or mesalamine, which are used to help control inflammation. Patients with moderate to severe disease who do not respond to aminosalicylates may take corticosteroids such as prednisone, methylprednisone and hydrocortisone, which are also used to reduce inflammation. These drugs are not recommended for long-term use due to their side effects, but they can be very effective for short-term use. Depending on the severity of the disease, patients may also take medications that suppress the immune system, such as azathioprine and mercaptopurine. These drugs are used for patients who have not responded to aminosalicylates or corticosteroids or who are dependent on corticosteroids.

        Severe symptoms can often result in hospitalization and surgery. In the best cases, treatment may lead not only to symptom relief, but also to long-term remission. According to the National Institute of Diabetes and Digestive and Kidney Diseases, an estimated 700,000 Americans had ulcerative colitis in 2001.

  Irritable Bowel Syndrome

        Irritable bowel syndrome, or IBS, is a disorder characterized most commonly by cramping, abdominal pain, bloating, constipation and diarrhea. Patients diagnosed with IBS are commonly classified as having one of three forms: IBS with constipation, IBS with diarrhea, or mixed-pattern IBS alternating between constipation and diarrhea. IBS causes substantial discomfort and distress, but it is not characterized by intestinal inflammation or permanent intestinal damage unlike IBD. Researchers have yet to discover any specific cause for IBS. No cure has been found for IBS, but symptoms can often be controlled with diet, stress management and prescribed and over-the-counter medications, including fiber supplements, laxatives, anti-diarrhea medication, antispasmodics and antidepressants. For severe cases, however, IBS can be disabling. People suffering from severe cases of IBS may be unable to work, attend social events or even travel short distances. Thus far, only two drugs have been approved for the treatment of IBS. The first, Lotronex (alosetron hydrochloride), is the only prescription drug approved for use in female patients with severe diarrhea-predominant IBS who meet the conditions stated in the label. The second, Zelnorm® (tegaserod maleate), was withdrawn from the United States market in 2007 and is currently only available under investigational new drug protocols for the most severe cases of IBS with constipation.

        According to the American College of Gastroenterology, in 2003, almost 60 million, or 20%, of the U.S. population had symptoms of IBS, making it one of the most common disorders diagnosed by physicians. It occurs more often in women than in men, and it generally begins in late adolescence or early adult life and rarely appears for the first time after the age of 50. Unfortunately, many people suffer from IBS for a long time before seeking medical treatment. Up to 75% of people suffering from IBS are believed not to be receiving medical care for their symptoms, due in part to the current difficulties of diagnosing IBS.

  Celiac Disease

        Celiac disease is an autoimmune digestive disease that damages the small intestine, interfering with the absorption of nutrients from food. People with celiac disease cannot tolerate a protein called gluten which is found in wheat, barley and rye. With celiac disease, eating foods or using products containing gluten causes an immune response that damages the villi in the small intestine. Villi are small, fingerlike protrusions that line the small intestine and allow nutrients from food to be absorbed into the bloodstream.

        Although the cause of celiac disease is unknown, research has shown that it is strongly associated with certain genes involved in the regulation of the body's immune response to gluten. It is also believed that celiac disease is generally triggered the first time by an environmental factor such as a viral infection or severe stress. The disease can appear at any time during a person's life. Symptoms of celiac disease will vary significantly from person to person and include, but are not limited to, diarrhea, abdominal pain, skin rash, and weight loss. According to a Columbia University led survey of over 1,600 celiac patients published in the American Journal of Gastroenterology in 2001, the average length of time between the first symptoms and a diagnosis of celiac disease is 11 years. The only treatment for people with celiac disease is lifetime avoidance of gluten. In most cases, a diet avoiding gluten prevents any further damage and allows existing intestinal damage to heal.

        According to a study published in the Archives of Internal Medicine in 2003, the largest multi-center study on the prevalence of celiac disease in the United States found that approximately 2 million people live with celiac disease and it remains greatly undiagnosed. The number of diagnosed patients is expected to increase significantly over the next several years, driven by broad-based educational campaigns, NIH research funding and widely available genetic and blood tests for highly-specific antibodies.

Our Competitive Strengths

        We believe that we bring the following competitive advantages or strengths to the markets and customers we serve.

  Differentiated, Physician-Focused Business Model

        We believe our business model of offering pharmaceuticals combined with complementary diagnostic testing services differentiates us from most other pharmaceutical and specialty pharmaceutical companies and provides us with several benefits and advantages. We put the focus on specialist physicians and provide them with a continuum of patient-care tools, including those for early disease detection, diagnosis and differentiation; for selecting pharmaceuticals and avoiding therapeutic side effects; and for therapy monitoring.

        We also believe selling both proprietary pharmaceuticals and diagnostics in the same sales call creates value for the physician and a different dynamic as compared to a traditional pharmaceutical sales call, resulting in longer sales calls and greater physician access. In addition, as scientists and physicians make additional discoveries in the diagnosis and treatment of gastrointestinal diseases, we believe our business model may provide us with a competitive advantage in acquiring or licensing additional pharmaceutical products and in obtaining, developing and commercializing additional diagnostics.

  A Leader in Commercializing Diagnostic Technologies

        We believe we are a technological leader in helping to develop and commercialize diagnostic testing services for gastrointestinal diseases. For example, we believe our IBD Serology 7 diagnostic is the most comprehensive IBD test available to help physicians detect and differentiate IBD from other disorders that have similar symptoms. This product also helps physicians diagnose IBD and differentiate Crohn's disease from ulcerative colitis. Over the past several years, we have developed and commercialized a number of new diagnostic products designed to help gastroenterologists. Our diagnostic development group has successfully developed, scaled up and validated both our own technologies and those discovered and licensed in from academic institutions and others. We believe we are well positioned to maintain a leading position in developing and acquiring access to new technologies related to gastroenterology based on our experience and past successes in commercializing new technologies and, when combined with the strength of our existing product portfolio, our differentiated business model and our effective sales force.

  Highly-Trained and Effective Sales Force

        We believe we have a leading gastroenterology-focused sales force. Unlike many pharmaceutical sales forces that are trained only to understand the mechanism of action, side effects and comparative benefits of their pharmaceuticals, our sales representatives are also trained to understand how our diagnostics relate to diseases. We feel this knowledge in conjunction with the marketing of our diagnostic products creates a more collaborative and science-based interaction with physicians in a sales call and, as a result, we believe our sales representatives generally experience longer sales calls with and greater access to physicians than most other pharmaceutical sales representatives. In addition to making our sales force more effective with respect to promoting existing products, we believe the nature of our interactions with physicians can help to build a lasting sales channel through which additional, high-value products and services can be brought to the physician community.

  Applying the Principles of Personalized Medicine

        Personalized medicine recognizes that individual patients respond differently to medications and that the same disease can vary significantly from patient to patient. By integrating our non-invasive diagnostics with our pharmaceuticals, we believe we can help physicians by facilitating a rapid and accurate diagnosis and an efficacious treatment, to resolve clinical complexity and begin to fulfill the promise of "personalized medicine." While being discussed widely in medicine and although beginning to grow, there have only been limited applications of personalized medicine in the United States to date. The potential benefits of personalized medicine can be substantial, including improvements in diagnosis, more effective treatment and reductions in side effects, benefiting patients and thereby generating cost savings to the healthcare system.

        Our diagnostic tests identify individual patient and disease differences at a molecular or genetic level, including tests for measuring or identifying variations in genes, proteins or metabolites. These diagnostics, in conjunction with a patient's symptoms, medical history, lifestyle and other health conditions, allow physicians to more effectively tailor treatment to the individual patient. We believe our science-based approach enables more individualized patient care and can help physicians determine the optimal management and treatment of challenging diseases.

  Management Team with Proven Track Record

        We have an experienced management team that is focused on the daily execution of our business plan and the future growth of our company. Our senior management has an average of over 20 years experience in the healthcare industry. Under our current management, we have built a strong financial foundation. Our net sales have increased from $138.9 million in 2005 to $220.9 million in 2007, representing a compounded annual growth rate of 26.1%, and our operating income increased from $39.2 million to $56.4 million over the same period, representing a compounded annual growth rate of 19.9%. We believe our strong financial condition, coupled with the experience and proven track record of our senior management team, positions us well to capitalize on additional opportunities. In addition, our team has executed our product acquisition and in-licensing strategy by acquiring rights to Entocort EC, Lotronex and Colal-Pred within the last three and a half years.

Our Strategy for Growth

        Capitalizing on our current strengths, our strategy for growth is focused on leveraging our differentiated business model to acquire, develop and commercialize proprietary pharmaceutical products and complementary, high-value diagnostic testing services in the United States. We intend to leverage our sales force and the relationships our sales force has created with physicians to market and sell these additional products and services. Specifically, we intend to pursue growth by:

  •
  Expanding our access to marketed proprietary pharmaceutical products or products in later-stage development for gastrointestinal diseases through acquisitions, licensing or distribution agreements, co-promotion or co-marketing agreements or strategic mergers or acquisitions;

  •
  Adding diagnostic testing services and new technologies through collaborations, internal development programs, in-licensing or acquisitions that complement our products and sales strategy;

  •
  Increasing the market penetration of our existing products and services through product enhancements, targeted promotion and by educating physicians and payors as to the clinical and cost benefits of our products and services; and

  •
  Carefully expanding into additional therapeutic areas that are consistent with our business model.

        While our current focus is on gastroenterology products and diagnostic testing services in the United States, we are looking to carefully expand into other therapeutic areas. We may also consider expanding outside the United States in the future.

  Acquire Additional Pharmaceutical Products

        We are selectively pursuing additional proprietary, gastrointestinal-related pharmaceutical products through acquisitions, licensing or distribution agreements, co-promotion or co-marketing agreements and we may also consider strategic mergers or acquisitions to access products. We are seeking products we believe are promotion sensitive, can generate a meaningful level of sales and that can benefit from complementary diagnostics. Generally, these products require a more complex sales call than other pharmaceuticals. We believe there are a number of such products in the larger pharmaceutical companies which do not fit well into their sales models, and in earlier stage companies bringing products through registration, but who do not have the capacity or capabilities to sell these products.

        Besides acquiring or licensing currently marketed products, we are also pursuing the acquisition of compounds in the later stages of development having evidence of safety and efficacy, and that are expected to have a reasonable time horizon to potential market approval. Another potential source of products for us includes acquiring access to products already approved and marketed outside the United States which we believe may have a reasonably straightforward path to registration in the United States.

  Expand Our Diagnostic Testing Services

        Since launching our first diagnostic test, we have helped to build the market for our high-value clinical diagnostic testing services in gastroenterology. Our strategy has been and is to be a technological leader by introducing new and improved diagnostic testing services in our chosen markets. We have and expect to continue to acquire proprietary diagnostic technologies through licenses and collaborations, generally with academic institutions. In addition, we will continue to develop new diagnostic testing services, to enhance our existing diagnostics and to scale up, validate and commercialize licensed technologies, through our internal research and development capabilities.

        In most cases, we would anticipate acquiring diagnostic tests to support our pharmaceutical products. However, in certain situations, such as where specific diagnostic tests might help us gain access to pharmaceuticals or where the diagnostic itself could address substantial markets, we may acquire or develop diagnostic tests without complementary pharmaceutical products.

  Increase Market Penetration

        We believe there will be continuing opportunities to increase the market penetration of our existing products and services through product enhancements, targeted promotion and by educating physicians and payors as to the clinical and cost benefits of our products and services. For example, we believe that some of the increases in the sales of our diagnostic testing services for IBD and celiac disease are directly attributable to enhancements made to those products in the last several years.

        Diagnostic tests, in conjunction with a patient's symptoms, medical history, lifestyle and other health conditions, can help physicians to more effectively tailor treatment to the individual patient. Potential benefits could be substantial, including improvements in diagnosis, more effective treatment and reductions in side effects, benefiting patients and thereby generating cost savings to the healthcare system. To the extent such cost savings can be achieved and documented, payors may be more willing to provide expanding coverage for diagnostic testing services and to use appropriate pharmaceuticals.

  Application to Other Therapeutic Areas

        With the appropriate opportunity, we expect to carefully expand into additional therapeutic areas that are consistent with our business model of marketing proprietary pharmaceuticals complemented by diagnostics. In addition to the relationship between pharmaceuticals and diagnostics, we will be looking for specialties in which we believe there is a high probability that we will be able to acquire or gain access to multiple products, both marketed and in development.

        Based on our experience in the gastroenterology market, we believe there are several market attributes that help make our business model of integrating pharmaceuticals and diagnostics successful. These attributes include:

  •
  complex disease states that are difficult to diagnose and treat;

  •
  diseases that must be treated with strong drugs which often carry issues related to both safety and efficacy; and

  •
  focused markets represented by a reasonably concentrated number of physicians.

        There are other therapeutic areas that we believe have these attributes, and therefore should be good candidates for us. We are currently developing diagnostic tests in the field of oncology, which we believe to be one such therapeutic area. We also believe urology, neurology and endocrinology represent good candidates for our business model.

Our Products

        Our promoted products are currently focused exclusively on gastrointestinal diseases and disorders and include Entocort EC for the treatment of mild to moderate active Crohn's disease involving the ileum and/or ascending colon, Lotronex for treatment of women with severe diarrhea-predominant IBS and diagnostic testing services for IBD, celiac disease and the management of treatment with thiopurines. We sell, but do not actively market, several other pharmaceuticals including Imuran, Helidac Therapy, and Ridaura, in addition to a number of other diagnostic tests. We also manufacture a generic mercaptopurine product which is sold through a third-party distributor. We currently only offer our products in the United States. In addition to these FDA-approved products that we currently sell, we recently in-licensed the exclusive rights to develop and commercialize Colal-Pred in North

America. We plan to begin a Phase 2 clinical trial with Colal-Pred for the treatment of patients with ulcerative colitis in the first half of 2008. We submitted an IND to the FDA in February 2008 for the commencement of the Phase 2 clinical trial.

        The following table sets forth our key pharmaceutical products that are currently sold, the indications they are approved for and our net sales from each product for calendar years 2005, 2006 and 2007.

		Net Sales Years Ended December 31,
Product
	Disease/Uses	2005	2006	2007
		(In millions)
Promoted:
Entocort EC	Mild to moderate active Crohn's disease involving the ileum and/or ascending colon	$46.1	$85.1	$110.8
Lotronex(1)	Severe diarrhea-predominant irritable bowel syndrome in women	—	—	2.5
Non-promoted:
Imuran	Kidney transplantation and rheumatoid arthritis	9.0	8.4	7.7
Helidac Therapy	H. pylori eradication	9.4	11.1	10.4
Ridaura	Rheumatoid arthritis	3.9	3.7	3.9
Mercaptopurine	Lymphatic leukemia	13.4	9.0	6.5
Other(2)		2.2	1.9	1.9

Total Pharmaceutical Product Sales		$84.0	$119.2	$143.7

(1)
We began marketing and selling Lotronex in November 2007 under an exclusive distribution agreement with GlaxoSmithKline. In January 2008, we acquired exclusive rights to Lotronex from GlaxoSmithKline.

(2)
Includes Trandate tablets and Zyloprim tablets.

We do not market our non-promoted pharmaceutical products since they no longer have patent protection and either compete with generic products or newer compounds that have greater efficacy and fewer side effects.

        We sell the majority of our branded pharmaceutical products to wholesalers who, in turn, sell the products to hospitals, pharmacies and other customers. All these customers have a right to return the product if it expires before use. Cardinal Health, Inc., McKesson Corporation and Amerisource Bergen Corporation individually comprised 38%, 38% and 19%, respectively, of our branded pharmaceutical product sales in 2007, and collectively they comprised 90%, 94% and 95% of our branded pharmaceutical product sales in 2005, 2006 and 2007, respectively.

  Pharmaceutical Products

  ENTOCORT® EC (budesonide) Capsules

        Entocort EC is the only FDA-approved drug indicated for the induction and maintenance of clinical remission in mild to moderate active Crohn's disease involving the ileum and/or the ascending colon. The ileum and/or the ascending colon are affected in approximately 70% of Crohn's disease patients. Entocort EC consists of an encapsulated formulation of budesonide granules, a glucocorticosteroid. Entocort EC is designed to release primarily in the ileum and/or the ascending colon, so that as little as 10% of the drug enters systemic circulation. Entocort EC may benefit patients by reducing glucocorticosteroid-related side effects. In addition, studies have shown that Entocort EC can provide symptom control for flares comparable to prednisolone (a steroid used to treat Crohn's disease) and long-term maintenance therapy for many people with mild to moderate Crohn's disease.

        Many large, well-capitalized companies offer products in the United States that compete with Entocort EC. Entocort EC currently competes with other therapies including aminosalicylates, or 5-ASAs, such as sulfasalazine or mesalamine, and other corticosteroids, such as hydrocortisone, prednisone or prednisolone, none of which are currently approved for the treatment of Crohn's disease but which are often prescribed by physicians for such use. 5-ASAs are generally prescribed for both ulcerative colitis and Crohn's disease. 5-ASAs have been tested in clinical trials for Crohn's disease, but have failed to demonstrate statistically significant effectiveness versus placebo. We are also aware of a number of products being tested in later-stage clinical trials for the treatment of mild to moderate Crohn's disease.

        Entocort EC has been shown to help more patients achieve clinical remission of Crohn's disease as compared to mesalamine. As compared to prednisolone, Entocort EC also has been shown to have a lower incidence of glucocorticosteroid-related side effects, such as acne, bruising easily and puffiness of the face, among others, as compared to those patients taking prednisolone.

        We believe Entocort EC competes on perceived value based on relative cost, product efficacy and safety. Entocort EC prescriptions have increased approximately 73.5% in 2007 over 2004, the year before we began selling the product, in a relatively flat market during the same period. Since we acquired promotion and distribution rights to Entocort EC, we have increased Entocort EC's share of the prescription market defined to include Entocort EC and the 5-ASAs from 6.1% in January 2005 to 9.2% in December 2007. We have priced Entocort EC treatment based on its value as the only approved product for the treatment of mild to moderate Crohn's disease, and its value relative to competing therapies.

        We have the exclusive right to distribute, market and sell Entocort EC in the United States and to use the trademark, ENTOCORT® under an agreement with AstraZeneca which currently runs through December 31, 2010. In the United States, Entocort EC is protected by two patents, the term of exclusivity for which expires in May 2011 and January 2015, respectively. Both of the patents are owned by an affiliate of AstraZeneca. Under the agreement, AstraZeneca has the exclusive right to determine what action, if any, will be taken in the event of any infringement or threatened infringement on the above patents or the trademark. AstraZeneca manufactures Entocort EC according to the terms of our agreement.

        AstraZeneca is responsible for a post-marketing pediatric study for Entocort EC in accordance with the FDA's requirements imposed at the time of NDA approval for the product. AstraZeneca is required to consult with us concerning any proposed material changes in the label for Entocort EC. We are entitled to have a representative participate in any substantive meeting with the FDA for the pediatric study accompanying a representative from the AstraZeneca team. AstraZeneca is required to fund any post-marketing obligations required for the product. AstraZeneca has requested that the FDA waive the post-marketing pediatric study requirement as AstraZeneca has been unable to successfully engage an adequate number of patients to perform the study.

  LOTRONEX® (alosetron hydrochloride) Tablets

        In January 2008, we acquired exclusive rights to LOTRONEX® (alosetron hydrochloride) Tablets in the United States from GlaxoSmithKline. Lotronex is the only prescription drug approved by the FDA for use in female patients with severe diarrhea-predominant IBS who meet the conditions stated in the label. Patients with severe diarrhea-predominant IBS constitute approximately 5% of all people suffering from IBS. From November 1, 2007 until we completed the acquisition, we marketed and sold Lotronex under an exclusive distribution agreement. There are five U.S. patents covering Lotronex, including a compound patent which expires in January 2013 and method of use patents which expire in October 2018.

        Lotronex is indicated for use only in women with severe diarrhea-predominant IBS who have failed to respond to conventional therapy, whose IBS symptoms are chronic, and who have had other gastrointestinal medical conditions ruled out. Diarrhea-predominant IBS is severe if, in addition to diarrhea, the patient experiences at least one of the following symptoms: frequent and severe abdominal pain/discomfort; frequent bowel urgency/fecal incontinence; or disability/restriction of daily activities because of IBS. Clinical studies with Lotronex have not been performed to adequately confirm the benefits of Lotronex in men or patients under the age of 18.

        Lotronex may reduce pain or discomfort in the lower abdominal area, bowel urgency, or the sudden need to have a bowel movement, and diarrhea resulting from IBS. Because of the potential for infrequent but serious side effects associated with Lotronex, its use is restricted to those patients who have not responded adequately to conventional therapy and for whom the benefits outweigh the risks. Serious side effects associated with Lotronex include ischemic colitis and severe constipation. Ischemic colitis is a condition in which reduced blood flow to the intestines usually causes transient injury to the colon and can lead to hospitalization, and in rare cases, blood transfusions, surgery and death. Lotronex should be discontinued immediately in patients who develop constipation or symptoms of ischemic colitis. Physicians should instruct patients who report constipation to immediately contact the physician if the constipation does not resolve after discontinuation of Lotronex.

        Prior to our acquisition of the exclusive rights to Lotronex in the United States, GlaxoSmithKline voluntarily withdrew Lotronex from the market in 2000 after failing to reach agreement with the FDA on how to best manage risks associated with the product. The FDA approved a supplemental NDA for Lotronex in 2002 with a more limited indication and it was subsequently re-introduced to the market. In order to reduce the potential for harmful side effects of Lotronex, it is subject to a special prescribing program designed to ensure that only doctors who have enrolled in the Prescribing Program for Lotronex™ write prescriptions for it. As of December 31, 2007, approximately 8,100 physicians in the United States were enrolled in the prescribing program. In connection with their enrollment into the prescribing program, the physicians must have an understanding of IBS and be familiar with the side effects and risks of Lotronex. The program instructs the prescribing physician to review the medication guide with the patient and ask the patient to sign a patient-physician agreement prior to prescribing Lotronex, which indicates that the patient has been advised of and understands the risks and benefits of Lotronex. The physician then places a blue sticker on the prescription, signifying to the pharmacist that he or she is an enrolled physician. In addition, Lotronex has been the subject of a number of lawsuits against GlaxoSmithKline, primarily based on an alleged failure to inform patients of the potentially severe side effects. GlaxoSmithKline has advised us that all of these lawsuits have been resolved with the exception of three, which are in the process of being dismissed. Since reintroduction of Lotronex in 2002, no lawsuits involving Lotronex have been filed against GlaxoSmithKline relating to adverse side effects of the product. Under our agreement to purchase Lotronex, we are not liable for claims related to Lotronex that arose prior to the date of the acquisition.

        We are responsible to continue the conduct of ongoing GlaxoSmithKline initiated post-marketing studies with respect to monitoring the occurrence of serious adverse events associated with Lotronex, compliance with the Prescribing Program for Lotronex, and the effectiveness of such program. Of such studies, all have been completed with the exception of a mucosal blood flow study and a patient survey program. The mucosal blood flow study is in the final stage of completion and is expected to be submitted to the FDA in the second quarter of 2008. The patient survey program is ongoing and is currently being managed for us by GlaxoSmithKline through a third party service provider. We intend to utilize the same service provider to assist us with managing this program.

  Non-Promoted Pharmaceutical Products

        For the last several years, we have not marketed any of our non-promoted pharmaceutical products.

  Imuran® (azathioprine)

        Imuran is indicated for use in the prevention of rejection in kidney transplants and in the management of active rheumatoid arthritis. Although Imuran is not indicated for the treatment of IBD and we do not promote it for that indication, physicians often prescribe it for various forms of IBD, including Crohn's disease and ulcerative colitis, as well as other autoimmune disorders. Imuran is prescribed primarily by gastroenterologists, transplant surgeons, nephrologists, rheumatologists and internal medicine specialists. Imuran has intense competition, both from generics and newer products that have come to market.

  Helidac® Therapy (bismuth subsalicylate/metronidazole/tetracycline hydrochloride)

        Helidac Therapy, or Helidac, when taken with an H2 antagonist, is indicated for the eradication of Helicobacter pylori, or H. pylori, bacteria, which causes peptic ulcers, and for patients with duodenal ulcer disease. Helidac was the first product to combine all the drug components necessary for H. pylori eradication into one easy-to-use kit. Helidac is a compliance package made up of metronidazole, tetracycline hydrochloride and bismuth subsalicylate. Each of the products contained in the compliance package are available as separate tablets or capsules and are available as generics. Helidac competes principally with TAP Pharmaceutical's PREVPAC®. In addition, Axcan Pharma Inc. has introduced a three-in-one capsule for the eradication of H. pylori.

  Ridaura® (auranofin)

        Ridaura is approved for the treatment of active classical or definite rheumatoid arthritis in adults. Ridaura is the only oral formulation of a gold salt available for the treatment of rheumatoid arthritis. It should be used in treating rheumatoid arthritis only when other non-steroidal, anti-inflammatory drugs are not effective. Ridaura faces intense competition from newer and more effective pharmaceuticals.

  Mercaptopurine

        Mercaptopurine is approved for maintenance for acute lymphatic leukemia as part of a combination regimen and, although it is not indicated for the treatment of certain gastrointestinal diseases and we do not promote it for those indications, physicians often prescribe it for various forms of IBD, including Crohn's disease and ulcerative colitis. Mercaptopurine is a generic version of the branded product Purinethol®, currently owned by Teva Pharmaceuticals. Our distribution partner, Par Pharmaceutical, Inc., or Par, launched mercaptopurine as the first generic on the market in February 2004. Subsequently, three additional generics have been approved and launched, including a generic launched by Teva Pharmaceuticals in April 2005. In addition to these generics, mercaptopurine competes with Imuran and generic azathiopurine products.

  Trandate® (labetalol hydrochloride)

        Trandate is approved for the management of high blood pressure, or hypertension. Trandate can be used alone or in combination with other anti-hypertensive agents, particularly thiazide and loop diuretics. Trandate is typically prescribed by cardiologists, family practitioners and internists. Trandate competes both with generics and many other drugs used to treat hypertension.

  Zyloprim® (allopurinol)

        Zyloprim reduces serum and uric acid levels and is approved for the management of patients with gout, patients receiving certain types of chemotherapy to leukemia, lymphoma and other cancers, and patients with kidney or urinary stones. Zyloprim is typically prescribed by orthopedic specialists, rheumatologists, podiatrists, nephrologists and family practitioners. In addition to generic competition, Zyloprim also competes with other non-generic anti-gout agents, such as probenecid, sulfinpyrazone and colchicines.

  COLAL-PRED® (prednisolone metasulfobenzoate sodium)

        In November 2007, we entered into an exclusive license agreement with Alizyme to develop and commercialize Colal-Pred in North America. Colal-Pred is based on a drug delivery technology designed to release an anti-inflammatory steroid in the colon to provide the efficacy of steroids while limiting their undesirable systemic side effects. Colal-Pred has not been approved by the FDA, and we will not be able to commercialize Colal-Pred in the United States until we receive approval from the FDA. We plan to begin a Phase 2 clinical trial to evaluate Colal-Pred for the treatment of patients with ulcerative colitis in the first half of 2008. We submitted an IND to the FDA in February 2008 for the commencement of the Phase 2 clinical trial. Alizyme is currently conducting Phase 3 clinical trials with Colal-Pred in Europe for treatment of patients with ulcerative colitis. Subject to successful completion of all necessary clinical trials, we would anticipate submitting an NDA to the FDA in 2011. However, the clinical development process is highly uncertain and may be delayed or prevented for a number of reasons, and such factors could delay the anticipated NDA filing or prevent it altogether.

  Diagnostic Testing Services

        Our diagnostic testing services are designed to aid physicians in making difficult diagnoses with non-invasive testing and to assist them in determining therapy treatment and management, thereby helping a physician customize treatment to an individual patient. Since our inception, we have both in-licensed or developed and commercialized a number of proprietary assays targeting gastrointestinal diseases and disorders.

        The following table sets forth net sales from product lines that are promoted by our sales force and their use, and our non-promoted diagnostic products.

		Net Sales Years Ended December 31,
Product
	Use	2005	2006		2007
		(In millions)
Promoted:
IBD Serology 7(1)	Helps identify IBD and differentiates between ulcerative colitis and Crohn's disease	$20.3	$25.6		$33.3
Thiopurine Management TPMT Genetics TPMT Enzymes Thiopurine Metabolites	Tests that analyze a patient's ability to metabolize and to monitor the metabolites of thiopurine drugs	18.5	20.3		20.2
Celiac Disease Celiac Serology Celiac Genetics Celiac PLUS	Serologic and genetics tests for the diagnosis or lifetime rule-out of celiac disease	13.1	15.3		19.8
Non-promoted		3.1	3.5		4.0

Total		$55.0	$64.7	(2)	$77.3

(1)
Includes predecessor products prior to the launch of IBD Serology 7 in July 2006.

(2)
Excludes $3.6 million in net sales recorded as a result of a change in estimate. See Note 1 to the consolidated financial statements included elsewhere in this prospectus.

  IBD Tests

        We believe our IBD Serology 7 is the most comprehensive IBD diagnostic testing service available to help physicians detect and differentiate IBD from other disorders that have similar symptoms such as IBS, celiac disease and lactose intolerance. The IBD Serology 7 panel includes proprietary tests and a proprietary algorithm to further improve accuracy. IBD Serology 7 incorporates seven tests, three of which are proprietary: anti-CBir1, Anti-OmpC and DNAse-sensitive pANCA. Diagnostic tests are evaluated primarily based on three criteria: accuracy, sensitivity and specificity. IBD Serology 7 helps physicians differentiate Crohn's disease from ulcerative colitis with an overall predictive accuracy of 89% based on our validation studies. While there are other laboratories offering IBD tests, we do not believe they have the level of accuracy of the IBD Serology 7 product. This is supported by data published in the American Journal of Gastroenterology in October 2006 by George E. Reese, M.R.C.S., et. al on the sensitivity (true positives as compared to true positives plus false negatives) and specificity (true negatives as compared to true negatives plus false positives) of other leading IBD tests for ASCA and pANCA, where the reported sensitivity for these competitive tests is substantially lower than our IBD Serology 7 test. More specifically, for ulcerative colitis, Crohn's disease and IBD, the sensitivity of ASCA and/or pANCA testing ranged from 51% to 63% in the Reese analysis while the sensitivity of IBD Serology 7 test in its validation study ranged from 84% to 90%. For ulcerative colitis, Crohn's disease and IBD, the specificity for ASCA and/or pANCA testing ranged from 89% to 94% in the Reese analysis, and the specificity for IBD Serology 7 ranged from 92% to 96% in its validation study. Accuracy is a reflection of both sensitivity and specificity.

  Thiopurine Management

        Thiopurines are a class of drugs that include azathioprine and mercaptopurine which, although not indicated for IBD, are sometimes prescribed by physicians for such use. Like many drugs, their effectiveness and side effects can vary from person to person due to each person's ability to metabolize or process thiopurines. Most people have no problem metabolizing thiopurines, however, a very small percentage of patients, approximately 0.3%, have almost no ability to metabolize these drugs. Failure to metabolize thiopurines can result in hepatotoxicity, which can lead to death. Combined, our thiopurine management diagnostic tests provide information that helps physicians better manage therapeutic treatment, achieve better clinical outcomes and lower the potential for toxicity.

  TPMT Genetics

        TPMT Genetics provides the genotype of patients considering thiopurine therapy. Knowledge of thiopurine s-methyltransferase, or TPMT, genotype prior to initiating therapy can help physicians predict clinical response and, thereby, effectively dose for maximum efficacy, while minimizing toxicity risks.

  TPMT Enzyme

        TPMT Enzyme provides the phenotype of patients considering thiopurine therapy. Knowledge of TPMT enzyme activity levels prior to initiating therapy can help physicians predict clinical response and, thereby, effectively dose for maximum efficacy, while minimizing toxicity risks.

  Thiopurine Metabolites

        Thiopurine Metabolites is designed to help physicians optimize ongoing dosing of thiopurines to reach and maintain a therapeutic goal. Keeping a patient's drug metabolite levels within a certain therapeutic range may increase the probability of a positive response and, thereby, potentially reduce the need for other medications. Thiopurine metabolite testing also helps identify some of the reasons for treatment failure.

  Celiac Disease Testing

        We offer three celiac tests, including antibody tests, a genetics test and a panel that combines both the antibody and genetics tests. We believe Celiac Serology, a panel of celiac antibody tests, is one of the few five-analyte serology panels currently being offered. It is designed to help physicians make a more accurate diagnosis. Our genetics test aids in lifelong celiac disease rule-out. This genetics test has a 95% negative predictive value. Both the serology and genetic test are also offered together in our Celiac PLUS test panel.

  Other Tests

        Other non-promoted diagnostic products currently comprise less than 10% of the net sales of our diagnostic segment. We have acquired or internally developed these diagnostic tests. This includes tests for helping to detect various disorders such as lactose intolerance, H. pylori infections and liver fibrosis in patients with chronic hepatitis C.

Product Research and Development

        For the three years ended December 31, 2007, we invested $21.3 million in aggregate on research, development and clinical and regulatory programs. We incurred research, development, clinical and regulatory expenses of $3.7 million, $4.6 million and $13.0 million in 2005, 2006 and 2007, respectively. These costs are primarily related to the development and validation of our diagnostic products, and we expect these costs to continue in the future. Our past pharmaceutical programs have included the development of a generic mercaptopurine product and clinical studies, while our diagnostic programs have included product development, product validation and clinical studies. In connection with the development of Colal-Pred, we will incur significant additional costs supporting the clinical trials and anticipated registration of the product.

  Pharmaceutical Products

        Our past pharmaceutical development programs have been managed through third-party contractors. To date, pharmaceutical development has included the development and registration of a generic version of mercaptopurine and clinical studies directed toward obtaining product approvals. We recently in-licensed the exclusive right to develop and commercialize Colal-Pred for gastrointestinal diseases and other applications in North America. We plan to begin a Phase 2 clinical trial with Colal-Pred for the treatment of patients with ulcerative colitis in the first half of 2008. We submitted an IND to the FDA in February 2008 for the commencement of the Phase 2 clinical trial. Subject to successful completion of clinical trials and other regulatory requirements, we would anticipate submitting an NDA seeking approval from the FDA. As part of our strategy for growth, we may acquire or in-license additional compounds in the later stages of development. We are looking for compounds that already have evidence of safety and efficacy in a clinical trial but still require further clinical tests to gain marketing approval in the United States, or to gain approvals for new indications. In connection with our planned clinical trials for Colal-Pred and any other development-stage pharmaceutical products in later stages of development we may acquire or in-license in the future, we expect to engage third-party clinical research organizations and to hire additional employees as necessary to help manage and monitor such clinical trials and registration.

  Diagnostic Testing Services

        We have the capabilities and resources to internally develop new diagnostics and to make improvements to enhance our existing products. We expect to continue to both internally develop and to acquire or license new or improved technologies. See "Intellectual Property—Diagnostic Testing Services" for a description of acquired or licensed intellectual property covering our diagnostic testing products. Acquired or licensed technologies generally require that we validate the products and scale-up and develop commercial processes. During 2006, we made and introduced improvements in our serology tests for both IBD and for celiac disease.

        Current development programs include a blood test to aid physicians in specifically diagnosing irritable bowel syndrome or IBS. Today, the diagnosis of IBS is often made through a process of elimination, by determining the patient does not have other gastrointestinal diseases with similar symptoms. A diagnostic test with a high degree of accuracy (i.e., sensitivity and specificity) in predicting IBS could help physicians accelerate the diagnosis and treatment for some of the estimated 60 million IBS patients in the United States. We are completing the development of the IBS test panel and expect to launch the IBS diagnostic by mid-2008; however, there can be no assurances we will be successful in commercializing the product.

        We are also applying our knowledge and experience to develop diagnostics that could be used in the selection and evaluation of the efficacy of drugs used in the treatment of cancer. Specifically, we believe our technology may be able to be used to develop highly sensitive assays to monitor drug effectiveness in inhibiting specific disease pathways believed to cause cancer in de novo patients as well as in patients who failed therapy. If successful, our oncology diagnostics will be differentiated in that we will rely principally on circulating tumor cells isolated from whole blood rather than cancer tissues from biopsies in testing for appropriate biomarkers. In this manner, we believe such diagnostics would be more convenient than current practices and could be used to optimize targeted single and combination cancer therapies. In addition, the diagnostics may also have utility in the development of new cancer therapies. We are still in the very early stages of product development. We have demonstrated technical feasibility and are working to demonstrate clinical feasibility. There can be no assurances we will be successful in developing or commercializing any such products.

Sales and Marketing

        Our sales force is focused on the gastroenterology market, which consists of approximately 12,000 gastroenterologists in the United States. Our sales and marketing strategy is to create and cultivate a strong collaborative relationship with physicians by pairing pharmaceutical products and innovative diagnostic tools into a single sales call. We intend to capitalize on our reputation and market presence to sell additional products and services into the gastrointestinal market, and to strategically expand into other pharmaceutical areas based on our business model. We believe that a collaborative relationship with the physician helps to build a lasting sales channel through which additional, high-value products and services can be brought to the physician community.

        As of January 31, 2008, we had approximately 180 sales representatives, national account managers and sales managers (including open positions) located throughout the United States. We expanded our sales force in 2005 by approximately 40 additional technical sales specialists to effectively market Entocort EC. In conjunction with the acquisition of the exclusive rights to Lotronex in the United States and the anticipated launch of a diagnostic test we are developing to help physicians diagnose IBS, we recently expanded our sales force by approximately 50%. We intend to continue expanding our field sales force as product acquisitions warrant. Our sales force actively promotes both Entocort EC and our significant diagnostic testing services. In addition, we have a staff of client service personnel with a high level of technical training to help increase sales efficiency and customer satisfaction by assisting our sales force.

        We believe our sales force is differentiated by its level of experience and background in the industry. We generally require that our field sales representatives have over two years of prior experience selling pharmaceutical products to physicians. In addition, our sales representatives complete a comprehensive, disease-level sales training program and are required to participate in regular, on-going training activities. This is in addition to training on the mechanism of action, side effects and comparative benefits of pharmaceuticals typically given to pharmaceutical representatives.

Competition

  Pharmaceutical Products

        Competition in the pharmaceutical industry is intense and characterized by extensive research efforts and rapid technological progress. We believe Entocort EC competes on perceived value based on relative cost, product efficacy and safety. Lotronex primarily competes based on product efficacy. In addition, both Entocort EC and Lotronex are the only drugs currently approved for the treatment of their respective indications. We believe Helidac Therapy competes primarily on cost and a packaging configuration that is designed to improve patient compliance with the dosing regimen. Imuran, Trandate and Zyloprim are priced substantially above generic products, and they and Ridaura compete primarily based on brand recognition. Our mercaptopurine product competes principally on price.

        There are numerous pharmaceutical, specialty pharmaceutical and biotechnology companies, both public and private, as well as academic research groups that are engaged in research and development efforts related to gastrointestinal diseases, including the development of products for the treatment of mild to moderate Crohn's disease and IBS. Technological developments by competitors, regulatory approval for marketing competitive products or superior marketing capabilities could adversely affect the commercial potential of our pharmaceutical products, including Entocort EC and Lotronex. For example, another company has received FDA approval of a product that was recently launched and is a direct competitor to our Helidac Therapy.

        Manufacturers of generic drugs may also seek to compete directly with our products in the absence of effective patent protection or non-patent exclusivity protections. Further, these manufacturers may attempt to invalidate our patents through judicial action which, if successful, could result in the introduction of new branded products and of generics. Only Entocort EC, Lotronex and our Helidac Therapy currently have patent protection. Entocort EC also faces competition from the off-label use of existing pharmaceutical products and may face increasing competitive pressure from other products that are currently in development. All of the rest of our pharmaceutical products compete with generics or newer products which have greater efficacy.

  Diagnostic Testing Services

        The diagnostic testing industry consists of several large, national laboratories including Quest Diagnostics Incorporated and Laboratory Corporation of America, regional and hospital laboratories and laboratories such as ourselves which perform esoteric laboratory testing, or tests that are subject to patent protection. These laboratories generally contract with healthcare providers and compete for business based primarily on price, although breadth of tests offered, turnaround time and quality are also important considerations in the contracting process.

        We typically perform esoteric laboratory testing. Although others may offer alternative testing services, most of our tests include important elements that cannot be offered by others due to patent protection. Accordingly, we generally compete with others based on the uniqueness and predictive accuracy of our diagnostic testing services. As a result we need to continually improve and enhance our testing services to reflect new technologies. Convenience, quality, turnaround times and the reimbursement from insurance carriers are also important competitive factors. Finally, we use our sales force to sell both our pharmaceuticals and diagnostics, while many of competitors have sales forces selling only diagnostic testing services or no sales force at all.

        Technological developments by our competitors improving testing accuracy or rendering our technology obsolete, the loss of patent protection or a significant change in reimbursement levels could have a material adverse effect on our business, financial condition, and results of operations.

Manufacturing and Testing

  Pharmaceutical Products

        We use and expect to continue to rely on third-party contractors for the manufacture of our pharmaceutical products. All of our pharmaceutical products and many of the raw materials required to manufacture such products are sourced from single manufacturers. We currently use the following third parties for sourcing the active pharmaceutical ingredients, or API, for and to manufacture our pharmaceutical products:

Product	Component/ API	Manufactured/ Supplied By	Contract Term(1)
Entocort EC	Capsules, packaging and budesonide (API)	AstraZeneca LP	1/1/2005 to 12/31/2010
Lotronex	Tablets, packaging and alosetron hydro- chloride (API)	GlaxoSmithKline(2)	10/31/2007 to 1/4/2010
Imuran	Tablets/packaging Azathiopurine (API)	DSM Pharmaceuticals, Inc. Fermion Oy	4/29/1999 to 4/29/2007(3) Contract in Process
Helidac Therapy	Packaging Bismuth subsalicylate tablets Metronidazole tablets Tetracycline hydrochloride capsules	Sharp Corporation OSG Norwich Pharmaceuticals, Inc. Watson Pharmaceuticals, Inc. Teva Pharmaceuticals USA	Not Contracted Contract Extension in Process Not Contracted Not Contracted
Ridaura	Capsules/packaging Auranofin (API)	Catalent Pharma Solutions, Inc. Johnson Matthey Inc.	Contract Extension in Process 3/21/2003 to 3/21/2009
Mercaptopurine	Tablets/packaging 6-Mercaptopurine (API)	Stason Pharmaceuticals, Inc. S.A. OmniChem	N/A(4) 9/16/2002 to 2/11/2009(5)
Zyloprim	Tablets Allopurinol (API)	DSM Pharmaceuticals, Inc. Plantex USA, Inc.	4/29/1999 to 4/29/2007(3) Not Contracted
Trandate	Tablets/packaging/ labetalol hydrochloride (API)	Wellspring Pharmaceuticals Canada Corp.	Contract Extension in Process

(1)
Each agreement is subject to potential early termination under various circumstances including but not limited to material breach by, or insolvency or bankruptcy of, one of the parties.

(2)
We have entered into a supply agreement with GlaxoSmithKline pursuant to which GlaxoSmithKline will manufacture and supply Lotronex for a two-year term from the date of the acquisition. Subject to certain conditions, we may renew the term for additional one-year periods upon six months advance notice of the expiration of the then-current term. However, GlaxoSmithKline has the right to terminate the supply agreement after the first extension.

(3)
We expect to transfer the manufacture of Imuran, Zyloprim and certain components of Helidac Therapy to other manufacturers.

(4)
Our contract with Stason Pharmaceuticals, Inc. does not have a termination date. We can terminate the agreement on 30 days notice.

(5)
Our contract with S.A. Omnichem automatically renews for a two-year period unless earlier terminated by either party.

  Diagnostic Testing Services

        All our diagnostic testing services are performed in our own CLIA-certified laboratory, and substantially all are laboratory-developed tests, meaning they are internally developed, validated and conducted. The clinical laboratory is a part of our administrative, research and laboratory facility located in San Diego, California. The clinical laboratory currently occupies approximately 10,000 square feet. We currently have the space within our existing facility to significantly increase the size of the laboratory. Certain materials and supplies used in our laboratory testing are only available from single suppliers.

Distribution

  Pharmaceutical Products

        We sell our pharmaceutical products to pharmaceutical wholesalers, who sell and distribute our products to chain and other retail pharmacies, mail-order drug providers, hospitals and other institutional customers. Three wholesalers, Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation, accounted for 90%, 94% and 95% of our branded pharmaceutical product sales in 2005, 2006 and 2007, respectively.

        We use a third-party logistics provider, ICS, a division of AmerisourceBergen Corporation, for pharmaceutical product warehousing, shipping, and invoicing and collecting from customers. In addition, we also use third parties for product returns and destruction, sample accountability and for regulatory services (except for Entocort EC), including adverse event monitoring and reporting, and safety database management. AstraZeneca performs regulatory services for Entocort EC.

        Our generic mercaptopurine products are sold through an exclusive distribution agreement with Par Pharmaceutical, Inc. Par is responsible for and sells the product directly to wholesalers, retail pharmacies, mail order drug providers and other customers. Par is also responsible for all aspects of the sale including collections, returns and rebates.

  Diagnostic Testing Services

        Serum samples for diagnostic testing services ordered by physicians are collected from patients and are shipped overnight to our laboratory in California. We provide physicians, laboratories, hospitals and other draw centers with the containers needed to store and ship the serum samples. We use several hundred centers around the United States for drawing serum samples. Tests results are reported back to the ordering physicians by facsimile and mail, generally within two to three business days depending on the type of test. Subscribing physicians may also view their test results over the Internet.

Material Agreements

        The following are currently active agreements that we believe are material to the ongoing operation of our business.

  AstraZeneca LP

        In November 2004, we entered into an agreement with AstraZeneca for exclusive rights to market, sell and distribute Entocort EC in the United States. Under the terms of the agreement, we paid approximately $2 million in upfront fees in 2004, and we pay royalties on net sales of Entocort EC at varying rates depending on the level of such sales. AstraZeneca is responsible for manufacturing the product and for related regulatory filings. In addition to other terms and conditions, we are responsible for minimum levels of promotional spending (decreasing from $9 million in 2005 to $4 million in 2010) and sales effort. The agreement also provides for (1) a payment to us upon certain termination events based on sales in the year of termination, and (2) a right of first negotiation should AstraZeneca decide to sell or otherwise transfer all of its rights in the United States to the product following completion of the term. We began selling and marketing Entocort EC on January 1, 2005 and the agreement currently is set to expire on December 31, 2010.

        Either party may terminate the agreement upon delivery of written notice if the other party commits a material breach of its obligations and fails to remedy the breach within a specified period, or if an event outside either party's control occurs and the parties cannot agree to amend the agreement within a specified period. Additionally, either party may terminate the agreement immediately upon bankruptcy, insolvency or similar proceeding, or if the FDA requires AstraZeneca to permanently withdraw Entocort EC from the market. AstraZeneca may terminate the agreement upon written notice if we fail to make any required payments under the agreement or fail to promote Entocort EC according to the terms specified in the agreement. AstraZeneca also may terminate the agreement if we undergo a change in control or if we promote or sell specified competing products. A change in control occurs if: (1) any person or entity, other than one who owned stock as of the effective date of the agreement, becomes the beneficial owner of 50% of our outstanding capital stock; (2) we liquidate, dissolve or wind-up our business, or we merge, consolidate, reorganize or enter into a similar transaction where the outstanding voting securities prior to the transaction represent less than 50% of the voting power of us or the entity that survives the transaction; or (3) after our initial public offering, any person or entity, other than one who owned stock as of the effective date of the agreement, acquires 19.9% or more of the voting power of our outstanding capital stock. We may voluntarily terminate the agreement if AstraZeneca requires us to permanently cease promoting, marketing, delivering or selling Entocort EC, or if there is a significant market event and we provide specified written notice to AstraZeneca.

  GlaxoSmithKline

        On October 31, 2007, we signed a purchase agreement with GlaxoSmithKline to acquire exclusive rights to Lotronex in the United States. From November 1, 2007 until the completion of the acquisition in January 2008, we marketed and sold Lotronex under an exclusive distribution, supply and transition agreement with GlaxoSmithKline. In connection with the purchase agreement, we entered into a supply agreement, pursuant to which GlaxoSmithKline is responsible for manufacturing and supplying the product for a two-year period after the completion of the acquisition, which, subject to GlaxoSmithKline's termination rights described below, may be extended for additional one-year periods at our option upon six months notice prior to the expiration of the then-current term. GlaxoSmithKline will provide the product to us at an agreed-upon price that is subject to annual adjustment. GlaxoSmithKline has agreed to cooperate with the transition to an alternative manufacturer.

        Upon completion of the acquisition, we released from escrow and paid to GlaxoSmithKline an $80.0 million upfront fee. In addition to the upfront fee, we will make royalty payments to GlaxoSmithKline based on net sales of Lotronex and may also make payments of up to $100.0 million upon the achievement of certain sales-based milestones. Tiered royalty payments are payable at agreed upon rates based on net sales, provided that on the occurrence of the later of the expiration of the last valid claim of patent rights covering Lotronex or the date of the expiration of regulatory/data exclusivity for Lotronex, the royalty rate will be reduced by a specified amount, and at such time we will continue to make royalty payments based on this reduced royalty rate until the earlier of (1) the fifth anniversary of the date of expiration or (2) the date on which one or more generic products comprises a specified percentage of the total volume of alosetron hydrochloride sales in the United States. In addition, as partial consideration for the acquisition of the exclusive rights to Lotronex in the United States, we issued 1,250,000 shares of our common stock to GlaxoSmithKline upon completion of the acquisition.

        We have the right to terminate the supply agreement at any time upon six months advance written notice. In addition, GlaxoSmithKline may terminate the agreement upon notice to us that it no longer possesses enough API to produce a standard batch size of the finished product. Either party may terminate the supply agreement upon 90 days prior written notice to the other party if the other party commits a material breach of the supply agreement and fails to cure such breach within such 90-day period; provided, however, that GlaxoSmithKline will be relieved of its obligations to supply product within 30 days of our failure to make payment thereunder. In addition, GlaxoSmithKline may terminate the supply agreement at the end of the initial two-year term if we fail to submit filings to the FDA to register a third-party supplier to manufacture the product within 24 months after the completion of the acquisition. GlaxoSmithKline may also terminate the supply agreement at its discretion at the end of the first one-year renewal term or upon our filing for bankruptcy.

  Cedars-Sinai Medical Center/UCLA

        In August 1996, we licensed the worldwide rights to certain technologies for the diagnosis and treatment of gastrointestinal and hepatic diseases from Cedars-Sinai Medical Center, or Cedars-Sinai, and The Regents of the University of California at Los Angeles, or UCLA. Certain of these licensed technologies are used in our IBD Serology 7 product. The 1996 license also gives us rights to negotiate for certain future technologies that may be developed by either Cedars-Sinai or UCLA. In consideration for the 1996 license, we issued stock to both Cedars-Sinai and UCLA, sponsored research and may sponsor additional research in the future, and we pay royalties on our sales. Under the agreement, we are responsible for the prosecution and maintenance, and have the right to defend, the licensed patent rights. The agreement runs through the life of the applicable patents.

        Either party may terminate the agreement upon delivery of written notice if the other party commits a material breach of its obligations and fails to remedy the breach within a specified period. In addition, the agreement terminates automatically upon our bankruptcy, insolvency or similar proceeding. Cedars-Sinai and UCLA may also terminate the agreement upon delivery of a written notice if we fail to make any required payment.

        In December 1999, we licensed the worldwide rights to technologies for the diagnosis of IBD from UCLA. Certain of these licensed technologies are used in our IBD Serology 7 product. Concurrently with the 1999 license, we entered into a settlement agreement and mutual release and license agreement, which amended the 1996 license described above, the result of which is that we pay royalties exclusively to Cedars-Sinai pursuant to the 1996 license and we pay royalties exclusively to UCLA pursuant to the 1999 license. Pursuant to the 1999 license, we are obligated to pay royalties to UCLA based on sales of products incorporating the licensed technologies. Under the 1999 license, UCLA is primarily responsible for the prosecution and maintenance of the licensed patent rights, provided that, upon request, we may receive permission from UCLA to take legal action in the event that the licensed patents are infringed. We are responsible for the costs associated with preparing, filing, prosecuting and maintaining all patent applications.

        The 1999 license continues in effect until the last to expire patents covering the licensed technologies expires or until the last patent application licensed under the agreement is abandoned. UCLA may terminate the agreement upon a default under the agreement by us and our failure to cure such default within 90 days after the receipt of notice of such default. We may terminate the agreement if UCLA violates or fails to perform any term or covenant of the agreement and fails to cure such default within 90 days after receiving notice from us of such default. In addition, we have the right to terminate the 1999 license upon 90 days prior written notice to UCLA of our intention to terminate the agreement.

  Corixa Corporation

        In March 2004, we entered into an exclusive license agreement with Corixa Corporation, or Corixa, to in-license the rights to various intellectual property related to flagellin antigens including one of the markers utilized in our IBD Serology 7 diagnostic test. Under the license agreement, we have the right to research, develop and commercialize diagnostic products using the technology in the field of gastrointestinal diseases. Under the agreement, we made a one-time upfront payment to Corixa. In addition, we are required to make payments to Corixa upon the achievement of specified milestones, and we also make quarterly royalty payments based on net sales of licensed products.

        The license agreement continues in effect until the later of (1) ten years after the first commercial sale of a licensed product or (2) expiration of the last licensed patent covering a licensed product in the country of sale. Either party may terminate the license agreement if the other party commits a material breach and fails to cure such breach within 60 days of receipt of notice of such breach, provided that if the breach is for nonpayment, the non-breaching party may terminate the agreement if the breaching party fails to cure such breach within 30 days of receipt of notice of such breach. In addition, either party may terminate the agreement if the other party consents to the appointment of a receiver or a general assignment for the benefit of creditors or files or consents to the filing of a petition under any bankruptcy or insolvency law or has any such petition filed against it which has not been stayed within 60 days of such filing. We may also terminate the license agreement at any time upon 60 days written notice to Corixa.

  Alizyme

        In November 2007, we entered into an exclusive license agreement with Alizyme to develop and commercialize Colal-Pred. Under the license agreement, we are responsible for the clinical development and commercialization of Colal-Pred in North America, which includes the United States, Canada and Mexico. Pursuant to the license agreement, we paid an upfront fee of $2.5 million to Alizyme. In addition to the upfront fee, the license agreement provides for the payment of up to $15.0 million upon the achievement of specified clinical and regulatory-related milestones and, assuming the successful completion of clinical trials and regulatory approval, royalties on net sales of Colal-Pred. Tiered royalty payments are payable at agreed upon rates based on net sales, through the later of the date upon which there is no valid patent claim in the United States covering Colal-Pred, or ten years from the first commercial sale of Colal-Pred in the United States. Following the expiration of this initial royalty term, we will continue to make royalty payments based on a reduced royalty rate for the remainder of the term of the agreement.

        The license agreement continues indefinitely unless earlier terminated pursuant to its terms. Either party may terminate the license agreement upon 90 days prior written notice to the other party if the other party commits a material breach of the license agreement and fails to cure such breach within such 90-day period; provided, however, that Alizyme may terminate the license agreement within 30 days of our failure to make payment thereunder. Alizyme may also terminate the license agreement immediately if we initiate a voluntary proceeding under any applicable bankruptcy code or if we become subject to an insolvency proceeding under any applicable bankruptcy code and such proceeding is not dismissed or stayed within 90 days of its commencement. In addition, we may terminate the license agreement for any reason upon six months notice to Alizyme, provided that we must discuss in good faith with Alizyme delaying such termination for up to an additional six months to the extent necessary to allow an orderly transfer of Colal-Pred and our rights under the license agreement to Alizyme or a party it may designate.

  McKesson Corporation

        In May 2004, we entered into a distribution and inventory management services agreement with McKesson Corporation, or McKesson, pursuant to which McKesson provides us with distribution and inventory management services for our pharmaceutical products. We pay McKesson a quarterly fee based on the volume of all products purchased by McKesson from us during that quarter. The initial term of the agreement has been extended through December 31, 2009, and the agreement automatically renews for successive one-year periods unless terminated in the following manner. Either party may terminate the agreement upon a material breach of the agreement by the other party so long as the terminating party provides 45 days prior written notice to the other party and the breach is not cured within the 45 day period. In addition, either party may terminate the agreement without cause upon 30 days prior written notice to the other party.

  Cardinal Health Inc.

        In June 2004, we entered into a distribution and inventory management services agreement with Cardinal Health Inc., or Cardinal Health, pursuant to which it provides us with distribution and inventory management services for our pharmaceutical products. We pay Cardinal Health a quarterly fee based on the volume of all products purchased by Cardinal Health from us during that quarter. The initial term of the agreement has been extended through December 31, 2010, and the agreement automatically renews for successive one-year periods unless either party provides the other party with written notice of non-renewal at least 60 days prior to the expiration of the then-current term. Either party may terminate the agreement upon mutual written agreement of the parties, immediately upon a material breach of the other party of any term that is not cured within 30 days of written notice of such breach, or immediately upon institution (whether voluntary or involuntary) of bankruptcy, insolvency, liquidation or similar proceedings against either party, or the assignment of either party's assets for the benefit of creditors.

Intellectual Property

        Our objective is to obtain, maintain and enforce patent protection for our products, compounds, formulations, processes, methods, assays and other proprietary technologies and services invented, developed, licensed or acquired by us; to preserve our trade secrets; and to maintain our business without infringing the proprietary rights of third parties. We believe the protection of patents, trademarks, trade secrets and other proprietary rights that we own or license are critical to our success and competitive position. Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, our development, manufacture and sale of such products could be severely restricted or prohibited.

        We actively seek to obtain and maintain intellectual property protection for our products, proprietary information, proprietary technology and services and trademarks. We rely on a combination of patent, trademark, copyright, trade secret, confidentiality and other agreements and other measures to protect our proprietary rights.

  Pharmaceutical Products

        The following summarizes key patents and trademarks related to our pharmaceutical products.

  Entocort EC

        We have the exclusive right to distribute, market and sell Entocort EC in the United States and to use the trademark, ENTOCORT® under an agreement with AstraZeneca which currently runs through December 31, 2010. In the United States, Entocort EC is protected by two patents, the term of exclusivity for which expires in May 2011 and January 2015, respectively, the latter of which is the compound patent covering the tablet's enteric coating. Both of the patents are owned by an affiliate of AstraZeneca. Under the agreement, AstraZeneca has the exclusive right to determine what action, if any, will be taken in the event of any infringement or threatened infringement of the above patents or the trademark.

  Lotronex

        We own the rights to all Lotronex trademarks and the five active U.S. patents covering Lotronex which expire in May 2011, January 2013, January 2018, October 2018 and October 2018. Of these five patents, the compound patent is the patent expiring in January 2013 and the patents expiring in October 2018 are method of use patents. We have the exclusive right to determine what action, if any, will be taken in the event of any infringement or threatened infringement of these patents.

  Helidac Therapy

        We have a license to make, have made, use, offer to sell and sell Helidac and have a license to use the trademark, Helidac®, under a worldwide license agreement with The Procter & Gamble Company, or P&G. Currently, Helidac is only approved and sold in the United States. Helidac is protected by four issued patents. Two of these patents expire on April 4, 2012, and the other two patents expire on October 26, 2010 and February 11, 2014. The license with P&G terminates on the expiration of the related patents. Under the license agreement, P&G has the right, but not the obligation, to take action in the event of an infringement or threatened infringement.

  Other Non-Promoted Pharmaceuticals

        All of the patents related to Imuran, Ridaura, Trandate and Zyloprim expired prior to our acquisition of the products in April 2001. As a result, multiple generics of all of these branded products, except Ridaura, are marketed by others. Our mercaptopurine product is a generic of the branded product Purinethol®, which is marketed by GATE Pharmaceuticals. There are also several other generic mercaptopurine products on the market.

        We own the trademarks Imuran®, Ridaura®, Trandate® and Zyloprim®.

        In addition to the trademarks set forth above, we currently use the following trademarks in our pharmaceutical business: PROMETHEUS®, "for the person in every patient®," "practice to practice®" and our interlink logo design.

  COLAL-PRED

        We have licensed the exclusive right to develop and commercialize Colal-Pred and to use the trademarks COLAL-PRED®, COLALPRED® and COLAL® in North America under an exclusive license agreement with Alizyme. In the United States, Colal-Pred is covered by two issued patents that expire in May 2009 and March 2011, respectively. In addition, a separate pending application exists in United States, Canada and Mexico which covers Colal-Pred, and if issued, would expire in February 2023.

  Diagnostic Testing Services

        The following summarizes key patents and trademarks related to our diagnostic testing services.

  IBD Serology 7

        We have exclusive licenses to, or own, four issued methods of use patents in the United States related to technology included in our IBD Serology 7 panel. The issued patents expire on dates ranging from May 12, 2015 to May 19, 2020. These include two issued patents under license agreements with Cedars-Sinai and UCLA, described in more detail in the section "—Material Agreements—Cedars-Sinai/UCLA." We are responsible for the prosecution and maintenance and have the right to assert the patent rights licensed under this agreement. The agreement runs through the life of the applicable patents. We have also filed two additional patent applications in the United States, one through our license agreement with Corixa, described in more detail in the section "—Material Agreements—Corixa," and the other for technology we own.

  Thiopurine Metabolites

        Five U.S. methods of use patents have issued covering our Thiopurine Metabolites diagnostic test. These patents all expire on April 18, 2019. We have also filed additional patent applications as "continuations" of the issued patents. We have access to these patents and patent applications through an exclusive license agreement with Sainte-Justine Hospital. We have the right to use the technology worldwide, although currently we only market and perform the tests in the United States. Under the agreement, we are responsible for prosecuting and have the right to enforce the patents. The term of the agreement with Sainte-Justine Hospital runs through the life of the patents.

  TPMT Genetics

        We have co-exclusive rights under a sublicense with Genaissance Pharmaceuticals to a U.S. patent for our TPMT Genetics test. The patent is owned by St. Jude Children's Research Hospital and expires on August 14, 2015. Under the agreement, the sublicense is for testing performed in the United States and runs through the life of the patent.

  TPMT Enzyme

        Our TPMT Enzyme diagnostic test is covered by a U.S. methods of use patent. We own this patent, and it expires on May 16, 2021.

  Celiac Disease

        There is no intellectual property, either owned or licensed, related to our diagnostic tests for celiac disease. These tests include our Celiac Serology, Celiac Genetics and Celiac Plus.

        Except as noted above, substantially all of the diagnostic tests we sell include technology that is covered by issued patents or patent applications that we own, license or sublicense. In addition to the U.S. patents and patent applications discussed above, we also have similar foreign patents and patent applications; however, all of our business is currently in the United States. Although we have no current plans to do so, we may expand selectively into countries outside the United States in the future.

        We currently use the following trademarks in our diagnostic business: PROMETHEUS®, FIBROSpect®, LactoTYPE®, "for the person in every patient®," "practice to practice®," and our interlink logo design.

        Patents, laws, contractual restrictions or trade secrets may not be sufficient to prevent unauthorized use or misappropriation of our technology or to deter others from independently developing products that are substantially equivalent or superior to our technologies, services or products. In addition, our ability to assert our patents against a potential infringer depends on our ability to detect and prove the infringement. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Even if we prevail, litigation is costly and time-consuming and diverts and consumes the attention of our management and key personnel from our business operations.

        While we intend to take the actions that we believe are necessary to protect our proprietary rights, we may not always be successful in doing so, or it may not always be prudent to do so. In some situations, we may be dependent on the owners of the proprietary rights that protect our products. These owners are not our employees, and we cannot directly control their actions or the amount or timing of resources they devote on our behalf. In addition, we may face challenges to the validity and enforceability of proprietary rights and may not prevail in any litigation regarding those rights. As a result, these patents may be narrowed in scope, deemed noninfringed, unenforceable or invalidated and may fail to provide us with any market exclusivity or competitive advantage even after our investment of significant amounts of time and money.

        Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Furthermore, a patent infringement suit brought against us or any customers or partners may force us to stop or delay developing, manufacturing or selling products or potential products that are claimed to infringe a third party's intellectual property, unless that party grants or licenses us rights to use its intellectual property. Even if we are able to obtain rights to a third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we could be unable to commercialize some of our products or could have to cease some of our business operations as a result of successful patent infringement claims, either of which could severely harm our business.

Government Regulation

        Government authorities in the United States, at the federal, state, and local level, and foreign countries extensively regulate, among other things, the following areas relating to our pharmaceutical products and diagnostic testing services:

  •
  research and development;

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  testing, manufacture, labeling and promotion;

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  advertising, distribution, sampling and marketing; and

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  importation and exportation.

        The pharmaceutical products developed or marketed by us will, and certain of our diagnostic products may, require regulatory approval by governmental agencies prior to commercialization. Various federal statutes and regulations also govern or influence the testing, manufacturing, safety, labeling, storage, record keeping, and marketing of pharmaceutical products. All these regulations are also subject to change at any time. Any such changes may adversely affect us and our ability to market and sell our products and services. The process of obtaining these approvals and the subsequent compliance with applicable statutes and regulations require the expenditure of substantial time and financial resources. Although we currently do not have any plans to begin selling products and services outside the United States, we may do so in the future should an appropriate opportunity become available or as a strategy to grow our business.

  Pharmaceutical Products

        Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of pharmaceutical products. All of our current pharmaceutical products, and any that we acquire or develop in the future, require regulatory approval by governmental agencies. This includes rigorous preclinical testing, human clinical trials and other pre-market approval requirements by the FDA and regulatory authorities in applicable foreign countries. Various federal, state and foreign statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping, distribution and marketing of such products (including the distribution of pharmaceutical samples).

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. If we fail to comply with the applicable requirements at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include:

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  refusal to approve pending applications;

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  withdrawals of approvals;

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  clinical holds;

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  warning letters;

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  product recalls and product seizures; and

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  total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution.

        Any agency enforcement action could have a material adverse effect on us.

  New Drug Approval Process

        A new drug approval by the FDA is generally required before a drug may be marketed in the United States. This process generally involves:

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  completion of preclinical laboratory and animal testing in compliance with the FDA's good laboratory practice regulations;

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  submission to the FDA of an investigational new drug, or IND, application for human clinical testing which must become effective before human clinical trials may begin;

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  performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product for each intended use;

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  satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is produced to assess compliance with the FDA's current Good Manufacturing Practice, or cGMP, regulations; and

  •
  submission to and approval by the FDA of an NDA application.

        The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for Colal-Pred or any future product candidates will be granted on a timely basis, if at all.

        Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial.

        A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice regulations, including regulations for informed consent.

        For purposes of an NDA submission and approval, human clinical trials are typically conducted in the following three sequential phases, which may overlap:

  •
  Phase 1:    Studies are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients.

  •
  Phase 2:    Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

  •
  Phase 3:    These are commonly referred to as pivotal studies. When Phase 2 evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase 3 trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites.

  •
  Phase 4:    In some cases, FDA may condition approval of an NDA for a product candidate on the sponsor's agreement to conduct additional clinical trials after NDA approval. Such post approval trials are typically referred to as Phase 4 studies.

        The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA. NDAs must also contain extensive manufacturing information. The cost of preparing and submitting an NDA is substantial. Under federal laws, the submission of most NDAs is subject to a substantial application user fee, currently exceeding $1.1 million. The FDA has agreed to certain performance goals in the review of NDAs. It is likely that our product candidate NDAs, if any, will be reviewed over a ten-month period by the FDA. The review process is often significantly extended by FDA requests for additional information or clarification. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than us. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase 3 clinical trial.

        Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase 4 studies, and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these postmarketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new or supplemental NDA, which may require us to develop additional data or conduct additional preclinical studies and clinical trials. Manufacturers and sponsors of approved drugs are subject to annual product and establishment fees, currently exceeding $390,000 per manufacturing establishment and $65,000 per product.

  Manufacturing cGMP Requirements

        We use, and will continue to use, third-party manufacturers to produce our products. We must audit the quality control and manufacturing procedures of our contract manufacturers, who must continue to conform to cGMP after approval. Our contract manufacturers are required to register their facilities and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMP which imposes procedural and documentation requirements relating to quality assurance and quality control.

        Future FDA inspections could identify compliance issues at the facilities of our contract manufacturers that could disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with requirements may result in restrictions on a product, manufacturer or us. Such restrictions could include withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay or stop further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications. Any new government requirements could also delay or prevent regulatory approval of products under development.

        Accordingly, we must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Further, any of the above matters could limit or restrict our ability to manufacture or sell our pharmaceuticals products and, thereby, have a materially adverse effect on our sales and profitability.

  Pharmaceutical State Regulation

        In addition to federal law, several states now require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products and the reporting of gifts to individual physicians in the states. Other states require the posting of information relating to clinical studies. In addition, California requires pharmaceutical companies to implement a comprehensive compliance program that includes a limit on expenditures for or payments to individual prescribers. Currently, several additional states are considering similar proposals. While we believe we have a comprehensive compliance program, compliance with these laws is difficult and time consuming and companies that do not comply with these state laws face civil penalties. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

  Diagnostic Testing Services

        We provide our diagnostic testing services through our clinical laboratory based in San Diego, California. Accordingly, we are subject to governmental regulation at the federal, state, and local levels as a clinical laboratory. Federal law includes CLIA, which provides for the regulation of clinical laboratories by the Centers for Medicare and Medicaid Services, or CMS, an agency within the Department of Health and Human Services, or HHS, and which mandates that all clinical laboratories be certified to perform testing on human specimens and provide specific conditions for certification. These regulations also contain guidelines for the qualification, responsibilities, training, working conditions and oversight of clinical laboratory employees. In addition, more specific requirements are imposed for certain types of tests which are performed in a laboratory. CLIA, and the regulations promulgated thereunder, are enforced through quality inspections of test methods, equipment, instrumentation, materials and supplies on a periodic basis.

        Any change in or lack of compliance with CLIA, or these regulations or in the interpretation thereof, could have a material adverse effect on our business. Changes in regulation could significantly increase our development, compliance and operating costs or could decrease the amount of reimbursement received for testing services performed. Further, governmental authorities may impose fines, criminal penalties or take other actions to enforce laws and regulations, including revoking our federal certification, which is required to operate our laboratory.

  FDA Regulation

        The FDA has regulatory responsibility over instruments, test kits, reagents and other medical devices used to perform diagnostic testing by clinical laboratories. In the past, the FDA has claimed regulatory authority over laboratory-developed tests, but had not exercised its enforcement authority in regulating most laboratory-developed tests performed by high complexity, CLIA-certified laboratories. However, in September 2006, the FDA published two draft guidance documents pertaining to regulation of laboratory-developed tests. In addition, bills proposing various regulatory schemes may be introduced in Congress which, if passed into law, could also materially change the regulation of laboratory-developed tests.

        Under the first of the draft guidance documents, the FDA proposed to reclassify certain reagent products out of the Class I (exempt) Analyte Specific Reagent category so that they would be subject to the FDA's clearance or approval requirements, which significantly exceeds current regulations. The FDA issued the final version of this document, referred to as the ASR Guidance Document, in September 2007. The ASR Guidance Document may restrict laboratory access to currently available reagent products if, in response to FDA regulation, the manufacturers withdraw their reagent products from the market. Although we do not believe the impact of the ASR Guidance Document on our current laboratory-developed tests to be material, the ASR Guidance Document could limit how we are able to perform or develop new tests in the future should certain reagent products be withdrawn from, or be delayed in getting to, the market.

        The second of the draft guidance documents described certain laboratory-developed tests that the FDA intends to regulate as in vitro diagnostic test systems (i.e., as medical devices). The FDA refers to this category of laboratory-developed tests as "In Vitro Diagnostic Multivariate Index Assays," or IVDMIAs. The FDA issued a revised draft guidance pertaining to IVDMIAs in July 2007. In the document, the FDA defines an IVDMIA as a device that combines the values of multiple variables using an interpretation function to yield a single, patient-specific result that is intended for use in the diagnosis of a disease or other condition, or in the diagnosis, cure, mitigation, treatment, or prevention of a disease, and that provides a result that cannot be independently verified by the end user and whose derivation is non-transparent. The IVDMIA draft guidance, if adopted as published, would extend FDA oversight over laboratories that offer laboratory-developed tests which satisfy this definition. Under the draft guidance, IVDMIAs would require either FDA clearance or approval as a device. The process for clearance or approval could be time consuming and costly, requiring clinical trials and quality systems similar to those described for pharmaceuticals above. We believe that several of our currently marketed tests and substantially all of our tests under development may be defined as IVDMIAs under the draft guidance.

        IVDMIAs would be subject to the requirements that the FDA applies to other devices. These requirements would include registering the facility with the FDA, listing the products with the FDA, submitting reports to the FDA, and complying with the FDA's Quality System Regulation, or QSR. The QSR imposes requirements relating to product design, testing, record keeping, distribution, and documentation. The failure to comply with the FDA's requirements can result in enforcement action, including issuance of a warning letter, product recall, restrictions on marketing, product seizure, injunction, civil penalties, and criminal prosecution.

        We believe FDA regulation of laboratory-developed tests and the increased regulation of the various reagent products used in laboratory-developed testing will lead to a substantially increased regulatory burden, additional costs and delays in introducing new tests. To date, the FDA has held hearings and requested public response to the draft IVDMIA guidance document. Industry representatives and others have communicated their concerns to representatives of the FDA. It is not possible to predict when or if the FDA might issue a final IVDMIA guidance or what changes might be made to the draft document.

  State Regulation

        CLIA does not preempt state laws that are more stringent than federal law. As described below, several states do have regulations applying to laboratory-based testing with which we must comply.

  New York Laboratory Licensing

        Because we receive specimens from New York State, our clinical laboratory is required to be licensed by and to maintain a license in the State of New York. New York state laws and regulations establish standards for:

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  the day-to-day operation of a clinical laboratory, including training and skill levels required of laboratory personnel;

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  physical requirements of a facility;

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  equipment; and

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  quality control.

        New York law also mandates proficiency testing for laboratories licensed under New York state law, regardless of whether or not such laboratories are located in New York. If a laboratory is out of compliance with New York statutory or regulatory standards, the New York State Department of Health, or the DOH, may suspend, restrict or revoke the laboratory's New York license or assess civil money penalties. Statutory or regulatory noncompliance may result in a laboratory being found guilty of a misdemeanor under New York law. Should we be found out of compliance with the State of New York's laboratory requirements, we could be subject to such sanctions, which could harm our business. We maintain a current license in good standing with the DOH. However, we cannot provide assurance that the DOH will at all times find us to be in compliance with all such laws.

  Regulation by Other States

        Florida, Maryland, Pennsylvania and Rhode Island require out-of-state laboratories which accept specimens from those states to be licensed. We have obtained licenses in those four states and believe we are in compliance with applicable licensing laws. From time to time, we may become aware of other states that require out of state laboratories to obtain licensure in order to accept specimens from the state, and it is possible that other states do have such requirements or will have such requirements in the future. If we identify any other state with such requirements or, if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

  Fraud and Abuse Regulation

        We are subject to various federal and state laws and regulations governing our marketing and sales practices, including the anti-kickback and false claims laws and the Stark Act. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical companies and/or clinical laboratories on one hand and physicians on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting identified common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

        Federal false claims laws prohibit any person from knowingly presenting or causing to be presented a false claim for payment to the federal government, or knowingly making or causing to be made a false statement to get a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company's marketing of the product for unapproved, and thus non-reimbursable, uses.

        In addition, a federal anti-"self-referral" law, commonly known as the Stark Act, prohibits, with certain exceptions, Medicare payments for designated health services, including laboratory tests referred by physicians who personally, or through a family member, have an investment interest in, or a compensation arrangement with, the entity from whom the referral was received. These restrictions also apply to Medicaid-covered services. Many states have similar anti-"self-referral" and other laws that are not limited to Medicare and Medicaid referrals and could also affect investment and compensation arrangements with physicians. We cannot predict if some of the state laws will be interpreted contrary to our practices.

        The majority of states also have statutes or regulations similar to the federal anti-kickback law, false claims and the Stark Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a company's products from reimbursement under government programs, criminal fines and imprisonment.

  Privacy and Security of Health Information

        In 1996, Congress passed the Health Insurance Portability and Accountability Act, or HIPAA. Among other things, HIPAA requires HHS to issue regulations designed to improve the efficiency and effectiveness of the healthcare system by facilitating the transfer of health information along with protecting the confidentiality and security of health information. Specifically, Title II of HIPAA, the Administrative Simplification Act, contains four provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the healthcare system and the standardization of data content, codes and formats used in healthcare transactions. We are currently subject to the HIPAA regulations and have undertaken and implemented procedures and training to comply with such HIPAA regulations. Penalties for non-compliance with HIPAA include both civil and criminal penalties.

        The privacy regulations protect medical records and other personal health information by limiting its use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. In addition to the federal privacy regulations, there are a number of state laws regarding the confidentiality of health information that are applicable to clinical laboratories. The penalties for violation of state privacy laws vary widely. We believe that we take the necessary steps to comply with health information privacy and confidentiality statutes and regulations. Our failure to maintain compliance or changes in state or federal laws regarding privacy could result in civil or criminal penalties and could have a material adverse effect on our business.

        HHS has transaction and code set regulations which establish standards for eight electronic transactions and four code sets to be used in those transactions. They also contain requirements concerning the use of these standards by health plans, healthcare clearinghouses and certain healthcare providers. In addition, HHS has security regulations which establish standards for the security of electronic protected health information to be implemented by health plans, healthcare clearinghouses and certain healthcare providers. Our failure to maintain compliance with these regulations could result in civil or criminal penalties and could have a material adverse effect on our business.

  Environmental

        We are subject to federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and radioactive materials. With respect to our pharmaceutical products, we use third-party vendors to dispose of expired or returned product, some of which are considered to be hazardous waste. Our clinical laboratory also generates medical and hazardous waste. In most cases, we use outside vendors to dispose of such waste and contractually require them to comply with applicable laws and regulations. In addition, transportation of our clinical laboratory specimens and some laboratory supplies are also considered hazardous materials subject to regulation by the Department of Transportation, the Public Health Service, the U.S. Postal Service and the International Air Transport Association. We believe our shipping and packaging practices comply with such regulations. In addition, our present and future business has been and will continue to be subject to various other laws and regulations, including state and local laws relating to such matters as the disposal of potentially hazardous substances.

  Occupational Safety

        The federal Occupational Safety and Health Administration, or OSHA, has established extensive requirements relating specifically to workplace safety for healthcare employers. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through sharps or needle stick injuries. There are similar state requirements with which we also must comply.

Third-Party Reimbursement and Pricing Controls

        In the United States and elsewhere, sales of pharmaceutical products and diagnostic testing services depend in significant part on the availability of reimbursement to the consumer from third-party payors, such as from government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. If our products and services are not considered cost effective, coverage and reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis. The passage of the Medicare Prescription Drug and Modernization Act of 2003 imposes new requirements for the distribution and pricing of prescription drugs which may affect the marketing of our products.

  Reimbursement for Pharmaceutical Products

        In many foreign markets, including the countries in the European Union, pricing of pharmaceutical products is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

  Reimbursement for Diagnostic Testing Services

        Most of our diagnostic testing services are paid for under contracts we have entered into with commercial insurance carriers, hospitals or other laboratories. We also bill non-contracted payors, who generally will pay us usual and customary fees for the services performed, although some payors reject our claims. In addition, subject to laws and regulations and certain other restrictions, we bill patients directly and will bill patients for any balances remaining due after attempting to collect from non-contracted payors. We also participate in Medicare and Medicaid programs.

        The healthcare industry has experienced significant changes in reimbursement practices during the past several years. Government payors, such as Medicare and Medicaid, as well as private payors and large employers, have taken steps and may continue to take steps to control the cost, utilization and delivery of healthcare services, including clinical laboratory services. Recently, Congress has mandated that CMS conduct a demonstration project that uses competitive acquisition for payment of certain clinical laboratory services that would otherwise be using Medicare fee schedules. The amounts to be paid to contractors under this demonstration project are likely to be less than the Medicare fee schedule. At this time, we are uncertain how or whether this competitive bid process will affect our business. Our reimbursement from Medicare is generally substantially less than we receive from other payors. Overall, reimbursement under Medicaid programs is substantially below our costs to perform the testing services; however, it currently represents a small component of our business. If we cannot offset future reductions in the payments we receive for our services by reducing costs, increasing test volume or introducing new procedures, it could have an adverse impact on our revenues and profitability.

        Billing and reimbursement for clinical laboratory testing is subject to significant and complex federal and state regulation. Penalties for violations of laws relating to billing federal healthcare programs and for violations of federal fraud and abuse laws include: (1) exclusion from participation in Medicare/Medicaid programs; (2) asset forfeitures; (3) civil and criminal fines and penalties; and (4) the loss of various licenses, certifications and authorizations necessary to operate our business.

Employees

        As of January 31, 2008, we had 374 employees, of which 29 were in research and development, 219 were in sales and marketing, 54 were in laboratory operations and 72 were in general and administration. We believe that our relations with our employees are good and we have no history of work stoppages. Generally, our employees are at-will employees. We have entered into an employment agreement with our President and Chief Executive Officer.

Facilities

        We lease approximately 99,000 square feet of space at our administrative, research and laboratory facility in San Diego, California under a lease that expires in December 2012. We believe that our current facilities are adequate for our needs for the near future and that, if needed; suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

Legal Proceedings

        In June 2004, we filed a complaint against Mayo Collaborative Services in the U.S. District Court for the Southern District of California for infringement of two patents, both of which relate to our Thiopurine Metabolites diagnostic testing services. We are an exclusive licensee of these patents pursuant to a license agreement with Sainte-Justine Hospital. In December 2005, Mayo Clinic Rochester was added to the case as a defendant. We believe that Mayo Collaborative Services and Mayo Clinic Rochester have infringed these patents. Mayo Collaborative Services and Mayo Clinic Rochester have answered our complaint and asserted affirmative defenses and counterclaims, including that our patents are invalid, not infringed and unenforceable. We have denied these counterclaims. We are seeking a court order that would prevent Mayo Collaborative Services or Mayo Clinic Rochester from commercializing products which infringe either of the two patents.

        In November 2005, the court granted our motion for summary judgment of infringement, holding that Mayo Collaborative Services infringed one of the claims of one patent. The court has also denied Mayo Collaborative Services' motion for summary judgment that it had not infringed either patent. A consolidated hearing on a number of other motions for summary judgment, including a motion related to the validity of the patents, was held on May 10, 2007, however the court has not yet entered an order on these motions. Fact and expert discovery has closed. No trial date has been set.

        We believe that there are currently no other claims that would have a material adverse impact on our financial position, operations or potential performance.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information about our executive officers and directors as of December 31, 2007:

Name	Age	Position
Joseph M. Limber	55	President, Chief Executive Officer, Chief Financial Officer and Director
Henry Y. Pan, M.D., Ph.D.	61	Executive Vice President, Chief Scientific and Medical Officer
Michael V. Swanson	53	Senior Vice President, Finance
William Franzblau	45	Vice President, Legal Affairs and Secretary
Lee R. McCracken	49	Corporate Head of Business Development
Fortunato R. Rocca	46	General Manager, Gastrointestinal Products
Toni L. Wayne	54	Vice President, Human Resources
Timothy R. G. Sear	70	Chairman of the Board of Directors
Rolf A. Classon	62	Director
David A. Durkin	39	Director
Kathleen D. LaPorte	46	Director
Jean-Pierre Millon	57	Director
Adele C. Oliva	41	Director
Stephan R. Targan, M.D.	62	Director
Robert S. Whitehead	57	Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Nominating/Corporate Goverance Committee.

Executive Officers

        Joseph M. Limber has served as our President and Chief Executive Officer since December 2003, Chief Financial Officer since December 2007 and as a member of our Board of Directors since January 2004. From January 2003 to July 2003, Mr. Limber was a consultant and interim Chief Executive Officer for Deltagen, Inc., a provider of drug discovery tools and services to the biopharmaceutical industry. From April 1998 to December 2002, Mr. Limber was the President and Chief Executive Officer of ACLARA BioSciences, Inc. (now Monogram Biosciences, Inc.), a developer of assay technologies and lab-on-a-chip systems for life science research. From 1996 to 1998, he was the President and Chief Operating Officer of Praecis Pharmaceuticals, Inc. (acquired by GlaxoSmithKline plc), a biotechnology company focused on the discovery and development of pharmaceutical products. Prior to Praecis, Mr. Limber served as Executive Vice President of SEQUUS Pharmaceuticals, Inc. (acquired by Alza Corporation and now part of the Johnson & Johnson family of companies). He also held management positions in marketing and sales with Syntex Corporation (now F. Hoffmann-La Roche Ltd.) and with Ciba-Geigy Corporation (now Novartis AG). Mr. Limber serves on the Board of Directors of Panacos Pharmaceuticals, Inc. Mr. Limber holds a B.A. from Duquesne University.

        Henry Y. Pan, M.D., Ph.D. has served as our Executive Vice President, Chief Scientific and Medical Officer since June 2006. From October 2001 to June 2006, Dr. Pan was Executive Vice President and Chief Medical Officer at Neurocrine Biosciences, Inc., a publicly-traded pharmaceutical company. From 2000 to 2001, he was Managing Director of VennWorks LLC, an operating company that created, built and operated companies in different technology areas. He also served as the Chief Executive Officer of VennWorks RTP. Prior to joining VennWorks, Dr. Pan was the co-founder, President, Chief Executive Officer, and Managing Partner of Pharmacologics LLC from 1999 to 2000. From 1997 to 1999, he was President and Chief Executive Officer of the Pharmaceutical Services division of MDS Inc., an integrated contract research organization. Dr. Pan served as Executive Vice President, Drug Development and Medical Affairs at DuPont Merck Pharmaceutical Company from 1992 to 1997. He was at Bristol-Myers Squibb from 1985 to 1992, most recently as Vice President of Clinical Research and Development. Dr. Pan received a B.S. in Genetics from McGill University in 1969, an M.S. in Toxicology and a Ph.D. in Pharmacology from the University of Hawaii in 1973 and 1974, respectively, and an M.B.B.S. (equivalent to M.D.) from the University of Hong Kong in 1979. He completed his fellowship training in Clinical Pharmacology in 1985 at Stanford University and is a fellow of the American College of Cardiology, the American College of Clinical Pharmacology, the American Heart Association, the Faculty of Pharmaceutical Medicine of the Royal College of Physicians in the United Kingdom, the American Society of Angiology, the Institute of Biological and Clinical Investigation and the Academy of Medicine of New Jersey.

        Michael V. Swanson has served as our Vice President, Finance and Chief Financial Officer from July 2000 to January 2007, at which time he became our Senior Vice President, Finance and Chief Financial Officer until December 2007. Mr. Swanson is currently Senior Vice President, Finance. Mr. Swanson also served as our Secretary from May 2002 to December 2007. Previously, he was Senior Vice President and Chief Financial Officer of Advanced Tissue Sciences, Inc., a publicly-traded biomedical company, where he served in senior financial positions for over ten years. Mr. Swanson also served as Director of Finance of Fisher Scientific Group, Inc., a health and scientific technology company, and at its parent, The Henley Group, Inc., a widely diversified holding company. He also previously worked for the public accounting firm of Deloitte Haskins & Sells, now Deloitte & Touche LLP. Mr. Swanson received a B.S. in Business Administration from the California Polytechnic State University at San Luis Obispo and an M.B.A. from the University of Southern California.

        William Franzblau has served as our Senior Director of Legal Affairs from September 2004 to June 2005, at which time he became our Vice President, Legal Affairs. He has also served as our Secretary since December 2007. From January 2004 to May 2004, he was a consultant to Nanogen, Inc. From March 2002 to January 2004, he was Vice President of Legal Affairs for Nanogen, Inc., a molecular diagnostics company. From March 1999 through January 2001, Mr. Franzblau served as Vice President, General Counsel and Chief Financial Officer of Atabok, Inc., a company which provides methods for secure communications and digital rights management. From March 1993 to September 1999, he was General Counsel and Chief Financial Officer of Hemagen Diagnostics, Inc., a publicly-traded medical diagnostics company. Mr. Franzblau received a B.A. in Psychology from Boston University and a J.D. and an L.L.M. in Taxation from Boston University School of Law.

        Lee R. McCracken has served as our Corporate Head of Business Development since September 2004. From June 2002 to March 2004, Mr. McCracken was Senior Vice President Pharmaceutical Business Development of Diversa Corporation, a biotechnology company, where he was responsible for strategy, mergers and acquisitions, and corporate partnering. From 2000 to 2002, he was President and Chief Business Officer of GenStar Therapeutics Corp., a biotechnology company. Prior to GenStar Therapeutics, Mr. McCracken served as Senior Vice President of Corporate Development at CombiChem, Inc. Previously, he served as Director of Business Development for the Americas Region of Allergan Inc., a specialty pharmaceutical and medical device company and as Managing Director of Pacific Pharma L.P., a subsidiary of Allergan. He also held positions in the venture capital industry with Union Venture Corp. and 3i plc. Mr. McCracken received a B.S. in Commerce from Santa Clara University, an M.S. in Computer Science from the University of Dayton and an M.B.A. from The Anderson School at UCLA.

        Fortunato R. Rocca has served as our General Manager, Gastrointestinal Products since July 2005. From March 2004 to May 2005, Mr. Rocca was the General Manager of Marketing, Sales, Sales Operations, Managed Markets and Contracting at Alpharma Inc., a specialty pharmaceutical company. From November 1998 to January 2004, he served in senior sales and marketing management positions for Elan Pharmaceuticals, Inc. Mr. Rocca received a B.S. in Marketing and Personnel Management from Towson State University.

        Toni L. Wayne has served as our Vice President, Human Resources since June 2004. From October 2002 to June 2004 and from January 1998 to January 2002, Ms. Wayne served as Vice President of Human Resources for Baxter International Inc.'s BioScience pharmaceutical division. She joined Baxter in November 1996, as Director of Human Resources for the Hyland Division. From January 2002 to September 2002, she was Vice President, Human Resources for Elan Pharmaceuticals, Inc.'s Biopharmaceutical division. From January 1980 to June 1996, Ms. Wayne held varying positions of management responsibility in human resources, manufacturing, quality and project management with Hybritech Incorporated, then a division of Eli Lilly and Company. Ms. Wayne received a B.A. in Biology from the University of California at San Diego.

Board of Directors

        Timothy R.G. Sear has served as a member of our Board of Directors since September 2004 and as Chairman of our Board of Directors since November 2004. Mr. Sear retired in October 2004 as President and Chief Executive Officer of Alcon, Inc., a publicly-traded global medical company specializing in eye care products, a position which he had held since 1997. Mr. Sear held positions of increasing responsibility with Alcon since 1971. Mr. Sear currently serves as Chairman Emeritus of the Board of Directors of Alcon. Mr. Sear is also a member of the Board of Directors of GTx, Inc., a publicly-traded biopharmaceutical company, and of Sigma-Aldrich Corporation, a publicly-traded life sciences and technology company. Mr. Sear is a graduate of Manchester University in the United Kingdom and Copenhagen University, Denmark and received an M.B.A. in International Business from Indiana University. He is also a graduate of Harvard Business School's Advanced Management Program.

        Rolf A. Classon has served as a member of our Board of Directors since September 2004. From May 2005 to March 2006, he served as Chief Executive Officer of Hillenbrand Industries Inc., a publicly-traded holding company. From September 2002 to July 2004, Mr. Classon was Chairman of the Executive Committee of Bayer HealthCare, a sub-group of Bayer AG, and was President of Bayer HealthCare L.L.C., a subsidiary of Bayer AG. Previously, he had been President of Bayer's Diagnostic Division and head of Bayer's Worldwide Business Group—Diagnostics since 1995. Bayer is an international research-based company active in life sciences, polymers and chemicals. Mr. Classon currently serves on the boards of directors of Enzon Pharmaceuticals, Inc., a company focused on oncology and antivirus pharmaceuticals, ISTA Pharmaceuticals, Inc., a company involved in opthamological pharmaceuticals, Millipore Corporation, a bioscience company that provides technologies, tools and services for the discovery, development and production of therapeutic drugs and for other purposes, PharmaNet Development Group, Inc. an international drug development services company, Auxilium Pharmaceuticals, Inc., a publicly-traded specialty pharmaceutical company in the fields of urology and men's health, and Hillenbrand Industries Inc. Mr. Classon received his Chemical Engineering Certificate from the Gothenburg School of Engineering and the Swedish equivalent to an M.B.A. from the University of Gothenburg.

        David A. Durkin has served as a member of our Board of Directors since August 2003. Since July 2005, Mr. Durkin has served as a Partner of Avista Capital Partners, a private equity firm focused on investments primarily in growth-oriented energy, healthcare and media companies. Mr. Durkin, through an arrangement with an affiliate of Avista Capital Partners, serves as a consultant to assist in the monitoring of certain portfolio companies of DLJ Merchant Banking Partners III, L.P. and related investment funds, which are affiliated with Credit Suisse. From 2002 to 2005, prior to founding Avista Capital Partners, he was a Director in Credit Suisse's asset management business and a Partner with DLJ Merchant Banking Partners III, L.P. Mr. Durkin joined Donaldson, Lufkin & Jenrette, or DLJ, in 1996 and Credit Suisse in 2000 upon its merger with DLJ. Previously, he was a C.P.A. at Arthur Andersen LLP in the field of public accounting. He serves on the boards of directors of Frontier Drilling ASA, IWCO Direct and Merrill Corporation. Mr. Durkin received a B.A. in Economics from Stanford University and an M.B.A. from the Wharton School at the University of Pennsylvania.

        Kathleen D. LaPorte has served as a member of our Board of Directors since August 2002. Since 2005, Ms. LaPorte has served as a Managing Director of New Leaf Venture Partners, L.L.C., a venture capital firm, of which she was a founding partner. From 1994 to 2005, she served as General Partner of Sprout Group, a venture capital firm affiliated with Credit Suisse, parent company of the Sprout Group, which she joined in 1993. From 1987 to 1993, Ms. LaPorte served as an employee at Asset Management Company, a venture capital firm, most recently as a Principal. Ms. LaPorte currently serves as a member of the Board of Directors of Aesthetic Sciences Corp., Affymax, Inc., ISTA Pharmaceuticals, Inc., Pearl Therapeutics, Inc., Transcept Pharmaceuticals, Inc., and VNUS Medical Technologies. Ms. LaPorte holds a B.S. from Yale University and an M.B.A. from Stanford University Graduate School of Business.

        Jean-Pierre Millon has served as a member of our Board of Directors since March 2003. Mr. Millon is a member of the Board of Directors of CVS/Caremark Corporation, a publicly-traded pharmacy services company, Cypress Bioscience, Inc., a publicly-traded pharmaceutical company, Medical Present Value, Inc., a medical services company and Infusystem Holdings, Inc., a healthcare services company. Mr. Millon joined the CVS/Caremark Board in March 2007 as a result of the acquisition of Caremark Rx, Inc. by CVS Corporation. Mr. Millon was previously on the Board of Directors of AdvancePCS, Inc. which was acquired by Caremark in March 2004. He had served on the Board of Directors of AdvancePCS since the merger of PCS Health Systems, Inc. and Advance Paradigm, Inc. in 2000. He is a co-founder of BLS LLC, a consulting and investing entity, and from 2001 until 2003 he was a special limited partner at Care Capital LLC, a HealthCare Venture Fund. Mr. Millon joined PCS Health Systems, Inc. in 1995, where he served as its President and Chief Executive Officer from 1996 to 2000. Prior to joining PCS Health Systems, Mr. Millon served as an executive and held several leadership positions with Eli Lilly and Company, the former parent company of PCS Health Systems. Mr. Millon received a degree in Mechanical Engineering from Ecole Centrale de Lyon, France, a degree in Economics from the University of Lyon, France and an M.B.A. in Finance from the Kellogg School of Business at Northwestern University.

        Adele C. Oliva has served as a member of our Board of Directors since June 2005. Since June 2007, Ms. Oliva has served as a partner at Quaker BioVentures, a healthcare focused venture capital firm. From August 1997 to June 2007, Ms. Oliva was at Apax Partners, LP, a global private equity firm, where she most recently served as Co-Head of U.S. Healthcare. Prior to joining Apax, she held positions in marketing and business development at Baxter Healthcare Corporation in their IV Systems Division and CardioVascular Group. Prior to joining Baxter Healthcare, she was a commercial lending officer and senior financial analyst with CoreStates Financial Corp., now part of Wachovia. Ms. Oliva serves as a member of the Board of Directors of SkinMedica, Inc. and EKR Pharma, Inc., each a specialty pharmaceutical company. Ms. Oliva received a B.S. degree from Saint Joseph's University and an M.B.A. from Cornell University, where she was awarded the Fried Fellowship.

        Stephan R. Targan, M.D. is one of our co-founders and has served as a consultant and member of our Board of Directors since January 1996. Dr. Targan is the Director of the Inflammatory Bowel Disease Center at Cedars-Sinai Medical Center, a position he has held since 1992, and he also serves as the Director in the Division of Gastroenterology, a position he has held since 1996. Dr. Targan is a Professor of Distinction, Department of Medicine in the Division of Gastroenterology at the University of California at Los Angeles School of Medicine, where he has served on the faculty since 1978. Dr. Targan received a Bachelor's Degree and an M.D. from Johns Hopkins University.

        Robert S. Whitehead has served as a member of our Board of Directors since April 2003. Mr. Whitehead is Chief Executive Officer of Slate Pharmaceuticals, Inc., a company he founded in May 2007. Prior to that, since November 2005, Mr. Whitehead served as President and Chief Executive Officer of CURE Pharmaceuticals, Inc. From June 2004 to March 2005, he served as President and Chief Operating Officer of Auxilium Pharmaceuticals, Inc., a publicly-traded specialty pharmaceutical company in the fields of urology and men's health. From June 2003 to March 2004, Mr. Whitehead served as President and Chief Executive Officer of Prestwick Pharmaceuticals, Inc., a specialty pharmaceutical company. From December 2001 to June 2003, he was Senior Vice President and Chief Business Officer at ZymoGenetics, Inc., a biopharmaceutical company. Prior to joining ZymoGenetics, Mr. Whitehead served as President and Chief Operating Officer of Dura Pharmaceuticals, Inc. and President, Americas, of Elan Pharmaceuticals, Inc., which acquired Dura Pharmaceuticals in 2000. Mr. Whitehead received his B.S. degree from Temple University, and he serves on the boards of directors of Slate Pharmaceuticals, Inc., CURE Pharmaceuticals, Inc., Protiva Biotherapeutics, Inc., airPharma, LLC and Meditrina Pharmaceuticals, Inc., each a private company.

Board Composition

        Our Board of Directors is currently authorized to have nine members, and is currently composed of eight non-employee members and our current President and Chief Executive Officer, Joseph M. Limber. Upon completion of this offering, our amended and restated articles of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our Board of Directors will be elected each year. To implement the classified structure, prior to the consummation of this offering, three of our directors will be appointed to one-year terms, three will be appointed to two-year terms and three will be appointed to three-year terms. Thereafter, directors will be elected for three-year terms. Our Class I directors, whose terms will expire at the 2009 annual meeting of shareholders, will be Dr. Targan, Ms. LaPorte and Mr. Whitehead. Our Class II directors, whose terms will expire at the 2010 annual meeting of shareholders, will be Mr. Millon, Ms. Oliva and Mr. Classon. Our Class III directors, whose terms will expire at the 2011 annual meeting of shareholders, will be Messrs. Sear, Limber and Durkin.

        Four of our nine directors were elected pursuant to an amended and restated shareholders' agreement, and the voting agreement contained therein, originally entered into on April 30, 2001 by and among us and certain of our shareholders and warrant holders. These directors continue to serve as of the date of this prospectus. The amended and restated shareholders' agreement, and the voting agreement contained therein, will terminate upon completion of this offering, and members previously elected to our Board of Directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock. For a more complete description of the voting agreement, see "Certain Relationships and Related Party Transactions—Amended and Restated Shareholders' Agreement."

Board Committees

        Our Board of Directors has established three committees: the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. Our Board of Directors may establish other committees to facilitate the management of our business.

  Audit Committee

        Our audit committee consists of                        (chair and audit committee financial expert),                         and                         , each of whom our Board of Directors has determined is independent within the meaning of the independent director standards of the Securities and Exchange Commission, or SEC, and The Nasdaq Global Select Market.

        This committee's main function is to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements. This committee's responsibilities include:

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  selecting and hiring our independent registered public accounting firm;

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  evaluating the qualifications, independence and performance of our independent registered public accounting firm;

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  approving the audit and non-audit services to be performed by our independent registered public accounting firm;

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  reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

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  overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

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  reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

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  preparing the audit committee report that the SEC requires in our annual proxy statement; and

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  reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics.

  Compensation Committee

        Our Compensation Committee consists of                         (chair),                         and                         , each of whom our Board of Directors has determined is independent within the meaning of the independent director standards of The Nasdaq Global Select Market. This committee's purpose is to assist our Board of Directors in determining the development plans and compensation for our senior management and directors and recommend these plans to our Board of Directors. This committee's responsibilities include:

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  recommending to the Board of Directors the adoption, amendment and termination of our equity plans, incentive plans, bonus plans and other compensation programs;

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  administering the above plans, establishing guidelines, interpreting plan documents, selecting participants and approving grants and awards;

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  reviewing and approving individual and corporate performance goals and objectives relevant to the compensation of our executive officers;

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  reviewing and approving compensation recommendations for executives, including salary, incentive plans, stock, benefits and perquisites;

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  reviewing and approving the terms of any employment agreements, severance arrangements, change of control protections and any other compensatory arrangements for our executive officers; and

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  preparing the report that the SEC requires in our annual proxy statement,

  Nominating/Corporate Governance Committee

        Our Nominating/Corporate Governance Committee consists of                        (chair),                         and                         , each of whom our Board of Directors has determined is independent within the meaning of the independent director standards of The Nasdaq Global Select Market. This committee's purpose is to assist our Board of Directors by identifying individuals qualified to become members of our Board of Directors, consistent with criteria set by our Board of Directors, and to develop our corporate governance principles. This committee's responsibilities include:

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  evaluating the composition, size and governance of our Board of Directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

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  administering a policy for considering shareholder nominees for election to our Board of Directors;

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  evaluating and recommending candidates for election to our Board of Directors;

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  overseeing our Board of Directors' performance and self-evaluation process; and

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  reviewing our corporate governance principles and providing recommendations to the Board of Directors regarding possible changes.

Compensation Committee Interlocks and Insider Participation

        Prior to establishing the Compensation Committee, our Board of Directors as a whole performed the functions delegated to the Compensation Committee. None of the members of our Compensation Committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of Our Compensation Program

        Our compensation programs are designed to attract and retain employees and reward them for their efforts toward helping us achieve both our short-term and long-term goals. The compensation programs are generally broad-based for all employees and provide reward levels commensurate with their relative position of responsibility. Ours is a pay-for-performance compensation philosophy. We work within the framework of this philosophy to determine each component of an executive's initial and ongoing compensation package based on numerous factors, including:

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  the individual's background, including prior relevant work experience;

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  the individual's role with us, and compensation paid to persons in companies of similar size and stage of development operating in the diagnostics and pharmaceutical industry;

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  the individual's success in achieving performance goals and objectives;

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  comparison to other of our executives having similar levels of expertise and experience; and

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  the demand and competition for executives in the marketplace in which we operate.

        The compensation programs in which our executive officers, which include our named executive officers or NEOs, participate are additionally designed to tie annual and long-term cash and equity incentives to the achievement of specified performance objectives, and to align executives' incentives with the interests of our shareholders. Our NEOs consist of our President, Chief Executive Officer and Chief Financial Officer, our Senior Vice President, Finance, and our three other most highly paid executive officers as determined by total compensation.

Decision Making

        The Compensation Committee is responsible for determining our overall executive compensation philosophy and for evaluating and approving all components of compensation for our executive officers. Our President and Chief Executive Officer recommends salary increases, bonus amounts and stock options for our executive officers, and the Compensation Committee approves any increases, bonuses or stock option grants after reviewing the supporting market data and other company and individual performance information. Based on the review of benchmark information, Chief Executive Officer and company performance, consultation with independent consultants and input provided by senior human resources management, the Compensation Committee recommends to the Board of Directors for approval any salary increase, bonus amount or stock option grants for the Chief Executive Officer.

Use of Market Comparison Data in Determining Cash and Equity Compensation

        The market for experienced senior management in our industry has historically been, and remains, highly competitive. We compete with large and established companies for top executive talent. Our ability to compete is also based on the past achievements of our corporate objectives, our vision for the future, our culture and company values, the productivity of our teams and the excellence of our leadership and management personnel.

        In setting compensation for our executives, our Compensation Committee, with the input of senior human resources management, utilizes publicly available compensation data and subscription compensation survey databases for national and regional companies in the pharmaceutical and biotechnology industries of similar size and phase of maturity. We believe that the practices of this group of companies provides us with appropriate compensation data, as these companies have similar organizational structures and tend to compete with us for executives and other employees.

        Our Compensation Committee has historically sought to ensure that the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers, are competitive with the compensation of executives with similar positions at comparable companies. The compensation data referred to by our Compensation Committee includes both statistical summaries of compensation data for a pool of comparable companies as well as compensation data for specific companies selected by our compensation consultant. This data is described below. The competitive comparisons made in this process are used to determine our approximate position relative to the market by compensation component and in total. While reference to compensation data for comparable companies may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business objectives that may be unique to us, we believe that gathering of this information is an important part of our compensation-related decision-making.

Compensation Consultant

        In 2006, our Compensation Committee requested that senior human resources management solicit proposals from compensation consultants to provide further advice with respect to the total compensation of our executive team members. Management solicited proposals from three separate compensation consultants and recommended that we engage the services of Compensia, Inc., or Compensia, located in San Jose, California. Compensia had not before conducted any business directly with us. After its review of Compensia's qualifications and proposal, the Compensation Committee approved this recommendation and Compensia was engaged to perform the services as directed.

        As background for its review, Compensia interviewed members of our Compensation Committee and met with certain of our executive officers and members of our human resources and legal departments to obtain historical data and insight into previous compensation practices. The Compensation Committee did not initially give the consultant any conditions or parameters to guide the engagement, other than the instructions to review industry peers of comparable size and revenue as ours. The consultant suggested the report parameters and preliminary peer company lists to the committee. Compensation Committee members then provided comments, which were incorporated by the consultant, and then approved both the peer company lists and the report parameters. Peer companies included those that had recently completed an initial public offering, or IPO, and other publicly-traded companies. Our Compensation Committee took Compensia's recommendations into consideration in evaluating salaries, bonus and equity compensation for executives in 2006 and used them as a basis for making changes to the bonus and equity components of executive compensation for fiscal 2007.

        The peer group information used by our consultant for 2006 and 2007 included:

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  Radford Biotechnology Executive Report by Aon Consulting—A national survey of executive compensation levels and practices that covers approximately 1,300 positions in 550 organizations. We referred to statistical summaries of data for companies of similar headcount to ours. Our Compensation Committee does not know the names of the companies whose pay practices are included in these statistical summaries of the compensation data nor does it receive information with respect to any individual company included in the database.

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  Recent IPO Proxy Filings—This peer group included pharmaceutical and biotechnology companies which have recently completed an IPO. This peer group data was primarily utilized for equity compensation comparisons. Companies included were Accentia Biopharmaceuticals Inc., Alexza Pharmaceuticals, Inc., Allion Healthcare, Inc., Altus Pharmaceuticals, Inc., Coley Pharmaceutical Group, Inc., Genomic Health, Inc., NUCRYST Pharmaceuticals Corporation, SGX Pharmaceuticals, Inc., Sunesis Pharmaceuticals Inc., Valera Pharmaceuticals, Inc., ViaCell, Inc. and XenoPort, Inc.

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  Select Public Peer Companies—19 pharmaceutical and biotechnology companies matched based on industry, future growth prospects and organizational size and structure. These include Medicis Pharmaceutical Corporation, K-V Pharmaceutical Company, Gen-Probe, Inc., MGI Pharma, Inc., Sciele Pharma Inc., Molecular Devices Corporation, Pharmion Corporation, Adams Respiratory Therapeutics, Inc., Salix Pharmaceuticals Ltd., TECHNE Corp., Connetics Corporation (acquired by Stiefel Laboratories in December 2006), Immucor Inc., The Medicines Company, E-Z-EM, Inc., Illumina, Inc., Bentley Pharmaceuticals, Inc., Quidel Corporation, Hi Tech Pharmacal Co. Inc. and Lannett Company, Inc.

Elements of Executive Compensation

        Compensation for our executive officers consists of the following elements: base salary, non-equity incentive compensation, stock options, benefits programs and change in control/severance provisions.

        Based on the analyses provided by our compensation consultant, the Compensation Committee has set the following as targeted market guidelines for our NEO compensation elements, correlating links between pay and performance and employee retention with shareholder value:

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  Base salary: 50th to 60th percentile;

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  Total cash compensation (base salary plus targeted bonus): 50th to 60th percentile; and

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  Total incentive compensation (cash and equity): 60th to 70th percentile.

        In general, the Compensation Committee has set targets for total compensation that approximate the market 60th to 70th percentile, with the more significant portion of annual compensation delivered in incentives. In setting targets above the median compensation of our comparable companies, the committee intends to balance competitive pay levels with a strong pay for performance emphasis. To ensure our ability to support rapid growth, we have generally recruited executives with demonstrated performance in similar positions at larger companies. The higher percentile reflects the level of compensation needed to attract this level of talent and the Compensation Committee's commitment to reward and retain those executives who will be key to leading our growth.

        The Committee settled on target pay positions for each pay element that reflect a range relative to the peer group to maintain the flexibility to recognize differences in individual executive performance and contribution and to take into consideration other factors, such as our company's performance for the relevant period. In evaluating individual executive performance and contributions the Compensation Committee considers to what extent an executive (1) sustains a high level of performance, (2) demonstrates success in contributing toward our company achieving key financial and other business objectives, (3) has a proven ability to help create shareholder value and (4) possesses highly developed skills and abilities critical to our success.

        Executive base salaries were targeted consistent with the 50th to 60th percentile of our peer companies to give our Compensation Committee the ability to adequately recognize individual experience, qualifications, job scope and responsibility, and sustained performance levels and to ensure our ability to retain key people in a highly competitive labor market. Those executives whose pay is set at the higher end of the range are those with significant experience or who the Compensation Committee has determined are making significant contributions to our performance.

        Annual cash incentive opportunities are set at target levels that ensure, when combined with base salaries, total cash compensation between the peer company 50th to 60th percentiles. Cash incentives will be earned only if the company and individual executives demonstrate strong performance. Consequently, should cash incentives not be earned or not earned in full, total cash compensation will fall below the peer group median level.

        Finally, consistent with the desire to create a strong link between executive compensation and shareholder value creation, the most significant portion of executive incentives is in the form of equity. Our Compensation Committee grants executive equity in amounts sufficient to position their total incentive pay at the 60th to 70th percentile of the peer group. Our Compensation Committee believes that a greater emphasis on equity ensures that, in addition to attention to annual goals and objectives, the senior leadership team maintains a focus on the longer term sustained performance of the company.

  Base Salary

        Base salaries represent a fixed portion of compensation and vary by position, and are designed to attract and retain employees over time. Base salaries for our executives are established based on a broad set of factors, including the individual's current salary, individual performance, total cash compensation as it relates to market pay levels and the relationship of pay to our other executives.

        Base salaries are reviewed annually and adjustments are made to reflect performance-based factors, as well as competitive conditions. The benchmarking process for our executives' base salaries includes a review of aggregate compensation of each executive position. We compare aggregate compensation to the available published compensation survey sources described above and proxy statement data for our peer group companies as an element of this review and assessment.

        Generally, employees' salaries, including executives, are adjusted in the first quarter of each year. Increases are considered within the context of our overall annual merit increase budget, which is set annually based on published projections by our industry and which also considers the regional market. The annual merit budget was 4.0% and 5.0% of base salary for the years 2006 and 2007, respectively.

  Salary Compensation Actions for Our Named Executive Officers

        Mr. Limber's base salary was increased from $398,500 to $450,000 effective January 1, 2006. This increase included both a merit adjustment as well as a market adjustment, as determined by the Compensation Committee following a review of executive compensation data provided by our compensation consultant. Effective January 1, 2007, Mr. Limber's base salary was raised to $477,000 in conjunction with our annual performance and merit review process.

        Effective January 1, 2006, the base salaries of our NEOs were increased as part of our annual performance and merit review, and such increases ranged from 4.0% to 6.0%. Merit increases for our NEOs for 2007 ranged from 3.5% to 7.0%. Mr. Swanson's base salary was raised from $262,080 to $272,563. Effective December 24, 2006, his base salary was increased again to $288,917, as part of our 2007 annual merit review. Mr. McCracken's base salary was increased from $263,446 to $274,005, effective January 1, 2006. Effective December 24, 2006, his base salary was increased again to $283,597. Dr. Pan joined us in June of 2006, with a base salary of $350,000. Effective December 24, 2006, he received a prorated merit increase to $362,255, to reflect his time in position for 2006. Mr. Rocca's base salary was raised from $220,000 to $225,635 effective January 1, 2006. Our Compensation Committee approved a market adjustment to his salary, bringing it to $240,000, effective November, 2006, following a review of executive compensation provided by our compensation consultant. This review was performed as Mr. Rocca assumed the additional responsibilities of the company's marketing function in November. His salary was again increased to $256,800, effective December 24, 2006.

        Based on its analysis, our compensation consultant reported to the Compensation Committee that the levels of our executive base compensation provided during 2006 were, on average, at the 50th percentile, which is consistent with our targeted market guidelines. Our last compensation analysis, performed in November, 2007, showed that levels of our executive base compensation provided for 2007 remained, on average, at the 50th percentile.

  Non-Equity Incentive Compensation

        In addition to base salaries, our Compensation Committee has the authority to award annual cash bonuses to our executive officers. These incentive bonuses are intended to compensate executives for achieving corporate goals and for achieving what the Compensation Committee believes to be value-creating milestones. At the beginning of each year, the Board of Directors (considering the recommendations of the Compensation Committee and management) sets corporate goals and milestones for the year. These goals and milestones and the proportional emphasis placed on each are set by the Board of Directors after considering management input and our overall strategic objectives. These goals generally relate to factors such as sales and marketing targets, financial targets, achievement of development objectives and establishment of new collaborative arrangements.

        The Board of Directors, upon recommendation of the Compensation Committee, determines the level of achievement of the corporate goals for each year. Based upon its review of our performance against these goals, the Compensation Committee determines the funds to be made available for bonus payments, if any, and approves the bonus amounts to be paid to executive officers. The Compensation Committee retains the discretion to increase, reduce or eliminate any bonus that otherwise might be payable to any individual based on actual performance, which may include consideration of factors outside approved goals and objectives.

        Annual cash bonuses for our executives are linked to successful achievement of annual corporate performance goals, as described above, as well as individual performance objectives. Bonus target levels for executives, expressed as a percentage of base salary, are set based on an evaluation of proxy statement and salary survey data of the peer groups.

        Based on the analyses described above, the target levels for executive bonuses for 2006 were 50% of base salary for the Chief Executive Officer, 40% of base salary for senior and executive vice presidents and 30% of base salary for all other vice presidents.

        For 2007, the target level of the Senior Vice President and Chief Financial Officer was raised to 40% as a result of analyses and recommendation provided by our compensation consultant, which concluded that this was necessary to adjust the target to the 50th percentile of our peer group. Targets for our other executives remain unchanged.

        For executives other than the Chief Executive Officer, 75% of the total bonus is tied to corporate performance and 25% is based on performance against individual objectives. We believe that the division of our cash incentive bonus program into corporate and individual components enables us to provide appropriate incentives for the achievement of milestones critical to our business while providing our Chief Executive Officer the flexibility to monitor and adjust individual performance metrics appropriately to account for new developments during the year. The Chief Executive Officer's entire bonus is determined based on corporate performance.

        Bonuses are set based on the executive's base salary as of the end of the bonus year, and are expected to be paid out in the first quarter of the following year. The actual bonuses awarded in any year, if any, may be more or less than the target, depending on individual performance and the achievement of corporate objectives but may vary based on other factors at the discretion of the Compensation Committee. In addition, the individual component of each executive's bonus award are not necessarily based on the achievement of any predetermined criteria or guidelines but rather on the Compensation Committee's more subjective assessment of the officer's overall performance of their duties. In coming to this determination, our Compensation Committee does not follow any guidelines, nor are there such standing guidelines regarding the exercise of such discretion.

        Market compensation levels for executive officers vary substantially based upon roles and responsibilities of the individual officer. This disparity has resulted in significant compensation differential between our CEO and our other NEOs.

  2006 Management Bonus Plan

        For 2006, the corporate performance objectives fell generally in the following categories: (1) achieving certain financial targets (for example, earnings before interest, taxes, depreciation, amortization and stock-based compensation, or EBITDA); (2) achieving commercial targets including increasing product sales, both generally and with respect to specific products; and (3) achieving milestones with respect to licensing and/or acquisition of new products or technologies which would drive future revenues. The relative weight of each corporate objective is set by the Board of Directors, and for 2006 the weights of objectives assigned ranged from 30% (for each of objectives 1 and 2) to 40% (for objective 3). The primary factor in establishing the weighting of objectives was their level of importance to the business plan, with the expectation that the majority of goals were achievable with appropriate and diligent effort but that achievement of all objectives would require extraordinary performance. At the March 2007 meeting, the Compensation Committee considered the level of achievement of our 2006 corporate goals, and determined that we had exceeded achievement for the aggregate target revenues and EBITDA. Significant progress was made with respect to the licensing and acquisition of new technologies, including technology related to the development of an irritable bowel syndrome diagnostic product and licensing of technology which we believe will be the platform for our program to develop a potential oncology diagnostic product. The Compensation Committee and Board of Directors approved corporate performance funding of 120% of target for 2006.

        In addition, as a result of our strong financial performance in 2006, the Compensation Committee approved an additional $30,000 bonus for our Chief Executive Officer, as a result of his leadership in furthering significant commercial and development goals for 2006. Our Compensation Committee also approved an additional $14,500 bonus for Mr. Rocca, in recognition of his leadership in driving exceptional sales performance in 2006. The Compensation Committee also approved an additional $100,000 to be awarded to plan participants at our Chief Executive Officer's discretion. Of this amount, $50,000 was distributed to executive officers, including $10,000 each to Mr. Swanson, in recognition of his role in furthering commercial developments, and Dr. Pan, in recognition of his efforts in furthering development of our oncology program. The remaining $50,000 was distributed to non-executive participants.

        The discretionary bonus awards by the Compensation Committee were not necessarily based on the achievement of any predetermined criteria or guidelines but rather on the Compensation Committee's more subjective assessment of the officer's overall performance of their duties. Based on this assessment, the Compensation Committee determined that additional compensation was appropriate for these officers for the reasons set forth above. In coming to this determination, the compensation committee did not follow any guidelines, nor are there such standing guidelines regarding the exercise of such discretion.

  2007 Management Bonus Plan

        For 2007, corporate performance objectives fell generally in the following categories: (1) achieving commercial targets (25% weighting); (2) achieving financial targets (25% weighting); (3) achieving milestones with respect to licensing and acquisition of new products or technologies (40% weighting); and (4) launch of the IBS rule in panel (10% weighting). Objectives were weighted based on the level of importance to the business plan. As with the 2006 objectives, it was expected that the majority of goals were achievable with diligent effort but that achievement of all objectives would require extraordinary performance.

        In evaluating management's performance against our 2007 corporate goals, the Compensation Committee determined that we exceeded our targets for aggregate revenues and EBITDA. In addition, we signed agreements with GlaxoSmithKline to acquire exclusive rights to LOTRONEX® in the United States and with Alizyme to develop and commercialize COLAL-PRED®. Furthermore, we had made significant progress toward the launch of our diagnostic test for irritable bowel syndrome, and filed a registration statement for an initial public offering. Based on these significant achievements, our Compensation Committee recommended, and the full Board of Directors approved, corporate performance funding of 150% for 2007.

        For 2006 and 2007, there was no minimum threshold or maximum cap imposed on either the individual or the corporate portions of the management bonus plan. In 2006, the individual portions, which were based on subjective assessment of each executive's performance based on input from the Chief Executive Officer, ranged from 50% to 115%, and in 2007, they ranged from 100% to 130%. No specific individual performance objectives were set or reviewed by the committee. Beginning with the 2008 Management Bonus Plan, a minimum threshold of 75% has been set for the corporate portion. Both corporate and individual portions have maximums set at 150%.

        We feel that at corporate performance below 75%, sufficient value is not added to provide additional compensation to our executives in the form of a bonus. Corporate performance at higher values will flow through in equity value for the company. We have set the cap as we feel that 150% should be difficult to achieve.

        In cases where the corporate funding has not met the minimum threshold, the Board of Directors will have the ability to make a discretionary award to an individual where recognition of exemplary performance is noted.

  Long-Term Equity Incentives

        Our stock option program is the primary vehicle for offering long-term incentives and rewarding our employees. Our equity incentive plans have been established to focus our employees, including executives, on efforts to ensure the long-term success of our company.

        We expected to continue to use stock options as a long-term incentive vehicle for our executives because:

  •
  Stock options are performance based. Because all of the value received by the recipient of a stock option is based on the growth of the stock price, stock options enhance the executives' incentives to increase our stock price and maximize shareholder value.

  •
  Stock options help to provide a balance to the overall executive compensation program, as base salary and our annual performance bonus program focus on short-term compensation, while stock options reward executives for increases in shareholder value over the long-term.

  •
  Stock options and their associated vesting period serve to attract and retain executives.

        The size of awards is designed to reward past performance, encourage retention and create an incentive to meet our long-term objectives.

        Equity target levels for our executives are set based on an evaluation of proxy statement and compensation survey data of the peer groups, as described above, and are intended to generally correspond to the 60th to 70th percentile of awards for such groups.

  Initial Stock Option Awards

        Historically, all employees are awarded initial stock option grants upon joining us. The grants have an exercise price as determined by our Board of Directors equal to or above the fair value of our common stock on the grant date, and generally have a vesting schedule of 25% on the first anniversary of the grant date with monthly vesting ratably for the next thirty-six months. In most cases, stock options granted to employees have a maximum term of ten years. Unless an employee's term of service is terminated due to disability or death, upon termination of employment any unexercised vested options will be forfeited at the end of three months or upon the expiration of the option, whichever is earlier.

        The amount of the initial stock option award made to executives is determined based on each executive's position and analysis of the competitive practices of companies of similar size to us. In addition, the Compensation Committee considers the number of options owned by our other comparably-situated executives. The initial stock option grants are intended to provide the executive with the incentive to build value in the organization over an extended period of time.

        Dr. Pan was initially granted 200,000 stock options when he joined our company in June 2006.

  Ongoing Stock Option Awards

        We do not automatically grant annual equity awards to our employees, including our executives. Occasionally stock option grants will be made to executive officers following a significant change in job responsibilities or to meet other special retention objectives. In determining the number of ongoing stock options to be granted to members of the executive team, the Compensation Committee considers the scope of each executive's position, the ability to impact shareholder value, the individual's historic and recent performance, the portion of unvested relative to vested options, the compensation equity among executives and the interaction of the compensation components in the structure of our executive compensation program.

        During 2006, our Board of Directors granted ongoing stock options to certain members of our executive team, as a result of analysis and recommendation prepared by our compensation consultant and considering the factors mentioned above. In addition, the Compensation Committee considered the fact that Messrs. Limber and Swanson were heavily vested in their existing options and there was a desire to grant more options to provide further incentives for future growth. Mr. Limber was granted 125,000 options, and Messrs. Swanson and Rocca were each granted 30,000 options. These grants were made during regularly scheduled Board of Directors' meetings. The exercise price of options as determined by our Board of Directors was equal to or above the fair market value for our common stock per share, with assistance from management, after taking into account a wide variety of factors, including the status of our development and commercialization efforts, results of operations, market conditions, preferred stock preferences and contemporaneous valuations provided by management.

        In July 2007, our Board of Directors granted ongoing stock options to certain members of our executive team, again after considering analysis and recommendation prepared by our compensation consultant and considering the factors mentioned above. Both Messrs. Limber and Swanson were still heavily vested in their existing options so they were granted 300,000 and 80,000 options, respectively. The Board of Directors had considered additional options for these two NEOs in 2006, but were constrained by the size of the option share reserve at that time. The option pool was expanded by 700,000 shares in July 2007. In addition, Dr. Pan was granted 60,000 options and Mr. Rocca was awarded 80,000 options. The exercise prices for the options was equal to the fair market value for our common stock per share, as explained above.

        In addition to awarding stock options which vest over time, we have also awarded performance-based option grants. These options are intended to vest upon the achievement of specific performance targets, which are tied to our business objectives. We have awarded performance-based option grants to several of our NEOs, including Messrs. Limber, Pan and McCracken. These grants were made to provide the recipients with additional incentive to achieve certain milestones deemed critical to our corporate performance.

        During 2006, we awarded performance-based options to Mr. Limber and Dr. Pan. The performance options require the recipient to achieve certain milestones over a specified period of time. As the performance milestones are achieved, the related options vest. Dr. Pan received a grant of

50,000 performance-based options in June 2006, in connection with the commencement of his employment with us. The options vest only upon the successful development of specific diagnostic products, on acquiring or licensing marketed or developmental stage products and the completion of specified clinical programs. The decision to vest options is in the sole discretion of the Chief Executive Officer, based upon his assessment of milestone completion. No shares will vest following the fourth anniversary of the grant. In November, 2007, Mr. Limber approved the vesting of 10,000 options, based on Dr. Pan's role in the acquisition of Lotronex.

        Upon joining the company, Mr. McCracken was awarded 90,000 performance options, the vesting of which is tied to the licensing and/or acquisition of marketed or development stage products. The decision to vest options is in the sole discretion of the Chief Executive Officer, based upon his assessment of milestone completion. In November 2007, Mr. Limber approved the vesting of 60,000 options—30,000 each for Mr. McCracken's role in the acquisition of Lotronex and the licensing of Colal-Pred.

        As discussed above, in November 2006, Mr. Limber was also awarded 125,000 performance-based options which are tied to the achievement of certain liquidity events by December 31, 2007. The successful completion of this public offering would also cause the options to vest. Terms of this option agreement required that options be forfeited if milestones were not achieved by December 31, 2007. At its November 2007 meeting, our Board of Directors reviewed progress against milestones and determined that the performance options would vest immediately, given the significant progress made with respect to this offering.

        As a privately-owned company, there has been no active market for our common stock. Accordingly, we have had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information.

  Employment and Change in Control Agreements

        The Compensation Committee recognizes that executives, especially highly-ranked executives, often face challenges securing new employment following termination. In 2007, we entered into new severance agreements with our executive officers that may require us to make certain payments and provide certain benefits to our executives in the event of a termination of employment upon a change in control. These payments are designed to align executive and shareholder interests by enabling executives to consider corporate transactions that are in the best interests of the shareholders and our other constituents without undue concern over whether the transactions may jeopardize the executives' own employment. Furthermore, the payments will provide incentive for the executives to continue to successfully execute such transactions from the early stages through closing.

        Such severance benefits are designed to alleviate the financial impact of an involuntary termination through salary, bonus and health benefit continuation. We believe that reasonable severance benefits for our executive officers are important because it may be difficult for our executive officers to find comparable employment within a short period of time following certain qualifying terminations. These agreements are intended to be competitive within our industry and among companies of our size and to attract highly qualified individuals and encourage them to remain with our company. While these arrangements from an integral part of the total compensation provided to these individuals and are considered by the Compensation Committee when determining executive officer compensation, the decision to offer these benefits did not influence the Compensation Committee's determinations concerning other direct compensation or benefit levels. In making the decision to extend these benefits, the Compensation Committee relied on the assurances of its compensation consultant that the programs are representative of market practice, both in terms of design and cost.

        Effective as of October 26, 2007, we entered into an amended and restated employment agreement with Mr. Limber, our chief executive officer. Pursuant to his employment agreement, if we terminate

Mr. Limber's employment without cause prior to a change in control or more than 12 months following a change in control (as defined below), Mr. Limber is entitled to the following payments: (1) his fully earned but unpaid base salary, through the date of termination at the rate then in effect; (2) his earned but unpaid accrued vacation; (3) a lump sum cash payment equivalent to eighteen months of his base salary; and (4) payment of, or reimbursement for, continuation of health benefits for a period of eighteen months following the date of his termination. In addition, if Mr. Limber's employment is terminated by us without cause (as defined below) or if he resigns for good reason (as defined below) within 12 months following a change of control, he is entitled to the following payments: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect; (2) his earned but unpaid accrued vacation; (3) a lump sum cash payment equivalent to 24 months of his base salary; (4) two times the average of the actual bonuses paid to him in the last two full fiscal years preceding the date of his termination; (5) payment of, or reimbursement for, continuation of health benefits for a period of 24 months following the date of his termination; and (6) the vesting and/or exercisability of any outstanding unvested portions of his stock awards (other than stock awards that vest on the basis of the achievement of performance objectives rather than the passage of time). The vesting and/or exercisability of any outstanding unvested portions of performance awards shall be accelerated with respect to the number which would have been vested on the date of termination if such performance awards had been subject to our standard time-based vesting schedule. The delivery of benefits as described above will be exchanged for an executed release agreement.

        In November 2007, we entered into amended change of control agreements with all of our other executive officers. Pursuant to these agreements, if the executive's employment is terminated by us without cause or by the executive for good reason within 12 months following a change in control, the executive shall be entitled to receive the following payments: (1) his or her fully earned but unpaid base salary through the date of termination at the rate then in effect; (2) his or her earned but unpaid vacation; (3) a lump sum cash payment equal to 12 months base salary; (4) the average of the actual bonuses paid to such executive in the last two full fiscal years preceding the date of termination; (5) payment of, or reimbursement for, continuation of health benefits for a period of 12 months following the date of termination; and (6) the vesting and/or exercisability of any outstanding unvested potions of stock awards (other then performance awards). The vesting and/or exercisability of any outstanding unvested portions of performance awards shall be accelerated with respect to the number which would have been vested on the date of termination if such performance awards had been subject to our standard time-based vesting schedule. The delivery of benefits as described above will be exchanged for an executed release agreement.

        We believe this "double trigger" requirement in the change in control agreements (i.e., a change in control and termination of employment) maximizes shareholder value because it prevents an unintended incentive for management to resign in the event of a non-hostile change of control. Furthermore, the change in control agreements that we provide are similar to those typical in our industry. We believe that they are necessary for us to recruit and retain talented executives.

        With respect to Mr. Limber's employment agreement and the change of control agreements, "change in control" has the same meaning as is given to that term under our 2008 Equity Incentive Award Plan as described below under "—Equity Incentive Plans—Equity Incentive Award Plan."

        "Good reason" means the occurrence of any of the following events without an executive's prior written consent: (1) a material diminution in the executive's authority, duties or responsibilities; (2) a material diminution in the authority, duties or responsibilities of the supervisor to whom the executive reports; (3) a material diminution in the executive's base compensation, unless such a reduction is imposed across-the-board to our senior management of us; (4) a material change in the geographic location at which the executive must perform his or her duties (and we and the executive have agreed that any involuntary relocation of the executive's principal place of business to a location more than fifty miles in any direction from our headquarters in San Diego, California would constitute a material change); or (5) any other action or inaction that constitutes a material breach by us or any successor or affiliate of our obligations to the executive under the agreement.

        "Cause" means (1) an executive's gross negligence or willful misconduct in the performance of his or her duties to us where such gross negligence or willful misconduct has resulted or is likely to result in material damage to us or our subsidiaries; (2) an executive's willful and habitual neglect of or failure to perform his or her duties, which neglect or failure is not cured within thirty days after written notice thereof is received by the executive; (3) an executive's commission of any act of fraud with respect to us that causes a material harm to our company or is intended to result in substantial personal enrichment; (4) an executive's negligent or willful commission of any financial accounting impropriety in the performance of his or her duties to us; (5) an executive's conviction of or plea of guilty or nolo contendere to felony criminal conduct; (6) an executive's violation of our standard confidentiality and proprietary rights agreement or similar agreement that the executive has entered into with us; or (7) an executive's material breach of any obligation or duty under his or her employment or change in control agreement or material violation of any written employment or other written policies that have previously been furnished to the executive, which breach or violation is not cured within thirty days after written notice thereof is received by the executive, if such breach or violation is capable of being cured.

Accounting and Tax Considerations

        Effective January 1, 2006, we adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123R, Share-Based Payment, or SFAS No. 123R. Under SFAS No. 123R, we are required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award. The Compensation Committee has considered, and may in the future consider, the grant of restricted stock to our executive officers in lieu of stock option grants in light of the accounting impact of SFAS No. 123R with respect to stock option grants and other considerations. The Compensation Committee has not and does not presently expect to make any restricted stock awards.

  Tax Deductibility of Executive Compensation

        The Compensation Committee and our Board of Directors have considered the potential future effects of Section 162(m) of the Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for any of the executive officers named in the proxy statement, unless compensation is performance based. We have adopted a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m).

        In approving the amount and form of compensation for our executive officers, the Compensation Committee will continue to consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m).

  Benefits Programs

  Welfare Benefits

        We provide medical, dental and vision benefits to all full-time employees, including our executives. We also have a flexible benefits healthcare plan and a flexible benefits dependent care plan under which employees can set aside pre-tax funds, up to the maximum amounts prescribed by regulation, to pay for qualified healthcare expenses not reimbursed by insurance and qualified dependent care expenses. The same benefits are available to all employees, subject to applicable laws. We also provide to all full-time employees life, short-term and long-term disability insurance, employee assistance resource services and paid time off.

  401(k) Plan

        We have a 401(k) plan in which substantially all of our employees are entitled to participate. Our 401(k) plan is intended to qualify as a tax qualified plan under the Internal Revenue Code. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. For 2007, this amount is up to $15,500, with an additional $5,000 "catch-up" contribution available for employees fifty years of age and older. Employee contributions are held and invested by the plan's trustee.

        Our 401(k) plan also permits matching and discretionary contributions, subject to established limits and a vesting schedule. Beginning in 2006, we provided a match of 100% of the amount of a participant's salary deferral, to a maximum of 3% of the participant's compensation for any payroll period as allowed by law. For 2006, the annual maximum matching contribution amount was $6,600. In addition, the Board of Directors approved an additional profit sharing contribution equal to 1% and 1.5% of each employee's total eligible compensation for the 2006 and 2007 plan years, respectively, as a result of our strong performance in each year. All of our NEOs participated in the 401(k) plan and received matching funds for 2006 and for 2007.

  Perquisites

        We do not generally provide significant perquisites or personal benefits to our named executive officers. We did, however, provide annual physicals at our cost to Mr. Limber, Dr. Pan and Mr. McCracken during 2006 and for Mr. McCracken again in 2007. In addition, for both 2006 and 2007 we paid for the costs for a guest taken by each Mr. Limber and Mr. Rocca on the annual recognition trip for our top sales representatives. We also paid certain amounts for the storage of household goods for Mr. Limber, including a gross-up for taxes on such amount. These benefits are set forth in the Summary Compensation Table below under the column entitled "All Other Compensation."

  Pension Benefits

        We do not provide defined benefit pension arrangements, post-retirement health coverage or similar benefits for executives or employees.

  Nonqualified Deferred Compensation

        We do not have any non-qualified defined contribution plans or other deferred compensation plans.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table provides information regarding the compensation that we paid to our NEOs during the fiscal years ended December 31, 2006 and 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Joseph M. Limber(5) President, Chief Executive Officer and Chief Financial Officer	2007 2006	476,481 449,010	— 30,000	1,246,494 122,384	360,000 270,000	14,564 55,190	2,097,539 926,584
Michael V. Swanson(6) Senior Vice President, Finance	2007 2006	288,917 272,362	— 10,000	45,224 14,779	158,904 96,078	32,653 14,318	525,698 407,537
Henry Y. Pan, M.D., Ph.D.(7) Executive Vice President and Chief Scientific and Medical Officer	2007 2006	362,255 197,885	— 10,000	144,002 76,652	206,485 96,447	10,508 6,747	723,250 387,731
Lee R. McCracken Corporate Head of Business Development	2007 2006	283,595 273,803	— —	24,654 18,698	119,110 84,257	27,797 13,538	455,156 390,296
Fortunato R. Rocca General Manager, GI Products	2007 2006	256,800 227,185	— 14,500	49,894 17,295	111,708 85,500	24,110 16,061	442,512 360,541

(1)
Reflects amounts paid in March 2007 from a discretionary bonus pool awarded by the Board of Directors.

(2)
Reflects compensation expense for stock option grants awarded in and prior to 2006 and 2007 recognized for financial reporting purposes (assuming no forfeitures) under SFAS No. 123R for the years ended December 31, 2006 and 2007. The fair value of the stock was calculated using a minimum pricing model for grants prior to 2006 and a Black-Scholes option-pricing model for grants in 2006 and 2007. For a discussion of the valuation assumptions, see Notes 1 and 10 to our consolidated financial statements for the year ended December 31, 2006 located elsewhere in this prospectus.

(3)
Reflects amounts that were earned under our Management Bonus Plans for 2006 and 2007 performance that were paid in January 2008 and March 2007, respectively.

(4)
All Other Compensation includes 401(k) matching contributions, a 401(k) profit sharing contribution and group term life insurance premiums paid by us for the NEOs. Also includes payments made in 2006 in lieu of vacation time off to Mr. Limber ($34,615), Mr. Swanson and Mr. McCracken and in 2007 to Mr. Swanson ($22,224), Mr. McCracken ($16,361) and Mr. Rocca. Figures shown also include costs for a guest taken on a sales trip for Mr. Limber and Mr. Rocca in 2006 and 2007, and for the cost of physicals in 2006 for Mr. Limber, Dr. Pan and Mr. McCracken and in 2007 for Mr. McCracken. Includes amounts paid by us in 2006 for the storage of household goods of Mr. Limber in the amount of $7,203, including a gross-up for taxes of $2,337.

(5)
Mr. Limber has served as our Chief Financial Officer since December 2007.

(6)
Mr. Swanson also served as our Chief Financial Officer prior to December 2007.

(7)
Dr. Pan commenced his employment with us on June 1, 2006. Amounts paid in 2006 reflect Dr. Pan's compensation from that date through December 31, 2006.

        Descriptions of the material plans, agreements and factors necessary to an understanding of the information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards Table are set forth throughout this "Compensation Discussion and Analysis" section.

Grants of Plan-Based Awards

        The following table sets forth summary information regarding grants of plan-based awards made to our NEOs during the year ended December 31, 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)(2)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Option Awards ($)(4)
Joseph M. Limber		238,500	—
	7/17/2007			300,000	5.23	884,820	(5)
Michael V. Swanson		115,567	—
	7/17/2007			80,000	5.23	235,952	(5)
Henry Y. Pan, M.D., Ph.D.		144,902	—
	7/17/2007			60,000	5.23	176,964	(5)
Lee R. McCracken		85,079	—	—	—	—
Fortunato R. Rocca		77,040	—
	7/17/2007			80,000	5.23	235,952	(5)

(1)
This column sets forth the possible payments under the 2007 Management Bonus Plan established by our Board of Directors. The actual cash bonus award earned for the year ended December 31, 2007 for each NEO is set forth in the Summary Compensation Table above. For a description of our 2007 Management Bonus Plan, please see "Compensation Discussion and Analysis—Elements of Executive Compensation—Non-Equity Incentive Compensation" above.

(2)
As discussed in the Compensation Discussion and Analysis above, the Board of Directors determined the level of payment based on the achievement of objectives under our 2007 Management Bonus Plan. There are no specified minimum thresholds or maximums under the 2007 Management Bonus Plan.

(3)
Represents the fair market value of our common stock as determined by our Board of Directors as of the date of grant.

(4)
Reflects the grant date fair value of stock options as calculated in accordance with SFAS No. 123R, using a Black-Scholes option-pricing model (assuming no forfeitures). For a discussion of relevant assumptions, see Note 10 to our consolidated financial statements for the year ended December 31, 2007 included elsewhere in this prospectus.

(5)
25% of these options vest one year from the date of grant and the remaining options vest monthly over the next 36 months of continuous service.

Outstanding Equity Awards at Fiscal Year-End

        The following table presents the outstanding equity awards held by each of the NEOs as of December 31, 2007.

	Option Awards(1)
	Number of Securities Underlying Unexercised Options
					Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)
Name	Exercisable (#)		Unexercisable (#)				Option Exercise Price ($)	Option Grant Date	Option Expiration Date
Joseph M. Limber	1,572,224		—		—		2.25	12/23/03	12/22/13
	250,000		—		—		2.50	11/2/04	1/31/10
	—		125,000	(2)	—		2.75	11/15/06	11/14/16
	125,000	(3)	—		—		2.75	11/15/06	11/14/16
	—		300,000		—		5.23	7/17/07	7/16/17
Michael V. Swanson	150,000		—		—		0.50	8/17/00	8/16/10
	87,500		—		—		1.12	5/10/01	5/9/11
	30,000		—		—		2.00	10/25/01	10/24/11
	7,500		—		—		2.25	2/19/02	2/18/12
	37,500		—		—		2.75	4/3/03	4/2/13
	37,499		12,501		—		2.75	12/3/04	12/2/14
	11,249		18,751		—		2.75	6/8/06	6/7/16
	—		80,000		—		5.23	7/17/07	7/16/17
Henry Y. Pan, M.D., Ph.D.	74,999		125,001		—		2.75	6/8/06	6/7/16
	10,000	(4)	—		40,000	(4)	2.75	6/8/06	6/7/16
	—		60,000		—		5.23	7/17/07	7/16/17
Lee R. McCracken	115,625		34,375		—		2.50	11/2/04	11/1/14
	60,000	(5)	30,000	(5)	—		2.50	11/2/04	11/1/14
Fortunato R. Rocca	56,249		43,751		—		2.75	9/9/05	9/8/15
	11,249		18,751		—		2.75	6/8/06	6/7/16
	—		80,000		—		5.23	7/17/07	7/16/17

(1)
Unless otherwise indicated below, all options vest 25% one year from the date of grant and the remaining options vest on a monthly basis over the subsequent three-year period of continuous service and all options have a 10-year term from the date of grant.

(2)
This option vests beginning January 1, 2008 on a monthly basis over a three-year period of continuous service.

(3)
At its November 2007 meeting, our Board of Directors reviewed progress against milestones and determined that these performance options would vest immediately, given significant progress made with respect to this offering.

(4)
This option vests only upon the successful development of specific diagnostic products, on acquiring or licensing marketed or development-stage products and the completion of a specified clinical program. 10,000 options vested in 2007. No shares shall vest following the fourth anniversary of the grant date.

(5)
This option vests on the fourth anniversary of the grant date, however, portions or all of the option shall accelerate upon the attainment of specific milestones relating to acquisitions or licenses of currently marketed or development-stage products. 60,000 options vested in 2007.

Option Exercises and Stock Vested

        The following table summarizes information regarding the stock options that were exercised during 2007 for each of our NEOs.

Option Awards
Name	Number of Shares Acquired On Exercise (#)	Value Realized on Exercise ($)
Joseph M. Limber	177,776	$986,657	(1)
Michael V. Swanson	—	—
Henry Y. Pan, M.D., Ph.D.	—	—
Lee R. McCracken	—	—
Fortunato R. Rocca	—	—

(1)
Represents the difference between the fair value of the option shares on the exercise date and the option exercise price.

Potential Payments Upon Termination or Change in Control

        The following table summarizes the potential payments to our NEOs (1) upon termination by us without cause prior to a change in control or more than 12 months following a change in control and (2) upon termination by us without cause or resignation for good reason within 12 months following a change in control. The table assumes that the termination of employment and change in control occurred on December 31, 2007. For a further description of severance and change in control benefits to which our NEOs may be entitled, see "—Employment and Change in Control Agreements."

Name	Benefit Type	Termination of Employment Without Cause ($)		Involuntary Termination or Constructive Termination in Connection with or Following a Change in Control ($)
Joseph M. Limber	Base Salary Bonus Accrued Vacation(5) Benefits Payments Value of Equity Award Acceleration	715,500 — 64,212 17,741 —	(1) (6)	954,000 660,000 64,212 23,655	(2) (4) (7) (8)
Michael V. Swanson	Base Salary Bonus Accrued Vacation(5) Benefits Payments Value of Equity Award Acceleration	— — 28,461 — —		288,917 132,491 28,461 10,783	(9) (3) (7) (8)

Henry Y. Pan, M.D., Ph.D.	Base Salary Bonus Accrued Vacation(5) Benefits Payments Value of Equity Award Acceleration	— — 39,260 — —	362,255 156,466 39,260 4,863	(9) (3) (7) (8)
Lee R. McCracken	Base Salary Bonus Accrued Vacation(5) Benefits Payments Value of Equity Award Acceleration	— — 25,000 — —	283,595 101,684 25,000 1,840	(9) (3) (7) (8)
Fortunato R. Rocca	Base Salary Bonus Accrued Vacation(5) Benefits Payments Value of Equity Award Acceleration	— — 27,385 — —	256,800 105,854 27,385 18,993	(9) (3) (7) (8)

(1)
Represents 18 months of base salary as of December 31, 2007, to be paid in a lump sum upon termination.

(2)
Represents 24 months of base salary as of December 31, 2007, to be paid in a lump sum upon termination.

(3)
Represents the average of the actual bonuses paid in the last two full fiscal years preceeding the date of termination.

(4)
Represents two times the average of the actual bonuses paid in the last two full fiscal years.

(5)
Represents accrued vacation that had not been taken as of December 31, 2007.

(6)
Amounts shown are equal to an aggregate of 18 months of payments for medical, dental and vision insurance.

(7)
Amounts shown for Mr. Limber are equal to an aggregate of 24 months of payments for medical, dental and vision insurance. With respect to the other NEOs, each such NEO would receive 12 months of payments for medical, dental and vision insurance.

(8)
Represents the value of those awards that would vest as a result of involuntary or constructive termination of employment by us within 12 months after the date of a change in control. The value of such awards is calculated using a value for our common stock of $                      per share, the midpoint of the range set forth on the cover of this prospectus.

(9)
Represents 12 months of base salary as of December 31, 2007, to be paid in a lump sum upon termination.

Employee Equity Incentive Plans

  2008 Equity Incentive Award Plan

        In                           , our Board of Directors adopted our 2008 Equity Incentive Award Plan, or the 2008 Plan, which will be submitted to our shareholders for their approval within 12 months from the date our Board of Directors approved the 2008 Plan. The 2008 Plan will become effective on the day prior to the effective date of this offering.

        We have initially reserved                        shares of our common stock for issuance under the 2008 Plan. In addition, the number of shares initially reserved under the 2008 Plan will be increased by (1) the number of shares of common stock available for issuance and not subject to options granted under our 2000 Equity Incentive Award Plan, or the 2000 Plan, as of the effective date of the 2008 Plan, and (2) the number of shares of common stock related to options granted under our 2000 Plan that are repurchased, forfeited, expired or are cancelled on or after the effective date of the 2000 Plan. The total number of shares described in clauses (1) and (2) of the preceding sentence shall not exceed            shares of our common stock. The 2008 Plan contains an "evergreen provision" that allows for an annual increase in the number of shares available for issuance under the 2008 Plan on January 1 of each year during the ten-year term of the 2008 Plan, beginning on January 1, 2009. The annual increase in the number of shares shall be equal to the least of:

  •
  2% of our outstanding common stock on the applicable January 1;

  •
  1,500,000 shares; and

  •
  a lesser number of shares as determined by our Board of Directors.

        The 2008 Plan also provides for an aggregate limit of                        shares of common stock that may be issued under the 2008 Plan over the course of its ten-year term. The material terms of the 2008 Plan are summarized below. The 2008 Plan is filed as an exhibit to the registration statement of which this prospectus is a part.

  Administration

        The Compensation Committee of our Board of Directors will administer the 2008 Plan (except with respect to any award granted to "independent directors" (as defined in the 2008 Plan), which must be administered by our full board of directors). To administer the 2008 Plan, our Compensation Committee must consist of at least two members of our Board of Directors, each of whom is a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, an "outside director" for purposes of Section 162(m). Subject to the terms and conditions of the 2008 Plan, our Compensation Committee has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, the number of awards to grant, the number of shares to be subject to such awards, and the terms and conditions of such awards, and to make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 2008 Plan. Our Compensation Committee is also authorized to establish, adopt, amend or revise rules relating to administration of the 2008 Plan. Our Board of Directors may at any time revest in itself the authority to administer the 2008 Plan. The full Board of Directors will administer the 2008 Plan with respect to awards to non-employee directors.

  Eligibility

        Options, stock appreciation rights, or SARs, restricted stock and other awards under the 2008 Plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors and consultants but only employees may be granted incentive stock options, or ISOs. As of January 31, 2008, there were eight non-employee directors and 377 employees eligible for awards under the 2008 Plan. The maximum number of shares that may be subject to awards granted under the 2008 Plan to any individual in any calendar year cannot exceed 1,000,000.

  Awards

        The 2008 Plan provides that our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance share awards, performance stock units, stock payments, deferred stock, performance bonus awards, performance-based awards, and other stock-based awards, or any combination thereof. The Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) will consider each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

  •
  Nonqualified stock options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than the par value of a share of common stock on the date of grant, and usually will become exercisable (at the discretion of our Compensation Committee or the Board of Directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of performance targets established by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors), but the term may not exceed ten years.

  •
  Incentive stock options, or ISOs, will be designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee's termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock, the 2008 Plan provides that the exercise price must be more than 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

  •
  Restricted stock may be granted to participants and made subject to such restrictions as may be determined by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors). Typically, restricted stock may be forfeited for no consideration if the conditions or restrictions are not met, and they may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to the time when the restrictions lapse.

  •
  Restricted stock units may be awarded to participants, typically without payment of consideration or for a nominal purchase price, but subject to vesting conditions including continued employment or on performance criteria established by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

  •
  SARs may be granted in connection with stock options or other awards, or separately. SARs granted under the 2008 Plan in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other awards. Except as required by Section 162(m) of the Internal Revenue Code with respect to SARs intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the 2008 Plan on the exercise of SARs or the amount of gain realizable therefrom. Our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of both.

  •
  Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

  •
  Performance awards (i.e., performance share awards, performance stock units, performance bonus awards, performance-based awards and deferred stock) may be granted by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include "phantom" stock awards that provide for payments based upon increases in the price of our common stock over a predetermined period. Performance awards may also include bonuses that may be granted by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) on an individual or group basis, which may be paid on a current or deferred basis and may be payable in cash or in common stock or in a combination of both. The maximum amount of any such bonuses to a "covered employee" within the meaning of Section 162(m) of the Internal Revenue Code must not exceed $1,000,000 for any fiscal year during the term of the 2008 Plan.

  •
  Stock payments may be authorized by our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement, made in lieu of all or any part of compensation, including bonuses, that would otherwise be payable to employees, consultants or members of our Board of Directors.

  Corporate Transactions

        In the event of a change of control where the acquirer does not assume awards granted under the 2008 Plan, awards issued under the 2008 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. Under the 2008 Plan, a change of control is generally defined as:

  •
  a transaction or series of related transactions (other than an offering of our stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission,

    or SEC) whereby any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities outstanding immediately after such acquisition;

  •
  during any two-year period, individuals who, at the beginning of such period, constitute our Board of Directors together with any new director(s) whose election by our Board of Directors or nomination for election by our shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our Board of Directors;

  •
  our consummation (whether we are directly or indirectly involved through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) the sale, exchange or transfer of all or substantially all of our assets in any single transaction or series of transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction (1) which results in our voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into our voting securities or the voting securities of the person that, as a result of the transaction, controls us, directly or indirectly, or owns, directly or indirectly, all or substantially all of our assets or otherwise succeeds to our business (we or such person being referred to as a successor entity)) directly or indirectly, at least a majority of the combined voting power of the successor entity's outstanding voting securities immediately after the transaction, and (2) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group is treated as beneficially owning 50% or more of combined voting power of the successor entity solely as a result of the voting power held in us prior to the consummation of the transaction.

  Amendment and Termination of the 2008 Plan

        Our Board of Directors or our Compensation Committee may terminate, amend or modify the 2008 Plan. However, shareholder approval of any amendment to the 2008 Plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2008 Plan that increases the number of shares available under the 2008 Plan. If not terminated earlier by the Compensation Committee or the Board of Directors, the 2008 Plan will terminate on the tenth anniversary of the date of its initial approval by our Board of Directors.

  Securities Laws and Federal Income Taxes

        The 2008 Plan is designed to comply with various securities and federal tax laws as follows:

  Securities Laws

        The 2008 Plan is intended to conform to all provisions of the Securities Act of 1933, as amended, or the Securities Act, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2008 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

  General Federal Tax Consequences

        Under current federal laws, in general, recipients of awards and grants of NQSOs, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards and stock payments under the 2008 Plan are taxable under Section 83 of the Internal Revenue Code and, subject to Section 162(m) of the Internal Revenue Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. However, Section 409A of the Internal Revenue Code provides certain new requirements for non-qualified deferred compensation arrangements. Certain awards under the 2008 Plan are subject to the requirements of Section 409A, in form and in operation, such as restricted stock unit awards. We intend that all 2008 Plan awards that are subject to Section 409A will satisfy the requirements of Section 409A. However, if a 2008 Plan award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

        Under Sections 421 and 422 of the Internal Revenue Code, recipients of ISOs are generally not taxed on their receipt of common stock upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises. Participants in the 2008 Plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the 2008 Plan.

  Section 162(m) Limitation

        In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" if an independent compensation committee determines performance goals and if the material terms of the performance-based compensation are disclosed to and approved by our shareholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately-held and which become publicly-held in an initial public offering, the 2008 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (1) the material modification of the 2008 Plan, (2) the issuance of all employer stock and other compensation that has been allocated under the 2008 Plan, or (3) the first annual meeting of shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, rights or awards granted under the 2008 Plan, other than options and SARs, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our shareholders.

        We have attempted to structure the 2008 Plan in such a manner that, after the transition date, the compensation attributable to stock options and SARs which meet the other requirements of

Section 162(m) will not be subject to the $1 million limitation. We have not, however, requested a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel regarding this issue.

  1997 and 2000 Equity Incentive Award Plans

        The 1997 Equity Incentive Award Plan, or the 1997 Plan, was initially adopted by our Board of Directors in February 1997, and it was approved by our shareholders in December 1997. The 2000 Plan was initially adopted by our Board of Directors in February 2000, and it was approved by our shareholders in April 2000. After the effective date of the 2000 Plan, no additional awards were granted under the 1997 Plan. As amended in July 2007, the 2000 Plan allows for up to a total of 12,180,000 shares of common stock to be issued under the 1997 Plan and 2000 Plan. As of January 31, 2008, 3,331,591 shares of common stock had been issued by us as a result of exercise of options, options to purchase 8,288,336 shares of common stock were outstanding and unexercised (including 292,703 shares outstanding under the 1997 Plan) and 560,073 shares of common stock remained available for grant under the plans. As of January 31, 2008, the outstanding options were exercisable at a weighted average exercise price of approximately $2.92 per share under the 1997 Plan and 2000 Plan. After the effective date of the 2008 Plan, no additional awards will be granted under the 2000 Plan.

  2000 Equity Incentive Award Plan

        The material terms of the 2000 Plan are summarized below. The 2000 Plan is filed as an exhibit to the registration statement of which this prospectus is a part.

  Administration

        The Compensation Committee of our Board of Directors administers the 2000 Plan. Subject to the terms and conditions of the 2000 Plan, our Compensation Committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2000 Plan. Our Compensation Committee is also authorized to establish, adopt, amend or rescind rules relating to administration of the 2000 Plan. Our Board of Directors may at any time abolish the Compensation Committee and revest in itself the authority to administer the 2000 Plan.

  Eligibility

        Options, stock bonuses and restricted stock under the 2000 Plan may be granted to individuals who are then our officers or employees or are the officers or employees of our subsidiaries, if any. Such awards may also be granted to our non-employee directors or consultants, but only employees may be granted ISOs.

  Awards

        The 2000 Plan provides that our Compensation Committee may grant or issue stock options, stock bonuses and restricted stock or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award. Awards under the 2000 Plan generally vest over four years. Both ISOs and NQSOs may be granted under the 2000 Plan.

  •
  NQSOs provide for the right to purchase shares of our common stock at a specified price, which for purposes of the 2000 Plan prior to the date of this offering, may be no less than 85% of the fair value of the common stock on the date of grant, and usually will become exercisable at the discretion of our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors), in one or more installments after the grant date, subject to the participant's continued employment or service with us. NQSOs may be granted for a maximum 10-year term.

  •
  ISOs are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code as described above for the 2008 Plan.

  Corporate Transaction

        In the event of a corporate transaction where the acquirer does not assume awards granted under the 2000 Plan and does not substitute substantially similar awards for those outstanding under the 2000 Plan, awards issued under the 2000 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. Under the 2000 Plan, a corporate transaction is generally defined as:

  •
  a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of our outstanding securities or assets;

  •
  a merger or consolidation of us with or into any other corporation or other entity or person where we are not the surviving company; or

  •
  a reverse merger of us with any other corporation or other entity or person where we are the surviving company, but where the shares of our common stock outstanding immediately prior to the merger are converted into other securities, cash or other property.

  Change of Control and Termination Without Cause or Constructive Termination

        During the period beginning one month before a change in control and ending 18 months after the date of such change in control, if the service of an award holder under the 2000 Plan terminates due to either an involuntary termination without cause or due to a constructive termination, that holder's awards will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable.

        A change of control under the 2000 Plan is generally defined as:

  •
  a sale of all or substantially all of our assets;

  •
  our dissolution or liquidation;

  •
  a merger or consolidation of us with or into any other corporation or other entity or person where we are not the surviving company and where ownership of the securities representing at least 50% of the voting securities entitled to vote for the election of directors has changed;

  •
  a reverse merger of us with any other corporation or other entity or person where we are the surviving company, but where the shares of our common stock outstanding immediately prior to the merger are converted into other securities, cash or other property, and where ownership of the securities representing at least 50% of the voting securities entitled to vote for the election of directors has changed;

  •
  the acquisition by any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities entitled to vote for the election of directors outstanding immediately after such acquisition; or

  •
  a change in the composition of our Board of Directors such that the directors who made up the Board of Directors as of the effective date of the 2000 Plan cease to constitute a majority of the Board of Directors, unless the election of such new director was approved by at least a majority of the directors who made up the Board of Directors as of the effective date of the 2000 Plan.

  Amendment and Termination of the 2000 Plan

        Our Board of Directors may terminate, amend or modify the 2000 Plan. However, shareholder approval of any amendment to the 2000 Plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule. If not terminated earlier by our Board of Directors, the 2000 Plan will terminate on the tenth anniversary of the date of its initial adoption by our Board of Directors.

  Securities Laws and Federal Income Taxes

        The 2000 Plan is designed to comply with various securities laws in the same manner as described above in the description of the 2008 Plan under the heading "Securities Laws and Federal Income Taxes—Securities Laws." The general federal tax consequences of awards under the 2000 Plan are the same as those described above in the description of the 2008 Plan under the heading "Securities Laws and Federal Income Taxes—General Federal Tax Consequences."

  1997 Equity Incentive Award Plan

        The material terms of the 1997 Plan are summarized below. The 1997 Plan is filed as an exhibit to the registration statement of which this prospectus is a part.

  Administration

        The Compensation Committee of our Board of Directors administered the 1997 Plan. Subject to the terms and conditions of the 1997 Plan, our Compensation Committee has the authority to make all determinations and to take all other actions necessary or advisable for the administration of the 1997 Plan. Our Compensation Committee is also authorized to establish, adopt, amend or rescind rules relating to administration of the 1997 Plan. Our Board of Directors may at any time revest in itself the authority to administer the 1997 Plan.

  Awards

        Only stock options were granted under the 1997 Plan. All of such stock options are fully vested. Non-qualified stock options and incentive stock options granted under the 1997 Plan are generally subject to the terms and conditions described above in connection with the 2000 Plan, as described above.

  Securities Laws and Federal Income Taxes.

        The 1997 Plan is designed to comply with various securities laws in the same manner as described above in the description of the 2008 Plan under the heading "Securities Laws and Federal Income Taxes—Securities Laws." The general federal tax consequences of awards under the 1997 Plan are the same as those described above in the description of the 2008 Plan under the heading "Securities Laws and Federal Income Taxes—General Federal Tax Consequences."

  2008 Employee Stock Purchase Plan

        In                        , our Board of Directors adopted the 2008 Employee Stock Purchase Plan, or the Purchase Plan, which will be submitted to our shareholders for their approval within 12 months from the date our Board of Directors approved the Purchase Plan. The Purchase Plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock with accumulated payroll deductions. The Purchase Plan will become effective            .

        We have initially reserved a total of 600,000 shares of our common stock for issuance under the Purchase Plan. The Purchase Plan will contain an "evergreen provision" that allows for an annual increase in the number of shares available for issuance under the Purchase Plan on January 1 of each year during the ten-year term of the Purchase Plan, beginning on January 1, 2009. The annual increase shall be equal to the least of:

  •
  1% of our outstanding common stock on the applicable January 1;

  •
  750,000 shares; and

  •
  a lesser amount determined by our Board of Directors.

        The Purchase Plan also provides for an aggregate limit of 8,100,000 shares of common stock which may be issued under the Purchase Plan over the course of its ten-year term. The material terms of the Purchase Plan are summarized below. The Purchase Plan is filed as an exhibit to the registration statement of which this prospectus is a part.

        The Purchase Plan will have consecutive six-month offering periods. Under the Purchase Plan, purchases will be made on the last day of each offering period. We expect the first offering period under the Purchase Plan will commence on December 1, 2008. A new six-month offering period will commence on each June 1 and December 1 thereafter during the term of the Purchase Plan. Our Compensation Committee may change the frequency and duration of offering periods under the Purchase Plan.

        Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the first day of the offering period to the extent such individual does not, immediately after any rights under the Purchase Plan are granted, own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other stock or of our parent or a subsidiary. As of January 31, 2008, all 374 of our employees would have been eligible to participate in the Purchase Plan if it were in effect.

        Participants may contribute up to 20% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the first day of the offering period or, if lower, 85% of the fair market value per share on the purchase date. In each calendar year, no employee is permitted to purchase more than $25,000 worth of shares at the fair market value determined as of the first day of the offering period.

        In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the Purchase Plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will be equal to 85% of the market value per share on the first day of the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share on the date the purchase rights are exercised.

        The Purchase Plan will terminate no later than the tenth anniversary of the Purchase Plan's initial adoption by our Board of Directors.

  Securities Laws and Federal Income Taxes

        The Purchase Plan is designed to comply with various securities and federal income tax laws in the same manner as described above in the description of the 2008 Plan under the heading "Securities Laws and Federal Income Taxes."

Director Compensation

        We compensate non-employee members of the Board of Directors through a mixture of cash and equity-based compensation. Directors who are also employees do not receive cash or equity compensation for service on the Board of Directors in addition to compensation payable for their service as our employees.

        The Board of Directors reviews the level of compensation of our non-employee directors periodically to ensure that total remuneration remains competitive. We have historically obtained data from a number of sources, including publicly available data describing director compensation in peer companies and survey data collected by management. Peer companies reviewed are the same as those reviewed when determining executive compensation. In 2007, we also enlisted the help of Compensia to collect additional data.

        In 2006, each non-employee director received an annual retainer of $12,000 and the Chairman of the Board of Directors received $22,000. Additional retainers were paid for membership on the Board of Director's committees. Members of the Audit Committee received an annual retainer of $5,000 while the Audit Committee chair received $7,500. Members of the Compensation Committee received an annual retainer of $2,500 while the Compensation Committee chair received $5,000.

        Directors receive $2,500 per Board of Directors meeting attended in person. The non-employee members of our Board of Directors are also reimbursed for travel, lodging and other reasonable expenses incurred in attending Board of Directors or committee meetings.

        In addition to the annual retainers, non-employee directors are generally granted, upon their initial election to the Board of Directors, non-statutory stock options to purchase 30,000 shares of common stock that vest monthly over a four-year period. An additional 15,000 options for Board of Directors members, and 20,000 options for the Chairman, are granted annually, on July 1 or the closest business day following July 1 of each calendar year.

        Following the completion of this offering, we intend to provide cash compensation in the form of an annual retainer of $20,000 for each non-employee director. We will also pay an additional annual retainer of $10,000 to the Chairman of our Board of Directors, $15,000 to the Chair of our Audit Committee, $8,000 to the Chair of our Compensation Committee, and $5,000 to the Chair of our Nominating/ Corporate Governance Committee. We will also pay an additional $8,000 per year to members of the Audit Committee, an additional $4,000 per year to members of our Compensation Committee and an additional $2,500 per year to members of our Nominating/Governance Committee. Members of our Board of Directors will be paid $2,000 for each meeting attended in person and $750 for each telephonic meeting attended. The Compensation Committee members will also be paid $250 for each monthly phone meeting attended. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our Board of Directors and committees of the Board of Directors.

        Following the completion of this offering, any non-employee director who is first elected or appointed to the Board of Directors will be granted an option to purchase 30,000 shares of our common stock on the date of his or her initial election or appointment to the Board of Directors. Such options will have an exercise price per share equal to the fair market value of our common stock on the date of grant. In addition, on the date of each annual meeting of our shareholders following this offering, each non-employee director will be eligible to receive an option to purchase 15,000 shares of common stock (20,000 for the Chairman of our Board of Directors).

        The initial options granted to non-employee directors described above will vest over 3 years in 36 equal monthly installments, subject to the director's continuing service on our Board of Directors on those dates. The annual options granted to non-employee directors described above will vest over one year in 12 equal monthly installments, subject to the director's continuing service on our Board of Directors on those dates. The term of each option granted to a non-employee director shall be ten years. The terms of these options are described in more detail under "Employee Equity Incentive Plans—2008 Equity Incentive Award Plan."

Summary Director Compensation

        The following table summarizes cash and stock compensation received by our directors for 2007.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	All Other Compensation ($)		Total ($)
Timothy R. G. Sear	37,000	41,599	—		78,599
Rolf Classon	27,000	31,400	—		58,400
David Durkin(3)	17,000	32,004	—		49,004
Kathleen LaPorte(4)	27,000	32,004	—		59,004
Jean-Pierre Millon	27,000	31,216	—		58,216
Adele C. Oliva(5)	24,500	33,135	—		57,635
Stephan R. Targan, M.D.	22,000	32,164	23,125	(6)	77,289
Robert S. Whitehead	19,500	32,515	—		52,015

(1)
Represents compensation expense for stock option grants awarded in and prior to 2007, recognized for financial reporting purposes (assuming no forfeitures) under SFAS No. 123R, for the year ended December 31, 2007. For a discussion of the valuation assumptions, see Notes 1 and 10 to our consolidated financial statements included elsewhere in this prospectus.

(2)
Vested and nonvested options outstanding as of December 31, 2007 and the grant date fair value of the options awarded in 2007 were:

	Shares Underlying Options Outstanding At December 31, 2007 (#)	Grant Date Fair Value for Options Awarded in 2007 ($)
Timothy R. G. Sear	90,000	58,862
Rolf Classon	70,000	44,147
David Durkin	60,000	44,147
Kathleen LaPorte	60,000	44,147
Jean-Pierre Millon	150,000	44,147
Adele C. Oliva	60,000	44,147
Stephan R. Targan, M.D.	65,000	44,147
Robert S. Whitehead	85,000	44,147
(3)
All fees earned by Mr. Durkin are paid directly to DLJ Merchant Banking III, Inc. The underlying shares or economic value of all options granted to Mr. Durkin is also to be remitted by Mr. Durkin to Credit Suisse Private Equity, Inc., the parent of DLJ Merchant Banking III, Inc.

(4)
The underlying shares or economic value of all options granted to Ms. LaPorte is to be remitted by Ms. LaPorte to New Leaf Venture Partners, L.L.C.

(5)
All fees earned by Ms. Oliva are paid directly to Apax Partners, LP. In addition, Ms. Oliva must remit the underlying shares or economic value of all options granted to Apax Partners, LP.

(6)
Amounts shown reflect consulting fees paid to Dr. Targan.

PRINCIPAL [AND SELLING] SHAREHOLDERS

        The following table sets forth information about the beneficial ownership of our common stock (on an as-converted basis) at January 31, 2008 and as adjusted to reflect the sale of the shares of common stock in this offering, for:

  •
  each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group[; and]

  •
  [each selling shareholder.]

        Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Prometheus Laboratories Inc., 9410 Carroll Park Drive, San Diego, CA 92121. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us by the shareholders, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of capital stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership prior to this offering on 42,708,947 shares of common stock outstanding on January 31, 2008, which assumes the conversion of all outstanding shares of preferred stock into common stock and shares of common stock outstanding upon completion of this offering. The following table assumes no exercise of the underwriters' option to purchase additional shares.

        In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of January 31, 2008. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to the Offering			[Shares Beneficially Owned After the Offering]
Beneficial Owner			[Shares Being Sold]
	Number	Percentage		Number	Percentage
5% or Greater Shareholders:
DLJ Merchant Banking Partners III, L.P. and affiliated entities(1)(2) DLJ Merchant Banking Partners III, L.P. One Madison Avenue, 11th Floor New York, NY 10010	8,887,240	20.8%
Funds affiliated with Split Rock Partners, LLC(3) 10400 Viking Drive, Suite 550 Minneapolis, MN 55344	7,221,045	16.9%
Sprout Capital VII, L.P. and affiliated entities(2)(4) c/o New Leaf Venture Partners, L.L.C. 2500 Sand Hill Road, No. 203 Menlo Park, CA 94025	5,189,268	12.2%
Funds affiliated with Apax Partners(5) 153 East 53rd Street, 53rd Floor New York, NY 10022	4,560,266	10.7%
Funds affiliated with Wachovia Capital Partners(6) 301 S. College Street, 12th Floor Charlotte, NC 28288	4,560,265	10.7%
Funds affiliated with Brentwood Venture Capital(7) 11150 Santa Monica Boulevard, Suite 1200 Los Angeles, CA 90025	3,113,561	7.3%

Directors and Executive Officers:
Joseph M. Limber(8)	2,135,425	4.8%
Henry Y. Pan, M.D., Ph.D.(9)	127,499	*
Michael V. Swanson(10)	366,248	*
Lee R. McCracken(11)	185,000	*
Fortunato R. Rocca(12)	75,623	*
Timothy R.G. Sear(13)	113,327	*
Rolf A. Classon(14)	49,577	*
David A. Durkin(15)	39,993	*
Kathleen D. LaPorte(16)	5,229,261	12.2%
Jean-Pierre Millon(17)	131,244	*
Adele C. Oliva(18)	36,870	*
Stephan R. Targan, M.D.(19)	644,993	1.5%
Robert S. Whitehead(20)	64,993	*
Executive officers and directors as a group (15 persons)(21)	9,392,549	20.4%
[Other Selling Shareholders:]

(1)
Includes 6,180,655 shares of common stock held by DLJ Merchant Banking Partners III, L.P., 432,429 shares of common stock held by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III, C.V., 52,717 shares of common stock held by DLJ MB Partners III GmbH & Co. KG, 111,545 shares of common stock held by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partners of DLJ Offshore Partners III-1, C.V., 79,457 shares of common stock held by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partners of DLJ Offshore Partners III-2, C.V., 2,019,970 shares of common stock held by MBP III Plan Investors, L.P. and 10,467 shares of common stock held by Millennium Partners II, LP. Voting and investment control over the shares held by the foregoing entities are exercised by an investment committee of DLJ Merchant Banking III, L.P. The composition of the investment committee may change from time to time, but is currently comprised of eight individuals. Such individuals disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest therein.

(2)
These entities are affiliates of Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629.                        of these shares are subject to a voting trust agreement. The trustee of the voting trust is                        and its address is                        . These entities disclaim beneficial ownership of the shares subject to the voting trust over which they lack dispositive control. See "Description of Capital Stock—Voting Trust Agreement" for more information regarding this agreement.

(3)
Includes 6,045,025 shares of common stock held by SPVC V, LLC, 643,989 shares of common stock held by SPVC VI, LLC, 500,000 shares of common stock held by Windamere, LLC and 32,031 shares of common stock held by Windamere II, LLC. Split Rock Partners, LLC, together with Vesbridge Partners, LLC, is the manager of SPVC V, LLC and SPVC VI, LLC, however voting and investment power is delegated solely to Split Rock Partners, LLC. Split Rock Partners, LLC has delegated voting and investment decisions to four managing directors, Michael Gorman, James Simons, David Stassen and Allan Will, who require a two-thirds vote to act. Split Rock Partners, LLC has also appointed a majority of the members of the board of directors of Windamere, LLC and Windamere II, LLC. Voting and investment power over shares held by each of the named funds above may be deemed to be shared with each of the managing directors and Split Rock Partners, LLC due to the affiliate relationship described above. Each of the managing directors and Split Rock Partners, LLC disclaims any beneficial ownership of the shares, except to the extent of any pecuniary interest therein.

(4)
Includes 4,709,873 shares of common stock held by Sprout Capital VII, L.P., 64,254 shares of common stock held by Sprout CEO Fund, L.P., 69,017 shares of common stock held by DLJ Capital Corp., 325,286 shares of common stock held by DLJ ESC II, LP and 20,838 shares of common stock held by Sprout IX Plan Investors, L.P. Voting and investment decisions of Sprout Capital VII, L.P. and affiliated entities, or the Sprout Group, are made by the Sprout Investment Committee of the Sprout Group, a division of Credit Suisse Private Equity, Inc. The Sprout Investment Committee consists of Nicole Arnaboldi, Philippe Chambon, Robert Finzi, Janet Hickey and Kathleen LaPorte. No one individual controls investment decisions of the Sprout Funds.

(5)
Includes 4,505,542 shares of common stock held by APA Excelsior V, L.P. and 54,724 shares of common stock held by Patricof Private Investment Club II, LP. Apax Managers, Inc. is the general partner of APA Excelsior V Partners, L.P. APA Excelsior V Partners, L.P. is the general partner of APA Excelsior V, L.P. and Patricof Private Investment Club II, LP. Apax Managers, Inc. is an affiliate of Apax Partners, LP. Each of the directors of Apax Managers, Inc. and Apax Partners, LP may be deemed to be beneficial owners of the shares held by these funds; however, each of such directors disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. Voting and investment control over the shares held by APA Excelsior V, L.P. and Patricof Private Investment Club II, LP is jointly held by John Megrue and Peter Jeton, the Chief Executive Officer and Chief Operating Officer, respectively, of Apax Managers, Inc. Messrs. Megrue and Jeton disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(6)
Includes 4,388,836 shares of common stock held by WCP Fund I, L.P. and 171,429 shares of common stock held by Wachovia Capital Partners, Inc. Wachovia Capital Partners GP I, LLC is the general partner of WCP Fund I, L.P. and has voting and investment control over the shares of common stock held by WCP Fund I, L.P. Frederick W. Eubank, II, L. Watts Hamrick, III and Scott B. Perper are the managers of, and control voting and investment decisions on behalf of, Wachovia Capital Partners GP I, LLC. Messrs. Eubank, Hamrick and Perper are the directors of, and have voting and investment control over the shares of common stock held by, Wachovia Capital Partners, Inc. Messrs. Eubank, Hamrick and Perper each disclaim beneficial ownership of the shares of common stock held by WCP Fund I, L.P. and Wachovia Capital Partners, Inc.

(7)
Includes 124,543 shares of common stock held by Brentwood Affiliates Fund II, L.P. and 2,989,018 shares of common stock held by Brentwood Associates VIII, L.P. Voting and investment power over shares held by Brentwood Affiliates Fund II, L.P. and Brentwood Associates VIII, L.P. is held by Brentwood VIII Ventures, LLC, the sole general partner of each entity.

(8)
Includes options to purchase 1,957,649 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

(9)
Includes options to purchase 127,499 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

(10)
Includes options to purchase 366,248 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

(11)
Includes options to purchase 185,000 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

(12)
Includes options to purchase 75,623 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

(13)
Includes options to purchase 63,327 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

(14)
Includes options to purchase 49,577 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

(15)
Does not include shares beneficially owned by DLJ Merchant Banking Partners III, L.P. and its affiliated entities. Mr. Durkin is a Partner of Avista Capital Management. Through an arrangement with an affiliate of Avista Capital Management, Mr. Durkin serves as a consultant to assist in the monitoring of certain portfolio companies of DLJ Merchant Banking Partners III, L.P. Mr. Durkin disclaims beneficial ownership of shares beneficially owned by DLJ Merchant Banking Partners III, L.P. and its affiliated entities. Includes options to purchase 39,993 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008. The underlying shares or economic value of such options is to be remitted by Mr. Durkin to Credit Suisse Private Equity, Inc., the parent of DLJ Merchant Banking III, Inc.

(16)
Ms. LaPorte is a Managing Director of New Leaf Venture Partners, L.L.C., or New Leaf, which has entered into a sub-management agreement with DLJ Capital Corporation whereby New Leaf provides investment management services on the various investments held by Sprout Capital VII, L.P. and affiliated entities, or the Sprout Group. Decisions on such investments rest in the Sprout Investment Committee, of which Ms. LaPorte is one of the five members. As a result, Ms. LaPorte may be deemed to beneficially own the shares of common stock held by the Sprout Group. Ms. LaPorte disclaims beneficial ownership of the shares held by the Sprout Group, except to the extent of her direct pecuniary interest therein. Includes options to purchase 39,993 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

(17)
Includes options to purchase 131,244 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

(18)
Does not include shares beneficially owned by funds affiliated with Apax Partners, LP. Ms. Oliva served with Apax Partners, LP from 1997 to 2007, including as a Partner from 2000 to June 2007. Ms. Oliva disclaims beneficial ownership of these shares except to the extent of her direct pecuniary interest therein. Includes options to purchase 36,870 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

(19)
Dr. Targan's shares are held by SJT Family Investments, LLP, of which Dr. Targan is the principal. Dr. Targan has voting and investment power over these shares. Includes options to purchase 44,993 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

(20)
Includes options to purchase 64,993 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

(21)
Includes options to purchase 3,494,461 shares of common stock that will be vested and fully exercisable within 60 days of January 31, 2008.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We describe below transactions and series of similar transactions, since January 1, 2004, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  a director, executive officer, holder of more than 5% of our common stock (on an as-converted basis) or any member of their immediate family had or will have a direct or indirect material interest.

        We also describe below certain other transactions with our directors, executive officers and shareholders. Although we have had no formal written policy in the past, as of the date of completion of this offering, our written policy will require that any transaction with a related party required to be reported under applicable SEC rules, other than compensation-related matters, be reviewed and approved by our Audit Committee. We will not adopt written procedures for review of, or standards for approval of, these transactions, but instead we intend to review such transactions on a case by case basis. In addition, our Compensation Committee will approve all compensation-related policies.

Registration Rights Agreement

        We have agreements with certain purchasers of warrants to purchase 3,966,594 shares of our common stock issuable upon exercise of such warrants, 3,945,165 of such warrant shares were acquired in conjunction with the issuance of our senior notes in April 2001. These agreements provide for certain rights relating to the registration of such 3,966,594 shares of common stock. These registration rights will continue following this offering and will terminate on April 30, 2011. In addition, these rights will terminate for any particular shareholder with registration rights, if such shareholder holds less than 1% of our outstanding common stock and less than 100,000 shares of our common stock, in each case including common stock issuable upon the conversion of preferred stock or the exercise of senior note warrants, as applicable. Each holder of more than 5% of our common stock (on an as-converted basis), including funds affiliated with DLJ Merchant Banking Partners III, L.P., funds affiliated with Split Rock Partners, LLC, funds affiliated with Sprout Capital VII, L.P., funds affiliated with Apax Partners, funds affiliated with Wachovia Capital Partners and funds affiliated with Brentwood Venture Capital, is a party to this agreement. In addition, all holders of senior note warrants are parties to this agreement. See "Description of Capital Stock—Registration Rights" for additional information.

Amended and Restated Shareholders' Agreement

        Pursuant to an amended and restated shareholders' agreement, and the voting agreement contained therein, originally entered into on April 30, 2001 by and among us and certain of our shareholders and warrant holders, the following directors were each elected to serve as members of our Board of Directors under such shareholders' agreement and continue to serve as of the date of this prospectus: Mr. Classon, Ms. LaPorte, Ms. Oliva and Mr. Durkin. The amended and restated shareholders' agreement, and the voting agreement contained therein, will terminate upon completion of this offering, and members previously elected to our Board of Directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock.

Employment Agreements

        As of the date of this prospectus, Joseph M. Limber, our President and Chief Executive Officer, is the only executive officer with an employment agreement. For further information, see "Compensation Discussion and Analysis—Elements of Executive Compensation—Employment and Change in Control Agreements."

Indemnification of Officers and Directors

        Our amended and restated articles of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the California Corporations Code. Further, we have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Personal Services Agreement with Stephan R. Targan, M.D.

        We are a party to a personal services agreement, dated as of June 1, 2007, with Stephan R. Targan, M.D., one of our directors and founders. Under the terms of the agreement, Dr. Targan provides consulting services and accepts speaking engagements on our behalf. For his services under this agreement, Dr. Targan is paid a fair value for his services, not to exceed an aggregate total of $48,000 annually. The contract expires on May 31, 2008 and, prior to its expiration, we expect to enter into a new personal services agreement with Dr. Targan on substantially the same terms.

Financial Advisory Services

        In October 2006, we paid $200,000 to Credit Suisse Securities (USA) LLC for financial advisory services not related to this offering. Affiliates of Credit Suisse Securities (USA) LLC own 14,076,508 shares of our preferred stock as of January 31, 2008, which will convert into 14,076,508 shares of our common stock upon the completion of this offering. See "Principal [and Selling] Shareholders." Credit Suisse Securities (USA) LLC is affiliated with two of our directors as follows:

  •
  David A. Durkin, one of our directors, previously served as a partner of DLJ Merchant Banking Partners III, L.P., a private equity fund which operates as part of Credit Suisse's asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Mr. Durkin is currently a partner of Avista Capital Management, and through an arrangement with an affiliate of Avista Capital Partners serves as a consultant to assist in the monitoring of certain portfolio companies of DLJ Merchant Banking Partners III, L.P. and its affiliated entities. See "Management," and "Principal [and Selling] Shareholders" for more information regarding Mr. Durkin.

  •
  Kathleen D. LaPorte, one of our directors, previously served as a general partner of Sprout Group, the venture capital arm of Credit Suisse's asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Ms. LaPorte is currently a Managing Director of New Leaf Venture Partners, L.L.C., which has entered into a sub-management agreement with DLJ Capital Corporation whereby New Leaf provides investment management services on the various investments held by Sprout Capital VII, L.P. and affiliated entities. See "Management" and "Principal [and Selling] Shareholders" for more information regarding Ms. LaPorte.

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering and the filing of our amended and restated articles of incorporation with the Secretary of State of California, our authorized capital stock will consist of                 shares of common stock, $0.001 par value per share, and                 shares of preferred stock, $0.001 par value per share. The following description summarizes some of the terms of our capital stock and our amended and restated articles of incorporation and amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated articles of incorporation and amended and restated bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        On January 31, 2008, there were 7,293,091 shares of our common stock outstanding, held of record by 160 shareholders. This amount excludes our outstanding shares of preferred stock as of January 31, 2008 which will convert into 35,415,856 shares of common stock upon completion of the offering. After this offering, there will be                  shares of our common stock outstanding or                 shares if the underwriters exercise their option to purchase additional shares in full.

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of our common stock, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the Board of Directors at its discretion out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities of our company, subject to the prior distribution rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        On January 31, 2008, there were 35,415,856 shares of preferred stock outstanding, held of record by 41 shareholders. Shares of our preferred stock automatically convert to common stock in connection with the completion of a qualified initial public offering. Accordingly, upon the completion of this offering, all outstanding shares of preferred stock as of January 31, 2008 will automatically convert into 35,415,856 shares of our common stock.

        Following the offering, our Board of Directors will have the authority, without any action by the shareholders, to issue from time to time preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, liquidation preferences, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings available for distribution as dividends to holders of common stock, decrease the amount of assets available for distribution to holders of our common stock upon our liquidation, dissolution or winding up, adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in our best interests, the Board of Directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. We have no present intention to issue any shares of preferred stock.

Warrants

        In conjunction with the issuance of our senior notes in April 2001, we issued redeemable warrants to purchase 4,466,224 shares of our common stock, or the senior note warrants. In the event that certain existing holders of our preferred stock sell more than 50% of their capital stock prior to our initial public offering, we must offer to repurchase the senior note warrants or any shares issued on exercise of such warrants at the fair market value of the common stock. Furthermore, unless we have completed a qualified initial public offering, holders of the senior note warrants may require us, at any time from April 30, 2007 through April 30, 2008, to repurchase their warrants or any shares issued on the exercise of such warrants at the fair market value of the common stock. In July 2007, we were required to repurchase senior note warrants to purchase 521,059 shares of common stock for $2.7 million. Holders of warrants other than the senior note warrants do not have rights to require us to repurchase such warrants. As of December 31, 2007, the fair market value of the senior note warrants was $41.4 million.

        As of December 31, 2007, we have issued warrants to purchase up to an aggregate of 3,966,594 shares of our common stock (including the senior note warrants that have not been repurchased) and warrants to purchase an aggregate of 417,942 shares of our preferred stock. All outstanding warrants to purchase preferred stock will convert to warrants to purchase common stock upon completion of this offering. Of these warrants, the senior note warrants are immediately exercisable at an exercise price of $0.01 per share and the other 439,371 warrants are immediately exercisable at an exercise price of $1.75 per share. Of these warrants, the senior note warrants automatically exercise on April 30, 2008, warrants to purchase 21,429 shares of our common stock expire three years after the date of this offering and the remaining warrants to purchase 417,942 shares of our preferred stock expire five years after the date of this offering.

Voting Trust Agreement

        Before completion of this offering, certain affiliates of Credit Suisse Securities (USA) LLC will enter into a voting trust agreement with                        , an independent trustee, pursuant to which                        shares of our common stock, representing approximately    % of our common stock then outstanding, will be deposited into a voting trust and will thereafter be voted by the voting trustee in accordance with the voting trust agreement. Subject to specified exceptions, the voting trust agreement also requires Credit Suisse Securities (USA) LLC and its affiliates to deliver to the trustee, and make subject to the voting trust agreement, any shares of our common stock owned by it or its affiliates that would cause the aggregate shares of our common stock held by them to exceed 5% of our common stock then outstanding. Credit Suisse Securities (USA) LLC and certain of its affiliates will enter into the voting trust agreement so that Credit Suisse Securities (USA) LLC and its affiliates will not have voting control of Prometheus for purposes of the federal securities laws.

        The voting trust agreement requires that the trustee cause the shares subject to the voting trust to be represented at all shareholder meetings for purposes of determining a quorum, but the trustee is not required to vote the shares on any matter. If the trustee votes the trust shares on any matter subject to a shareholder vote, including proposals involving the election of directors, change of control and other significant corporate transactions, the shares will be voted in the same proportion as votes cast "for" or "against" those proposals by our other shareholders.

        The affiliates of Credit Suisse Securities (USA) LLC that will become parties to the voting trust agreement are also parties to an agreement with us that entitle them to specified rights relating to the registration of their shares for public resale. See "—Registration Rights" for more information regarding these registration rights. Holders of the shares of our common stock subject to the voting trust agreement will retain their registration rights and their rights to sell the shares of our common stock that are subject to the voting trust. The voting trust permits transfer of shares into the market in accordance with securities laws but contains restrictions on private transfers. The holders will also retain the right to receive any dividends or distributions that we may pay on our common stock.

        The voting trust agreement will terminate upon:

  •
  the tenth anniversary of the agreement;

  •
  the written election of a certain affiliate of Credit Suisse Securities (USA) LLC or the holders of the majority of the shares of common stock subject to the voting trust agreement and the satisfaction of specified requirements, including immediately after giving effect to such termination, Credit Suisse Securities (USA) LLC and its affiliates will not be affiliates of us within the meaning of Rule 144 of the Securities Act; or

  •
  the transfer of all of the shares of common stock subject to the voting trust agreement out of the voting trust as permitted thereunder.

Registration Rights

        After this offering, the holders of approximately             shares of common stock and the holders of warrants to purchase              shares of common stock will be entitled to rights with respect to the registration of such shares under the Securities Act. These shares are referred to as registrable securities. Under the terms of the agreement between us and the holders of the registrable securities, if we propose to register any of our securities under the Securities Act, these holders are entitled to notice of such registration and are entitled to include their shares of registrable securities in our registration. Certain of these holders are also entitled to demand registration, pursuant to which they may require us to use our best efforts to register their registrable securities under the Securities Act at our expense, up to a maximum of two such registrations. Holders of registrable securities may also require us to file an unlimited number of additional registration statements on Form S-3 at our expense so long as such holders propose to sell at least $500,000 of registrable securities. These registration rights will continue following this offering and will terminate on April 30, 2011. In addition, these rights will terminate for any particular shareholder with registration rights, if such shareholder holds less than 1% of our outstanding common stock and less than 100,000 shares of our common stock, in each case including common stock issuable upon the conversion of preferred stock or the exercise of senior note warrants, as applicable.

        All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.

Anti-Takeover Effects of Provisions of our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws and California Law

        Some provisions of California law, and our amended and restated articles of incorporation and our amended and restated bylaws will, contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

  Undesignated Preferred Stock

        The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue, without shareholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

  Requirements for Advance Notification of Shareholder Nominations and Proposals

        Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. Such provisions may preclude shareholders from bringing matters to a shareholder vote other than at the annual meeting of the shareholders.

  Elimination of Shareholder Action by Written Consent

        Our amended and restated articles of incorporation eliminate the right of shareholders to act by written consent without a meeting.

  Election and Removal of Directors

        Upon the completion of this offering, our Board of Directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our shareholders. For more information on the classified board of directors, see "Management—Board Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors.

  Amendment of Charter Provisions

        The amendment of any of the above provisions, except for the provision making it possible for our Board of Directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock. The amendment of the provisions making it possible for our Board of Directors to issue preferred stock would require approval of a majority of the holders of our then outstanding common stock.

  California Anti-Takeover Statute

        We are subject to the provisions of Section 1203 of the California Corporations Code, which includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company. First, if an "interested person" makes an offer to purchase the shares of some or all of our existing shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an "interested person" if the person directly or indirectly controls us, if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our officers or directors holds a material financial interest. If after receiving an offer from such an "interested person", we receive a subsequent offer from a neutral third party, then we must notify our shareholders of this offer and afford each of them the opportunity to withdraw their consent to the "interested person" offer. Section 1203 and other provisions of the California Corporations Code could make it more difficult for a third party to acquire a majority of our outstanding voting stock by discouraging a hostile bid, or delaying, preventing or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of us or other changes in our management.

        We are also subject to other provisions of the California Corporations Code, including voting requirements that may have the effect of deterring, delaying or preventing hostile takeovers, dispositions of our assets or changes in control or management of us. Under Section 1101 of the California Corporations Code, if a single entity or constituent corporation owns more than 50% but less than 90% of the outstanding shares of any series of our capital stock and attempts to merge us into itself or another constituent corporation, our non-redeemable securities may only be exchanged for non-redeemable securities of the surviving entity unless all of our shareholders consent to the transaction or the terms of the transaction are approved and determined fair by the California Commissioner of Corporations. Likewise, Section 1001(d) of the California Corporations Code imposes similar restrictions on the disposition of our assets to affiliated entities. Under Section 1001(d), any proposed sale or disposition of all or substantially all of our assets to any other corporation that we are controlled by or under common control with must be consented to by our shareholders holding at least 90% of our outstanding shares of capital stock or approved and determined fair by the California Commissioner of Corporations. Sections 1101 and 1001 could make it significantly more difficult for a third-party to (1) acquire control of us by preventing a possible acquirer from cashing out minority shareholders or selling substantially all of our assets to a related party and therefore could discourage a hostile bid, or delay, prevent or deter entirely a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares or (2) effect a proxy contest for control of us or other changes in our management.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, located at 59 Maiden Lane, New York, NY 10038.

Nasdaq Global Select Market Listing

        We have applied to have our common stock listed on the Nasdaq Global Select Market under the symbol "RXDX."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

        Upon the closing of this offering, we will have outstanding an aggregate of             shares of common stock. Of these shares, all of the              shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing shareholders will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

        As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

  •
  shares will be eligible for sale on the date of this prospectus;

  •
  shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning as soon as 180 days after the date of this prospectus;

  •
  shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning as soon as 180 days after the date of this prospectus; and

  •
  the remaining             restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective six-month holding periods.

Lock-up Agreements

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

        Our officers, directors, and certain shareholders, and warrant holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. The lock-up restrictions are subject to specified exceptions. See "Underwriting."

        The 180-day restricted period described in the two preceding paragraphs will be automatically extended if: (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, in each case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC waive, in writing, such an extension.

        Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, in their sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements.

        In addition, under the terms of the 2000 Equity Incentive Award Plan, or the 2000 Plan, and the 1997 Equity Incentive Award Plan, or the 1997 Plan, options granted pursuant to the 2000 Plan and the 1997 Plan and outstanding shares resulting from the exercise of stock options granted pursuant to the 2000 Plan and the 1997 Plan are subject to a 180-day "lock-up" period following the date of this prospectus.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the Nasdaq Global Select Market during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that

Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 1997 Equity Incentive Award Plan, 2000 Equity Incentive Award Plan, 2008 Equity Incentive Award Plan and 2008 Employee Stock Purchase Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Warrants

        As of January 31, 2008, we have outstanding warrants to purchase up to an aggregate of 3,966,594 shares of our common stock and warrants to purchase an aggregate of 417,942 shares of our preferred stock. All outstanding warrants to purchase preferred stock will convert to warrants to convert to common stock upon completion of this offering. Of these warrants, 3,945,165 are immediately exercisable at an exercise price of $0.01 per share and 439,371 are immediately exercisable at an exercise price of $1.75 per share. Of these warrants, 21,429 expire three years after the date of this offering, 3,945,165 automatically exercise on April 30, 2008 and 417,942 expire five years after the date of this offering. See "Description of Capital Stock—Warrants."

Stock Options

        As of January 31, 2008, options to purchase a total of 8,288,336 shares of our common stock were outstanding under our 1997 Equity Incentive Plan and our 2000 Equity Incentive Plan, of which 5,504,272 were exercisable. Upon completion of this offering, an additional             shares of common stock will be available for future option grants under our 2008 Equity Incentive Award Plan.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

        This section summarizes certain material U.S. federal income tax considerations relating to the ownership and disposition of common stock to non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated under the Internal Revenue Code, and administrative rulings and judicial decisions as of the date hereof. These authorities may change, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. This summary assumes that the common stock is or will be held as capital assets within the meaning of the Internal Revenue Code. For purposes of this summary, a "non-U.S. holder" is any beneficial owner of our common stock other than a citizen or resident of the United States, a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia, a trust that is (1) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; persons subject to the alternative minimum tax; tax exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark to market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of our company (except to the extent specifically set forth below); certain former citizens or long-term residents of the United States; persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

        INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

Dividends

        We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder's basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to such financial institution or the agent. The financial institution or the agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if an income tax treaty applies, are attributable to your U.S. permanent establishment.

Sale of Common Stock

        Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, any gain realized would be subject to U.S. federal income tax if:

  •
  the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and, if an income tax treaty applies, is attributable to your U.S. permanent establishment (in which case the special rules described below apply);

  •
  the non-U.S. holder is an individual and is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below) treat the gain as effectively connected with a U.S. trade or business.

        An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

        The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a "U.S. real property holding corporation," or a USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

        If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates and will not be subject to the 30% withholding tax discussed above. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. To claim an exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for an exemption or otherwise lower rate.

Backup Withholding and Information Reporting

        The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to certain exempt holders, including corporations, whether domestic or foreign, who establish their exempt status.

        Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under "—Dividends." We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

        Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2008, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Banc of America Securities LLC
Cowen and Company, LLC
Pacific Growth Equities, LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to additional shares from us at the initial public offering price less the underwriting discounts and commissions.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $        per share. The underwriters and selling group members may allow a discount of $        per share on sales to other broker-dealers. After the initial public offering the representative may change the public offering price and concession.

        The following table summarizes the compensation and estimated expenses we [and the selling shareholders] will pay:

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Underwriting Discounts and Commissions paid by us	$	$	$	$
Costs payable by us	$	$	$	$
[Underwriting Discounts and Commissions paid by selling shareholders]	$	$	$	$
[Costs payable by the selling shareholders]	$	$	$	$

        We estimate that our out of pocket expenses for this offering will be approximately $                  .

        The representatives has informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC waive, in writing, such an extension.

        Our officers, directors, certain shareholders and warrant holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC waive, in writing, such an extension. In addition, under the terms of the 2000 Equity Incentive Award Plan (the "2000 Plan") and the 1997 Equity Incentive Award Plan (the "1997 Plan") options granted pursuant to the 2000 Plan and the 1997 Plan and outstanding shares resulting from the exercise of stock options granted pursuant to the 2000 Plan and the 1997 Plan are subject to a 180-day "lock-up" period following the date of this prospectus.

        The lock-up restriction does not, however, apply to a transfer of our common stock (i) to the underwriters pursuant to the underwriting agreement, (ii) pursuant to the entry by our directors or executive officers into written trading plans designed to comply with Rule 10b5-1 of the Exchange Act, (iii) as a bona fide gift given without prior consideration, (iv) by testate or intestate succession or for bona fide estate planning purposes, (v) to an immediate family member, a trust, a partnership or limited liability company for the direct or indirect benefit of the locked-up party or the immediate family member of the locked-up party, (vi) to a spouse, former spouse, child or other dependent pursuant to a domestic relations order or an order of a court of competent jurisdiction, (vii) to any subsidiary, shareholder, partner or member, affiliate or any of its or its affiliate's directors, officers and employees, if the locked-up party is a corporation, partnership or limited liability company, (viii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (iii) through (vii) above, (ix) to us upon termination of the locked-up party's employment with us or (x) to pay the exercise price of options to purchase our common stock pursuant to the cashless exercise feature of such options; provided that in the case of clauses (iii) through (viii) above, the transferee agrees to be bound in writing by the terms of the lock-up prior to the transfer and in the case of clauses (iii) through (ix) above, no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of our common stock, shall be required to be made or shall be voluntarily made in connection with any transfer of our common stock. In addition, in the case of holders of redeemable warrants issued in April 2001 in connection with the issuance of our senior notes, the lock-up restriction does not apply to their put rights with respect to such warrants.

        We [and the selling shareholders] have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on the Nasdaq Global Select Market under the symbol "RXDX."

        The shares of common stock are offered for sale in those jurisdictions in the United States, Europe, and elsewhere where it is lawful to make such offers.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any common stock which is the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State prior to the publication of a prospectus that has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in such Member State except that an offer to the public in the Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

          (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

          (c)   by the Underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of International Manager for any such offer; or

          (d)   in any other circumstances falling within Article 3(2) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

        The offering has not been notified to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances) pursuant to Article 18 of the Belgian law of 22 April 2003 on the public offering of securities (the "Law on Public Offerings") nor has this prospectus been, or will it be, approved by the Belgian Banking, Finance and Insurance Commission pursuant to Article 14 of the Law on Public Offerings. Accordingly, the offering may not be advertised, the common stock may not be offered or sold, and this prospectus nor any other information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than (i) institutional investors referred to in Article 3, 2° of the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions (the "Royal Decree"), acting for their own account or (ii) investors wishing to acquire the common stock for an amount of at least EUR 250,000 (or its equivalent in foreign currencies) per transaction, as specified in Article 3, 1° of the Royal Decree.

        The common stock is offered in Finland solely to investors who are qualified investors. This prospectus has neither been filed with nor approved by the Finnish Financial Supervision Authority and it does not constitute a prospectus under the Prospectus Directive (2003/71/ EC), the Finnish Securities Market Act (495/1989, as amended) or the Finnish Investment Funds Act (48/1999, as amended).

        The common stock which is the object of this prospectus is neither registered for public distribution with the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—'BaFin') according to the German Investment Act nor listed on a German exchange. No sales prospectus pursuant to the German Securities Prospectus Act or German Sales Prospectus Act or German Investment Act has been filed with the BaFin. Consequently, the common stock must not be distributed within the Federal Republic of Germany by way of a public offer, public advertisement or in any similar manner and this prospectus and any other document relating to the common stock, as well as information or statements contained therein, may not be supplied to the public in the Federal Republic of Germany or used in connection with any offer for subscription of the common stock to the public in the Federal Republic of Germany or any other means of public marketing.

        No offer of shares to the public in Ireland shall be made at any time except:

          (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

          (c)   in any other circumstances which do not require the publication by the Company of a prospectus pursuant to the Prospectus (Directive 2003/71/EC) Regulations 2005.

        The offering of the common stock has not been registered with the Commissione Nazionale per le Società e la Borsa ("CONSOB") (the Italian securities and exchange commission) pursuant to the Italian securities legislation and, accordingly, each Underwriter represents and agrees that it has not offered, sold or delivered any common stock nor distributed any copies of the prospectus or any other document relating to the common stock, and will not offer, sell or deliver any shares nor distribute any copies of the prospectus or any other document relating to the common stock in the Republic of Italy ("Italy") in a solicitation to the public at large (sollecitazione all'investimento), and that the common stock in Italy shall only be:

            (i)  offered or sold to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No 11522 of 1 July 1998 (the "Regulation No 11522"), as amended; or

           (ii)  offered or sold in circumstances where an exemption from the rules governing solicitations to the public at large applies, pursuant to Article 100 of Legislative Decree No 58 of 24 February 1998 (the "Financial Services Act") and Article 33, first paragraph, of CONSOB Regulation No 11971 of 14 May 1999 (the "Regulation No 11971"), as amended, and shall in any event be effected in accordance with all relevant Italian securities, tax and exchange control and other applicable laws and regulations.

        Moreover and subject to the foregoing, each Underwriter represents and agrees that the common stock may not be offered, sold or delivered and neither the prospectus nor any other material relating to the common stock may be distributed or made available in Italy unless such offer, sale or delivery of shares or distribution or availability of copies of the prospectus or any other material relating to the common stock in Italy:

            (i)  is in compliance with Article 129 of Legislative Decree No 385 of 1 September 1993 (the "Italian Banking Act") and the implementing guidelines of the Bank of Italy, pursuant to which the issue or the offer of shares in Italy may need to be followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and

           (ii)  is made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, the Italian Banking Act, the Regulation No 11522, the Regulation No 11971 and other applicable laws and regulations.

        Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

        The offer of common stock has not been registered with the Portuguese Securities Market Commission (the "CMVM"). Each Underwriter has represented, warranted and agreed, and each further Underwriter appointed will be required to represent, warrant and agree that it has not offered or sold, and it will not offer or sell any common stock in Portugal or to residents of Portugal otherwise than in accordance with applicable Portuguese Law.

        No action has been or will be taken that would permit a public offering of any of the common stock in Portugal. Accordingly, no common stock may be offered, sold or delivered except in circumstances that will result in compliance with any applicable laws and regulations. In particular, each Underwriter has represented, warranted and agreed that no offer has been addressed to more than 200 non-institutional Portuguese investors; no offer has been preceded or followed by promotion or solicitation to unidentified investors, or followed by publication of any promotional material. The offer of common stock is intended for Institutional Investors. Institutional Investors within the meaning of Article 30 of the Securities Code (Código dos Valores Mobiliários) includes credit institutions, investment firms, insurance companies, collective investment institutions and their respective managing companies, pension funds and their respective pension fund-managing companies, other authorized or regulated financial institutions, notably securitisation funds and their respective management companies and all other financial companies, securitisation companies, venture capital companies, venture capital funds and their respective management companies.

        The prospectus in respect of the common stock has not been registered with the Comisión Nacional del Mercado de Valores (the "CNMV"). Accordingly, the common stock may only be offered in Spain to qualified investors under pursuant to and in compliance with Law 24/1988, as amended and Royal Decree 1310/2005.

        Each of the Underwriters severally represents, warrants and agrees as follows: (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of FSMA does not apply; and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

        Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; (hereinafter, "Professional Investors"), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        Certain of the underwriters and their respective affiliates have performed and may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the administrative agent and a lender under our bank credit agreement.

        In addition, we have the following relationships with the representatives and their affiliates:

  •
  In October 2006, we paid $200,000 to Credit Suisse Securities (USA) LLC for financial advisory services not related to this offering. Affiliates of Credit Suisse Securities (USA) LLC own 14,076,508 shares of our preferred stock as of January 31, 2008, which will convert into 14,076,508 shares of our common stock upon the completion of this offering. See "Principal [and Selling] Shareholders" and "Certain Relationships and Related Party Transactions—Financial Advisory Services." Before the completion of the offering, affiliates of Credit Suisse Securities (USA) LLC will deposit all shares of our common stock held by them that exceed 5.0% of our then outstanding common stock into a voting trust under which the shares will be voted by an independent trustee. See "Principal [and Selling] Shareholders" and "Description of Capital Stock—Voting Trust Agreement" for more information regarding the voting trust agreement.

  •
  David A. Durkin, one of our directors, previously served as a partner of DLJ Merchant Banking Partners III, L.P., a private equity fund which operates as part of Credit Suisse's asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Mr. Durkin is currently a partner of Avista Capital Management, and through an arrangement with an affiliate of Avista Capital Partners serves as a consultant to assist in the monitoring of certain portfolio companies of DLJ Merchant Banking Partners III, L.P. and its affiliated entities. See "Management," "Certain Relationships and Related Party Transactions—Financial Advisory Services" and "Principal [and Selling] Shareholders" for more information regarding Mr. Durkin.

  •
  Kathleen D. LaPorte, one of our directors, previously served as a general partner of Sprout Group, the venture capital arm of Credit Suisse's asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Ms. LaPorte is currently a Managing Director of New Leaf Venture Partners, L.L.C. ("New Leaf") which has entered into a sub-management agreement with DLJ Capital Corporation whereby New Leaf provides investment management services on the various investments held by Sprout Capital VII, L.P. and affiliated entities. See "Management," "Certain Relationships and Related Party Transactions—Financial Advisory Services" and "Principal [and Selling] Shareholders" for more information regarding Ms. LaPorte.

        The decision of Credit Suisse Securities (USA) LLC to distribute our common stock was not influenced by its affiliates who own shares of our preferred stock, which will convert into shares of our common stock upon the completion of this offering, and those affiliates had no involvement in determining whether or when to distribute the common stock under this offering or the terms of this offering. Credit Suisse Securities (USA) LLC will not receive any benefit from this offering other than as described in this prospectus.

        Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation among us [, the selling shareholders] and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the initial public offering price will include:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of and the prospects for the industry in which we will compete;

  •
  the ability of our management;

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  the prospects for our future earnings;

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  the present state of our development and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of the offering.

        We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, purchase additional shares pursuant to their option, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Short sales involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we [and the selling shareholders] prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us[, the selling shareholders] and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us [and the selling shareholders] in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us [or the selling shareholders]. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and; if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we [and the selling shareholders] will have no liability. In the case of an action for damages, we [and the selling shareholders] will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein [and the selling shareholders] may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons or entities may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons or entities outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of our common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, San Francisco, California.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2007, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us[, the selling shareholders] and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Prometheus Laboratories Inc.

        We have audited the accompanying consolidated balance sheets of Prometheus Laboratories Inc. as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prometheus Laboratories Inc. at December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Diego, California
March 10, 2008

Prometheus Laboratories Inc.

Consolidated Balance Sheets
(In thousands, except par value)

	December 31,
			Pro Forma at December 31, 2007
	2006	2007
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$34,056	$44,795	$44,795
Marketable securities	44,235	37,120	37,120
Accounts receivable, net of allowance for doubtful accounts of $4,535 and $2,009 at December 31, 2006 and 2007, respectively	27,970	29,478	29,478
Inventories, net	6,866	11,184	11,184
Deferred tax assets	6,480	8,483	8,483
Other current assets	2,357	3,643	3,643

Total current assets	121,964	134,703	134,703
Property and equipment, net	7,375	6,552	6,552
Product rights, patents and other intangible assets, net	22,466	17,605	17,605
Deferred tax assets	14,835	17,810	17,810
Restricted cash	—	80,000	80,000
Other assets	691	4,355	4,355

Total assets	$167,331	$261,025	$261,025

Liabilities, redeemable preferred stock and shareholders' equity (deficit)
Current liabilities:
Accounts payable	$9,843	$14,226	$14,226
Accrued liabilities	22,446	24,117	24,117
Redeemable warrants	14,924	41,424	—
Current portion of long-term debt	2,000	3,750	3,750

Total current liabilities	49,213	83,517	42,093
Long-term debt	22,700	71,250	71,250
Other non-current liabilities	—	1,288	1,288
Commitments and contingencies
Redeemable convertible preferred stock, $.001 par value; 31,553 shares authorized; 31,046 shares issued and outstanding at December 31, 2006	102,405	—	—

Total liabilities and redeemable preferred stock	174,318	156,055	114,631

Shareholders' equity (deficit):
Convertible preferred stock, $.001 par value; 4,370 shares authorized, issued and outstanding at December 31, 2006; 35,923 shares authorized and 35,416 shares issued and outstanding at December 31, 2007; liquidation preference of $112,586 at December 31, 2007	5	35	—
Common stock, $.001 par value; 55,000 shares authorized at December 31, 2006 and 60,000 shares authorized at December 31, 2007; 5,362, 6,042 and 45,404 shares issued and outstanding at December 31, 2006 and 2007, and December 31, 2007 pro forma (unaudited), respectively	5	6	45
Additional paid-in capital	9,573	82,005	123,425
Accumulated earnings	18,606	22,924	22,924
Accumulated accretion of preferred stock to redemption value	(35,176)	—	—

Total shareholders' equity (deficit)	(6,987)	104,970	146,394

Total liabilities, redeemable preferred stock and shareholders' equity (deficit)	$167,331	$261,025	$261,025

See the accompanying notes.

Prometheus Laboratories Inc.

Consolidated Statements of Income
(In thousands, except per share amounts)

	Years Ended December 31,
	2005	2006	2007
Net sales:
Pharmaceutical products	$83,965	$119,150	$143,655
Diagnostic testing services	54,978	68,261	77,285

Total net sales	138,943	187,411	220,940

Operating expenses:
Cost of pharmaceutical product sales (excludes amortization of acquired product rights)	34,164	54,784	72,460
Cost of diagnostic testing services	9,391	11,904	14,846
Selling, general and administrative	49,216	57,075	60,985
Research and development	3,712	4,622	13,024
Amortization of acquired product rights	3,255	3,255	3,255

Total operating expenses	99,738	131,640	164,570

Income from operations	39,205	55,771	56,370
Other income (expense):
Interest income	1,072	2,514	4,316
Interest expense—warrants	25	(2,015)	(31,085)
Interest expense—other	(5,850)	(1,993)	(3,120)
Other income, net	50	236	130

Income before income taxes	34,502	54,513	26,611
Provision (benefit) for income taxes	(2,055)	22,274	22,293

Income before cumulative effect of a change in accounting principle	36,557	32,239	4,318
Cumulative effect of a change in accounting principle	(7,613)	—	—

Net income	28,944	32,239	4,318
(Accretion to) reversal of redemption value of redeemable preferred stock	(5,458)	(5,161)	35,176

Net income attributable to common shareholders	$23,486	$27,078	$39,494

Net income per common share:
Basic	$0.14	$0.37	$—

Diluted	$0.12	$0.33	$—

Pro forma net income per common share:
Basic			$0.78

Diluted			$0.72

Shares used to compute net income (loss) per common share:
Basic	9,348	9,692	10,004

Diluted	11,626	10,676	10,004

Shares used to compute pro forma net income per common share:
Basic			45,420

Diluted			49,017

See the accompanying notes.

Prometheus Laboratories Inc.

Consolidated Statements of Shareholders' Equity (Deficit)
(In thousands)

							Accretion of Preferred Stock to Redemption Value
	Preferred Stock		Common Stock					Total Shareholders' Equity (Deficit)
					Additional Paid-in Capital	Accumulated Earnings (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2004	4,370	$5	4,749	$5	$21,141	$(49,902)	$(24,557)	$(53,308)
Fair value of options granted for services	—	—	—	—	1	—	—	1
Amortization of deferred compensation related to stock options	—	—	—	—	1	—	—	1
Exercise of stock options for cash	—	—	332	—	482	—	—	482
Tax benefit from stock options	—	—	—	—	11	—	—	11
Reversal/accretion of warrants (see Note 1)	—	—	—	—	(12,646)	7,325	—	(5,321)
Accretion of redeemable preferred stock	—	—	—	—	—	—	(5,458)	(5,458)
Net income and comprehensive income	—	—	—	—	—	28,944	—	28,944

Balance at December 31, 2005	4,370	5	5,081	5	8,990	(13,633)	(30,015)	(34,648)
Fair value of options granted for services	—	—	—	—	249	—	—	249
Exercise of stock options for cash	—	—	281	—	318	—	—	318
Tax benefit from stock options	—	—	—	—	16	—	—	16
Accretion of redeemable preferred stock	—	—	—	—	—	—	(5,161)	(5,161)
Net income and comprehensive income	—	—	—	—	—	32,239	—	32,239

Balance at December 31, 2006	4,370	5	5,362	5	9,573	18,606	(35,176)	(6,987)
Fair value of options granted for services	—	—	—	—	2,160	—	—	2,160
Exercise of stock options for cash	—	—	680	1	775	—	—	776
Tax benefit from stock options	—	—	—	—	438	—	—	438
Accretion of redeemable preferred stock	—	—	—	—	—	—	(1,390)	(1,390)
Reclassification of redeemable preferred stock upon expiration of redemption rights	31,046	30	—	—	69,059	—	36,566	105,655
Net income and comprehensive income	—	—	—	—	—	4,318	—	4,318

Balance at December 31, 2007	35,416	$35	6,042	$6	$82,005	$22,924	$—	$104,970

See the accompanying notes.

Prometheus Laboratories Inc.

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2005	2006	2007
Operating activities:
Net income	$28,944	$32,239	$4,318
Adjustments to reconcile net income to net cash provided by operating activities:
Warrant accretion	(25)	2,015	31,085
Cumulative effect of accounting change	7,613	—	—
Depreciation and amortization	5,184	5,469	5,643
Provision for doubtful accounts	3,886	3,522	2,834
Amortization of financing costs	1,808	168	483
Provision for inventory obsolescence	(190)	(89)	175
Stock compensation paid for services	1	249	2,160
Excess tax benefit from exercise of stock options	—	—	(438)
Other adjustments to net income	141	58	563
Changes in operating assets and liabilities:
Accounts receivable	(8,085)	(10,601)	(4,343)
Inventories	(1,778)	1,057	(4,490)
Other assets, including deferred taxes, net	(17,240)	(34)	(6,264)
Accounts payable	4,480	(908)	4,383
Accrued liabilities	6,279	6,931	1,894

Net cash provided by operating activities	31,018	40,076	38,003

Investing activities:
Purchases of product rights and intangible assets	1,445	(842)	(705)
Purchases of property and equipment	(6,744)	(1,446)	(1,043)
Deferred costs of asset acquisition	—	—	(971)
Increase in restricted cash	—	—	(80,000)
Purchases of marketable securities	(26,566)	(55,119)	(46,564)
Sales and maturities of marketable securities	25,930	32,735	53,680

Net cash used in investing activities	(5,935)	(24,672)	(75,603)

Financing activities:
Net proceeds from issuance of debt	29,353	—	73,696
Payments of debt	(46,200)	(4,100)	(24,700)
Deferred costs of initial public offering	—	—	(1,871)
Proceeds from the sale of common stock	493	333	776
Excess tax benefit from exercise of stock options	—	—	438

Net cash provided by (used in) financing activities	(16,354)	(3,767)	48,339

Net increase in cash and cash equivalents	8,729	11,637	10,739
Cash and cash equivalents at beginning of year	13,690	22,419	34,056

Cash and cash equivalents at end of year	$22,419	$34,056	$44,795

See the accompanying notes.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

        Prometheus Laboratories Inc. ("Prometheus" or the "Company") is a specialty pharmaceutical company currently focused on treating diseases and disorders associated with the gastrointestinal tract, as well as autoimmune and inflammatory diseases. Prometheus markets and delivers pharmaceutical products complemented by its diagnostic testing services in the United States.

        Prometheus' portfolio of branded pharmaceutical products includes ENTOCORT® EC ("Entocort"), LOTRONEX® ("Lotronex"), Imuran® for the treatment of rheumatoid arthritis, Helidac Therapy® for the eradication of Helicobacter pylori, the leading cause of peptic ulcers, and Ridaura® for the management of rheumatoid arthritis. The Company began the exclusive marketing, sale and distribution of Entocort in the United States in January 2005. Entocort is indicated for the treatment of mild to moderate active Crohn's disease involving the ileum and/or the ascending colon. The Company began selling Lotronex on November 1, 2007 under a distribution agreement until January 2008 when the Company acquired exclusive rights to Lotronex in the United States from GlaxoSmithKline ("GSK"). Lotronex is the only prescription drug approved by the U.S. Food and Drug Administration ("FDA") for use in female patients with severe diarrhea-predominant irritable bowel syndrome who meet the conditions stated in the label. Prometheus also introduced a generic mercaptopurine product through a third-party distributor in February 2004. Mercaptopurine is used as a treatment for leukemia.

        Prometheus has developed or licensed and commercialized a number of specialized diagnostic tests. The diagnostic testing services offered by the Company include specific immunoassays to detect and differentiate certain diseases, drug metabolite monitoring and pharmacogenetic testing. Prometheus' diagnostic testing services are performed in a Company-operated laboratory located in San Diego, California.

        The Company was incorporated in California in December 1995.

Principles of Consolidation

        The consolidated financial statements include the assets, liabilities, and results of operations of the Company and a wholly owned, inactive subsidiary, which was dissolved in December 2007. For all periods prior to the dissolution, all material inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Pro Forma Balance Sheet

        The unaudited pro forma balance sheet as of December 31, 2007 assumes (i) the automatic conversion of all the outstanding shares of convertible preferred stock at December 31, 2007 into 35,415,856 shares of common stock and (ii) the termination of the Senior Note Warrant holders' repurchase rights, as though the completion of a Qualified Public Offering had occurred on

December 31, 2007 (see Note 10). The pro forma information excludes the common stock that would be issued in any such public offering and any related net proceeds therefrom.

Fair Value of Financial Instruments

        The carrying amounts of cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities are considered to be reasonable estimates of their fair values due to their short-term nature. Marketable securities, which are available for sale, are carried at their fair value.

Cash and Cash Equivalents

        The Company considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash and cash equivalents as of December 31, 2006 and 2007 consist primarily of investments in money funds invested in government or government-backed securities.

Marketable Securities

        Marketable securities at December 31, 2006 and 2007 consisted primarily of tax-exempt variable rate demand notes. The Company currently classifies all investment securities as available-for-sale and reports such securities at fair value. There were no material unrealized gains or losses as of December 31, 2006 or 2007.

        Tax-exempt variable rate demand notes include features whereby the interest or dividend rates are reset during the term by the market. These securities acquired by the Company have maturities ranging from 6 to 33 years; however, these securities typically have reset dates every seven days. The Company may sell such securities on the reset date. Historically, the fair values of these securities have not changed due to the high credit quality and short-term nature of the investment. However, if the fair value of its variable rate demand notes did change, the Company would recognize unrealized holding gains or losses on these investments as a net amount in a separate component of shareholders' equity (deficit) until realized.

        Investments in marketable securities were $44.2 million and $37.1 million at December 31, 2006 and 2007, respectively. The estimated fair value was equal to carrying value as of December 31, 2006 and 2007. There were no material realized gains or losses in 2005, 2006 or 2007.

Business and Credit Concentrations

        Prometheus acquired its first marketed pharmaceutical product in September 1999, acquired four additional marketed pharmaceutical products in April 2001 and began distributing Entocort in January 2005. The Entocort distribution agreement runs through December 2010. The Company also introduced a generic pharmaceutical, mercaptopurine, in February 2004. Each of these products competes with other pharmaceuticals, generic pharmaceuticals or alternative treatment options. In 2005, 2006 and 2007, the two highest volume pharmaceutical products in each year accounted for approximately 71%, 81% and 84%, respectively, of the Company's net pharmaceutical product sales. In 2005, 2006 and 2007, Entocort accounted for 55%, 71% and 77% of the Company's pharmaceutical product sales, respectively. The introduction of competing products, significant changes in physician prescribing patterns or a lack of product availability for any of these pharmaceutical products could have a material adverse effect on the Company's sales.

        The Company sells the majority of its branded pharmaceutical products to wholesalers who, in turn, sell the products to hospitals, pharmacies and other customers. Three wholesalers individually comprised 38%, 38% and 19% of the Company's branded pharmaceutical product gross sales for the year ended December 31, 2007 and, collectively, comprised 90%, 94% and 95% of the Company's branded pharmaceutical product gross sales for the years ended December 31, 2005, 2006 and 2007, respectively. Net accounts receivable for pharmaceutical product sales totaled $11.4 million and $13.1 million at December 31, 2006 and 2007, respectively, of which 78% and 87% of the net receivable balance was due from the three wholesalers referred to above at December 31, 2006 and 2007, respectively. The receivable balance for generic mercaptopurine sold to a third-party distributor under a supply agreement comprised 20% and 8% of the net accounts receivable for pharmaceutical product sales at December 31, 2006 and 2007, respectively. The Company monitors the extension of credit and has not experienced any significant credit risk related losses with respect to its pharmaceutical receivables.

        With respect to diagnostic testing services, two of the Company's product groups accounted for 71%, 71% and 69% of the Company's diagnostic gross revenues for the years ended December 31, 2005, 2006 and 2007, respectively. The introduction of lower priced or improved tests by competitors or the development of alternative methods of diagnosis, treatment or monitoring the diseases for which these tests are used could have a material adverse effect on the Company's diagnostic revenues. Net accounts receivable related to diagnostic testing services totaled $16.6 million and $16.4 million, respectively, at December 31, 2006 and 2007. Such receivables are largely due from insurance plans, medical practices, contract laboratories and patients. The largest two payors accounted for approximately 19%, 16% and 16% of the Company's diagnostic revenues for the years ended December 31, 2005, 2006 and 2007, respectively.

Dependence on Certain Suppliers

        Each of the Company's pharmaceutical products and many of the raw materials required to manufacture such products are sourced from single manufacturers. The qualification of a new manufacturer requires validation of the manufacturing process, filing with and approval by the FDA and can require a significant period of time to be completed successfully. The manufacturer of the Company's pharmaceutical products also requires that raw materials and other components meet stringent FDA requirements. Any significant delay in qualifying and approving a manufacturer, the inability to obtain qualified raw materials or components, the failure to meet quality requirements, the expiration of certain raw materials or components or any other manufacturing interruptions for any of the Company's pharmaceutical products could have a material adverse effect on the Company's ability to supply its pharmaceutical products to its customers. The Company is in the process of qualifying and validating new manufacturers and suppliers for several of the Company's pharmaceutical products.

Inventories

        Inventories consist of finished goods, work-in-process and raw materials related to the Company's pharmaceutical products, and diagnostic test kits. Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

Property and Equipment

        Property and equipment are recorded at cost. Equipment and furniture are depreciated using the straight-line method over their estimated useful lives (generally three to seven years) and leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

Product Rights, Patents, and Other Intangible Assets

        The Company's long-term assets include the costs of acquired product rights, product and technology license agreements, patents and trademarks. Considering the market for each product and the estimated product life, acquired product rights and licenses are being amortized over periods from six to 18 years. Costs for obtaining patents and trademarks are amortized over the estimated useful lives of the assets, ranging from three to 17 years. Costs relating to pending applications are deferred until the patent or trademark is issued or charged to operations at the time a determination is made not to pursue an application.

Restricted Cash

        Restricted cash of $80.0 million at December 31, 2007 represents funds deposited into escrow for an upfront fee associated with the purchase agreement to acquire exclusive rights to Lotronex in the United States from GSK (See Note 2). The funds were invested and held in a money market account until the acquisition was completed in January 2008. No cash was restricted at December 31, 2006.

Impairment of Long-Lived Assets

        The Company regularly reviews the carrying amount of its property, equipment and intangible assets to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), if indications of impairment exist, projected future undiscounted cash flows associated with the asset are compared to the carrying amount to determine whether the asset's value is recoverable. If the carrying value of the asset exceeds such projected undiscounted cash flows, the asset will be written down to its estimated fair value.

Revenue Recognition—Pharmaceutical Product Revenues

        Revenues from pharmaceutical product sales are generally recognized upon delivery and passage of title to customers and are presented net of estimated sales reductions for cash discounts, chargebacks, rebates, returns and other allowances. These reductions are provided for based on contractual requirements, historical experience, trends in physicians' prescribing patterns, an analysis of the estimated inventory levels in the distribution channel and product lot expiration dates. Substantially all of the Company's pharmaceutical sales are to wholesalers. In addition, the Company has an exclusive supply agreement with a distributor to provide a generic pharmaceutical product at a contractually-agreed transfer price, plus a share of the net profits (as defined) on sales of the product by the distributor to its customers. The Company recognizes revenue, which includes the transfer price and the Company's share of the net profit, based upon sales and net profit information at the time of sale and as provided by the distributor. Credit limits are established for pharmaceutical customers based on the Company's evaluation of the customer's financial strength. The Company will establish specific reserves for customers identified as possible credit risks through the collection process or in monitoring credit limits.

Revenue Recognition—Diagnostic Revenues

        Revenues from diagnostic testing services are recognized once the services have been performed and the results have been reported to the physician. The Company provides for estimated contractual and other allowances as a reduction in revenues at the time of sale based on past payment experience with each class of payor and known or expected changes in trends such as changes in payor reimbursement policies, changes in product procedure codes and other such factors. For diagnostic testing services, the Company typically invoices commercial and governmental insurance providers and laboratories as the primary payor of amounts due for services performed. The Company invoices patients for amounts uncollected from third parties, when allowed by law, and for those amounts directly owed by patients. A separate allowance is also recorded at the time of sale for estimated uncollectible amounts due from patients and expected to be transferred to patients. Reserves for bad debts are charged to general and administrative expense.

        In 2006, the Company recognized a reduction in contractual and other allowances resulting in an increase in net sales of diagnostic testing services and net income of approximately $3.6 million and $2.2 million, respectively. The reduction in contractual and other allowances reflects improvements in the process over collections and collections from third-party commercial payors, including payments received from a certain payor that had previously disputed prior payments and had issued a coverage policy that stated it would not provide payment for certain of the Company's diagnostic testing services. This change in accounting estimate was recorded as a cumulative adjustment in the period of change in accordance with Accounting Principles Board ("APB") Opinion No. 20, Accounting Changes, and SFAS No. 154, Accounting Changes and Error Corrections.

Earnings per Share

        The Company computes earnings per share in accordance with SFAS No. 128 Earnings per Share ("SFAS No. 128") and EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, ("EITF No. 03-6"), which established standards regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in earnings and dividends. EITF No. 03-6 requires earnings available to common shareholders for the period, after deduction of preferred stock preferences, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. EITF No. 03-6 does not require the presentation of basic and diluted net income per share for securities other than common stock; therefore, the following net income per share amounts only pertain to the Company's common stock.

        Basic net income per common share is calculated by dividing income allocable to common shareholders (net income after reduction for any required returns to preferred stock shareholders prior to paying dividends to the common shareholders, assuming current income for the period had been distributed) by the weighted-average number of common shares outstanding, during the period. In addition, in accordance with SFAS No. 128, the Senior Note Warrants (see Note 10) have been considered to be outstanding common shares in computing the net income per common share as the warrants are exercisable for minimal cash consideration.

        Pursuant to SFAS No. 128 and EITF No. 03-6, the Company has used the two-class method to calculate diluted net income per common share as the if-converted method is anti-dilutive in the periods presented. Diluted net income per common share also reflects the assumed conversion of options and warrants outstanding during the period using the treasury stock method to the extent dilutive. Use of the treasury stock method in 2006 and 2007 considers unamortized stock compensation expense calculated in accordance with SFAS No. 123 (Revised), Share-Based Payment ("SFAS No. 123R") as additional proceeds from the assumed exercise of such options and warrants.

        The following table sets forth the computation of basic and diluted net income per share:

	Years Ended December 31,
	2005	2006	2007
	(In thousands, except per share data)
Numerator:
Net income	$28,944	$32,239	$4,318
Income allocable to preferred shareholders	(27,601)	(28,681)	(4,318)

Net income allocable to common shareholders	$1,343	$3,558	$—

Denominator:
Weighted-average common shares outstanding	4,882	5,226	5,797
Common equivalent shares from Senior Note Warrants	4,466	4,466	4,207

Weighted-average common and common equivalent shares outstanding—basic	9,348	9,692	10,004
Common equivalent shares from options and warrants to purchase common or preferred stock	2,278	984	—

Weighted-average common and common equivalent shares outstanding—diluted	11,626	10,676	10,004

Basic net income per common share	$0.14	$0.37	$—

Diluted net income per common share	$0.12	$0.33	$—

        Potentially dilutive securities not included in the calculation of diluted net income per common share because to do so would be anti-dilutive are as follows (in common equivalent shares):

	Years Ended December 31,
	2005	2006	2007
	(In thousands)
Convertible preferred stock	35,416	35,416	35,416
Common and preferred stock options and warrants	—	—	3,597

	35,416	35,416	39,013

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

        The following table sets forth the computation of pro forma basic and diluted net income per common share for the year ended December 31, 2007 assuming the closing of a Qualified Initial Public Offering (see Note 10) at the beginning of the year. Both pro forma basic and diluted net income per share has been computed to give effect to the conversion of all of the Company's preferred stock into common stock and the termination of the repurchase rights on the Senior Note Warrants (see Note 10). The pro forma information does not include any common stock that would be issued in any such public offering.

(In thousands, except per share data)
Numerator:
Net income	$4,318
Add back accretion of redeemable warrants	31,085

Net income allocable to common shareholders	$35,403

Denominator:
Weighted-average common shares outstanding	5,797
Common equivalent shares from Senior Note Warrants	4,207
Common equivalent shares from conversion of preferred stock	35,416

Weighted-average common and common equivalent shares outstanding—basic	45,420
Common equivalent shares from options and warrants to purchase common or preferred stock	3,597

Weighted-average common and common equivalent shares outstanding—diluted	49,017

Pro forma basic net income per common share	$0.78

Pro forma diluted net income per common share	$0.72

Shipping and Handling Expenses

        Shipping and handling expenses related to the Company's revenues are included in costs of goods sold.

Royalties

        The Company pays royalties on the net sales of certain pharmaceutical products and diagnostic testing services. Royalty costs are included in costs of sales. Total royalties were $13.3 million, $25.1 million and $37.1 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Stock-Based Compensation

        Effective January 1, 2006, the Company adopted SFAS No. 123R using the prospective transition method. The prospective transition method requires all employee stock awards granted subsequent to December 2005 to be accounted for in accordance with SFAS No. 123R. Under SFAS No. 123R, employee stock-based compensation cost is generally measured at the grant date, based on the estimated fair value of the award, and is recognized as compensation expense over the employee's requisite service period or the estimated period to completion of performance conditions.

        Prior to January 1, 2006, the Company accounted for employee stock-based compensation under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations as permitted by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). SFAS No. 123R revises SFAS No. 123, supersedes APB No. 25 and amends SFAS No. 95, Statement of Cash Flows. Pursuant to SFAS No. 123R, the Company will continue to account for non-vested employee awards outstanding at the date of adoption in accordance with APB No. 25.

        Under APB No. 25, employee stock-based compensation expense is based on the excess, if any, of the fair value of the Company's common stock over the exercise price of the option on the measurement date. In general, under APB No. 25, if the exercise price of the Company's employee stock options equals or exceeds the deemed fair value of the underlying stock on the date of grant, no compensation expense is recognized. Any pre-2006 awards modified after the date of adoption will be accounted for following the provisions of SFAS No. 123R.

        The adoption of SFAS No. 123R resulted in $0.2 million and $2.1 million reductions in income from operations, income before income taxes and net income for the years ended December 31, 2006 and 2007, respectively.

Advertising Costs

        The Company charges the costs of advertising to expense as such costs are incurred. Advertising expenses were $0.2 million, less than $0.1 million and less than $0.1 million for the years ending December 31, 2005, 2006 and 2007, respectively.

Research and Development Costs

        Research and development costs consist primarily of amounts incurred to develop, test and validate diagnostic tests, to conduct clinical studies and for medical and regulatory activities. Such costs include research and development activities performed by the Company, and costs for research and development services performed by contract research organizations and consultants. Research and development costs are expensed as incurred.

Comprehensive Income

        SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting comprehensive income or loss in the financial statements. Comprehensive income for the years ended December 31, 2005, 2006 and 2007 did not differ from reported net income.

Cumulative Effect of a Change in Accounting Principle

        In June 2005, a FASB Staff Position was issued, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable ("FSP No. 150-5"), addressing the application of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150"). FSP No. 150-5 was effective for all periods presented after July 1, 2005 and concluded that warrants for shares that can be put to the

Company for redemption by the holders for cash should be accounted for as liabilities under SFAS No. 150. In accordance with FSP No. 150-5, the Company reclassified the fair value of such redeemable warrants on its balance sheet as of July 1, 2005 from stockholders' equity to liabilities and the accretion in the fair value of the warrants since the date of issuance to June 30, 2005 has been reported as a cumulative effect of a change in accounting principle in the accompanying statement of income. Pursuant to SFAS No. 150, increases or decreases in the fair value of such warrants subsequent to June 30, 2005 have been recorded as a change in the carrying value of the liability on the balance sheet and as interest expense in the statement of income (see Note 10). Pro forma net income assuming the change in accounting principle was retroactively applied would have been $36.3 million for the year ended December 31, 2005. The related pro forma basic and diluted net income per common share would have been $0.24 and $0.19, respectively, for the year ended December 31, 2005.

Recently Issued Accounting Standards

        In December 2007, FASB issued SFAS No. 141R, Business Combinations ("SFAS No. 141R"), which impacts the accounting for business combinations. The statement requires changes in the measurement of assets and liabilities to a fair value method consistent with the guidance provided in SFAS No. 157 (defined below). Additionally, SFAS No. 141R requires a change in accounting for certain acquisition related expenses and business adjustments which no longer are considered part of the purchase price. Adoption of this standard is required for fiscal years beginning after December 15, 2008. Early adoption of this standard is not permitted. The statement requires prospective application for all acquisitions after the date of adoption. As a result, the adoption of the statement could have a material impact on the accounting for future business combinations.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in SFAS No. 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company believes the adoption of SFAS No. 159 will not have a material effect on its results of operations and financial position.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company believes the adoption of SFAS No. 157 will not have a material effect on its results of operations and financial position.

Segment Information

        SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, ("SFAS No. 131"), defines the requirements for public enterprises to report financial and descriptive information about their reportable operating segments. Operating segments, as defined in SFAS No. 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance.

        The Company has two reportable business segments: pharmaceutical products and diagnostic testing services. As both pharmaceutical products and diagnostics testing services are sold through the same sales force and managed by the same personnel, the Company reports, manages and evaluates its business segment performance on net revenues, cost of sales and gross profit. The Company does not allocate selling, general and administrative, research and development, and other indirect costs to its business segments for performance assessment.

2. Commercial Agreements

Product Acquisition

        In October 2007, the Company entered into a purchase agreement with GSK to acquire exclusive rights to Lotronex in the United States. Lotronex is a pharmaceutical product for the treatment of severe diarrhea-predominant irritable bowel syndrome in female patients. Beginning November 1, 2007, the Company began marketing and selling Lotronex under an exclusive distribution, supply and transition agreement which continued until the acquisition was completed in January 2008. Under the distribution agreement, the Company will pay GSK a royalty based on Lotronex net sales.

        In conjunction with the purchase agreement, the Company paid an $80.0 million upfront fee to GSK upon closing in January 2008. In addition, as part of this consideration for the acquisition, the Company issued 1,250,000 shares of its common stock, valued at $13.1 million, to GSK on the closing date. Following the completion of the acquisition, the Company will pay royalties to GSK based on net sales of Lotronex, and may also pay up to $100.0 million on the achievement of certain sales-based milestones. The consideration paid and costs incurred to acquire Lotronex will be capitalized in the balance sheet and amortized over the estimated life of the product.

        In conjunction with the purchase agreement, the Company entered into a two-year supply agreement with GSK. The Company intends to identify, validate, qualify and gain FDA approval for a new manufacturer of Lontronex during such two-year period.

License Agreement

        In November 2007, the Company signed an exclusive license agreement (the "License") to develop and commercialize COLAL-PRED® ("Colal-Pred"), a development-stage product for the treatment of gastrointestinal diseases, in North America from a subsidiary of Alizyme plc. The terms of the License included a $2.5 million upfront payment which may be followed by additional payments of up to $15.0 million on the successful achievement of development milestones, including FDA approval of the product. The Company will also fund substantially all of the clinical development costs for Colal-Pred in North America and, assuming the successful completion of clinical trials and regulatory approvals, will pay royalties based on net sales of the product. As the product requires further development, all payments up to the time of regulatory approval of the product are being expensed.

Distribution Agreement

        In an agreement with AstraZeneca LP, the Company obtained exclusive rights for the marketing, sale and distribution of Entocort in the United States beginning in January 1, 2005 (the "Distribution Agreement"). The current term of the Distribution Agreement is through December 31, 2010. Under the agreement, the Company paid approximately $2.0 million in upfront fees, and pays royalties on net sales of Entocort at varying rates depending on the level of sales. AstraZeneca is responsible for manufacturing the product and for related regulatory filings. In addition to other terms and conditions, the Company has agreed to minimum levels of promotional spending (ranging from $9.0 million in 2005 to $4.0 million in 2010) and of sales effort on the product, unless otherwise agreed to by the parties. The agreement also provides for (i) a payment to the Company on termination based on terminal year sales and (ii) a right of first negotiation to obtain the product following completion of the term.

        Licensed and other technology included in product rights, patents and other intangibles as of December 31, 2005 was net of a $1.9 million payment received under the Distribution Agreement. The payment represented an adjustment related to wholesaler inventory levels of Entocort as of January 1, 2005. The Company's cost to enter into the Distribution Agreement, net of the adjustment, is being amortized to operations over the term of the agreement.

3. Inventories

        Inventories include finished goods, raw materials and samples related to the Company's pharmaceutical products and diagnostic test kits which are used for the collection of specimens from patients. Inventories, which are net of applicable reserves and allowances, consist of the following:

	December 31,
	2006	2007
	(In thousands)
Finished products	$6,092	$9,352
Raw materials	453	1,584
Samples	300	225
Diagnostic test kits	21	23

	$6,866	$11,184

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

4. Property and Equipment

        Property and equipment consist of the following:

		December 31,
	Depreciable Life in Years
		2006	2007
		(In thousands)
Office furniture and equipment	3-7	$3,018	$2,593
Leasehold improvements	7	5,865	6,023
Laboratory equipment	5	3,786	4,011

		12,669	12,627
Accumulated depreciation and amortization		(5,294)	(6,075)

		$7,375	$6,552

        Depreciation and amortization expense related to property and equipment was $1.5 million, $1.8 million and $1.8 million for the years ended December 31, 2005, 2006 and 2007, respectively.

5. Product Rights, Patents and Other Intangible Assets

        Product rights, patents and other intangible assets include the following:

		December 31,
	Weighted-Average Life in Years
		2006	2007
		(In thousands)
Product rights	9.7	$26,355	$26,355
Product license rights	15.0	12,534	12,534
Patents and trademarks	14.1	9,689	8,340
Licensed and other technology	9.0	2,929	3,089

		51,507	50,318
Accumulated amortization		(29,041)	(32,713)

		$22,466	$17,605

        Amortization expense related to patents, trademarks and intangible assets was $3.7 million, $3.7 million and $3.9 million for the years ended December 31, 2005, 2006 and 2007, respectively. Amortization of these product rights, patents, and other intangible assets over the next five years is estimated to be approximately $3.6 million in 2008 through 2010, approximately $2.4 million in 2011 and approximately $1.7 million in 2012.

6. Accrued Liabilities

        Accrued liabilities consist of the following:

	December 31,
	2006	2007
	(In thousands)
Salaries and benefits	$3,977	$5,259
Product returns, rebates and chargebacks	10,085	10,032
Royalties payable	3,809	3,630
Sales incentive payable	949	940
Other liabilities	3,626	4,256

	$22,446	$24,117

7. Commitments

        Operating lease commitments relate primarily to the Company's laboratory, research and administrative facility and to automobiles. In June 2005, the Company entered into a lease for a larger laboratory, research and administrative facility. The lease for the Company's former facility expired in January 2006. Under automobile lease agreements, the Company has an option to terminate the lease of any vehicle after one year or to continue the lease on a month-to-month basis.

        The lease for the new facility expires in December 2012; however, the Company has the option to extend the lease for an additional five years at market value. Under the facility lease, in addition to rent, the Company is also responsible for substantially all costs to operate and maintain the facility and its proportionate share of common area costs during the term of the lease. The cumulative rent to be paid under the lease, net of tenant allowances of $0.7 million is being amortized on a straight-line basis across the term of the lease. Facility operating costs are expensed as incurred.

        As of December 31, 2007, future annual minimum lease payments for the Company's operating leases over a year in term are as follows (in thousands):

2008	$1,200
2009	1,236
2010	1,272
2011	1,307
2012	1,343

Total minimum lease payments	$6,358

        Rent expense was $2.0 million, $2.2 million and $1.9 million for 2005, 2006 and 2007, respectively.

8. Debt

        In September 2007, the Company paid off the $23.7 million balance outstanding and terminated its existing Credit Agreement (see below). Concurrently, the Company entered into a new credit agreement with a group of financial institutions (the "Lenders") under which the Company borrowed $75.0 million pursuant to a term loan (the "New Credit Facility"). The New Credit Facility also makes $25.0 million in revolving loans (the "Revolving Loans") available to the Company over the term of the

New Credit Facility. Under the New Credit Facility, the Company pays a commitment fee of 0.20% to 0.50% per annum on amounts available under the Revolving Loans based upon the Company's consolidated leverage ratio. The New Credit Facility and any borrowings under Revolving Loans bear interest, at the Company's election, at the British Bankers Association London InterBank Offered Rate ("LIBOR") plus an increment of 1.25% to 2.00% or the applicable bank's prime rate (or the federal funds rate plus 0.5%, whichever is higher) plus an increment of 0.25% to 1.00%, such increments being based on the Company's consolidated leverage ratio. In entering into the New Credit Facility, the Company incurred loan fees of approximately $1.3 million, which are included in other assets and are being amortized as a component of interest expense over the term of the New Credit Facility. During 2007, the effective annual interest rate on the New Credit Facility was 6.9%.

        Maturities of debt under the New Credit Facility are as follows: $3.8 million in 2008, $7.5 million in 2009, $7.5 million in 2010, $11.2 million in 2011 and $45.0 million in 2012. The New Credit Facility currently expires in September 2012. The New Credit Facility requires the Company to be in compliance with covenants including leverage and liquidity ratios. As of and for the year ended December 31, 2007, the Company was in compliance with all required covenants. The New Credit Facility is secured by substantially all of the Company's assets.

        In August 2005, the Company entered into a credit agreement (the "Credit Agreement") with a group of financial institutions under which the Company borrowed $30.0 million pursuant to a term loan (the "Term Loan"). The proceeds from the Term Loan were used by the Company to pay off the balance of its Senior Notes (see below). The Credit Agreement also made $15.0 million in revolving loans available to the Company over the term of the Credit Agreement, which were subject to a commitment fee of 0.20% per annum on amounts available under the revolving loans. The Term Loan and any borrowings under revolving loans incurred interest, at the Company's election, at LIBOR plus an increment of 1.50% to 2.25% or the applicable bank's prime rate plus an increment of 0.50% to 1.25%, such increments being based on the Company's consolidated leverage ratio. In entering into the Credit Agreement, the Company incurred loan fees of $0.6 million, which were included in other assets and amortized as a component of interest expense over the term of the Credit Agreement. In September 2007, unamortized loan fees of $0.3 million were expensed upon the termination of the Credit Agreement to interest expense. During 2007, the effective annual interest rate on the Credit Agreement was 9.6%.

        On April 30, 2001, the Company issued 13% Senior Notes (the "Senior Notes") having an aggregate principal value of $60.0 million. In conjunction with the sale of the Senior Notes, the Company also issued warrants for the purchase of 4,466,224 shares of common stock exercisable at $0.01 per share (see Note 10). Of the $60.0 million received for the Senior Notes and the stock warrants, $5.0 million was estimated as the fair value of the stock warrants using the Black-Scholes valuation model with a volatility of 70%, a risk-free interest rate of 4.88%; a dividend yield of 0%; and a weighted-average expected life of the options of three years, with the balance representing the purchase price of the Senior Notes. The value of the warrants was accounted for as a debt discount. The Company also incurred debt issuance costs of $3.7 million, which were included in other assets and, which together with the debt discount, were amortized as a component of interest expense over the term of the Senior Notes. The Senior Notes had an effective annual interest rate of 15.7% including the amortization of the debt discount and debt issuance costs.

        The Company paid down $15.0 million of the principal value of the Senior Notes in August 2004, $15.0 million in June 2005 and the $30.0 million balance in August 2005. In conjunction with the prepayment of the notes, the Company paid the note holders a prepayment penalty of $0.5 million in August 2004 and wrote down the related unamortized debt discount and debt issuance costs amounting to $0.7 million, $0.4 million and $0.6 million in August 2004, June 2005 and August 2005, respectively, all of which were charged to interest expense.

        Long-term debt consists of the following:

	December 31,
	2006	2007
	(In thousands)
Credit Agreement	$24,700	$75,000
Less current portion of debt	(2,000)	(3,750)

	$22,700	$71,250

9. Redeemable Preferred Stock

        As of December 31, 2006, the Company had 5,517,241 shares of Redeemable Convertible Series C Preferred Stock (the "Series C Preferred Stock"), 15,142,860 shares of Redeemable Convertible Series D Preferred Stock (the "Series D Preferred Stock") and 10,385,757 shares of Redeemable Convertible Series E Preferred Stock (the "Series E Preferred Stock") outstanding.

        Up to April 10, 2007, the holders of each series of the Series C, Series D and Series E Preferred Stock could have elected to have their shares redeemed by the Company for the applicable Liquidation Value (see Note 10) on April 30, 2007 (the "Redemption Right"). The aggregate repurchase price should each of the Series C, Series D and Series E Preferred Stock have elected to have their shares redeemed would have been $104.1 million on April 30, 2007. However, the holders of the Series C, Series D and Series E Preferred Stock did not exercise the Redemption Right during the election period which ended on April 10, 2007 and, as a result, there are no further redemption rights with respect to the Series C, Series D and Series E Preferred Stock. Accordingly, the Series C, Series D and Series E Preferred Stock were reclassified to shareholders' equity as of that date.

        The annual increase in the Liquidation Value, plus the accretion to Liquidation Value for the original issuance costs which originally were netted against the value of the redeemable preferred stock, are presented as a reduction of the net income attributable to common shareholders in the accompanying statements of income for the years ended December 31, 2005, 2006 and 2007. The reversal of the accretion to Liquidation Value, including issuance costs, upon the expiration of the Redemption Right on April 10, 2007 is presented as an increase to the net income attributable to common shareholders for the year ended December 31, 2007.

        The following is a summary of redeemable convertible preferred stock authorized, issued and outstanding and the related liquidation value as of December 31, 2006 (in thousands, except par value):

	Par Value	Shares Authorized	Shares Issued and Outstanding	Liquidation Value
Series C	$0.001	5,517	5,517	$11,523
Series D	$0.001	15,561	15,143	40,995
Series E	$0.001	10,475	10,386	49,887

Total		31,553	31,046	$102,405

10. Capital Stock

Preferred Stock

        As of December 31, 2007, there were 1,560,000 shares of Convertible Series A Preferred Stock (the "Series A Preferred Stock"), 2,809,998 shares of Convertible Series B Preferred Stock (the "Series B Preferred Stock"), 5,517,241 shares of Series C Preferred Stock, 15,142,860 shares of Series D Preferred Stock and 10,385,757 shares of Series E Preferred Stock outstanding. All Series of Preferred Stock are convertible into equal shares of common stock, subject to certain anti-dilution adjustments, at any time at the option of the holders, or automatically upon the closing of an underwritten public offering of the Company's common stock under the Securities Act of 1933, as amended, with gross proceeds of not less than $35 million and at a price of not less than $6.74 per common share (a "Qualified Public Offering"). The holders of each share of the convertible preferred stock are entitled to one vote for each equivalent share of common stock into which such stock would convert.

        In the event of any voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, the Series E Preferred Stock is senior in liquidation preference to all other series of preferred stock and to the common stock. The Series D Preferred Stock is senior to the Series A, Series B and Series C Preferred Stock and the common stock with respect to liquidation preferences. With the exception of certain deemed liquidations, the holders of the Series A, Series B, Series C, Series D and Series E Preferred Stock are entitled to receive liquidation values (the "Liquidation Value") of $0.33, $1.00, $1.45, $1.75 and $3.37 per share, respectively. The Liquidation Value for Series C, Series D and Series E Preferred Stock is increased annually by a preference rate of $0.0167, $0.05, $0.0725, $0.13125 and $0.25275 per share, respectively, less any of the preference previously paid by the Company.

        All outstanding series of preferred stock are entitled to share in dividends declared with the common stock based on their equivalent common shares. However, all the cumulative preference must be paid before a dividend can be declared. The Company has never declared or paid dividends on its capital stock.

        As of December 31, 2006, there were 1,560,000 and 2,809,998 shares of the Company's Series A and Series B Preferred stock authorized, issued and outstanding with a liquidation value of $0.8 million and $4.2 million, respectively.

        The following is a summary of convertible preferred stock authorized, issued and outstanding, and the related liquidation value as of December 31, 2007 (in thousands except par value):

	Par Value	Shares Authorized	Shares Issued and Outstanding	Liquidation Value
Series A	$0.001	1,560	1,560	$815
Series B	$0.001	2,810	2,810	4,353
Series C	$0.001	5,517	5,517	11,923
Series D	$0.001	15,561	15,143	42,983
Series E	$0.001	10,475	10,386	52,512

Total		35,923	35,416	$112,586

Common Stock

        Each share of common stock is entitled to one vote. The holders of the common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Company's Board of Directors, subject to the prior rights of the preferred shareholders; however, during the term of the Credit Agreement, payments of dividends are prohibited and certain other restricted cash payments to shareholders cannot exceed $500,000.

        The following shares of common stock are reserved for future issuance at December 31, 2007 (in thousands):

Conversion of preferred stock	35,416
Warrants outstanding	4,385
Stock option plan:
Issued and outstanding	8,293
Available for grant	556

Common stock reserved for future issuance	48,650

Stock Options and Warrants

        Prometheus' 2000 Equity Incentive Plan (the "2000 Plan") provides for the grant of incentive stock options, non-qualified stock options and stock issuances to employees, directors and consultants up to a maximum of 12,180,000 shares (inclusive of 1997 Equity Incentive Plan shares granted and outstanding or issued under prior employee stock plans). At December 31, 2007, a total of 8,292,814 shares were outstanding under options, 556,195 shares were available for grants and no restricted stock was outstanding under the 2000 Plan. Options granted under the 2000 Plan generally expire no later than 10 years from the date of grant (five years for a 10% shareholder). Options are generally granted to all employees when hired and vest over a period of four years. The exercise price of incentive stock options must be equal to at least the fair value of the Company's common stock on the date of grant, and the exercise price of non-statutory stock options may be no less than 85% of the fair value of the Company's common stock on the date of grant.

        In April 2001, the Company issued warrants to purchase 4,466,224 shares of its common stock (the "Senior Note Warrants") at an initial exercise price of $0.01 per share in conjunction with the placement of its Senior Notes (see Note 8). The Senior Note Warrants are exercisable, in whole or in part, at any time through April 30, 2008, at which date the warrants shall be automatically exercised. In addition, in the event that certain existing holders of the Company's preferred stock sell more than 50% of their capital stock holdings prior to a Qualified Public Offering, the Company must offer to repurchase the Senior Note Warrants or any shares issued on the exercise of such warrants at the fair value of the common stock. Further, unless the Company has consummated a Qualified Public Offering, certain investor groups may also require by notice at any time from April 30, 2007 through April 30, 2008, that the Company redeem their Senior Note Warrants or any shares issued on the exercise of such warrants at the fair value of the common stock. In July 2007, 521,059 of the Senior Note Warrants were redeemed at the then estimated fair value of $5.23 per share, for $2.7 million.

        In connection with a loan agreement entered into in June 2000, the Company issued warrants (the "Series D Warrants") for the purchase of 417,942 shares of its Series D Redeemable Convertible Preferred Stock at $1.75 per share. The warrants are exercisable, in whole or in part, at any time from the date of grant through the later of ten years after the date of grant or five years after the closing of the Company's initial public offering.

        In April 2000, the Company issued a warrant to purchase 21,429 shares of its common stock to a bank at a purchase price of $1.75 per share, in conjunction with the extension of a credit agreement. The warrants are exercisable, in whole or in part, at any time from the date of grant up to the third anniversary of the date the Company completes an initial public offering.

        Prior to June 30, 2005 and in accordance with EITF No. 88-9, Put Warrants, the Company accounted for its redeemable warrants as equity and recorded the accretion of the warrants to the estimated fair value of the Company's common stock as of December 31, 2001, 2002, 2004 and 2005 by charges of $4.0 million, $1.1 million, $2.2 million and $0.3 million, respectively, directly to the accumulated deficit. There was no such charge in 2003. Subsequent to June 30, 2005, in accordance with FSP 150-5, the Company reclassified the fair value of the redeemable warrants on its balance sheet from shareholders' equity to liabilities and the accretion in the fair value of such warrants since the date of issuance to June 30, 2005 was reported as a cumulative effect of a change in accounting principle (see Note 1). As a result of an increase in the fair value of the redeemable warrants, the Company recorded an increase in liabilities and interest expense totaling $2.0 million and $31.1 million during the years ended December 31, 2006 and 2007, respectively.

        Effective January 1, 2006, the Company adopted SFAS No. 123R which requires compensation cost related to share-based transactions, including employee stock options, to be recognized in the financial statements at fair value. SFAS No. 123R has been applied prospectively and, in accordance with SFAS No. 123R, the Company will continue to account for non-vested employee awards outstanding at the date of adoption using the intrinsic method described in APB No. 25 (see Note 1).

        In calculating stock-based compensation costs under SFAS No. 123R, the Company estimated the fair value of stock options using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived, exchange-traded options that have no vesting restrictions and are fully transferable. SFAS No. 123R also requires the Company to estimate the number of awards that will be forfeited in calculating compensation costs. Such costs are then recognized over the requisite service period of the awards on a straight-line basis.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

        The assumptions used to estimate the fair value of the stock options using the Black-Scholes option pricing model were as follows for the years ended December 31, 2006 and 2007:

	2006	2007
Weighted-average fair value of common stock	$2.75	$5.76
Weighted-average fair value of stock options granted	$1.73	$3.24
Expected term (in years)	6.1	6.1
Expected volatility	63.4%	53.7%
Risk-free interest rate	4.9%	4.8%
Expected dividend yield	0%	0%

        Fair Value of Common Stock—Due to the absence of an active market for the Company's common stock, the board of directors was required to determine the fair value of the common stock for consideration in setting exercise prices for the options granted and in valuing the options granted. In determining the fair value, the board of directors considered both quantitative and qualitative factors including the rights, preferences and liquidity of the Company's preferred and common stock, current and projected operating and financial performance, the status of new product development or acquisitions, financial market conditions and the market prices of similar companies and, commencing in 2006, contemporaneous valuations provided by management.

        As the Company's common stock is not actively traded, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, stock-based compensation expense, net income and net income per share could have been significantly different.

        Expected Term—The Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. As a result, for stock option grants made during the years ended December 31, 2006 and 2007, the expected term was estimated using the "simplified method" allowed under Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment.

        Volatility—As the Company is not publicly traded and therefore has no trading history, stock price volatility was estimated by taking the average of the reported volatility of industry peers of a similar size whose shares are publicly traded.

        Risk-Free Interest Rate—The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of the Company's stock option grants.

        Expected Dividend Yield—The assumed dividend yield was based on the Company's expectation of not paying dividends in the foreseeable future.

        Forfeitures—SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from the Company's estimates. Upon adoption of SFAS No. 123R, the Company began using historical data to estimate forfeiture rates.

        The Company recognized stock-based compensation expense of $0.2 million and $2.1 million pursuant to SFAS No. 123R for the years ended December 31, 2006 and 2007, respectively. The Company also recognized income tax benefits of $0.4 million in the statement of income for the year ended December 31, 2007. The total compensation cost related to non-vested awards not yet recognized in accordance with SFAS No. 123R is $1.8 million and $5.1 million as of December 31, 2006 and 2007, respectively. The weighted-average period over which this expense is expected to be recognized is approximately 2.1 years. In November 2007, the Board of Directors modified and vested a performance option exercisable for 125,000 shares of common stock granted to an executive, resulting in a $1.0 million charge to stock-based compensation.

        Stock-based compensation is reflected in the consolidated statement of income as follows for the years ended December 31, 2006 and 2007 (in thousands):

	2006	2007
Selling, general and administrative	$158	$1,797
Research and development	73	268
Cost of goods sold	4	52

	$235	$2,117

        The following table summarizes stock option activity under the 2000 Plan and for warrants and other options for the three years ended December 31, 2007 (in thousands, except weighted-average exercise prices):

	2000 Plan		Other Warrants and Options
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, December 31, 2004	6,974	$1.88	4,907	$0.17
Granted	1,194	$2.75	—	—
Exercised	(332)	$1.45	—	—
Forfeited	(496)	$2.56	—	—
Expired	(157)	$2.00	(1)	$0.03

Outstanding, December 31, 2005	7,183	$2.00	4,906	$0.17
Granted	1,438	$2.75	—	—
Exercised	(281)	$1.13	—	—
Forfeited	(260)	$2.67	—	—
Expired	(131)	$2.02	—	—

Outstanding, December 31, 2006	7,949	$2.14	4,906	$0.17

Granted	1,649	$5.76	—	—
Exercised	(680)	$1.14	—	—
Forfeited	(164)	$3.04	—	—
Expired	(461)	$2.23	(521)	$0.01

Outstanding, December 31, 2007	8,293	$2.92	4,385	$0.18

        The number of shares vested and exercisable under the 2000 Plan at December 31, 2005, 2006 and 2007 were 4.4 million shares, 5.1 million shares and 5.4 million shares, respectively, with a weighted-average exercise price of $1.66, $1.86 and $2.14 per share, respectively. All of the other warrants and options as of December 31, 2005, 2006 and 2007 were exercisable.

        The following table summarizes (i) the weighted-average grant date fair value for options granted, (ii) the total intrinsic value of options exercised and (iii) the total fair value of shares vested under the 2000 Plan during the years ended December 31, 2005, 2006 and 2007 (in thousands, except weighted-average fair values):

	2005	2006	2007
Weighted-average fair value of options granted	$0.58	$1.73	$3.24
Total intrinsic value of options exercised	$431	$457	$2,184
Total fair value of shares vested	$424	$451	$2,180

        The weighted-average fair value of the options granted for 2006 and 2007 are based on the Black-Scholes option-pricing model discussed above. The weighted-average grant date fair value of the options granted for 2005 was determined using the minimum value option pricing model with the following assumptions: a risk-free interest rate of 3.83% to 4.43%; a dividend yield of 0%; and a weighted-average expected life of the options of seven years. No warrants or other options were granted or exercised outside of the 2000 Plan during the years ended December 31, 2005, 2006 and 2007.

        The following table summarizes the number, weighted-average exercise price and term and aggregate intrinsic value of options under the 2000 Plan and for other warrants and other options as of December 31, 2007 (in thousands, except weighted-average exercise price and contractual term):

	Option/ Warrant Shares Outstanding	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Contractual Term
2000 Plan:
Outstanding	8,293	$2.92	$62,842	6.5
Vested and expected to vest	7,856	$2.92	$59,549	6.5
Exercisable	5,439	$2.14	$45,451	5.2
Other Warrants and Options:
Outstanding, vested and exercisable	4,385	$0.18	$45,229	0.8

        The aggregate intrinsic values shown in the table above are equal to the difference between the fair value of the Company's common stock at December 31, 2007 and the exercise price of stock options and warrants where such exercise price exceeds such fair value. Other warrants and options include the redeemable warrants which are accounted for as a liability.

        The following table summarizes by price ranges the number of shares, weighted-average exercise price and remaining life (in years) for options and warrants exercisable and for the total outstanding as of December 31, 2007 (in thousands, except weighted-average exercise price and life):

			Total Outstanding
	Exercisable			Weighted-Average
Price Range	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Exercise Price	Life
2000 Plan:
$0.10 - $1.03	566	$0.36	566	$0.36	1.8
$1.04 - $2.07	804	$1.46	804	$1.46	2.4
$2.08 - $3.10	4,013	$2.48	5,296	$2.54	6.6
$3.11 - $5.16	—	$—	88	$3.87	9.2
$5.17 - $7.23	52	$5.23	1,298	$5.23	9.5
$7.24 - $9.30	—	$—	90	$7.80	9.7
$9.31 - $10.34	4	$10.34	151	$10.34	9.9

Total 2000 Plan	5,439	$2.14	8,293	$2.92	6.5

Other Warrants and Options:
$0.01	3,945	$0.01	3,945	$0.01	0.3
$1.75	440	$1.75	440	$1.75	5.2

Total other	4,385	$0.18	4,385	$0.18	0.8

        Options or stock awards issued to non-employees are recorded at their fair value in accordance with SFAS 123R and are periodically re-measured in accordance with Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services ("EITF No. 96-18"), and are recognized over the related performance period. During the years ended December 31, 2005, 2006 and 2007, $1,273, $14,006 and $42,833, respectively, has been charged to expense reflecting the amortization over the service period of the fair value of options granted to consultants for services in accordance with EITF No. 96-18.

11. Employee Benefit Plan

        The Company has a defined contribution 401(k) retirement plan (the "401(k) Savings Plan") covering substantially all employees who have been employed for at least 30 days and meet certain age requirements. Employees may contribute up to 50% of their compensation per year (subject to a maximum limit prescribed by federal tax law). Under the 401(k) Savings Plan, the Company may elect to match a discretionary percentage of employee contributions. Beginning in January 2006, the Company began matching 100% of employees' contributions up to 3% of the employees' eligible salary. In addition, for 2006 and 2007, the Company elected to make a discretionary profit sharing contribution of 1% and 1.5%, respectively, of employees' eligible salary (subject to a maximum limit prescribed by federal tax law). These Company contributions resulted in charges of $0.9 million in 2006 and $1.2 million in 2007. For 2005, the Company elected to make a discretionary year-end match of 50% of employees' contributions up to a maximum of 6% of compensation, which resulted in a charge of $0.4 million.

12. Income Taxes

        The provision (benefit) for income taxes comprises the following:

	Years Ended December 31,
	2005	2006	2007
	(In thousands)
Current:
Federal	$11,814	$18,744	$20,773
State	1,899	4,313	6,516

Total current	13,713	23,057	27,289
Deferred:
Federal	(1,424)	(776)	(3,018)
State	869	(7)	(1,978)
Decrease in valuation allowance	(15,213)	—	—

Provision (benefit) for income taxes	$(2,055)	$22,274	$22,293

        The provision (benefit) for income taxes on earnings subject to income taxes differs from the statutory federal rate due to the following:

	Years Ended December 31,
	2005	2006	2007
	(In thousands)
Federal income taxes at statutory rate	$12,076	$19,080	$9,314
Accretion of redeemable warrants	(9)	705	10,880
Decrease in valuation allowance	(15,213)	—	—
State tax, net of federal benefit	1,262	2,855	2,907
Exempt income	(191)	(234)	(872)
Other, net	20	(132)	64

Provision (benefit) for income taxes	$(2,055)	$22,274	$22,293

        The Company's federal statutory rate was 35% in 2005, 2006 and 2007. Tax benefits related to employee stock options totaled $0.4 million for the year ended December 31, 2007.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

        Significant components of the Company's deferred tax assets and liabilities as of December 31, 2006 and 2007 are shown below.

	2006	2007
	(In thousands)
Deferred tax assets:
Intangible assets	$14,908	$17,180
Allowance for doubtful accounts	2,349	2,103
Accrued sales returns and allowances	2,434	4,125
State taxes	1,046	1,380
Deferred rent	459	434
Accrued compensation	429	419
Stock-based compensation	28	652
Other	209	313

Total deferred tax assets	21,862	26,606
Deferred tax liabilities:
Depreciation	(209)	(22)
Prepaid expenses and other	(338)	(291)

Net deferred tax asset	$21,315	$26,293

        A write down of product rights and accruals for sales returns and allowances, as well as other differences in the treatment of depreciation and amortization, has resulted in net deferred tax assets totaling $21.3 million and $26.3 million as of December 31, 2006 and 2007, respectively. Realization of these assets is dependent on the Company generating sufficient taxable income over the remaining lives of the assets. At December 31, 2004, the Company had a valuation allowance of $15.2 million against its net deferred tax assets, which was equal to the net deferred tax assets at December 31, 2004 less amounts estimated to be realized in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"), including amounts that could have been recovered through the carryback of future losses, if any, against prior years' taxable income. Based on taxable income generated in 2005 and the prior two years, and projections for taxable income in future years, the valuation allowance was decreased by $15.2 million in 2005.

        Although realization cannot be assured, the Company believes that, based on the level of taxable income generated by the Company in 2007 and the preceding two years and projections for additional taxable income in future years, it is more likely than not that the net deferred tax assets as of December 31, 2007 will be realized.

        Effective January 1, 2007, the Company adopted FIN No. 48, which creates a single model to address accounting for uncertain tax positions. FIN No. 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

        The cumulative effect of adopting FIN No. 48 is to be recorded as an adjustment to the opening balance of retained earnings on the adoption date. FIN No. 48 also requires the Company to recognize tax positions for which the timing of the ultimate resolution is uncertain as long-term liabilities. Based on an evaluation of its tax positions in accordance with FIN No. 48, the Company had no material unrecognized benefits related to tax positions taken in prior periods and, therefore, made no adjustments to retained earnings or any reclassifications to long-term liabilities as a result of the adoption of FIN No. 48 as of January 1, 2007. In addition, the Company had no material unrecognized benefits related to tax positions taken in prior periods or during 2007.

        Material filings subject to future examination include the Company's federal returns filed for 2004 through 2006 and California returns filed for 2003 through 2006. It is the Company's policy to include interest and penalties related to income tax matters as a component of income tax expense. Interest expense related to income tax matters of approximately $0.2 million was accrued as of December 31, 2007.

13. Supplemental Cash Flow Information

        The following summarizes the significant non-cash investing and financing activities of the Company and provides other supplemental cash flow information.

        Non-cash financing activities included non-cash expenses related to stock options granted to consultants and employees for services (see Notes 1 and 10). See Note 8 regarding non-cash interest expense recorded relating to loan fees and Note 10 regarding non-cash interest expense recorded on the accretion of the redeemable warrants to fair value.

        Net cash from operating activities reflects cash payments for interest expense of $4.1 million, $1.8 million and $2.6 million in the years ended December 31, 2005, 2006 and 2007, respectively, and cash payments for income taxes of $13.1 million, $21.9 million and $27.6 million in the years ended December 31, 2005, 2006 and 2007, respectively.

14. Segment Information

        The Company has two reportable business segments: pharmaceutical products and diagnostic testing services. The pharmaceutical products segment includes Entocort for the treatment of Crohn's disease, Lotronex for the treatment of diarrhea-predominant irritable bowel syndrome (beginning in November 2007), Imuran for the treatment of rheumatoid arthritis, Helidac for the eradication of Helicobacter pylori, the leading cause of peptic ulcers, and Ridaura for the management of rheumatoid arthritis as well as other smaller prescription products. The diagnostic testing services segment includes specialized diagnostic tests to aid physicians in making difficult diagnoses with non-invasive testing and to assist them in determining therapy treatment and management, thereby helping a physician customize treatment to an individual patient.

        As both pharmaceutical products and diagnostics testing services are sold through the same sales force and managed by the same personnel, management reports, manages and evaluates its business segment performance on net sales, cost of sales and gross margin. The Company does not allocate selling, general and administrative, research and development, and other indirect costs to its business segments for performance assessment.

        The Company has no international revenues. Therefore, the Company has determined it is not useful to disclose revenues and the related segment expenses by geographic region. The Company has no inter-segment revenues.

        The following table reports net sales, cost of sales and gross margin for the Company's reportable segments for the years ended December 31, 2005, 2006 and 2007:

	Pharmaceutical Products	Diagnostic Testing Services	Total
	(In thousands)
2005
Net sales	$83,965	$54,978	$138,943
Cost of sales(1)	37,419	9,391	46,810

Gross margin	$46,546	$45,587	92,133

Operating expenses:
Selling, general and administrative			49,216
Research and development			3,712

Income from operations			$39,205

2006
Net sales	$119,150	$68,261	$187,411
Cost of sales(1)	58,039	11,904	69,943

Gross margin	$61,111	$56,357	117,468

Operating expenses:
Selling, general and administrative			57,075
Research and development			4,622

Income from operations			$55,771

2007
Net sales	$143,655	$77,285	$220,940
Cost of sales(1)	75,715	14,846	90,561

Gross margin	$67,940	$62,439	130,379

Operating expenses:
Selling, general and administrative			60,985
Research and development			13,024

Income from operations			$56,370

(1)
Pharmaceutical product cost of sales includes the amortization of acquired intangible assets which is reported separately in the accompanying statements of operations.

        The following table reports assets that are identifiable to the Company's pharmaceutical products and diagnostic testing services segments as of December 31, 2006 and 2007:

	Pharmaceutical Products	Diagnostic Testing Services	Corporate and Unallocated	Total
	(In thousands)
2006
Accounts receivable, net	$11,353	$16,617	$—	$27,970
Inventory, net	6,845	21	—	6,866
Property and equipment, net	—	1,638	5,737	7,375
Intangible assets, net	19,216	3,141	109	22,466
2007
Accounts receivable, net	13,132	16,346	—	29,478
Inventory, net	11,161	23	—	11,184
Property and equipment, net	—	1,621	4,931	6,552
Intangible assets, net	15,691	1,818	96	17,605

15. Contingencies

        Many of the Company's products are protected by owned or licensed intellectual property rights including patents, trademarks, trade secrets and other proprietary rights. The Company also has patent and trademark applications pending for both its marketed products and for products it has in development. The Company is and has been involved in litigation to protect and defend its intellectual property rights. If the litigation is not successful or should the Company's patents be invalidated, it could have a material adverse effect on the Company's business.

        There can be no assurance others will not design competing products that do not infringe the Company's intellectual property rights, that they will not introduce products that infringe on the Company's proprietary rights or that the Company will be able to successfully assert its intellectual property rights to protect its products. In addition, if any of the Company's products are found to infringe on the proprietary rights of others, unless the Company could acquire or obtain a license to such rights, the Company would have to withdraw its infringing products from the market. If others are successful in introducing competing products, designing around or invalidating the Company's intellectual property, or should the Company be unsuccessful in securing third-party rights necessary to commercialize its products, it could have a material, adverse effect on the Company's business.

        From time to time, the Company is involved in legal proceedings or encounters regulatory or other matters in the ordinary course of business that have or may result in unasserted or asserted claims or litigation. At December 31, 2007, there were no contingences that are considered probable under SFAS No. 5, and as a result no amounts have been accrued at either date.

16. Related Party Transactions

        In October 2006, the Company paid $0.2 million to Credit Suisse Securities (USA) LLC for financial advisory services. Affiliates of Credit Suisse Securities (USA) LLC own 14,076,508 shares of the Company's preferred stock as of December 31, 2007. Credit Suisse Securities (USA) LLC is affiliated with two of the Company's directors.

             Shares

Prometheus Laboratories Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse

Banc of America Securities LLC

Cowen and Company

Pacific Growth Equities, LLC

          Through and including              , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the registration of the common stock hereunder. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Global Select Market listing fee.

Item	Amount to be paid
SEC Registration Fee		$3,070
FINRA Filing Fee		10,500
Nasdaq Global Select Market Listing Fee		150,000
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky, Qualification Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

    *
    To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

        Section 317 of the California Corporations Code authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers who are parties or are threatened to be made parties to any proceeding (with certain exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. Section 204 of the California Corporations Code provides that this limitation on liability has no effect on a director's liability (a) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (b) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (c) for any transaction from which a director derived an improper personal benefit, (d) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the corporation or its shareholders, (e) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (f) under Section 310 of the California Corporations Code (concerning contracts or transactions between the corporation and a director), or (g) under Section 316 of the California Corporations Code (directors' liability for improper dividends, loans and guarantees). Section 317 does not extend to acts or omissions of a director in his capacity as an officer. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation of a director's fiduciary duty to us or our shareholders. Although the validity and scope of the legislation underlying Section 317 have not yet been interpreted to any significant extent by the California courts, Section 317 may relieve directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers of our company.

        In accordance with Section 317, our articles of incorporation eliminate the liability of each of our directors for monetary damages to the fullest extent permissible under California law. Our articles of incorporation further authorize us to provide indemnification to our agents (including our officers and directors), subject to the limitations set forth above. The articles of incorporation and our amended and restated bylaws further provide for indemnification of our officers and directors to the maximum extent permitted by California law, and also permit the indemnification of other corporate agents to the maximum extent permitted by California law at the discretion of our Board of Directors. Additionally, we maintain insurance policies which insure our officers and directors against certain liabilities.

        We have entered into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in our articles of incorporation and amended and restated bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by us or in our right, on account of services by that person as a director or officer of our company or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

        Lastly, the underwriting agreement (Exhibit 1.1 to this registration statement) provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act of 1933 or otherwise in connection with this offering.

        The foregoing summaries are necessarily subject to the complete text of the California Corporations Code, our articles of incorporation, our amended and restated bylaws and the agreements referred to above and are qualified in their entirety by reference thereto.

Item 15.    Recent Sales of Unregistered Securities

        During the last three years, we have issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities:

  1.
  From February 1, 2005 through January 31, 2008, we granted stock options to purchase 4,280,605 shares of our common stock at exercise prices ranging from $2.75 to $10.34 per share to our employees, directors and consultants under our 2000 Equity Incentive Award Plan. During this period, options for 21,600 shares under the 1997 Equity Incentive Award Plan and options for 1,617,949 shares under the 2000 Equity Incentive Award Plan expired or were forfeited. During that time, options to purchase 321,640 and 961,017 shares of our common stock were exercised under our 1997 Equity Incentive Award Plan and 2000 Equity Incentive Award Plan, respectively, for an aggregate consideration to us of $4,625,296.

  2.
  On January 4, 2008, we issued 1,250,000 shares of our common stock to GlaxoSmithKline as partial consideration for our purchase of the exclusive rights to LOTRONEX® (alosetron hydrochloride) Tablets in the United States from GlaxoSmithKline.

        The sales and issuances of securities in the transactions described in paragraph (1) above were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act of 1933, as amended, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through employment or other relationships, to information about us.

        The offer of the common stock in the transaction described in paragraph (2) above was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. The purchaser represented that it was an accredited investor as defined under the Securities Act of 1933, as amended. We claimed such exemption on the basis that, among other things, (a) the purchaser represented that it intended to acquire the securities for investment only and not with a view to the distribution thereof and that it received and reviewed adequate information about us and has had an opportunity to discuss our business, management and financial affairs with our management and to review our facilities and (b) appropriate legends are required to be affixed to the stock certificate issued in such transactions.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

          The attached Exhibit Index is incorporated herein by reference.

  (b)
  Financial Statement Schedules

          Schedule II: Valuation and Qualifying Accounts ($ in millions)

Allowance for Doubtful Accounts	Balance at Beginning of Period	Charged to Costs and Expenses	Allowance Reductions/ Write-offs	Balance at End of Period(1)
Year ended December 31, 2005	2.5	3.7	1.5	4.7
Year ended December 31, 2006	4.7	3.5	3.7	4.5
Year ended December 31, 2007	4.5	2.8	5.3	2.0

(1)
Included as a reduction of accounts receivable

        The following table provides a summary of activity with respect to our pharmaceutical allowances ($ in millions):

	Sales Returns	Managed Care, Medicare and Medicaid Rebates	Wholesaler Chargebacks	Discounts and Other Allowances
Balance December 31, 2004	1.7	1.2	2.0	0.8
Current Provision(1)	3.9	3.9	5.0	2.5
Credits Issued(2)	(1.9)	(2.4)	(5.0)	(2.4)
Changes in Prior Year Estimate(3)	(0.3)	—	(0.5)	—

Balance December 31, 2005	3.4	2.7	1.5	0.9
Current Provision(1)	3.5	3.2	4.5	4.0
Credits Issued(2)	(1.2)	(3.5)	(4.4)	(4.1)
Changes in Prior Year Estimate(3)	—	(0.1)	(0.1)	—

Balance December 31, 2006	5.7	2.3	1.5	0.8
Current Provision(1)	4.2	2.3	5.6	4.6
Credits Issued(2)	(2.7)	(3.2)	(5.7)	(5.0)
Changes in Prior Year Estimate(3)	—	(0.1)	—	—

Balance December 31, 2007	$7.2	$1.3	$1.4	$0.4

(1)
Represents allowances for sales returns, managed care, Medicare and Medicaid rebates, wholesaler chargebacks, discounts and other allowances related to sales in the applicable year.

(2)
Credits are reported in the year that they are issued. In general, sales returns are received in years subsequent to year of sale while credits for the other pharmaceutical allowances relate to sales in both the current year and the immediately preceding year.

(3)
Changes in estimate represent adjustments to allowances recorded related to prior years' sales.

        For a description of pharmaceutical allowances, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

        We hereby undertake that:

          (a)   We will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (b)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

          (c)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Prometheus Laboratories Inc. has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned; thereunto duly uthorized, in the City of San Diego, State of California on March 20, 2008.

PROMETHEUS LABORATORIES INC.
By:	/s/ JOSEPH M. LIMBER Joseph M. Limber President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOSEPH M. LIMBER Joseph M. Limber	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer)	March 20, 2008
/s/ MICHAEL V. SWANSON Michael V. Swanson	Senior Vice President, Finance (Principal Financial and Accounting Officer)	March 20, 2008
/s/ TIMOTHY R. G. SEAR* Timothy R. G. Sear	Chairman of the Board of Directors	March 20, 2008
/s/ ROLF A. CLASSON* Rolf A. Classon	Director	March 20, 2008
/s/ DAVID A. DURKIN* David A. Durkin	Director	March 20, 2008
/s/ KATHLEEN D. LAPORTE* Kathleen D. LaPorte	Director	March 20, 2008
/s/ JEAN-PIERRE MILLON* Jean-Pierre Millon	Director	March 20, 2008

/s/ ADELE C. OLIVA* Adele C. Oliva	Director	March 20, 2008
/s/ STEPHAN R. TARGAN, M.D.* Stephan R. Targan, M.D.	Director	March 20, 2008
/s/ ROBERT S. WHITEHEAD* Robert S. Whitehead	Director	March 20, 2008
*By:	/s/ JOSEPH M. LIMBER Joseph M. Limber Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Articles of Incorporation of the Registrant, as currently in effect
3.3*	Form of Amended and Restated Articles of Incorporation of the Registrant, to be in effect upon completion of the offering
3.4**	Amended and Restated Bylaws of the Registrant, as currently in effect
3.5*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering
4.1*	Form of the Registrant's Common Stock Certificate
4.2**	Amended and Restated Shareholders' Agreement dated April 30, 2001
4.3**	Registration Rights Agreement dated April 30, 2001
4.4**	Warrant to Purchase Shares of Common Stock, dated April 6, 2000, issued by the Registrant to Imperial Bancorp
4.5**	Warrant to Purchase Shares of Series D Preferred Stock, dated May 30, 2000, issued by the Registrant to TBCC Funding Trust II
4.6**	Warrant to Purchase Shares of Series D Preferred Stock, dated June 6, 2000, issued by the Registrant to Meier Mitchell & Company
4.7**	Form of Warrant to Purchase Shares of Common Stock, dated April 30, 2001
5.1*	Opinion of Latham & Watkins LLP
9.1*	Form of Voting Trust Agreement
10.1*	Form of Director and Executive Officer Indemnification Agreement
10.2#**	1997 Equity Incentive Award Plan and forms of option agreements thereunder
10.3#**	2000 Equity Incentive Award Plan and forms of option agreements thereunder
10.4#*	Independent Director Compensation Policy
10.5#**	2006 Management Bonus Plan
10.6#**	2007 Management Bonus Plan
10.7#**	2008 Management Bonus Plan
10.8#*	2008 Equity Incentive Award Plan and forms of option and restricted stock agreements thereunder
10.9#*	2008 Employee Stock Purchase Plan and form of Offering Document thereunder
10.10#**	Form of Change in Control Severance Agreement
10.11#**	Employment Agreement effective October 26, 2007 by and between the Registrant and Joseph M. Limber
10.12†#***	Personal Services Agreement dated June 1, 2006 by and between the Registrant and Stephen R. Targan, M.D.
10.13†#***	Personal Services Agreement dated June 1, 2007 by and between the Registrant and Stephen R. Targan, M.D.

10.14†***	Distribution Agreement dated November 19, 2004 by and between the Registrant and AstraZeneca LP
10.15†***	First Amendment to Distribution Agreement dated December 2, 2004 by and between the Registrant and AstraZeneca LP
10.16†**	Second Amendment to Distribution Agreement dated November 10, 2005 by and between the Registrant and AstraZeneca LP
10.17†**	Third Amendment to Distribution Agreement dated January 18, 2006 by and between the Registrant and AstraZeneca LP
10.18†***	Asset Purchase and Sale Agreement dated October 31, 2007 by and between the Registrant, SmithKline Beecham Corporation d/b/a GlaxoSmithKline and Glaxo Group Limited
10.19**	Amendment No. 1 to the Asset Purchase and Sale Agreement dated December 21, 2007 by and between the Registrant, SmithKline Beecham Corporation d/b/a GlaxoSmithKline and Glaxo Group Limited
10.20†***	Supply Agreement dated October 31, 2007 by and between the Registrant and SmithKline Beecham Corporation d/b/a GlaxoSmithKline
10.21†***	Exclusive License Agreement dated August 14, 1996 by and among the Registrant, Cedars-Sinai Medical Center and the Regents of the University of California
10.22†***	Exclusive License Agreement dated December 1, 1999 by and between the Registrant and the Regents of the University of California
10.23**	First Amendment to License Agreement dated May 18, 2000 by and between the Registrant and the Regents of the University of California
10.24**	Second Amendment to License Agreement dated May 15, 2001 by and between the Registrant and the Regents of the University of California
10.25†***	License Agreement dated November 29, 2007 by and between the Registrant and Alizyme Therapeutics Limited
10.26†**
Credit Agreement dated September 21, 2007 among the Registrant, the domestic subsidiaries of the Registrant from time to time party thereto, Bank of America, N.A., Comerica Bank, US Bank NY and the other lenders party thereto
10.27**	Lease dated June 22, 2005 by and between the Registrant and The Irvine Company
10.28†**	Distribution and Inventory Management Services Agreement dated May 1, 2004 by and between the Registrant and McKesson Corporation
10.29**	Amendment No. 1 to the Distribution and Inventory Management Services Agreement dated December 10, 2004 by and between the Registrant and McKesson Corporation
10.30**	Amendment No. 2 to the Distribution and Inventory Management Services Agreement dated November 6, 2007 by and between the Registrant and McKesson Corporation
10.31†**	Distribution and Inventory Management Services Agreement dated June 1, 2004 by and between the Registrant and Cardinal Health Inc.
10.32**	Amendment No. 1 to the Distribution and Inventory Management Services Agreement dated December 10, 2004 by and between the Registrant and Cardinal Health Inc.
10.33**	Amendment No. 2 to the Distribution and Inventory Management Services Agreement dated April 13, 2006 by and between the Registrant and Cardinal Health Inc.

10.34†**	Amendment No. 3 to the Distribution and Inventory Management Services Agreement dated December 1, 2007 by and between the Registrant and Cardinal Health Inc.
10.35†***	Settlement Agreement and Mutual Release and License Amendment dated June 30, 2006 by and between the Registrant, Cedars-Sinai Medical Center and the Regents of the University of California
10.36†	Exclusive License Agreement dated March 29, 2004 by and between the Registrant and Corixa Corporation.
23.1	Consent of independent registered public accounting firm
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (See page II-5)

*
To be filed by amendment.

**
Previously filed.

***
Previously filed but amended version filed herewith.

†
Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

#
Indicates management contract or compensatory plan.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
EXECUTIVE COMPENSATION
PRINCIPAL [AND SELLING] SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Prometheus Laboratories Inc. Consolidated Balance Sheets (In thousands, except par value)
Prometheus Laboratories Inc. Consolidated Statements of Income (In thousands, except per share amounts)
Prometheus Laboratories Inc. Consolidated Statements of Cash Flows (In thousands)
Prometheus Laboratories Inc. Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX